Exhibit 99.2

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Banco Santander, S.A.:

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Banco Santander, S.A. and its subsidiaries (the “Company”) as of December 31, 2018, 2017 and 2016, and the related consolidated income statements, statements of recognised income and expense, statements of changes in total equity and statements of cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 1.b. to the consolidated financial statements, the Company changed the manner in which it accounts for financial instruments in 2018.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting (not presented herein) appearing under Item 15 of the Company’s 2018 Annual Report on Form 20-F. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers Auditores, S.L.

Madrid, Spain

March 25, 2019, except with respect to our opinion on the consolidated financial statements insofar as it relates to the effects of the change in composition of reportable segments discussed in Note 52 as to which the date is July 8, 2019

We have served as the Company’s auditor since 2016.

SANTANDER GROUP

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2018, 2017 AND 2016

(Million of euros)

ASSETS (*)	Note	2018	2017	2016
CASH, CASH BALANCES AT CENTRAL BANKS AND OTHER DEPOSITS ON DEMAND		113,663	110,995	76,454

FINANCIAL ASSETS HELD FOR TRADING		92,879	125,458	148,187
Derivatives	9 and 11	55,939	57,243	72,043
Equity instruments	8	8,938	21,353	14,497
Debt instruments	7	27,800	36,351	48,922
Loans and advances		202	10,511	12,725
Central banks	6	—	—	—
Credit institutions	6	—	1,696	3,221
Customers	10	202	8,815	9,504
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		23,495	50,891	38,145

NON-TRADING FINANCIAL ASSETS MANDATORILY AT FAIR VALUE THROUGH PROFIT OR LOSS		10,730	—	—
Equity instruments	8	3,260	—	—
Debt instruments	7	5,587	—	—
Loans and advances		1,883	—	—
Central banks	6	—	—	—
Credit institutions	6	2	—	—
Customers	10	1,881	—	—
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		—	—	—

FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS		57,460	34,782	31,609
Equity instruments	8	—	933	546
Debt instruments	7	3,222	3,485	3,398
Loans and advances		54,238	30,364	27,665
Central banks	6	9,226	—	—
Credit institutions	6	23,097	9,889	10,069
Customers	10	21,915	20,475	17,596
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		6,477	5,766	2,025

FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME		121,091	—	—
Equity instruments	8	2,671	—	—
Debt instruments	7	116,819	—	—
Loans and advances		1,601	—	—
Central banks	6	—	—	—
Credit institutions	6	—	—	—
Customers	10	1,601	—	—
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		35,558	—	—

FINANCIAL ASSETS AVAILABLE-FOR-SALE		—	133,271	116,774
Equity instruments	8	—	4,790	5,487
Debt instruments	7	—	128,481	111,287
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		—	43,079	23,980

FINANCIAL ASSETS AT AMORTISED COST		946,099	—	—
Debt instruments	7	37,696	—	—
Loans and advances		908,403	—	—
Central banks	6	15,601	—	—
Credit institutions	6	35,480	—	—
Customers	10	857,322	—	—
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		18,271	—	—

LOANS AND RECEIVABLES		—	903,013	840,004
Debt instruments	7	—	17,543	13,237
Loans and advances		—	885,470	826,767
Central banks	6	—	26,278	27,973
Credit institutions	6	—	39,567	35,424
Customers	10	—	819,625	763,370
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		—	8,147	7,994

INVESTMENTS HELD-TO-MATURITY	7	—	13,491	14,468
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		—	6,996	2,489

HEDGING DERIVATIVES	36	8,607	8,537	10,377

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RISK	36	1,088	1,287	1,481

INVESTMENTS	13	7,588	6,184	4,836
Joint ventures entities		979	1,987	1,594
Associated entities		6,609	4,197	3,242

ASSETS UNDER INSURANCE OR REINSURANCE CONTRACTS	15	324	341	331

TANGIBLE ASSETS		26,157	22,974	23,286
Property, plant and equipment	16	24,594	20,650	20,770
For own-use		8,150	8,279	7,860
Leased out under an operating lease		16,444	12,371	12,910
Investment property	16	1,563	2,324	2,516
Of which leased out under an operating lease		1,195	1,332	1,567
Memorandum items: acquired in lease		98	96	115

INTANGIBLE ASSETS		28,560	28,683	29,421
Goodwill	17	25,466	25,769	26,724
Other intangible assets	18	3,094	2,914	2,697

TAX ASSETS		30,251	30,243	27,678
Current tax assets		6,993	7,033	6,414
Deferred tax assets	27	23,258	23,210	21,264

OTHER ASSETS		9,348	9,766	8,447
Insurance contracts linked to pensions	14	210	239	269
Inventories		147	1,964	1,116
Other	19	8,991	7,563	7,062

NON-CURRENT ASSETS HELD FOR SALE	12	5,426	15,280	5,772
TOTAL ASSETS		1,459,271	1,444,305	1,339,125

(*) See reconciliation of IAS39 as of December 31, 2017 to IFRS9 as of January 1, 2018 (Note 1.b).

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated balance sheet as of December 31, 2018.

SANTANDER GROUP

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2018, 2017 AND 2016

(Million of euros)

LIABILITIES (*)	Note	2018	2017	2016
FINANCIAL LIABILITIES HELD FOR TRADING		70,343	107,624	108,765
Derivatives	9	55,341	57,892	74,369
Short positions	9	15,002	20,979	23,005
Deposits		—	28,753	11,391
Central banks	20	—	282	1,351
Credit institutions	20	—	292	44
Customers	21	—	28,179	9,996
Marketable debt securities	22	—	—	—
Other financial liabilities	24	—	—	—

FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS		68,058	59,616	40,263
Deposits		65,304	55,971	37,472
Central banks	20	14,816	8,860	9,112
Credit institutions	20	10,891	18,166	5,015
Customers	21	39,597	28,945	23,345
Marketable debt securities	22	2,305	3,056	2,791
Other financial liabilities	24	449	589	—
Memorandum items: subordinated liabilities	23	—	—	—

FINANCIAL LIABILITIES AT AMORTISED COST		1,171,630	1,126,069	1,044,240
Deposits		903,101	883,320	791,646
Central banks	20	72,523	71,414	44,112
Credit institutions	20	89,679	91,300	89,764
Customers	21	740,899	720,606	657,770
Marketable debt securities	22	244,314	214,910	226,078
Other financial liabilities	24	24,215	27,839	26,516
Memorandum items: subordinated liabilities	23	23,820	21,510	19,902

HEDGING DERIVATIVES	36	6,363	8,044	8,156

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	36	303	330	448

LIABILITIES UNDER INSURANCE OR REINSURANCE CONTRACTS	15	765	1,117	652

PROVISIONS	25	13,225	14,489	14,459
Pensions and other post-retirement obligations		5,558	6,345	6,576
Other long term employee benefits		1,239	1,686	1,712
Taxes and other legal contingencies		3,174	3,181	2,994
Contingent liabilities and commitments		779	617	459
Other provisions		2,475	2,660	2,718

TAX LIABILITIES		8,135	7,592	8,373
Current tax liabilities		2,567	2,755	2,679
Deferred tax liabilities	27	5,568	4,837	5,694

OTHER LIABILITIES	26	13,088	12,591	11,070

LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE		—	—	—
TOTAL LIABILITIES		1,351,910	1,337,472	1,236,426

SHAREHOLDERS´ EQUITY	30	118,613	116,265	105,977

CAPITAL	31	8,118	8,068	7,291
Called up paid capital		8,118	8,068	7,291
Unpaid capital which has been called up		—	—	—
Memorandum items: uncalled up capital		—	—	—
SHARE PREMIUM	32	50,993	51,053	44,912
EQUITY INSTRUMENTS ISSUED OTHER THAN CAPITAL		565	525	—
Equity component of the compound financial instrument		—	—	—
Other equity instruments issued		565	525	—
OTHER EQUITY	34	234	216	240
ACCUMULATED RETAINED EARNINGS	33	56,756	53,437	49,953
REVALUATION RESERVES	33	—	—	—
OTHER RESERVES	33	(3,567)	(1,602)	(949)
Reserves or accumulated losses in joint ventures investments		917	724	466
Others		(4,484)	(2,326)	(1,415)
(-) OWN SHARES	34	(59)	(22)	(7)
PROFIT ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT		7,810	6,619	6,204
(-) INTERIM DIVIDENDS	4	(2,237)	(2,029)	(1,667)

OTHER COMPREHENSIVE INCOME		(22,141)	(21,776)	(15,039)

ITEMS NOT RECLASSIFIED TO PROFIT OR LOSS	29	(2,936)	(4,034)	(3,933)

ITEMS THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS	29	(19,205)	(17,742)	(11,106)

NON-CONTROLLING INTEREST	28	10,889	12,344	11,761
Other comprehensive income		(1,292)	(1,436)	(853)
Other items		12,181	13,780	12,614

EQUITY (*)		107,361	106,833	102,699
TOTAL LIABILITIES AND EQUITY		1,459,271	1,444,305	1,339,125
MEMORANDUM ITEMS: OFF BALANCE SHEET AMOUNTS	35
Loans commitment granted		218,083	207,671	202,097
Financial guarantees granted		11,723	14,499	17,244
Other commitments granted		74,389	64,917	57,055

(*) See reconciliation of IAS39 as of December 31, 2017 to IFRS9 as of January 1, 2018 (Note 1.b).

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated balance sheet as of December 31, 2018.

SANTANDER GROUP

CONSOLIDATED INCOME STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

(Million of euros)

		(Debit) Credit
(*)	Note	2018	2017	2016
Interest income	38	54,325	56,041	55,156
Financial assets at fair value through other comprehensive income		4,481	4,384	4,522
Financial assets at amortised cost		47,560	49,096	48,084
Other interest income		2,284	2,561	2,550
Interest expense	39	(19,984)	(21,745)	(24,067)
Interest income/ (charges)		34,341	34,296	31,089
Dividend income	40	370	384	413
Income from companies accounted for using the equity method	13 and 41	737	704	444
Commission income	42	14,664	14,579	12,943
Commission expense	43	(3,179)	(2,982)	(2,763)
Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net	44	604	404	869
Financial assets at amortised cost		39	—	—
Other financial assets and liabilities		565	—	—
Gain or losses on financial assets and liabilities held for trading, net	44	1,515	1,252	2,456
Reclassification of financial assets at fair value through other comprehensive income		—	—	—
Reclassification of financial assets at amortised cost		—	—	—
Other gains (losses)		1,515	—	—
Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss	44	331	—	—
Reclassification of financial assets at fair value through other comprehensive income		—	—	—
Reclassification of financial assets at amortised cost		—	—	—
Other gains (losses)		331	—	—
Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net	44	(57)	(85)	426
Gain or losses from hedge accounting, net	44	83	(11)	(23)
Exchange differences, net	45	(679)	105	(1,627)
Other operating income	46	1,643	1,618	1,919
Other operating expenses	46	(2,000)	(1,966)	(1,977)
Income from assets under insurance and reinsurance contracts	46	3,175	2,546	1,900
Expenses from liabilities under insurance and reinsurance contracts	46	(3,124)	(2,489)	(1,837)
Total income		48,424	48,355	44,232
Administrative expenses		(20,354)	(20,400)	(18,737)
Personnel expenses	47	(11,865)	(12,047)	(11,004)
Other general administrative expenses	48	(8,489)	(8,353)	(7,733)
Depreciation and amortisation	16 and 18	(2,425)	(2,593)	(2,364)
Provisions or reversal of provisions, net	25	(2,223)	(3,058)	(2,508)
Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes		(8,986)	(9,259)	(9,626)
Financial assets at fair value through other comprehensive income		(1)	—	—
Financial assets at amortised cost	10	(8,985)	—	—
Financial assets measured at cost		—	(8)	(52)
Financial assets available-for-sale		—	(10)	11
Loans and receivables	10	—	(9,241)	(9,557)
Held-to-maturity investments		—	—	(28)
Impairment or reversal of impairment of investments in subsidiaries, joint ventures and associates, net	17 and 18	(17)	(13)	(17)
Impairment or reversal of impairment on non-financial assets, net		(190)	(1,260)	(123)
Tangible assets	16	(83)	(72)	(55)
Intangible assets	17 and 18	(117)	(1,073)	(61)
Others		10	(115)	(7)
Gain or losses on non-financial assets and investments, net	49	28	522	30
Negative goodwill recognised in results		67	—	22
Gains or losses on non-current assets held for sale not classified as discontinued operations	50	(123)	(203)	(141)
Operating profit/(loss) before tax		14,201	12,091	10,768
Tax expense or income from continuing operations	27	(4,886)	(3,884)	(3,282)
Profit from continuing operations		9,315	8,207	7,486
Profit or loss after tax from discontinued operations	37	—	—	—
Profit for the year		9,315	8,207	7,486
Profit attributable to non-controlling interests	28	1,505	1,588	1,282
Profit attributable to the parent		7,810	6,619	6,204
Earnings per share
Basic	4	0.449	0.404	0.401
Diluted	4	0.448	0.403	0.399

(*) See further detail regarding the impacts of the entry into force of IFRS9 as of January 1, 2018 (Note 1.b).

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated income statement for the year ended December 31, 2018.

SANTANDER GROUP

CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

(Million of euros)

(*)	Note	2018	2017	2016
CONSOLIDATED PROFIT FOR THE YEAR		9,315	8,207	7,486

OTHER RECOGNISED INCOME AND EXPENSE		(1,899)	(7,320)	(303)
Items that will not be reclassified to profit or loss	29	332	(88)	(806)
Actuarial gains and losses on defined benefit pension plans		618	(157)	(1,172)
Non-current assets held for sale		—	—	—
Other recognised income and expense of investments in subsidiaries, joint ventures and associates		1	1	(1)
Changes in the fair value of equity instruments measured at fair value through other comprehensive income	36	(174)	—
Gains or losses resulting from the accounting for hedges of equity instruments measured at fair value through other comprehensive income, net		—	—
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedged item)		—	—
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedging instrument)		—	—
Changes in the fair value of financial liabilities at fair value through profit or loss attributable to changes in credit risk		109	—
Income tax relating to items that will not be reclassified		(222)	68	367
Items that may be reclassified to profit or loss	29	(2,231)	(7,232)	503
Hedges of net investments in foreign operations (effective portion)	36	(2)	614	(1,329)
Revaluation gains (losses)		(2)	614	(1,330)
Amounts transferred to income statement		—	—	1
Other reclassifications		—	—	—
Exchanges differences	36	(1,874)	(8,014)	676
Revaluation gains (losses)		(1,874)	(8,014)	682
Amounts transferred to income statement		—	—	(6)
Other reclassifications		—	—	—
Cash flow hedges (effective portion)	36	174	(441)	495
Revaluation gains (losses)		491	501	6,231
Amounts transferred to income statement		(317)	(942)	(5,736)
Transferred to initial carrying amount of hedged items		—	—	—
Other reclassifications		—	—	—
Financial assets available-for-sale		—	683	1,326
Revaluation gains (losses)	29	—	1,137	2,192
Amounts transferred to income statement		—	(454)	(866)
Other reclassifications		—	—	—
Hedging instruments (items not designated)	36	—	—	—
Revaluation gains (losses)		—	—	—
Amounts transferred to income statement		—	—	—
Other reclassifications		—	—	—
Debt instruments at fair value with changes in other comprehensive income		(591)	—	—
Revaluation gains (losses)	29	(29)	—	—
Amounts transferred to income statement		(562)	—	—
Other reclassifications		—	—	—
Non-current assets held for sale		—	—	—
Revaluation gains (losses)		—	—	—
Amounts transferred to income statement		—	—	—
Other reclassifications		—	—	—
Share of other recognised income and expense of investments		(77)	(70)	80
Income tax relating to items that may be reclassified to profit or loss		139	(4)	(745)
Total recognised income and expenses for the year		7,416	887	7,183
Attributable to non-controlling interests		1,396	1,005	1,656
Attributable to the parent		6,020	(118)	5,527

(*) See further detail regarding the impacts of the entry into force of IFRS9 as of January 1, 2018 (Note 1.b).

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated statement of recognised income and expense for the year ended December 31, 2018.

SANTANDER GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

(Million of euros)

												Non-controlling interest
			Equity						Profit
			instruments	Other	Accumulated				attributable to		Other	Other
		Share	issued	equity	retained	Revaluation	Other	(-) Own	shareholders	(-) Interim	comprehensive	comprehensive	Others
(*)	Capital	premium	(not capital)	instruments	earnings	reserves	reserves	shares	of the parent	dividends	income	income	items	Total
Balance as of 12-31-17	8,068	51,053	525	216	53,437	—	(1,602)	(22)	6,619	(2,029)	(21,776)	(1,436)	13,780	106,833
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—	—	(1,473)	—	—	—	1,425	253	(1,545)	(1,340)
Opening balance as of 01-01-18	8,068	51,053	525	216	53,437	—	(3,075)	(22)	6,619	(2,029)	(20,351)	(1,183)	12,235	105,493
Total recognised income and expense	—	—	—	—	—	—	—	—	7,810	—	(1,790)	(109)	1,505	7,416
Other changes in equity	50	(60)	40	18	3,319	—	(492)	(37)	(6,619)	(208)	—	—	(1,559)	(5,548)
Issuance of ordinary shares	50	(60)	—	—	—	—	10	—	—	—	—	—	—	—
Issuance of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Maturity of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Dividends	—	—	—	—	(968)	—	—	—	—	(2,237)	—	—	(687)	(3,892)
Purchase of equity instruments	—	—	—	—	—	—	—	(1,026)	—	—	—	—	—	(1,026)
Disposal of equity instruments	—	—	—	—	—	—	—	989	—	—	—	—	—	989
Transfer from equity to liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers between equity items	—	—	—	—	4,287	—	303	—	(6,619)	2,029	—	—	—	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	59	—	—	—	—	—	(660)	(601)
Share-based payment	—	—	—	(74)	—	—	—	—	—	—	—	—	17	(57)
Others increases or (-) decreases of the equity	—	—	40	92	—	—	(864)	—	—	—	—	—	(229)	(961)
Balance as of 12-31-18	8,118	50,993	565	234	56,756	—	(3,567)	(59)	7,810	(2,237)	(22,141)	(1,292)	12,181	107,361

(*) See reconciliation of IAS39 as of December 31, 2017 to IFRS9 as of January 1, 2018 (Note 1.b).

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated statement of changes in total equity for the year ended December 31, 2018.

SANTANDER GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

(Million of euros)

												Non-controlling interest
			Equity						Profit
			instruments	Other	Accumulated				attributable to		Other	Other
		Share	issued	equity	retained	Revaluation	Other	(-) Own	shareholders	(-) Interim	comprehensive	comprehensive	Others
	Capital	premium	(not capital)	instruments	earnings	reserves	reserves	shares	of the parent	dividends	income	income	items	Total
Balance as of 12-31-16	7,291	44,912	—	240	49,953	—	(949)	(7)	6,204	(1,667)	(15,039)	(853)	12,614	102,699
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Opening balance as of 01-01-17	7,291	44,912	—	240	49,953	—	(949)	(7)	6,204	(1,667)	(15,039)	(853)	12,614	102,699
Total recognised income and expense	—	—	—	—	—	—	—	—	6,619	—	(6,737)	(583)	1,588	887
Other changes in equity	777	6,141	525	(24)	3,484	—	(653)	(15)	(6,204)	(362)	—	—	(422)	3,247
Issuance of ordinary shares	777	6,141	—	—	—	—	6	—	—	—	—	—	543	7,467
Issuance of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other financial instruments	—	—	525	—	—	—	—	—	—	—	—	—	592	1,117
Maturity of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction	—	—	—	—	—	—	—	—	—	—	—	—	(10)	(10)
Dividends	—	—	—	—	(802)	—	—	—	—	(2,029)	—	—	(665)	(3,496)
Purchase of equity instruments	—	—	—	—	—	—	—	(1,309)	—	—	—	—	—	(1,309)
Disposal of equity instruments	—	—	—	—	—	—	26	1,294	—	—	—	—	—	1,320
Transfer from equity to liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers between equity items	—	—	—	—	4,286	—	251	—	(6,204)	1,667	—	—	—	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	(39)	(39)
Share-based payment	—	—	—	(72)	—	—	—	—	—	—	—	—	24	(48)
Others increases or (-) decreases of the equity	—	—	—	48	—	—	(936)	—	—	—	—	—	(867)	(1,755)
Balance as of 12-31-17 (*)	8,068	51,053	525	216	53,437	—	(1,602)	(22)	6,619	(2,029)	(21,776)	(1,436)	13,780	106,833

(*) See reconciliation of IAS39 as of December 31, 2017 to IFRS9 as of January 1, 2018 (Note 1.b).

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated statement of changes in total equity for the year ended December 31, 2018.

SANTANDER GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

(Million of euros)

			Equity						Profit			Non-Controlling interest
			instruments	Other	Accumulated				attributable to		Other	Other
		Share	issued	equity	retained	Revaluation	Other	(-) Own	shareholders	(-) Interim	comprehensive	comprehensive	Others
	Capital	premium	(not capital)	instruments	earnings	reserves	reserves	shares	of the parent	dividends	income	income	items	Total
Balance as of 12-31-15	7,217	45,001	—	214	46,429	—	(669)	(210)	5,966	(1,546)	(14,362)	(1,227)	11,940	98,753
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Opening balance as of 01-01-16	7,217	45,001	—	214	46,429	—	(669)	(210)	5,966	(1,546)	(14,362)	(1,227)	11,940	98,753
Total recognised income and expense	—	—	—	—	—	—	—	—	6,204	—	(677)	374	1,282	7,183
Other changes in equity	74	(89)	—	26	3,524	—	(280)	203	(5,966)	(121)	—	—	(608)	(3,237)
Issuance of ordinary shares	74	(89)	—	—	—	—	15	—	—	—	—	—	534	534
Issuance of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Maturity of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction	—	—	—	—	—	—	—	—	—	—	—	—	(22)	(22)
Dividends	—	—	—	—	(722)	—	—	—	—	(1,667)	—	—	(800)	(3,189)
Purchase of equity instruments	—	—	—	—	—	—	—	(1,380)	—	—	—	—	—	(1,380)
Disposal of equity instruments	—	—	—	—	—	—	15	1,583	—	—	—	—	—	1,598
Transfer from equity to liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers between equity items	—	—	—	—	4,246	—	174	—	(5,966)	1,546	—	—	—	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	(197)	(197)
Share-based payment	—	—	—	(79)	—	—	—	—	—	—	—	—	—	(79)
Others increases or (-) decreases of the equity	—	—	—	105	—	—	(484)	—	—	—	—	—	(123)	(502)
Balance as of 12-31-16 (*)	7,291	44,912	—	240	49,953	—	(949)	(7)	6,204	(1,667)	(15,039)	(853)	12,614	102,699

(*) See reconciliation of IAS39 as of December 31, 2017 to IFRS9 as of January 1, 2018 (Note 1.b).

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated statement of changes in total equity for the year ended December 31, 2018.

SANTANDER GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

(Million of euros)

(*)	Note	2018	2017	2016
A. CASH FLOWS FROM OPERATING ACTIVITIES		3,416	40,188	21,823
Profit for the year		9,315	8,207	7,486
Adjustments made to obtain the cash flows from operating activities		21,714	23,927	22,032
Depreciation and amortisation		2,425	2,593	2,364
Other adjustments		19,289	21,334	19,668
Net increase/(decrease) in operating assets		51,550	18,349	17,966
Financial assets held-for-trading		(31,656)	(18,114)	6,234
Non-trading financial assets mandatorily at fair value through profit or loss		5,795	—	—
Financial assets at fair value through profit or loss		16,275	3,085	(12,882)
Financial assets at fair value through other comprehensive income		(2,091)	—	—
Financial assets available-for-sale		—	2,494	(7,688)
Financial assets at amortised cost		61,345	—	—
Loans and receivables		—	32,379	27,938
Other operating assets		1,882	(1,495)	4,364
Net increase/(decrease) in operating liabilities		27,279	30,540	13,143
Financial liabilities held-for-trading		(36,315)	1,933	8,032
Financial liabilities designated at fair value through profit or loss		8,312	19,906	(13,450)
Financial liabilities at amortised cost		60,730	12,006	21,765
Other operating liabilities		(5,448)	(3,305)	(3,204)
Income tax recovered/(paid)		(3,342)	(4,137)	(2,872)
B. CASH FLOWS FROM INVESTING ACTIVITIES		3,148	(4,008)	(13,764)
Payments		12,936	10,134	18,204
Tangible assets	16	10,726	7,450	6,572
Intangible assets	18	1,469	1,538	1,768
Investments	13	11	8	48
Subsidiaries and other business units		730	838	474
Non-current assets held for sale and associated liabilities		—	—	—
Held-to-maturity investments		—	300	9,342
Other payments related to investing activities		—	—	—
Proceeds		16,084	6,126	4,440
Tangible assets	16	3,670	3,211	2,608
Intangible assets	18	—	—	—
Investments	13	2,327	883	459
Subsidiaries and other business units		431	263	94
Non-current assets held for sale and associated liabilities	12	9,656	1,382	1,147
Held-to-maturity investments		—	387	132
Other proceeds related to investing activities		—	—	—
C. CASH FLOW FROM FINANCING ACTIVITIES		(3,301)	4,206	(5,745)
Payments		7,573	7,783	9,744
Dividends	4	3,118	2,665	2,309
Subordinated liabilities	23	2,504	2,007	5,112
Redemption of own equity instruments		—	—	—
Acquisition of own equity instruments		1,026	1,309	1,380
Other payments related to financing activities		925	1,802	943
Proceeds		4,272	11,989	3,999
Subordinated liabilities	23	3,283	2,994	2,395
Issuance of own equity instruments		—	7,072	—
Disposal of own equity instruments		989	1,331	1,604
Other proceeds related to financing activities		—	592	—
D. EFFECT OF FOREIGN EXCHANGE RATE DIFFERENCES		(595)	(5,845)	(3,611)
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		2,668	34,541	(1,297)
F. CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		110,995	76,454	77,751
G. CASH AND CASH EQUIVALENTS AT END OF THE YEAR		113,663	110,995	76,454
COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF THE YEAR
Cash		10,370	8,583	8,413
Cash equivalents at central banks		89,005	87,430	54,637
Other financial assets		14,288	14,982	13,404
Less: Bank overdrafts refundable on demand		—	—	—
TOTAL CASH AND CASH EQUIVALENTS AT END OF THE YEAR		113,663	110,995	76,454
In which: restricted cash		—	—	—

(*) See further detail regarding the impacts of the entry into force of IFRS9 as of January 1, 2018 (Note 1.b).

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated statement of cash flows for the year ended December 31, 2018.

Banco Santander, S.A. and Companies composing Santander Group

Notes to the consolidated financial statements (consolidated annual accounts) for the year ended December 31, 2018

1.    Introduction, basis of presentation of the consolidated financial statements (consolidated annual accounts) and other information

a)Introduction

Banco Santander, S.A. (“the Bank” or “Banco Santander”) is a private-law entity subject to the rules and regulations applicable to banks operating in Spain. The Bylaws and other public information on the Bank can be consulted at its registered office at Paseo de Pereda 9-12, Santander.

In addition to the operations carried on directly by it, the Bank is the head of a group of subsidiaries that engage in various business activities and which compose, together with it, Santander Group (“the Group”). Therefore, the Bank is obliged to prepare, in addition to its own separate financial statements, the Group's consolidated financial statements, which also include the interests in joint ventures and investments in associates.

At December 31, 2018, the Group consisted of 719 subsidiaries of Banco Santander, S.A. In addition, other 170 companies are associates of the Group, joint ventures or companies of which the Group holds more than 5% (excluding the Group companies of negligible interest with respect to the fair presentation that the annual accounts must express).

b)Basis of presentation of the consolidated financial statements (consolidated annual accounts)

Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of July 19, 2002 all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after January 1, 2005 in conformity with the International Financial Reporting Standards (“IFRSs”) previously adopted by the European Union (“EU-IFRSs”).

In order to adapt the accounting system of Spanish credit institutions to the new standards, the Bank of Spain issued Circular 4/2004, of 22 December on Public and Confidential Financial Reporting Rules and Formats, which was repealed on January 1, 2018 by the Circular 4/2017 issued by the Bank of Spain on November 27, 2017 and subsequent modifications.

The Group's consolidated financial statements for 2018 were authorised by the Bank's directors (at the board meeting on February 26, 2019) in accordance with International Financial Reporting Standards as adopted by the European Union and with Bank of Spain Circular 4/2017 and subsequent modifications, and Spanish corporate and commercial law applicable to the Group, using the basis of consolidation, accounting policies and measurement bases set forth in Note 2, accordingly, they present fairly the Group's equity and financial position at December 31, 2018, 2017 and 2016 and the consolidated results of its operations and the consolidated cash flows in 2018, 2017 and 2016. These consolidated financial statements were prepared from the accounting records kept by the Bank and by the other Group entities, and include the adjustments and reclassifications required to unify the accounting policies and measurement bases applied by the Group. The consolidated financial statements are also in compliance with IFRS as issued by the International Accounting Standards Board (“IFRS – IASB” and together with IFRS adopted by the European Union, “IFRS”).

The notes to the consolidated financial statements contain additional information to that presented in the consolidated balance sheet, consolidated income statement, consolidated statement of recognised income and expense, consolidated statement of changes in total equity and consolidated statement of cash flows. The notes provide, in a clear, relevant, reliable and comparable manner, narrative descriptions and breakdowns of these statements.

The Group is filing these consolidated financial statements to recast Note 52 “Geographical and business segment reporting” and Note 54 “Risk management” for the three years ended December 31, 2018 and to effect changes to related disclosures. The change in the reported segments results from the application of new financial criteria starting with the financial information for the first half 2019 that aims to reflect the Group’s current reporting structure. The main changes to the reported segments are described in Note 52. These changes were announced by the Group management on July 4, 2019 and included in our Form 6-K furnished to the SEC on July 5, 2019.

These consolidated financial statements do not, and do not purport to, recast the information in any part of such financial statements other than Note 52 and Note 54 and related disclosures, or update any information in such financial statements to reflect any events that have occurred after March 26, 2019. The filing of these consolidated financial statements should not be understood to mean that any statements contained therein are true and complete as of any date subsequent to March 26, 2019.

Adoption of new standards and interpretations issued

The following modifications came into force and were adopted by the European Union in 2018:

-	IFRS9 Financial instruments

On January 1, 2018, IFRS9 Financial instruments entered into force. IFRS9 establishes the requirements for recognition and measurement of both financial instruments and certain types of non-financial-purchase contracts. The aforementioned requirements should be applied retrospectively, adjusting the opening balance at January 1, 2018, not requiring restatement of the comparative financial statements.

The adoption of IFRS9 has resulted in changes in the Groups’ accounting policies for the recognition, classification and measurement of financial assets and liabilities and financial assets impairment. IFRS9 also significantly modifies other standards related to financial instruments such as IFRS7 "Financial instruments: disclosure”.

Additionally, IFRS9 includes new hedge accounting requirements which have a twofold objective: to simplify current requirements, and to bring hedge accounting in line with risk management, allowing to be a greater variety of derivative financial instruments which may be considered to be hedging instruments. Furthermore, additional breakdowns are required providing useful information regarding the effect which hedge accounting has on financial statements and also on the entity’s risk management strategy. The treatment of macro-hedges is being developed as a separate project under IFRS9. Entities have the option of continuing to apply IAS39 with respect to accounting hedges until the project has been completed. According to the analysis performed until now, the Group applies IAS39 in hedge accounting.

For breakdowns of the notes, according to the regulations in force, the amendments relating to IFRS7 have only been applied to the current period. The breakdowns of the comparative information period notes maintain the breakdowns made in the previous period.

The following breakdowns relate to the impact of the adoption of IFRS9 in the Group:

a)	Classification and measurement of financial instruments

The following table shows a comparison between IAS39 as of December 31, 2017 and IFRS9 as of January 1, 2018 of the reclassified financial instruments in accordance with the new requirements of IFRS9 regarding classification and measurement (without impairment), as well as its book value:

IAS39			IFRS9
		Book value		Book value
Balance	Portfolio	(Million of euros)	Portfolio	(Million of euros)
Equity instruments	Financial assets available for sale	2,154	Non-trading financial assets mandatorily at fair value through profit or loss	1,651
	(including those that were valued at cost at December)		Financial assets at fair value through other comprehensive income	533
	Loans and receivables	1,537	Non-trading financial assets mandatorily at fair value through profit or loss	1,497
		457	Financial assets at fair value through other comprehensive income	486
		96	Non-trading financial assets mandatorily at fair value through profit or loss	96
Debt instruments	Financial assets available for sale	6,589	Financial assets at amortised cost	6,704
		203	Financial assets held for trading	203
	Financial assets at fair value through profit or loss	199	Non-trading financial assets mandatorily at fair value through profit or loss	199
	Investments held-to-maturity	13,491	Financial assets at amortised cost	13,491
	Loans and receivables	10,179	Non-trading financial assets mandatorily at fair value through profit or loss	611
			Financial assets at fair value through profit or loss	9,577
Loans and advances	Loans and receivables	1,069	Financial assets at fair value through other comprehensive income	1,107
	Financial assets held for trading	43
	Financial assets at fair value through profit or loss	1,152	Financial assets at amortised cost	1,102
Derivatives	Derivatives – hedging accounting (liabilities)	10	Derivatives - financial liabilities held for trading	10

b)	Reconciliation of impairment provisions from IAS39 to IFRS9

The following table shows a comparison between IAS39 as of December 31, 2017 and IFRS9 as of January 1, 2018 of the impairment provisions of the financial instruments in accordance with the new requirements of IFRS9:

	Million of euros
	IAS39		IFRS9
	12-31-2017	Impairment impact	01-01-2018
Financial assets at amortised cost	24,682	1,974	26,656
Loans and advances	23,952	2,002	25,954
Debt instruments	730	(28)	702
Financial assets at fair value through other comprehensive income	—	2	2
Debt instruments	—	2	2
Commitments and guarantees granted	617	197	814
Total	25,299	2,173	27,472

Additionally, there is an impairment impact on Investments in joint ventures and associates of EUR 34 million.

c)	Balance sheet reconciliation from IAS39 to IFRS9

The following table shows in detail the reconciliation the consolidated balance sheet under IAS39 as of December 31, 2017 to IFRS9 as of January 1, 2018 distinguishing between the impacts due to classification and measurement and due to impairment once adopted IFRS9:

	IAS39			Classification and		Impairment		IFRS9
ASSETS (Million of euros)	12-31-2017	Naming modifications (*)		measurement impact		impact		01-01-2018
Cash, cash balances at central banks and other deposits on demand	110,995	—		—		—		110,995
Financial assets held for trading	125,458	—		160		—		125,618
Derivatives	57,243	—		—		—		57,243
Equity instruments	21,353	—		—		—		21,353
Debt instruments	36,351	—		203		—		36,554
Loans and advances	10,511	—		(43)		—		10,468
Non-trading financial assets mandatorily at fair value through profit or loss	—	933		4,054	(c)	—		4,987
Equity instruments	—	933		1,651		—		2,584
Debt instruments	—	—		1,792		—		1,792
Loans and advances	—	—		611		—		611
Financial assets designated at fair value through profit or loss	34,782	(933)		8,226		—		42,075
Equity instruments	933	(933)		—		—		—
Debt instruments	3,485	—		(199)		—		3,286
Loans and advances	30,364	—		8,425	(a)	—		38,789
Financial assets at fair value through other comprehensive income	—	124,229		2,126		(2)		126,353
Equity instruments	—	2,636		533		—		3,169
Debt instruments	—	121,593		486		(2)		122,077
Loans and advances	—	—		1,107		—		1,107
Financial assets available-for-sale	133,271	(124,229)		(9,042)		—		—
Equity instruments	4,790	(2,636)		(2,154)	(c)	—		—
Debt instruments	128,481	(121,593)		(6,888)	(b)	—		—
Financial assets at amortised cost	—	889,779	(a)	21,297		(1,982)	(d)	909,094
Debt instruments	—	15,557	(b)	20,195	(b)	20		35,772
Loans and advances	—	874,222		1,102		(2,002)		873,322
Loans and receivables	903,013	(889,779)	(a)	(13,242)		8		—
Debt instruments	17,543	(15,557)		(1,994)	(c)	8		—
Loans and advances	885,470	(874,222)		(11,248)	(a,c)	—		—
Investments held to maturity	13,491	—		(13,491)	(b)	—		—
Investments	6,184	—		—		(34)		6,150
Other assets (**)	117,111	—		6		680	(e)	117,797
TOTAL ASSETS	1,444,305	—		94		(1,330)		1,443,069

(*)    Due to the entry into force of Bank of Spain Circular 4/2017.

(**)  Includes Hedging derivatives, Changes in the fair value of hedged items in portfolio hedges of interest risk, Assets under insurance or reinsurance contracts, Tangible assets, Intangible assets, Tax assets, Other assets and Non-current assets held for sale.

a)

The amount of the item Loans and receivables at December 31, 2017 is reclassified into Financial assets at amortised cost. Nevertheless, the Group maintained a portfolio of loans and receivables for an approximate amount of EUR 8,600 million, which relate mainly to Brazil, which was designated at amortised cost; as a result of the initial implementation of IFRS9 this portfolio has been designated as fair value and finally it has been reclassified as ‘Financial assets designated at fair value through profit or loss’.

b)

Instruments classified as Investments held to maturity at December 31, 2017 have been reclassified into Financial assets available-for-sale because of the initial implementation of IFRS9. Additionally, after the review of the business model of cash flow portfolio in different locations, the group has identified certain groups of assets classified at December 31, 2017 as Financial assets available-for-sale, which relate mainly to Mexico, Brazil and Consumer Finance business, whose management is oriented towards the maintenance of financial instruments in a portfolio until maturity end; because of that, this asset group has been reclassified as Financial assets at amortised cost.

c)

The Group has reclassified in Non-trading financial assets mandatory at fair value through profit or loss those financial instruments which have not comply with the SPPI test (solely payments of principal and interest) classified at December 31, 2017 mainly in Loans and receivables and Financial assets available for sale, which relate mainly to the UK, Spain and Poland.

d)	It corresponds to the increase in provisions for impairment of the value of the assets included in the item Financial assets at amortised cost derived from the change in accounting policy.
e)	This corresponds with increase on provisions for the tax effect referred in section d.

	IAS39		Classification and	Impairment	IFRS9
LIABILITIES (Million of euros)	12-31-2017	Naming modifications	measurement impact	impact	01-01-2018
Financial liabilities held for trading	107,624	—	10	—	107,634
Derivatives	57,892	—	10	—	57,902
Short positions	20,979	—	—	—	20,979
Deposits	28,753	—	—	—	28,753
Marketable debt securities	—	—	—	—	—
Other financial liabilities	—	—	—	—	—
Financial liabilities designated at fair value through profit or loss	59,616	—	—	—	59,616
Deposits	55,971	—	—	—	55,971
Marketable debt securities	3,056	—	—	—	3,056
Other financial liabilities	589	—	—	—	589
Financial liabilities at amortised cost	1,126,069	—	—	—	1,126,069
Deposits	883,320	—	—	—	883,320
Marketable debt securities	214,910	—	—	—	214,910
Other financial liabilities	27,839	—	—	—	27,839
Hedging derivatives	8,044	—	(10)	—	8,034
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	330	—	—	—	330
Provisions	14,489	—	—	197	14,686
Contingent liabilities and commitments	617	—	—	197	814
Other provisions (*)	13,872	—	—	—	13,872
Other liabilities (**)	21,300	—	41	(3)	21,338
TOTAL LIABILITIES	1,337,472	—	41	194	1,337,707

(*)    Includes Pensions and other post-retirements obligations, Other long-term employee benefits, Taxes and other legal contingencies and Other provisions (including guarantees and other contingent liabilities).

(**)  Includes Liabilities under insurance or reinsurance contracts, Tax liabilities, Other liabilities and Liabilities associated with non-current assets held for sale.

	IAS39		Classification and	Impairment	IFRS9
EQUITY (Million of euros)	12-31-2017	Naming modifications (*)	measurement impact	impact	01-01-2018
Shareholders’ equity	116,265	—	91	(1,401)	114,955
Capital	8,068	—	—	—	8,068
Share premium	51,053	—	—	—	51,053
Equity instruments issued other than capital	525	—	—	—	525
Other equity	216	—	—	—	216
Accumulated retained earnings	53,437	—	—	—	53,437
Revaluation reserves	—	—	—	—	—
Other reserves	(1,602)	—	91	(1,401)	(2,912)
Own shares	(22)	—	—	—	(22)
Profit attributable to shareholders of the parent	6,619	—	—	—	6,619
Interim dividends	(2,029)	—	—	—	(2,029)

Other comprehensive income	(21,776)	—	(53)	—	(21,829)
Items not reclassified to profit or loss	(4,034)	919	(152)	—	(3,267)
Actuarial gains or losses on defined benefit pension plans	(4,033)	—	—	—	(4,033)
Non-current assets held for sale	—	—	—	—	—
Share in other income and expenses recognised in investments in joint ventures and associates	(1)	5	(5)	—	(1)
Other valuation adjustments	—	—	—	—	—
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income	—	914	(141)	—	773
Inefficacy of fair value hedges of equity instruments measured at fair value with changes in other comprehensive income	—	—	—	—	—
Changes in the fair value of financial liabilities at fair value through profit or loss attributable to changes in credit risk	—	—	(6)	—	(6)
Items that may be reclassified to profit or loss	(17,742)	(919)	99	—	(18,562)
Hedge of net investment in foreign operations (effective portion)	(4,311)	—	—	—	(4,311)
Exchange differences	(15,430)	—	—	—	(15,430)
Hedging derivatives. Cash flow hedges (effective portion)	152	—	—	—	152
Changes in the fair value of debt instruments measured at fair value with changes in other comprehensive income	—	1,154	99	—	1,253
Hedging instruments (items not designated)	—	—	—	—	—
Financial assets available for sale	2,068	(2,068)	—	—	—
Debt instruments	1,154	(1,154)	—	—	—
Equity instruments	914	(914)	—	—	—
Non-current assets held for sale	—	—	—	—	—
Share in other income and expenses recognised in investments in joint ventures and associates	(221)	(5)	—	—	(226)
Non controlling interests	12,344	—	15	(123)	12,236
Other comprehensive income	(1,436)	—	3	—	(1,433)
Other elements	13,780	—	12	(123)	13,669
EQUITY	106,833	—	53	(1,524)	105,362
TOTAL EQUITY AND LIABILITIES	1,444,305	—	94	(1,330)	1,443,069

(*)    Due to the entry into force of Bank of Spain Circular 4/2017.

The Group has chosen to apply a progressive 5-year transition period in accordance with Regulation (EU) 2017/2395 of the European Parliament and of the Council amending Regulation (EU) 575/2013 as regards transitional provisions to mitigate the impact of the introduction of IFRS9 on shareholders' equity. If the transitional provision of IFRS 9 had not been applied, the total impact of the fully loaded CET1 ratio on December 31, 2018 would be -27 b.p.

-

IFRS15 Revenue from Contracts with Customers (effective for annual reporting periods beginning on or after January 1, 2018) - the new standard on the recognition of revenue from contracts with customers. It supersedes the following standards and interpretations previous in force: IAS18, Revenue; IAS11, Construction Contracts; IFRIC 13, Customer Loyalty Programs; IFRIC 15, Agreements for the Construction of Real Estate; IFRIC 18, Transfers of Assets from Customers; and SIC-31, Revenue-Barter Transactions Involving Advertising Services. Under IFRS15, an entity recognises revenue in accordance with the core principle of the standard by applying the following five steps: identify the contract(s) with a customer; identify the performance obligations in the contract; determine the transaction price; allocate the transaction price to the performance obligations identified in the contract; and recognise revenue when as the entity satisfies a performance obligation.

-	Clarifications to IFRS15 income coming from contracts with clients.

Given that IFRS15 does not apply to financial instruments and other contractual rights or obligations under the scope of IFRS9, no significant effects derived from the application of the aforementioned Accounting Standard and its clarifications in the Group's consolidated financial statements.

-

Modification to IFRS4 "Insurance contracts" applying IFRS9 "Financial Instruments" (effective for annual reporting periods beginning on or after January 1, 2018). The purpose of the amendment is to give all companies that issue insurance contracts the option to recognize in other comprehensive income, instead of profit or loss, the volatility that could arise when applying IFRS9, for new contracts before the adoption of the insurance standard and give companies whose activities are mostly insurance-related an optional temporary exemption from the application of IFRS9 until the year 2021. Entities that defer the application of IFRS9 will continue to apply the existing norm of Financial Instruments IAS39.

The deferral of the aforementioned accounting standard did not apply because of non-compliance with the conditions required for it.

-

Modification to the IFRS2 Classification and measurement of share-based payment transactions – The amendments address the following areas: (a) Accounting for the effects that the requirements for the consolidation of the grant have in cash–settled share-based payment transactions, (b) Classification of share–based payment transactions with net settlement features for the tax withholding obligations; and (c) Accounting for modifications of share-based payment transactions terms and conditions from cash-settled to equity-settled payment transactions.

-	Modification of IAS40 Transfers of investment properties; changes are made to the existing requirements or provide with some additional guidance on the implementation of such requirements.
-

Improvements to IFRS Cycle 2014-2016 - introduce minor amendments to IFRS1, referring to the elimination of short-term exemptions for entities adopting IFRS for the first time, and IAS28, related to the valuation of an investment in an associated or a joint venture at fair value. Minor amendments to IFRS12 regarding this cycle came into force for the years beginning on January 1, 2017.

-

Interpretation to IFRIC 22 on Foreign currency transactions and advance considerations – When an entity reports a payment of advance consideration in order to recognise the profits associated to the income statement, it shall recognise both the consideration received as a non-monetary liability (deferred income or contract liabilities) in the statement of financial position at the exchange rate obtained according to the IAS21 The effects of changes in foreign exchange rates. When the deferred incomes are subsequently recognised in the income statement as incomes, the issue is raised on whether its measurement should reflect: the amount at which the deferred income was originally recognised, namely, when the consideration was originally received; or the consideration amount received is translated to the existing exchange rate on the date when the non-monetary element is generated as income in the income statement, generating an exchange gain or loss that reflects the difference between the amount of the consideration translated (i) to the exchange rate in force in the moment of its receipt and (ii) to the exchange rate I force when it is recognised in the income statement as a profit or loss.

The application of the aforementioned accounting standards did not have any material effects of the Group´s consolidated financial statements.

Also, at the date of preparation of these consolidated financial statements, the following amendments with an effective date subsequent to December 31, 2018 were in force:

-

IFRS16 Leases substitutes IAS17, IFRIC (International Financial Reporting Interpretation Committee) 4, SIC (Standard Interpretations Committee)-15 and SIC-27. It was adopted by the European Union on October 31, 2017 through the Regulation (EU) 2017/1986.

IFRS16 (effective for annual periods beginning on or after January 1, 2019, with an early adoption option that the Group has not applied) establishes the principles for the recognition, measurement, presentation and breakdown of lease contracts, with the objective of reporting information that faithfully represents the lease transactions. IFRS16 provides a single accounting model for the lessee, whereby the lessee must recognise the assets by right of use and the corresponding lease liabilities of all the lease contracts, unless the lease term is 12 months or less or the underlying asset is of low value.

Transition

The criteria established by the Standard for the registration of the lease contracts will be applied in a retrospective modified way adjusting the opening balance on the first day of application (January 1, 2019). The Group, has decided to apply the practical solution allowed by the Standard of not evaluating in the first application of the contracts are or contain a lease (under the new definition), and therefore, the IFRS16 will only apply to those contracts that were previously identified as lease contracts.

The Group has estimated an impact due to the first standard adoption on the ordinary capital ratio (Common Equity Tier 1 – CET 1) fully loaded of -20 b.p. Likewise, it is estimated that assets with the right to use will be approximately recognised by an amount of EUR 6.7 thousand million.

The main causes of this impact are the requirements of registration of the asset with the right to use derived from all the lease contracts active during the first application. Thus, the impact being greater for the Groups leased properties.

The following are the main policies, estimates and criteria for the application of IFRS16 currently defined by the Group for its practical adoption:

-

Lease term: in general, the lease term of each contract will coincide with the initial term established. With regard to property contracts, in certain cases the possible consideration of exercising extension or early cancellation options has been evaluated, based mainly on market factors specific to each asset in each geography.

-

Discount rate: taking into account that the Group has opted to apply the modified standard retrospectively, the discount rate used in transition will be the lessee's incremental borrowing rate at this date. For these purposes, the entity has calculated this incremental interest rate taking as a reference the quoted debt instruments issued by the Group. In this regard, the Group has estimated different interest rate curves based on the currency and economic environment in which the contracts are located.

-

Practical exemptions in transition: the Group has considered the practical solutions defined in paragraph C10 of the standard in the application of the modified retrospective method. This application was made on a contract-by-contract basis, and none of the exemptions were generally applied.

Strategy of implementation of the IFRS16 and governance

The Group established a global project and multidisciplinary with the objective of adapting its processes to the new Standard of accounting of the lease contracts, granting that said processes are adopted in a homogenous way in all the units of the Group, and at the same time, to the particularities of each unit.

Thus, the Group has worked since 2017 in the analysis and identification of the contracts affected by the Standard, as well as the definition of the main technical criteria that affects the accounting of the lease contracts.

With respect to the structure of the project´s governance, the Group has established a periodic meeting of the direction of the project, and a team in charge of granting the participation of the responsible teams and coordination with all the geographies.

Main steps and milestones of the project

In relation to the entry of this new Standard, the Group reported in the interim condensed financial statements as of 30 June 2018 the progress to that date of the implementation plan of the same.

The Group has prepared the accounting policy and a methodological framework that has been the benchmark for the development of the implementation carried out in the different local units. The internal regulation has been approved under the relevant corporate bodies before the entry into force of the Standard.

Likewise, the corporate development of the control model over the registration process of the lease contracts is complete, both in transition and once the Standard is applied. The proposed model includes a reference design of the controls to be employed in the new developments made for the implementation of the Standard.

-

IFRIC 23: The uncertainty over income tax treatment; - (mandatory for annual periods starting from January 1, 2019) it applies to the tax gain or loss determination, tax bases, effects of tax laws, taxes and interest rates, when there is uncertainty about taxes treatment according to IAS12.

-

Modification of IFRS9 Financial instruments - (mandatory for annual periods starting from January 1, 2019) a clarification has been published on the treatment of certain prepayment options in relation to the evaluation of contractual flows of principal and interest of financial instruments.

-

Modification of IAS28 Investments in associates and joint ventures - (mandatory for annual periods starting from January 1, 2019). The amendments clarify the accounting for long-term interests in an associate or joint venture, which in substance form part of the net investment in the associate or joint venture, but to which equity accounting is not applied. Entities must account for such interests under IFRS9 Financial instruments before applying the loss allocation and impairment requirements in IAS28 Investments in associates and joint ventures.

Lastly, at the date of preparation of these consolidated financial statements, the following standards which effectively come into force after December 31, 2018 had not yet been adopted by the European Union:

-	IFRS17 Insurance contracts; it is a new integrated accounting standard for insurance contracts, which includes recognition, measurement, presentation and disclosure.
-	Modification of IFRS Cycle 2015 - 2017- introduces minor amendments to IFRS3, IFRS11, IAS12 and IAS23.
-	Modification of IAS19 Benefits to employees – amendments, reductions and agreements on defined benefit plans are introduced.
-

Modification of IFRS conceptual framework: The IFRS Framework, which sets out the fundamental concepts of financial reporting, is amended. The revised Framework includes: a new chapter about measurement; guidance on financial reporting; improved definitions, in particular the definition of liabilities; and clarifications such as management functions, prudence and measurement uncertainty in financial reporting. It will apply from January 1, 2020.

-

Modification of IFRS3 Business combinations - amendments are introduced. The amendments are intended to assist entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. IFRS3 continues to adopt a market participant’s perspective to determine whether an acquired set of activities and assets is a business.

The amendments are mainly due to: clarify the minimum requirements for a business; remove the assessment of whether market participants are capable of replacing any missing elements; add guidance to help entities assess whether an acquired process is substantive; narrow the definitions of a business and of outputs; and introduce an optional fair value concentration test.

-

Modification of IAS1 and IAS8 - A new definition of material is incorporated. The amendments clarify the accounting treatment for sales or the contribution of assets between an investor and its associates or joint ventures. They confirm that the accounting treatment depends on whether the non-monetary assets sold or contributed to an associate or joint venture constitute a "business" (as defined in IFRS3, Business combination).

The Group is currently analysing the possible effects of these new standards and interpretations.

All accounting policies and measurement bases with a material effect on the consolidated financial statements for 2018 were applied in their preparation.

c)Use of critical estimates

The consolidated results and the determination of consolidated equity are sensitive to the accounting policies, measurement bases and estimates used by the directors of the Bank in preparing the consolidated financial statements. The main accounting policies and measurement bases are set forth in Note 2.

In the consolidated financial statements estimates were occasionally made by the senior management of the Bank and of the consolidated entities in order to quantify certain of the assets, liabilities, income, expenses and obligations reported herein. These estimates, which were made on the basis of the best information available, relate basically to the following:

-

The impairment losses on certain assets: it applies to financial assets at fair value through other comprehensive income, financial assets at amortised cost, non-current assets held for sale, investments, tangible assets and intangible assets (see Notes 6, 7, 8, 10, 12, 13, 16, 17 and 18);

-	The assumptions used in the actuarial calculation of the post-employment benefit liabilities and commitments and other obligations (see Note 25);
-	The useful life of the tangible and intangible assets (see Notes 16 and 18);
-	The measurement of goodwill arising on consolidation (see Note 17);

-	The calculation of provisions and the consideration of contingent liabilities (see Note 25);
-	The fair value of certain unquoted assets and liabilities (see Notes 6, 7, 8, 9, 10, 11, 20, 21 and 22);
-	The recoverability of deferred tax assets (see Note 27); and
-	The fair value of the identifiable assets acquired and the liabilities assumed in business combinations (see Note 3).

Although these estimates were made on the basis of the best information available at 2018 year-end, future events might make it necessary to change these estimates (upwards or downwards) in coming years. Changes in accounting estimates would be applied prospectively, recognising the effects of the change in estimates in the related consolidated income statement.

d)Information relating to 2017 and 2016

In July 2014, the IASB published IFRS9, which was adopted with the subsequent amendments by the Group on January 1, 2018. As permitted by the regulation itself, the Group has chosen not to re-classify the comparative financial statements without having re-classified under these criteria the information relating to the years ended December 31, 2017 and 2016 so that it is not comparative. However, Note 1.b includes a reconciliation of balances as of December 31, 2017 under IAS39 and the corresponding balances as of January 1, 2018 under IFRS9 where the effect of the first application of the rule is broken down.

Similarly, to adapt the accounting system of Spanish credit institutions to the changes related to IFRS15 and IFRS9, on December 6, 2017, Circular 4/2017, of 27 November, of the Bank of Spain, was published, which repeals Circular 4/2004, of December 22, for those years beginning as of January 1, 2018. The adoption of this Circular has modified the breakdown and presentation of certain headings in the financial statements, to adapt them to the aforementioned IFRS9. Information corresponding to the years ended December 31, 2017 and 2016, has not been restated under this Circular.

On 2018, the Group changed the accounting policy for recognition of non-controlling interests in equity stake reduction transactions without loss of control. In accordance with international financial reporting standards, the goodwill associated with these transactions must be kept on balance. The non-controlling interests resulting from the equity stake reduction can be accounted for by their participation in the identifiable net assets or by attributing the goodwill associated with the participation sold. In this sense, the Group has chosen to account for the non-controlling interests by its participation in net assets. The application of the accounting policy change, without impact on net equity, was made on January 1, 2018.

The information in Note 4 relating to the ordinary shares outstanding of 2016 period has been recasted, in order to be presented in a comparative manner due to the capital increase described in Note 31.a.

Additionally, the impact of the acquisition of Banco Popular Español, S.A.U. (See Note 3) is not reflected in the comparative of the figures, mainly in the balance sheet, corresponding to the year 2016.

In order to interpret the changes in the balances with respect to December 31, 2018, it is necessary to take into consideration the exchange rate effect arising from the volume of foreign currency balances held by the Group in view of its geographic diversity (see Note 51.b) and the impact of the appreciation/depreciation of the various currencies against the euro in 2018, based on the exchange rates at the end of 2018: Mexican peso (5.20%), US dollar (4.74%), Brazilian real (-10.60%), Argentine peso (-47.50%),  sterling pound (-0.82%), Chilean peso (-7.26%), and Polish zloty (-2.89%); as well as the evolution of the comparable average exchange rates: Mexican peso (-6.16%), US dollar (-4.46%), Brazilian real (-16.30%), Argentine peso (-40.43%), sterling pound (-0.96%), Chilean peso (-3.32%) and Polish zloty (-0.10%).

e)Capital management

i. Regulatory and economic capital

The Group’s capital management is performed at regulatory and economic levels.

The aim is to secure the Group’s solvency and guarantee its economic capital adequacy and its compliance with regulatory requirements, as well as an efficient use of capital.

To this end, the regulatory and economic capital figures and their associated metrics RORWA (return on risk-weighted assets), RORAC (return on risk-adjusted capital) and value creation of each business unit- are generated, analysed and reported to the relevant governing bodies on a regular basis.

Within the framework of the internal capital adequacy assessment process (Pillar II of the Basel Capital Accord), the Group uses an economic capital measurement model with the objective of ensuring that there is sufficient capital available to support all the risks of its activity in various economic scenarios, with the solvency levels agreed upon by the Group; at the same time the Group assesses, also in the various scenarios, whether it meets the regulatory capital ratio requirements.

In order to adequately manage the Group’s capital, it is essential to estimate and analyse future needs, in anticipation of the various phases of the business cycle. Projections of regulatory and economic capital are made based on the budgetary information (balance sheet, income statement, etc.) and the macroeconomic scenarios defined by the Group’s economic research service. These estimates are used by the Group as a reference when planning the management actions (issues, securitisations, etc.) required to achieve its capital targets.

In addition, certain stress scenarios are simulated in order to assess the availability of capital in adverse situations. These scenarios are based on sharp fluctuations in macroeconomic variables (GDP, interest rates, housing prices, etc.) that mirror historical crisis that could happen again or plausible but unlikely stress situations.

Following is a brief description of the regulatory capital framework to which the Group is subject.

On June 26, 2013 the Basel III legal framework was included in European law through Directive 2013/36 (CRD IV), repealing Directives 2006/48 and 2006/49, and through Regulation 575/2013 on prudential requirements for credit institutions and investment firms (CRR).

The CRD IV was transposed into Spanish legislation through Law 10/2014 on the regulation, supervision and capital adequacy of credit institutions, and its subsequent implementing regulations contained in Royal Decree-Law 84/2015 and Bank of Spain Circular 2/2016, was completed the adaptation to the Spanish law.

The CRR came into force immediately, establishes a phase-in that will permit a progressive adaptation to the new requirements in the European Union. These phase-in arrangements were incorporated into Spanish regulations through the approval of Royal Decree-Law 14/2013 and Bank of Spain Circular 2/2014. They affect both the new deductions and the issues and items of own funds which cease to be eligible as such under this new regulation. In March 2016, the European Central Bank published Regulation 2016/445/UE that modifies some of the phase-in dates applicable to Group, especially deferred tax assets calendar. The capital buffers provided for in CRD IV are also subject to phase-in; they are applicable for the first time in 2016 and must be fully implemented by 2019.

The review of the existing capital regulatory framework (CRR/CRD IV) by European governing bodies is being finalised. The new framework (CRR II/CRDV), which is expected to be approved at the beginning of 2019, incorporates different Basel standards such as the Fundamental Review of the Trading Book for Market Risk, the Net Stable Funding Ratio for liquidity risk, the SA-CCR for the calculation of the EAD for counterparty risk or the interest rate risk in the Banking Book (IRRBB). It also introduces modifications related to the treatment of central counterparties, MDA, Pillar 2, leverage ratio and Pillar 3 among others.

The most relevant initiative is the implementation of the TLAC Term Sheet established at international level by the FSB (Financial Stability Board) within the European capital framework, called MREL (Minimum requirement of Eligible Liabilities) in such a way that systemic entities will have to comply with the requirements of MREL in Pillar 1. Within this package of modifications, the modification of the Resolution Directive (BRRD) is also included, replacing it with the BRRD II where MREL requirements are established for Pillar 2 for all resolution entities, whether systemic or not, where the resolution authority will decide on a case-by-case basis the requirements.

The Single Resolution Board's MREL policy for 2017 was based on a step-by-step approach to achieve the MREL target level within several years, and non-compliance could result in the consideration that the entity cannot be resolved. In relation to the subordination requirement, the Single Resolution Board considered that entities of global systemic importance (G-SIIs) have to meet, as a minimum, a level of subordination equal to 13.5% of the RWA plus the combined buffer requirement.

In 2018 the SRB has set target requirements for MREL at a consolidated level based on the 2017 policy. These objectives are established for each resolution group, either in MPE (Multiple Point of Entry) strategies as in the case of the Group, or in SPE (Single Point of Entry) strategies.

At December 31, 2018 the Group met the minimum capital requirements established by current legislation (See Note 54).

ii. Plan for the roll-out of advanced approaches and authorisation from the supervisory authorities

The Group continues adopting, over the next few years, the advanced internal ratings-based (AIRB) approach under Basel II for substantially all its banks, until the percentage of exposure of the loan portfolio covered by this approach exceeds 90%. The commitment assumed before the supervisor still implies the adoption of advanced models within the ten key markets where Santander Group operates.

Accordingly, the Group continued in 2018 with the project for the progressive implementation of the technology platforms and methodological improvements required for the roll-out of the AIRB approach for regulatory capital calculation purposes at the various Group units.

The Group has obtained authorisation from the supervisory authorities to use the AIRB approach for the calculation of regulatory capital requirements for credit risk for the Parent and the main subsidiaries in Spain, the United Kingdom and Portugal, as well as for certain portfolios in Germany, Mexico, Brazil, Chile, the Nordic countries (Norway, Sweden and Finland), France and the United States.

During 2018, approval was obtained for the sovereign portfolios, Institutions (FIRB method) and specialised financing (Slotting) in Chile, mortgages and most revolving portfolio of Santander Consumer Germany as well as the portfolios of dealers of PSA France and PSA UK (FIRB method).

As regards the other risks explicitly addressed under Basel Pillar I, the Group is authorised to use its internal model for market risk for its treasury trading activities in the UK, Spain, Chile, Portugal and Mexico.

For the purpose of calculating regulatory capital for operational risk, the Group uses the standardised approach provided for the CRR. On 2018 the European Central Bank authorised the use of the Alternative Standardised Approach to calculate the capital requirements at consolidated level in Banco Santander México, S.A., Institucion de Banca Múltiple, Grupo Financiero Santander México, in addition to the approval obtained in 2016 in Brazil.

f)Environmental impact

In view of the business activities carried on by the Group entities, the Group does not have any environmental liability, expenses, assets, provisions or contingencies that might be material with respect to its consolidated equity, financial position or results. Therefore, no specific disclosures relating to environmental issues are included in these consolidated financial statements.

g)Events after the reporting period

On February 6, the Group announced that it had completed the placement of preferred securities contingently convertible into newly issued ordinary shares of the Bank, excluding preemptive subscription rights and for a nominal value of USD 1,200,000,000 (EUR 1,052,000,000) (the “Issue” and the “CCPS”).

The CCPS were issued at par and its remuneration has been set at 7.50% on an annual basis for the first five years. The payment of the remuneration of the CCPS is subject to certain conditions and to the discretion of the Bank. After that, it will be reviewed every five years by applying a margin of 498.9 basis points on the 5-year Mid-Swap Rate.

h)Other information

Argentina

The economic situation in Argentina in recent years, which led to the signing of an agreement with the International Monetary Fund for the granting of a loan of USD 57,000 million, has had an impact on the country's main economic indicators, especially inflation data, which at the end of the year amounts to 47.64%, being accumulated inflation in the last three years 147%. In this sense, the Group has reviewed the macroeconomic indicators that affect Argentina’s economy and from this review has concluded the need to apply to these consolidated financial statements the accounting standard IAS29 for hyperinflationary economies to its activity in Argentina. This fact has meant:

•

Adjustment of the historical cost of non-monetary assets and liabilities and the various items of equity of these companies from their date of acquisition or inclusion in the consolidated statement of financial position to the end of the year to reflect the changes in purchasing power of the currency caused by inflation, according to the official indexes published by the “Federación Argentina de Consejos Profesionales de Ciencias Económicas (FCPCE)”. These indices result from combining the National Consumer Price Index with the internal wholesale price index.

•	The cumulative impact corresponding to previous years has been reflected in the equity at the beginning of 2018.
•	All components of the financial statements of the Argentine companies have been translated at the closing exchange rate, which at December 31, 2018 was 43.12 Argentine peso.
•

The different components of the consolidated income statement and consolidated statement of cash flows have been adjusted for the inflation index since their generation, with a balancing entry in financial results and a reconciling item in the statement of cash flows, respectively.

•

At January 1, 2018, an amount of EUR 1,716 million corresponding to the exchange losses in 2017 and prior years has been reclassified in the total statement of changes in equity from Other comprehensive income - Exchange differences to Other reserves. At this date, a credit to Other reserves was registered for EUR 131 million due to the non-monetary assets revaluation. Also, EUR -398 million were recognised under Other reserves during 2018, including EUR 104 million due to non-monetary assets revaluation.

The comparative figures for 2017 and 2016 have not been modified, in accordance with IAS21.

The impact on results, both by the adjustment of the figures in the consolidated income statement at the year-end exchange rate, and by the adjustment of the financial loss corresponding to the impact of the inflation of the year on the net monetary assets, as well as the effect on the CET1, is immaterial for the Group.

UK Referendum

On June 23, 2016, the UK held a referendum (the UK European Union Referendum) on its membership of the European Union, in which a majority voted for the UK to leave the European Union. Immediately following the result, the UK and global stock and foreign exchange markets commenced a period of significant volatility, including a steep devaluation of the pound sterling. There remains significant uncertainty relating to the UK’s exit from, and future relationship with, the European Union and the basis of the UK’s future trading relationship with the rest of the world.

On March 29, 2017, the UK Prime Minister gave notice under Article 50(2) of the Treaty on European Union of the UK’s intention to withdraw from the European Union. The delivery of the Article 50(2) notice triggered a two year period of negotiation to determine the terms on which the UK will exit the EU and the framework for the UK’s future relationship with the European Union. Unless extended, the UK’s European Union membership will cease after this two year period. There is a possibility that the UK’s European Union membership ends at such time without reaching any agreement on the terms of its relationship with the European Union going forward. Currently this agreement is pending to be ratified by the parliament of the United Kingdom.

The outcome of Brexit remains unclear, however, a UK exit from the European Union with a no-deal continues to remain a possibility and the consensus view is that this would have a negative impact on the UK economy, affecting its growth prospects. While the longer term effects of the UK’s imminent departure from the European Union are difficult to predict, there is short term political and economic uncertainty.

Santander UK is subject to substantial European Union-derived regulation and oversight. Although legislation has now been passed transferring the European Union acquis into UK law, there remains significant uncertainty regarding the respective legal and regulatory environments, in which Santander UK and its subsidiaries will operate when the UK is no longer a member of the European Union, and the basis on which cross-border financial business will take place after the UK leaves the European Union.

Operationally, Santander UK and other financial institutions may no longer be able to rely on the European passporting framework for financial services, and it is unclear what alternative regime may be in place following the UK’s departure from the European Union. This uncertainty, and any actions taken as a result of this uncertainty, as well as new or amended rules, may have a significant impact on the operating results, profitability and business of the Group.

The aforementioned political events in the UK, along with any further changes in government structure and policies, may lead to further market volatility and changes to the fiscal, monetary and regulatory landscape in which Santander UK operates and could have a material adverse effect on us, including our ability to access capital and liquidity on financial terms acceptable to us and, more generally, on our operating results, financial condition and prospects. The Group, with the best estimate at the date of approval of these consolidated financial statements, has considered such circumstances in its evaluation of the different items affected in the consolidated financial statements, mainly in the recoverability of the cash generating unit that underpins Santander UK goodwill.

2.     Accounting policies

The accounting policies applied in preparing the consolidated financial statements were as follows:

a)    Foreign currency transactions

i.Presentation currency

The Bank’s functional and presentation currency is the euro. Also, the presentation currency of the Group is the euro.

ii.Translation of foreign currency balances

Foreign currency balances are translated to euros in two consecutive stages:

-	Translation of foreign currency to the functional currency (currency of the main economic environment in which the entity operates); and
-	Translation to euros of the balances held in the functional currencies of entities whose functional currency is not the euro.

Translation of foreign currency to the functional currency

Foreign currency transactions performed by consolidated entities (or entities accounted for using the equity method) not located in European Monetary Union (“EMU”) countries are initially recognised in their respective currencies. Monetary items in foreign currency are subsequently translated to their functional currencies using the closing rate.

Furthermore:

-	Non-monetary items measured at historical cost are translated to the functional currency at the exchange rate at the date of acquisition.
-	Non-monetary items measured at fair value are translated at the exchange rate at the date when the fair value was determined.
-

Income and expenses are translated at the average exchange rates for the year for all the transactions performed during the year. When applying this criterion, the Group considers whether there have been significant changes in the exchange rates in the year which, in view of their materiality with respect to the consolidated financial statements taken as a whole, would make it necessary to use the exchange rates at the transaction date rather than the aforementioned average exchange rates.

-

The balances arising from non-hedging forward foreign currency/foreign currency and foreign currency/euro purchase and sale transactions are translated at the closing rates prevailing in the forward foreign currency market for the related maturity.

Translation of functional currencies to euros

The balances in the financial statements of consolidated entities (or entities accounted for using the equity method) whose functional currency is not the euro are translated to euros as follows:

-	Assets and liabilities, at the closing rates.
-	Income and expenses, at the average exchange rates for the year.
-	Equity items, at the historical exchange rates.

iii.Recognition of exchange differences

The exchange differences arising on the translation of foreign currency balances to the functional currency are generally recognised at their net amount under Exchange differences in the consolidated income statement, except for exchange differences arising on financial instruments at fair value through profit or loss, which are recognised in the consolidated income statement without distinguishing them from other changes in fair value, and for exchange differences arising on non-monetary items measured at fair value through equity, which are recognised under Other comprehensive income–Items that may be reclassified to profit or loss–Exchange differences (See note 29).

The exchange differences arising on the translation to euros of the financial statements denominated in functional currencies other than the euro are recognised in Other comprehensive income–Items that may be reclassified to profit or loss–Exchange differences in the consolidated balance sheet, whereas those arising on the translation to euros of the financial statements of entities accounted for using the equity method are recognised in equity under Other comprehensive income–Items that may be reclassified to profit or loss and Items not reclassified to profit or loss–Other recognised income and expense of investments in subsidiaries, joint ventures and associates (See note 29), until the related item is derecognised, at which time they are recognised in profit or loss.

Exchange differences arising on actuarial gains or losses when converting to euros the financial statements denominated in the functional currencies of entities whose functional currency is different from the euro are recognised under equity–Other comprehensive income–Items not reclassified to profit or loss–Actuarial gains or (-) losses on defined benefit pension plans (See note 29).

iv.Entities located in hyperinflationary economies

Exchange differences arising on the translation to the Group´s presentation currency of financial statements denominated in functional currencies other than euro of countries with high inflation rates are recorded in the consolidated statement of changes in total equity - Other reserves.

At December 31, 2017 and 2016 none of the functional currencies of the consolidated entities and associates located abroad related to hyperinflationary economies as defined by International Financial Reporting Standards as adopted by the European Union. Accordingly, at the end of these reporting periods it was not necessary to adjust the financial statements of any of the consolidated entities or associates to correct for the effect of inflation.

At December 31, 2018 the economic situation in Argentina which led to the review by the Group of the macroeconomic indicators that affect Argentina’s economy and from this review the Group has concluded the need to apply to these annual financial statements the accounting standard IAS29 for hyperinflationary economies to its activity in Argentina (See note 1.h).

v.Exposure to foreign currency risk

The Group hedges a portion of its long-term foreign currency positions using foreign exchange derivative financial instruments (see Note 36). Also, the Group manages foreign currency risk dynamically by hedging its short-term position (with a potential impact on profit or loss) in order to limit the impact of currency depreciations while optimising the cost of financing the hedges.

The following tables show the sensitivity of the consolidated income statement and consolidated equity to changes in exchange positions arising from investments in Group companies with currencies other than the euro and their results, due to percentage changes of 1% in the various foreign currencies in which the Group maintains significant balances.

The estimated effect on the consolidated equity attributable to the Group and on consolidated profit of a 1% appreciation of the euro against the corresponding currency is as follows:

	Million of euros
	Effect on consolidated equity			Effect on consolidated profit
Currency	2018	2017	2016	2018	2017	2016

US dollar	(162.3)	(157.9)	(187.1)	(4.1)	(1.4)	(4.5)
Chilean peso	(22.9)	(29.0)	(27.9)	(5.1)	(1.8)	(4.2)
Pound sterling	(171.2)	(176.6)	(184.9)	(4.5)	(3.1)	(10.0)
Mexican peso	(18.3)	(16.0)	(16.2)	(1.7)	(1.2)	(5.4)
Brazilian real	(85.6)	(93.1)	(122.3)	(5.6)	(6.5)	(6.3)
Polish zloty	(36.2)	(34.5)	(31.5)	(4.2)	(1.5)	(3.3)
Argentine peso	(7.8)	(7.4)	(9.0)	(0.6)	(3.5)	(3.3)

Similarly, the estimated effect on the Group’s consolidated equity and on consolidated profit of a 1% depreciation of the euro against the corresponding currency is as follows:

	Million of euros
	Effect on consolidated equity			Effect on consolidated profit
Currency	2018	2017	2016	2018	2017	2016

US dollar	165.6	161.1	190.8	4.2	1.5	4.5
Chilean peso	23.4	29.6	28.4	5.2	1.8	4.3
Pound sterling	174.7	180.2	188.7	4.6	3.2	10.2
Mexican peso	18.6	16.3	16.5	1.8	1.2	5.5
Brazilian real	87.4	95.0	124.7	5.7	6.6	6.5
Polish zloty	36.9	35.2	32.1	4.2	1.5	3.3
Argentine peso	8.0	7.6	9.2	0.6	3.6	3.3

The foregoing data were obtained as follows:

a.

Effect on consolidated equity: in accordance with the accounting policy detailed in Note 2.a.iii, the exchange differences arising on the translation to euros of the financial statements in the functional currencies of the Group entities whose functional currency is not the euro are recognised in consolidated equity. The possible effect that a change in the exchange rates of the related currency would have on the Group’s consolidated equity was therefore determined by applying the aforementioned change to the net value of each unit’s assets and liabilities -including, where appropriate, the related goodwill- and by taking into consideration the offsetting effect of the hedges of net investments in foreign operations.

b.

Effect on consolidated profit: the effect was determined by applying the fluctuations in the average exchange rates used for the year, as indicated in Note 2.a.ii, to translate to euros the income and expenses of the consolidated entities whose functional currency is not the euro, taking into consideration, where appropriate, the offsetting effect of the various hedging transactions in place.

The estimates used to obtain the foregoing data were performed considering the effects of the exchange rate fluctuations in isolation from the effect of the performance of other variables whose changes would affect equity and profit or loss, such as variations in the interest rates of the reference currencies or other market factors. Accordingly, all variables other than the exchange rate fluctuations were kept constant with respect to their positions at December 31, 2018, 2017 and 2016.

b)Basis of consolidation

i.Subsidiaries

Subsidiaries are defined as entities over which the Bank has the capacity to exercise control. The Bank controls an entity when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

The financial statements of the subsidiaries are fully consolidated with those of the Bank. Accordingly, all balances and effects of the transactions between consolidated companies are eliminated on consolidation.

On acquisition of control of a subsidiary, its assets, liabilities and contingent liabilities are recognised at their acquisition-date fair values. Any positive differences between the acquisition cost and the fair values of the identifiable net assets acquired are recognised as goodwill (See Note 17). Negative differences are recognised in profit or loss on the date of acquisition.

Additionally, the share of third parties of the Group’s equity is presented under Non-controlling interests in the consolidated balance sheet (See Note 28). Their share of the profit for the year is presented under Profit attributable to non-controlling interests in the consolidated income statement.

The results of subsidiaries acquired during the year are included in the consolidated income statement from the date of acquisition to year-end. Similarly, the results of subsidiaries for which control is lost during the year are included in the consolidated income statement from the beginning of the year to the date of disposal.

At December 31, 2018 the Group controlled the following company in which it held an ownership interest of less than 50% of the share capital, Luri 1, S.A. apart from the structured consolidated entities. The percentage ownership interest in the aforementioned company is 36% (See Appendix I). Although the Group holds less than half the voting power, it manages and, as a result, exercises control over this entity. The company´s corporate purpose for the entity is the acquisition of real estate and other general operations relating thereto, including rental, and the purchase and sale of properties; the company object of the latter entity is the provision of payment services. The impact of the consolidation of this company on the Group's consolidated financial statements is immaterial.

The Appendices contain significant information on the subsidiaries.

ii.Interests in joint ventures

Joint ventures are deemed to be entities that are not subsidiaries but which are jointly controlled by two or more unrelated entities. This is evidenced by contractual arrangements whereby two or more parties have interests in entities so that decisions about the relevant activities require the unanimous consent of all the parties sharing control.

In the consolidated financial statements, investments in joint ventures are accounted for using the equity method, i.e. at the Group’s share of net assets of the investee, after taking into account the dividends received therefrom and other equity eliminations. The profits and losses resulting from transactions with a joint venture are eliminated to the extent of the Group’s interest therein.

The Appendices contain significant information on the joint ventures.

iii.Associates

Associates are entities over which the Bank is in a position to exercise significant influence, but not control or joint control. It is presumed that the Bank exercises significant influence if it holds 20% or more of the voting power of the investee.

In the consolidated financial statements, investments in associates are accounted for using the equity method, i.e. at the Group’s share of net assets of the investee, after taking into account the dividends received therefrom and other equity eliminations. The profits and losses resulting from transactions with an associate are eliminated to the extent of the Group’s interest in the associate.

There are certain investments in entities which, although the Group owns 20% or more of their voting power, are not considered to be associates because the Group is not in a position to exercise significant influence over them. These investments are not significant for the Group.

There are also certain investments in associates where the Group owns less than 20% of the voting rights, as it is determined that it has the capacity to exercise significant influence over them. The impact of these companies is immaterial in the Group's consolidated financial statements.

The Appendices contain significant information on the associates.

iv.Structured entities

When the Group incorporates entities, or holds ownership interests therein, to enable its customers to access certain investments, or for the transfer of risks or other purposes (also called structured entities since the voting or similar power is not a key factor in deciding who controls the entity), the Group determines, using internal criteria and procedures and taking into consideration the applicable legislation, whether control (as defined above) exists and, therefore, whether these entities should be consolidated.

Specifically, for those entities to which this policy applies (mainly investment funds and pension funds), the Group analyses the following factors:

-	Percentage of ownership held by the Group; 20% is established as the general threshold.
-	Identification of the fund manager, and verification as to whether it is a company controlled by the Group since this could affect the Group’s ability to direct the relevant activities.
-	Existence of agreements between investors that might require decisions to be taken jointly by the investors, rather than by the fund manager.
-

Existence of currently exercisable removal rights (possibility of removing the manager from his position), since the existence of such rights might limit the manager’s power over the fund, and it may be concluded that the manager is acting as an agent of the investors.

-

Analysis of the fund manager’s remuneration regime, taking into consideration that a remuneration regime that is proportionate to the service rendered does not, generally, create exposure of such importance as to indicate that the manager is acting as the principal. Conversely, if the remuneration regime is not proportionate to the service rendered, this might give rise to an exposure that would lead the Group to a different conclusion.

These structured entities also include the securitisation special purpose vehicles (“SPV”), which are consolidated in the case of the SPVs over which, being exposed to variable yield, it is considered that the Group continues to exercise control.

The exposure associated with unconsolidated structured entities are not material with respect to the Group’s consolidated financial statements.

v.Business combinations

A business combination is the bringing together of two or more separate entities or economic units into one single entity or group of entities.

Business combinations whereby the Group obtains control over an entity or a business are recognised for accounting purposes as follows:

-

The Group measures the cost of the business combination, which is normally the consideration transferred, defined as the acquisition-date fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity instruments issued, if any, by the acquirer. In cases where the amount of the consideration to be transferred has not been definitively established at the acquisition date, but rather depends on future events, any contingent consideration is recognised as part of the consideration transferred and measured at its acquisition-date fair value. Moreover, acquisition-related costs do not for these purposes form part of the cost of the business combination.

-

The fair values of the assets, liabilities and contingent liabilities of the acquired entity or business, including any intangible assets identified in the business combination which might not have been recognised by the acquiree, are estimated and recognised in the consolidated balance sheet; the Group also estimates the amount of any non-controlling interests and the fair value of the previously held equity interest in the acquiree.

-

Any positive difference between the aforementioned items is recognised as discussed in Note 2.m. Any negative difference is recognised under negative goodwill recognised in the consolidated income statement.

Goodwill is only calculated and recognised once, when control of a business or an entity is obtained.

vi.Changes in the levels of ownership interests in subsidiaries

Acquisitions and disposals not giving rise to a change in control are recognised as equity transactions, and no gain or loss is recognised in the income statement and the initially recognised goodwill is not remeasured. The difference between the consideration transferred or received and the decrease or increase in non-controlling interests, respectively, is recognised in reserves.

Similarly, when control over a subsidiary is lost, the assets, liabilities and non-controlling interests and any other items recognised in Other Comprehensive income of that company are derecognised from the consolidated balance sheet, and the fair value of the consideration received and of any remaining equity interest is recognised. The difference between these amounts is recognised in profit or loss.

vii.Acquisitions and disposals

Note 3 provides information on the most significant acquisitions and disposals in the last three years.

c)Definitions and classification of financial instruments

i.Definitions

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

An equity instrument is a contract that evidences a residual interest in the assets of the issuing entity after deducting all of its liabilities.

A financial derivative is a financial instrument whose value changes in response to the change in an observable market variable (such as an interest rate, foreign exchange rate, financial instrument price, market index or credit rating), whose initial investment is very small compared with other financial instruments with a similar response to changes in market factors, and which is generally settled at a future date.

Hybrid financial instruments are contracts that simultaneously include a non-derivative host contract together with a derivative, known as an embedded derivative, that is not separately transferable and has the effect that some of the cash flows of the hybrid contract vary in a way similar to a stand-alone derivative.

Compound financial instruments are contracts that simultaneously create for their issuer a financial liability and an own equity instrument (such as convertible bonds, which entitle their holders to convert them into equity instruments of the issuer).

The preference shares contingently convertible into ordinary shares eligible as Additional Tier 1 capital (“CCPSs”) -perpetual shares, which may be repurchased by the issuer in certain circumstances, the interest on which is discretionary, and would convert into a variable number of newly issued ordinary shares if the capital ratio of the Bank or its consolidated group falls below a given percentage (trigger event), as those two terms are defined in the related issue prospectuses- are recognised for accounting purposes by the Group as compound instruments. The liability component reflects the issuer’s obligation to deliver a variable number of shares and the equity component reflects the issuer’s discretion in relation to the payment of the related coupons. In order to effect the initial allocation, the Group estimates the fair value of the liability as the amount that would have to be delivered if the trigger event were to occur immediately and, accordingly, the equity component, calculated as the residual amount, is zero. In view of the aforementioned discretionary nature of the payment of the coupons, they are deducted directly from equity.

Capital perpetual preference shares (“CPPSs”), with the possibility of purchase by the issuer in certain circumstances, whose remuneration is discretionary, and which will be amortised permanently, totally or partially, in the event that the Bank or its consolidated group submits a capital ratio lesser than a certain percentage (trigger event), as defined in the corresponding prospectuses, are accounted for by the Group as equity instruments.

The following transactions are not treated for accounting purposes as financial instruments:

-	Investments in associates and joint ventures (see Note 13).
-	Rights and obligations under employee benefit plans (see Note 25).
-	Rights and obligations under insurance contracts (see Note 15).
-	Contracts and obligations relating to employee remuneration based on own equity instruments (see Note 34).

ii.Classification of financial assets for measurement purposes

Financial assets are initially classified into the various categories used for management and measurement purposes, unless they have to be presented as Non-current assets held for sale or they relate to Cash, cash balances at central banks and other deposits on demand, Changes in the fair value of hedged items in portfolio hedges of interest rate risk (asset side), Hedging derivatives and Investments, which are reported separately.

Classification of financial instruments: the classification criteria for financial assets depends on the business model for their management and the characteristics of their contractual flows.

The Group's business models refer to the way in which it manages its financial assets to generate cash flows. In defining these models, the Group takes into account the following factors:

-	How key management staff are assessed and reported on the performance of the business model and the financial assets held in the business model.
-	The risks that affect the performance of the business model (and the financial assets held in the business model) and, specifically, the way in which these risks are managed.
-	How business managers are remunerated.
-	The frequency and volume of sales in previous years, as well as expectations of future sales.

The analysis of the characteristics of the contractual flows of financial assets requires an assessment of the congruence of these flows with a basic loan agreement. Contractual cash flows that are only principal and interest payments on the outstanding principal amount meet this requirement.

Depending on these factors, the asset can be measured at amortised cost, at fair value with changes in other comprehensive income, or at fair value with changes through profit and loss. IFRS9 also establishes an option to designate an instrument at fair value with changes in profit or loss, under certain conditions. The Group uses the following criteria for the classification of financial debt instruments:

-

Amortised cost: financial instruments under a business model whose objective is to collect principal and interest flows, over which there is no significant unjustified sales and fair value is not a key element in the management of these assets and contractual conditions they give rise to cash flows on specific dates, which are only payments of principal and interest on the outstanding principal amount. In this sense, unjustified sales are considered to be those other than those related to an increase in the credit risk of the asset, unanticipated funding needs (stress case scenarios). Additionally, the characteristics of its contractual flows represent substantially a “basic financing agreement”.

-

Fair value with changes in other comprehensive income: financial instruments held in a business model whose objective is to collect principal and interest cash flows and the sale of these assets, where fair value is a key factor in their management. Additionally, the contractual cash flow characteristics substantially represent a “basic financing agreement”.

-

Fair value with changes in profit or loss: financial instruments included in a business model whose objective is not obtained through the above mentioned models, where fair value is a key factor in managing of these assets, and financial instruments whose contractual cash flow characteristics do not substantially represent a “basic financing agreement”. In this section it can be enclosed the portfolios classified under “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss” and “Financial assets at fair value through profit or loss”.

Equity instruments will be classified at fair value under IFRS9, with changes in profit or loss, unless the Group decides, for non-trading assets, to classify them at fair value with changes in other comprehensive income (irrevocably) in the initial moment. The Group has generally applied this option to the equity instruments classified as “Available-for-sale” at December 31, 2017 under IAS39. In general, the Group has applied this option in the case of equity instruments classified under "Available for Sale" at December 31, 2017 under IAS39.

Until December 31, 2017, the Group applied IAS39, under which the following three categories existed that are not applicable under IFRS9 (See note 1.b):

-

Financial assets available-for-sale: this category includes debt instruments not classified as Held-to-maturity investments, Loans and receivables or Financial assets at fair value through profit or loss, and equity instruments issued by entities other than subsidiaries, associates and joint ventures, provided that such instruments have not been classified as Financial assets held for trading or as Financial assets designated at fair value through profit or loss.

-

Loans and receivables: this category includes the investment arising from ordinary lending activities, such as the cash amounts of loans drawn down and not yet repaid by customers or the deposits placed with other institutions, whatever the legal instrument, unquoted debt securities and receivables from the purchasers of goods, or the users of services, constituting part of the Group's business.

-

Investments held-to-maturity: this category includes debt instruments with fixed maturity and with fixed or determinable payments, for which the Group has both the intention and proven ability to hold to maturity.

iii.Classification of financial assets for presentation purposes

Financial assets are classified by nature into the following items in the consolidated balance sheet:

-	Cash, cash balances at Central Banks and other deposits on demand: cash balances and balances receivable on demand relating to deposits with central banks and credit institutions.
-

Loans and advances: includes the debit balances of all credit and loans granted by the Group, other than those represented by securities, as well as finance lease receivables and other debit balances of a financial nature in favour of the Group, such as cheques drawn on credit institutions, balances receivable from clearing houses and settlement agencies for transactions on the stock exchange and organised markets, bonds given in cash, capital calls, fees and commissions receivable for financial guarantees and debit balances arising from transactions not originating in banking transactions and services, such as the collection of rentals and similar items. They are classified, on the basis of the institutional sector to which the debtor belongs, into:

-	Central banks: credit of any nature, including deposits and money market transactions received from the Bank of Spain or other central banks.
-	Credit institutions: credit of any nature, including deposits and money market transactions, in the name of credit institutions.
-	Customers: includes the remaining credit, including money market transactions through central counterparties.
-	Debt instruments: bonds and other securities that represent a debt for their issuer, that generate an interest return, and that are in the form of certificates or book entries.
-

Equity instruments: financial instruments issued by other entities, such as shares, which have the nature of equity instruments for the issuer, other than investments in subsidiaries, joint ventures or associates. Investment fund units are included in this item.

-	Derivatives: includes the fair value in favour of the Group of derivatives which do not form part of hedge accounting, including embedded derivatives separated from hybrid financial instruments.
-

Changes in the fair value of hedged items in portfolio hedges of interest rate risk: this item is the balancing entry for the amounts credited to the consolidated income statement in respect of the measurement of the portfolios of financial instruments which are effectively hedged against interest rate risk through fair value hedging derivatives.

-

Hedging derivatives: Includes the fair value in favour of the Group of derivatives, including embedded derivatives separated from hybrid financial instruments, designated as hedging instruments in hedge accounting.

iv.Classification of financial liabilities for measurement purposes

Financial liabilities are initially classified into the various categories used for management and measurement purposes, unless they have to be presented as Liabilities associated with non-current assets held for sale or they relate to Hedging derivatives or Changes in the fair value of hedged items in portfolio hedges of interest rate risk (liability side), which are reported separately.

IAS39 financial liabilities classification and measurement criteria remains substantially unchanged under IFRS9. Nevertheless, in most cases, the changes in the fair value of financial liabilities designated at fair value with changes recognised through profit or loss for the year, due to the entity credit risk, are classified under other comprehensive income.

Financial liabilities are included for measurement purposes in one of the following categories:

-

Financial liabilities held for trading (at fair value through profit or loss): this category includes financial liabilities incurred for the purpose of generating a profit in the near term from fluctuations in their prices, financial derivatives not designated as hedging instruments, and financial liabilities arising from the outright sale of financial assets acquired under reverse repurchase agreements (“reverse repos”) or borrowed (short positions).

-

Financial liabilities designated at fair value through profit or loss: financial liabilities are included in this category when they provide more relevant information, either because this eliminates or significantly reduces recognition or measurement inconsistencies (accounting mismatches) that would otherwise arise from measuring assets or liabilities or recognising the gains or losses on them on different bases, or because a group of financial liabilities or financial assets and liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Group’s key management personnel. Liabilities may only be included in this category on the date when they are incurred or originated.

-

Financial liabilities at amortised cost: financial liabilities, irrespective of their instrumentation and maturity, not included in any of the above-mentioned categories which arise from the ordinary borrowing activities carried on by financial institutions.

v.Classification of financial liabilities for presentation purposes

Financial liabilities are classified by nature into the following items in the consolidated balance sheet:

-

Deposits: includes all repayable balances received in cash by the Group, other than those instrumented as marketable securities and those having the substance of subordinated liabilities (amount of the loans received, which for credit priority purposes are after common creditors), except for the debt instruments. This item also includes cash bonds and cash consignments received the amount of which may be invested without restriction. Deposits are classified on the basis of the creditor’s institutional sector into:

-	Central banks: deposits of any nature, including credit received and money market transactions received from the Bank of Spain or other central banks.
-	Credit institutions: deposits of any nature, including credit received and money market transactions in the name of credit institutions.
-	Customer: includes the remaining deposits, including money market transactions through central counterparties.
-

Marketable debt securities: includes the amount of bonds and other debt represented by marketable securities, other than those having the substance of subordinated liabilities (amount of the loans received, which for credit priority purposes are after common creditors, and includes the amount of the financial instruments issued by the Group which, having the legal nature of capital, do not meet the requirements to qualify as equity, such as certain preferred shares issued). This item includes the component that has the consideration of financial liability of the securities issued that are compound financial instruments.

-

Derivatives: includes the fair value, with a negative balance for the Group, of derivatives, including embedded derivatives separated from the host contract, which do not form part of hedge accounting.

-	Short positions: includes the amount of financial liabilities arising from the outright sale of financial assets acquired under reverse repurchase agreements or borrowed.

-

Other financial liabilities: includes the amount of payment obligations having the nature of financial liabilities not included in other items, and liabilities under financial guarantee contracts, unless they have been classified as non-performing.

-

Changes in the fair value of hedged items in portfolio hedges of interest rate risk: this item is the balancing entry for the amounts charged to the consolidated income statement in respect of the measurement of the portfolios of financial instruments which are effectively hedged against interest rate risk through fair value hedging derivatives.

-

Hedging derivatives: includes the fair value of the Group’s liability in respect of derivatives, including embedded derivatives separated from hybrid financial instruments, designated as hedging instruments in hedge accounting.

d)Measurement of financial assets and liabilities and recognition of fair value changes

In general, financial assets and liabilities are initially recognised at fair value which, in the absence of evidence to the contrary, is deemed to be the transaction price. Financial instruments not measured at fair value through profit or loss are adjusted by the transaction costs. Financial assets and liabilities are subsequently measured at each year-end as follows:

i.Measurement of financial assets

Financial assets are measured at fair value are valued mainly at their fair value without deducting any transaction cost for their sale.

The fair value of a financial instrument on a given date is taken to be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The most objective and common reference for the fair value of a financial instrument is the price that would be paid for it on an active, transparent and deep market (quoted price or market price). At December 31, 2018 there were no significant investments in quoted financial instruments that had ceased to be recognised at their quoted price because their market could not be deemed to be assets.

If there is no market price for a given financial instrument, its fair value is estimated on the basis of the price established in recent transactions involving similar instruments and, in the absence thereof, of valuation techniques commonly used by the international financial community, taking into account the specific features of the instrument to be measured and, particularly, the various types of risk associated with it.

All derivatives are recognised in the balance sheet at fair value from the trade date. If the fair value is positive, they are recognised as an asset and if the fair value is negative, they are recognised as a liability. The fair value on the trade date is deemed, in the absence of evidence to the contrary, to be the transaction price. The changes in the fair value of derivatives from the trade date are recognised in Gains/losses on financial assets and liabilities held for trading (net) in the consolidated income statement. Specifically, the fair value of financial derivatives traded in organised markets included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price and if, for exceptional reasons, the quoted price cannot be determined on a given date, these financial derivatives are measured using methods similar to those used to measure OTC derivatives.

The fair value of OTC derivatives is taken to be the sum of the future cash flows arising from the instrument, discounted to present value at the date of measurement (present value or theoretical close) using valuation techniques commonly used by the financial markets: net present value (NPV), option pricing models and other methods.

The amount of debt securities and loans and advances under a business model whose objective is to collect the principal and interest flows are valued at their amortised cost, using the effective interest rate method in their determination. Amortised cost refers to the acquisition cost of a corrected financial asset or liability (more or less, as the case may be) for repayments of principal and the part systematically charged to the consolidated income statement of the difference between the initial cost and the corresponding reimbursement value at expiration. In the case of financial assets, the amortised cost includes, in addition, the corrections to their value due to the impairment. In the loans and advances covered in fair value hedging transactions, the changes that occur in their fair value related to the risk or the risks covered in these hedging transactions are recorded.

The effective interest rate is the discount rate that exactly matches the carrying amount of a financial instrument to all its estimated cash flows of all kinds over its remaining life. For fixed rate financial instruments, the effective interest rate coincides with the contractual interest rate established on the acquisition date plus, where applicable, the fees and transaction costs that, because of their nature, form part of their financial return. In the case of floating rate financial instruments, the effective interest rate coincides with the rate of return prevailing in all connections until the next benchmark interest reset date.

Equity instruments and contracts related with these instruments are measured at fair value. However, in certain circumstances the Group estimates cost value as a suitable estimate of the fair value. This can happen if the recent event available information is not enough to measure the fair value or if there is a broad range of possible measures and the cost value represents the best estimates of fair value within this range.

The amounts at which the financial assets are recognised represent, in all material respects, the Group’s maximum exposure to credit risk at each reporting date. Also, the Group has received collateral and other credit enhancements to mitigate its exposure to credit risk, which consist mainly of mortgage guarantees, cash collateral, equity instruments and personal security, assets leased out under finance lease and full-service lease agreements, assets acquired under repurchase agreements, securities loans and credit derivatives.

ii.Measurement of financial liabilities

In general, financial liabilities are measured at amortised cost, as defined above, except for those included under Financial liabilities held for trading and Financial liabilities designated at fair value through profit or loss and financial liabilities designated as hedged items (or hedging instruments) in fair value hedges, which are measured at fair value.

iii.Valuation techniques

The following table shows a summary of the fair values, at the end of 2018, 2017 and 2016, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by the Group to determine their fair value:

	Million of euros
	2018 (*)			2017			2016
	Published			Published			Published
	price			price			price
	quotations	Internal		quotations	Internal		quotations	Internal
	in active	models		in active	Models		in active	models
	markets	(Level 2		markets	(Level 2		markets	(Level 2
	(Level 1)	and 3)	Total	(Level 1)	and 3)	Total	(Level 1)	and 3)	Total
Financial assets held for trading	37,108	55,771	92,879	58,215	67,243	125,458	64,259	83,928	148,187
Non-trading financial assets mandatorily at fair value through profit or loss	1,835	8,895	10,730	—	—	—	—	—	—
Financial assets designated at fair value through profit or loss	3,102	54,358	57,460	3,823	30,959	34,782	3,220	28,389	31,609
Financial assets at fair value through other comprehensive income	103,590	17,501	121,091	—	—	—	—	—	—
Financial assets available-for-sale (**)	—	—	—	113,258	18,802	132,060	89,563	25,862	115,425
Hedging derivatives (assets)	—	8,607	8,607	—	8,537	8,537	216	10,161	10,377
Financial liabilities held for trading	16,104	54,239	70,343	21,828	85,796	107,624	20,906	87,859	108,765
Financial liabilities designated at fair value through profit or loss	987	67,071	68,058	769	58,847	59,616	—	40,263	40,263
Hedging derivatives (liabilities)	5	6,358	6,363	8	8,036	8,044	9	8,147	8,156
Liabilities under insurance contracts	—	765	765	—	1,117	1,117	—	652	652

(*)     See further detail regarding the impacts of the entry into force of IFRS9 as of January 1, 2018 (Note 1.b).

(**)   In addition to the financial instruments measured at fair value shown in the foregoing table, at December 31, 2017 and 2016, the Group held equity instruments classified as Financial assets available-for-sale and carried at cost amounting to EUR 1,211 million and EUR 1,349 million, respectively (see Note 51.c).

The financial instruments at fair value determined on the basis of published price quotations in active markets (Level 1) include government debt securities, private-sector debt securities, derivatives traded in organised markets, securitised assets, shares, short positions and fixed-income securities issued.

In cases where price quotations cannot be observed, management makes its best estimate of the price that the market would set, using its own internal models. In most cases, these internal models use data based on observable market parameters as significant inputs (Level 2) and, in cases, they use significant inputs not observable in market data (Level 3). In order to make these estimates, various techniques are employed, including the extrapolation of observable market data. The best evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions performed with the same or similar instruments or can be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.

The Group has developed a formal process for the systematic valuation and management of financial instruments, which has been implemented worldwide across all the Group’s units. The governance scheme for this process distributes responsibilities between two independent divisions: Treasury (development, marketing and daily management of financial products and market data) and Risk (on a periodic basis, validation of pricing models and market data, computation of risk metrics, new transaction approval policies, management of market risk and implementation of fair value adjustment policies).

The approval of new products follows a sequence of steps (request, development, validation, integration in corporate systems and quality assurance) before the product is brought into production. This process ensures that pricing systems have been properly reviewed and are stable before they are used.

The following subsections set forth the most important products and families of derivatives, and the related valuation techniques and inputs, by asset class:

Fixed income and inflation

The fixed income asset class includes basic instruments such as interest rate forwards, interest rate swaps and cross currency swaps, which are valued using the net present value of the estimated future cash flows discounted taking into account basis swap and cross currency spreads determined on the basis of the payment frequency and currency of each leg of the derivative. Vanilla options, including caps, floors and swaptions, are priced using the Black-Scholes model, which is one of the benchmark industry models. More exotic derivatives are priced using more complex models which are generally accepted as standard across institutions.

These pricing models are fed with observable market data such as deposit interest rates, futures rates, cross currency swap and constant maturity swap rates, and basis spreads, on the basis of which different yield curves, depending on the payment frequency, and discounting curves are calculated for each currency. In the case of options, implied volatilities are also used as model inputs. These volatilities are observable in the market for cap and floor options and swaptions, and interpolation and extrapolation of volatilities from the quoted ranges are carried out using generally accepted industry models. The pricing of more exotic derivatives may require the use of non-observable data or parameters, such as correlation (among interest rates and cross-asset), mean reversion rates and prepayment rates, which are usually defined from historical data or through calibration.

Inflation-related assets include zero-coupon or year-on-year inflation-linked bonds and swaps, valued with the present value method using forward estimation and discounting. Derivatives on inflation indices are priced using standard or more complex bespoke models, as appropriate. Valuation inputs of these models consider inflation-linked swap spreads observable in the market and estimations of inflation seasonality, on the basis of which a forward inflation curve is calculated. Also, implied volatilities taken from zero-coupon and year-on-year inflation options are also inputs for the pricing of more complex derivatives.

Equity and foreign exchange

The most important products in these asset classes are forward and futures contracts; they also include vanilla, listed and OTC (Over-The-Counter) derivatives on single underlying assets and baskets of assets. Vanilla options are priced using the standard Black-Scholes model and more exotic derivatives involving forward returns, average performance, or digital, barrier or callable features are priced using generally accepted industry models or bespoke models, as appropriate. For derivatives on illiquid stocks, hedging takes into account the liquidity constraints in models.

The inputs of equity models consider yield curves, spot prices, dividends, asset funding costs (repo margin spreads), implied volatilities, correlation among equity stocks and indices, and cross-asset correlation. Implied volatilities are obtained from market quotes of European and American-style vanilla call and put options. Various interpolation and extrapolation techniques are used to obtain continuous volatility for illiquid stocks. Dividends are usually estimated for the mid and long term. Correlations are implied, when possible, from market quotes of correlation-dependent products. In all other cases, proxies are used for correlations between benchmark underlyings or correlations are obtained from historical data.

The inputs of foreign exchange models include the yield curve for each currency, the spot foreign exchange rate, the implied volatilities and the correlation among assets of this class. Volatilities are obtained from European call and put options which are quoted in markets as of-the-money, risk reversal or butterfly options. Illiquid currency pairs are usually handled by using the data of the liquid pairs from which the illiquid currency can be derived. For more exotic products, unobservable model parameters may be estimated by fitting to reference prices provided by other non-quoted market sources.

Credit

The most common instrument in this asset class is the credit default swap (CDS), which is used to hedge credit exposure to third parties. In addition, models for first-to-default (FTD), n-to-default (NTD) and single-tranche collateralised debt obligation (CDO)

products are also available. These products are valued with standard industry models, which estimate the probability of default of a single issuer (for CDS) or the joint probability of default of more than one issuer for FTD, NTD and CDO.

Valuation inputs are the yield curve, the CDS spread curve and the recovery rate. For indices and important individual issuers, the CDS spread curve is obtained in the market. For less liquid issuers, this spread curve is estimated using proxies or other credit-dependent instruments. Recovery rates are usually set to standard values. For listed single-tranche CDO, the correlation of joint default of several issuers is implied from the market. For FTD, NTD and bespoke CDO, the correlation is estimated from proxies or historical data when no other option is available.

Valuation adjustment for counterparty risk or default risk

The Credit valuation adjustment (CVA) is a valuation adjustment to OTC derivatives as a result of the risk associated with the credit exposure assumed to each counterparty.

The CVA is calculated taking into account potential exposure to each counterparty in each future period. The CVA for a specific counterparty is equal to the sum of the CVA for all the periods. The following inputs are used to calculate the CVA:

-

Expected exposure: including for each transaction the mark-to-market (MtM) value plus an add-on for the potential future exposure for each period. Mitigating factors such as collateral and netting agreements are taken into account, as well as a temporary impairment factor for derivatives with interim payments.

-	Loss Given Default: percentage of final loss assumed in a counterparty credit event/default.
-

Probability of default: for cases where there is no market information (the CDS quoted spread curve, etc.), proxies based on companies holding exchange-listed CDS, in the same industry and with the same external rating as the counterparty, are used.

-	Discount factor curve.

The debit valuation adjustment (DVA) is a valuation adjustment similar to the CVA but, in this case, it arises as a result of the Group’s own risk assumed by its counterparties in OTC derivatives.

The CVA at December 31, 2018 amounted to EUR 351 million (8.8% compared to December 31, 2017) and DVA amounted to EUR 261 million (18.9% compared to December 31, 2017). The variations are due to the fact that credit spreads for the most liquid maturities have been increased in percentages over 30%.

In addition, the Group amounts the funding fair value adjustment (FFVA) is calculated by applying future market funding spreads to the expected future funding exposure of any uncollateralised component of the OTC derivative portfolio. This includes the uncollateralised component of collateralised derivatives in addition to derivatives that are fully uncollateralised. The expected future funding exposure is calculated by a simulation methodology, where available. The FFVA impact is not material for the consolidated financial statements as of December 31, 2018, 2017 and 2016.

As a result of the first application of IFRS9, the exposure at January 1, 2018, in level 3 financial instruments, has increased by EUR 2,183 million, mainly for loans and receivables, arising from new requirements regarding the classification and measurement of amortised cost items at other fair value items whose value is calculated using unobservable market inputs (see note 1.b).

In addition, the Group has reclassified in 2018 to level 3 the market value of certain transactions of bonds, long-term repos and derivatives for an approximate amount of EUR 1,300 million, the reason for this classification has been mainly due to lack of liquidity in certain significant inputs in the fair value of the aforementioned financial instruments.

In addition, during 2016 the Group carried out a review of its financial instruments valuation processes with the purpose of increasing the observability of certain inputs and parameters used in its valuation techniques. As a result of this review, it started to receive prices of interest rate derivatives with the option of a clear type of discount for EUR and USD and correlations between pairs of shares to services of consensus pricing, which has allowed to incorporate the inputs obtained directly or inferred from instrument prices, in their internal valuation processes. As a consequence, those non-observable inputs (the parameter of the reversion to the average of the interest rates and the correlations between shares, respectively) used in the valuation of interest rate derivatives with the option of cancelling type EUR and USD and derivatives on Stock baskets had become measurable and considered observable parameters, and therefore, these products were reclassified from Level 3 to Level 2.

During 2018, 2017 and 2016 the Group has not carried out significant reclassifications of financial instruments between levels except the changes disclosed in the level 3 table.

Valuation adjustments due to model risk

The valuation models described above do not involve a significant level of subjectivity, since they can be adjusted and recalibrated, where appropriate, through internal calculation of the fair value and subsequent comparison with the related actively traded price. However, valuation adjustments may be necessary when market quoted prices are not available for comparison purposes.

The sources of risk are associated with uncertain model parameters, illiquid underlying issuers, and poor quality market data or missing risk factors (sometimes the best available option is to use limited models with controllable risk). In these situations, the Group calculates and applies valuation adjustments in accordance with common industry practice. The main sources of model risk are described below:

-

In the fixed income markets, the sources of model risk include bond index correlations, basis spread modelling, the risk of calibrating model parameters and the treatment of near-zero or negative interest rates. Other sources of risk arise from the estimation of market data, such as volatilities or yield curves, whether used for estimation or cash flow discounting purposes.

-

In the equity markets, the sources of model risk include forward skew modelling, the impact of stochastic interest rates, correlation and multi-curve modelling. Other sources of risk arise from managing hedges of digital callable and barrier option payments. Also worthy of consideration as sources of risk are the estimation of market data such as dividends and correlation for quanto and composite basket options.

-

For specific financial instruments relating to home mortgage loans secured by financial institutions in the UK (which are regulated and partially financed by the Government) and property asset derivatives, the main input is the Halifax House Price Index (HPI). In these cases, risk assumptions include estimations of the future growth and the volatility of the HPI, the mortality rate and the implied credit spreads.

-

Inflation markets are exposed to model risk resulting from uncertainty around modelling the correlation structure among various CPI rates. Another source of risk may arise from the bid-offer spread of inflation-linked swaps.

-

The currency markets are exposed to model risk resulting from forward skew modelling and the impact of stochastic interest rate and correlation modelling for multi-asset instruments. Risk may also arise from market data, due to the existence of specific illiquid foreign exchange pairs.

-

The most important source of model risk for credit derivatives relates to the estimation of the correlation between the probabilities of default of different underlying issuers. For illiquid underlying issuers, the CDS spread may not be well defined.

Set forth below are the financial instruments at fair value whose measurement was based on internal models (Levels 2 and 3) at December 31, 2018, 2017 and 2016:

	Million of euros
	Fair values calculated using
	internal models at
	12/31/18 (**)
(*)	Level 2	Level 3	Valuation techniques	Main assumptions
ASSETS:	140,659	4,473
Financial assets held for trading	55,033	738
Credit institutions	—	—	Present value method	Yield curves, FX market prices
Customers (***)	205	—	Present value method	Yield curves, FX market prices
Debt and equity instruments	314	153	Present value method	Yield curves, HPI, FX market prices
Derivatives	54,514	585
Swaps	44,423	185	Present value method, Gaussian Copula (****)	Yield curves, FX market prices, HPI, Basis, Liquidity
Exchange rate options	617	2	Black-Scholes Model	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate options	3,778	149	Black's Model, multifactorial advanced models interest rate	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate futures	—	—	Present value method	Yield curves, FX market prices
Index and securities options	1,118	198	Black-Scholes Model	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Correlation, Liquidity, HPI
Other	4,578	51	Present value method, Advanced stochastic volatility models and other	Yield curves, Volatility surfaces, FX and EQ market prices, Dividends, Correlation, Liquidity, Others
Hedging derivatives	8,586	21
Swaps	7,704	21	Present value method	FX market prices, Yield curves, Basis
Interest rate options	20	—	Black's Model	FX market prices, Yield curves, Volatility surfaces
Other	862	—	Present value method, Advanced stochastic volatility models and other	Yield curves, Volatility surfaces, FX market prices, Credit, Liquidity, Others
Non-trading financial assets mandatorily at fair value through profit or loss	7,492	1,403
Equity instruments	985	462	Present value method	Market price, Interest rates curves, Dividends and Others
Debt instruments	5,085	481	Present value method	Interest rates curves
Loans and receivables (***)	1,422	460	Present value method, swap asset model & CDS	Interest rates curves and Credit curves
Financial assets designated at fair value through profit or loss	53,482	876
Central banks	9,226	—	Present value method	Interest rates curves, FX market prices
Credit institutions	22,897	201	Present value method	Interest rates curves, FX market prices
Customers	21,355	560	Present value method	Interest rates curves, FX market prices, HPI
Debt instruments	4	115	Present value method	Interest rates curves, FX market prices
Financial assets at fair value through other comprehensive income	16,066	1,435
Equity instruments	455	581	Present value method	Market price, Interest rates curves, Dividends and Others
Debt instruments	14,699	165	Present value method	Interest rates curves, FX market prices
Loans and receivables	912	689	Present value method	Interest rates curves, FX market prices and Credit curves
Financial assets available for sale	—	—
Debt instruments	—	—
LIABILITIES	127,991	442
Financial liabilities held for trading	53,950	289
Central banks	—	—	Present value method	Yield curves, FX market prices
Credit institutions	—	—	Present value method	Yield curves, FX market prices
Customers	—	—	Present value method	Yield curves, FX market prices
Derivatives	53,950	289
Swaps	43,489	111	Present value method, Gaussian Copula (****)	Yield curves, FX market prices, Basis, Liquidity, HPI
Exchange rate options	610	7	Black-Scholes Model	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate options	4,411	26	Black's Model, multifactorial advanced models interest rate	Yield curves, Volatility surfaces, FX market prices, Liquidity
Index and securities options	1,233	143	Black-Scholes Model	Yield curves, FX market prices
Interest rate and equity futures	7	—	Black's Model	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Correlation, Liquidity, HPI
Other	4,200	2	Present value method, Advanced stochastic volatility models and other	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Correlation, Liquidity, HPI
Short positions	—	—	Present value method	Yield curves ,FX & EQ market prices, Equity
Hedging derivatives	6,352	6
Swaps	5,868	6	Present value method	Yield curves ,FX & EQ market prices, Basis
Interest rate options	158	—	Black's Model	Yield curves , Volatility surfaces, FX market prices, Liquidity
Other	326	—	Present value method, Advanced stochastic volatility models and other	Yield curves , Volatility surfaces, FX market prices, Liquidity, Other
Financial liabilities designated at fair value through profit or loss	66,924	147	Present value method	Yield curves, FX market prices
Liabilities under insurance contracts	765	—

	Million of euros
	Fair values calculated using internal models at
	12/31/17 (**)		12/31/16 (**)
	Level 2	Level 3	Level 2	Level 3	Valuation techniques
ASSETS:	124,178	1,363	146,991	1,349
Financial assets held for trading	66,806	437	83,587	341
Credit institutions	1,696	—	3,220	—	Present value method
Customers (***)	8,815	—	9,504	—	Present value method
Debt and equity instruments	335	32	798	40	Present value method
Derivatives	55,960	405	70,065	301
Swaps	44,766	189	53,499	55	Present value method, Gaussian Copula (****)
Exchange rate options	463	5	524	2	Black-Scholes Model
Interest rate options	4,747	162	5,349	173	Black's Model, Heath-Jarrow- Morton Model
Interest rate futures	2	—	1,447	—	Present value method
Index and securities options	1,257	5	1,725	26	Black-Scholes Model
Other	4,725	44	7,521	45	Present value method, Monte Carlo simulation and others
Hedging derivatives	8,519	18	10,134	27
Swaps	7,896	18	9,737	27	Present value method
Interest rate options	13	—	13	—	Black’s Model
Other	610	—	384	—	N/A
Financial assets designated at fair value through profit or loss	30,677	282	28,064	325
Credit institutions	9,889	—	10,069	—	Present value method
Customers (*****)	20,403	72	17,521	74	Present value method
Debt and equity instruments	385	210	474	251	Present value method
Financial assets available-for-sale	18,176	626	25,206	656
Debt and equity instruments	18,176	626	25,206	656	Present value method

LIABILITIES:	153,600	196	136,835	86
Financial liabilities held for trading	85,614	182	87,790	69
Central banks	282	—	1,351	—	Present value method
Credit institutions	292	—	44	—	Present value method
Customers	28,179	—	9,996	—	Present value method
Derivatives	56,860	182	73,481	69
Swaps	45,041	100	57,103	1	Present value method, Gaussian Copula (****)
Exchange rate options	497	9	413	—	Black-Scholes Model
Interest rate options	5,402	19	6,485	21	Black's Model, Heath-Jarrow- Morton Model
Index and securities options	1,527	41	1,672	46	Black-Scholes Model
Interest rate and equity futures	1	—	1,443	—	Black's Model
Other	4,392	13	6,365	1	Present value method, Monte Carlo simulation and others

Short positions	1	—	2,918	—	Present value method
Hedging derivatives	8,029	7	8,138	9
Swaps	7,573	7	6,676	9	Present value method
Interest rate options	287	—	10	—	Black’s Model
Other	169	—	1,452	—	N/A
Financial liabilities designated at fair value through profit or loss	58,840	7	40,255	8	Present value method
Liabilities under insurance contracts	1,117	—	652	—	See Note 15

(*)          See reconciliation of IAS39 as of December 31, 2017 to IFRS9 as of January 1, 2018 (See Note 1.b)

(**)        Level 2 internal models use data based on observable market parameters, while level 3 internal models use significant non-observable inputs in market data.

(***)     Includes mainly short-term loans and reverse repurchase agreements with corporate customers (mainly brokerage and investment companies).

(****)   Includes credit risk derivatives with a net fair value of EUR 0 million at December 31, 2018 (December 31, 2017 and 2016: net fair value of EUR 0 million and EUR-1 million, respectively). These assets and liabilities are measured using the Standard Gaussian Copula Model.

(*****) Includes home mortgage loans to financial institutions in the UK (which are regulated and partly financed by the Government). The fair value of these loans was obtained using observable market variables, including current market transactions with similar amounts and collateral facilitated by the UK Housing Association. Since the Government is involved in these financial institutions, the credit risk spreads have remained stable and are homogeneous in this sector. The results arising from the valuation model are checked against current market transactions.

Level 3 financial instruments

Set forth below are the Group’s main financial instruments measured using unobservable market data as significant inputs of the internal models (Level 3):

-

Instruments in Santander UK’s portfolio (loans, debt instruments and derivatives) linked to the House Price Index (HPI). Even if the valuation techniques used for these instruments may be the same as those used to value similar products (present value in the case of loans and debt instruments, and the Black-Scholes model for derivatives), the main factors used in the valuation of these instruments are the HPI spot rate, the growth and volatility thereof, and the mortality rates, which are not always observable in the market and, accordingly, these instruments are considered illiquid.

•

HPI spot rate: for some instruments the NSA HPI spot rate, which is directly observable and published on a monthly basis, is used. For other instruments where regional HPI rates must be used (published quarterly), adjustments are made to reflect the different composition of the rates and adapt them to the regional composition of Santander UK’s portfolio.

•

HPI growth rate: this is not always directly observable in the market, especially for long maturities, and is estimated in accordance with existing quoted prices. To reflect the uncertainty implicit in these estimates, adjustments are made based on an analysis of the historical volatility of the HPI, incorporating reversion to the mean.

•

HPI volatility: the long-term volatility is not directly observable in the market but is estimated on the basis of shorter-term quoted prices and by making an adjustment to reflect the existing uncertainty, based on the standard deviation of historical volatility over various time periods.

•	Mortality rates: these are based on published official tables and adjusted to reflect the composition of the customer portfolio for this type of product at Santander UK.
-	Callable interest rate derivatives (Bermudan-style options) where the main unobservable input is mean reversion of interest rates.
-	Trading derivatives on interest rates, taking as an underlying asset titling and with the amortization rate (CPR, Conditional prepayment rate) as unobservable main entry.
-	Derivatives from trading on inflation in Spain, where volatility is not observable in the market.
-	Derivatives on volatility of long-term interest rates (more than 30 years) where volatility is not observable in the market at the indicated term.
-	Equity volatility derivatives, specifically indices and equities, where volatility is not observable in the long term.
-

HTC&S (Hold to collect and sale) syndicated loans classified in the fair value category with changes in other comprehensive income, where the cost of liquidity is not directly observable in the market, as well as the prepayment option in favour of the borrower.

The measurements obtained using the internal models might have been different if other methods or assumptions had been used with respect to interest rate risk, to credit risk, market risk and foreign currency risk spreads, or to their related correlations and volatilities. Nevertheless, the Bank’s directors consider that the fair value of the financial assets and liabilities recognised in the consolidated balance sheet and the gains and losses arising from these financial instruments are reasonable.

The net amount recognised in profit and loss in 2018 arising from models whose significant inputs are unobservable market data (Level 3) amounted to EUR 10 million profit (EUR 116 million loss in 2017 and EUR 60 million profit in 2016).

The table below shows the effect, at December 31, 2018 on the fair value of the main financial instruments classified as Level 3 of a reasonable change in the assumptions used in the valuation. This effect was determined by applying the probable valuation ranges of the main unobservable inputs detailed in the following table:

							Impacts (Million of euros)
Portfolio/Instrument (*)					Weighted		Unfavourable		Favorable
(Level 3)	Valuation technique	Main unobservable inputs	Range		average		scenario		scenario
Financial assets held for trading
Trading derivatives	Present value method	Curves on TAB indices (**)		(a)		(a)	(0.3)		0.3
		Long-term rates MXN		(a)		(a)	—		—
	Present value method, Modified Black-Scholes Model	HPI forward growth rate	0%‑5%		2.7%		(24.0)		20.7
		HPI spot rate	n/a		783	(***)	(7.8)		7.8
	Interest Rate Curves, FX Market Prices	CPR	n/a		n/a		(163.2)		(84.4)
		Long-term FX volatility	11%‑17%		14.75%		(34.4)		5.0
Financial assets at fair value through other comprehensive income
Debt instruments and equity holdings	Present value method, others	Contingencies for litigation	0%‑100%		29%		(23.8)		9.7
	Present value method, others	Late payment and prepayment rate capital cost long-term profit growth rate	—	(a)	—	(a)	(6.6)		6.6
	Present value method, others	Interest Rate Curves, FX Market Prices and Credit Curves	—	(a)	—	(a)	1.8		(1.8)
	Local Volatility	Long term volatility	n/a		34.0%		244.9		(313.8)
Non-trading financial assets mandatorily at fair value through profit or loss
Credit to customers	Weighted average by probability (according to forecast mortality rates) of European HPI options, using the Black-Scholes model	HPI forward growth rate	0%-5%		2.8%		(6.2)		5.0
Debt instruments and equity instruments		HPI spot rate	n/a		783	(***)	(11.2)		11.2
	TD Black	Spain volatility	n/a		4.7%		2.2		(11.5)
	Model Asset Swap & CDS	Model - Interest Rate Curves and Credit	n/a		7.7%		(19.8)		4.4
	Cvx. Adj (SLN)	Long term volatility	n/a		8.0%		(121.2)		105.1
Financial liabilities held for trading
Trading derivatives	Present value method, modified Black-Scholes Model	HPI forward growth rate	0%‑5%		2.6%		(5.4)		5.8
		HPI spot rate	n/a		722	(***)	(4.9)		4.8
		Curves on TAB indices (**)		(a)		(a)	—		—
	Discounted flows denominated in different currencies	Long-term rates MXN	Bid Offer Spread IRS TIIE 2bp - 6bp X-CCY USD/MXN 3bp - 10bp		IRS TIIE 3bp X-CCY MXN/USD 4bp		(1.2)		1.2

Hedging derivatives (liabilities)	Advanced models of local and stochastic volatility	Correlation between the price of shares	55%-75%		65%		n/a		n/a
	Advanced multi-factor interest rate models	Mean reversion of interest rates	0.0001-0.03		0.01	(****)	—		—

Financial liabilities designated at fair value through profit or loss	—	—	—		—		—	(b)	—	(b)

(*)       See reconciliation of IAS39 as of December 31, 2017 to IFRS9 as of January 1, 2018 (Note 1.b).

(**)     TAB: “Tasa Activa Bancaria” (Active Bank Rate). Average interest rates on 30, 90, 180 and 360-day deposits published by the Chilean Association of Banks and Financial Institutions (ABIF) in nominal currency (Chilean peso) and in real terms, adjusted for inflation (in Chilean unit of account (Unidad de Fomento - UF)).

(***)   There are national and regional HPIs. The HPI spot value is the weighted average of the indices that correspond to the positions of each portfolio. The impact reported is in response to a 10% shift.

(****) Theoretical average value of the parameter. The change made for the favourable scenario is from 0.0001 to 0.03. An unfavourable scenario was not considered as there was no margin for downward movement from the parameter’s current level.

(a)

The exercise was performed for the unobservable inputs described in the column "Main unobservable inputs" under probable scenarios. The weighted average range and value used is not shown because this exercise has been carried out jointly for different inputs or variants of them (for example, the TAB input are vector-term curves, for which there are also nominal and indexed curves to inflation), it is not possible to break down the result in an isolated manner by type of input. In the case of the TAB curve, the result is reported before movements of +/‑100 b.p. for the joint sensitivity of this index in CLP (Chilean peso) and UF. The same applies for interest rates in MXN (Mexican peso).

(b)

The Group calculates the potential impact on the measurement of each instrument on a joint basis, regardless of whether the individual value is positive (assets) or negative (liabilities), and discloses the joint effect associated with the related instruments classified on the asset side of the consolidated balance sheet.

Lastly, the changes in the financial instruments classified as Level 3 in 2018, 2017 and 2016 were as follows:

	01-01-2018 (*)	Changes							12/31/2018
	Fair value				Changes in fair	Changes in			Fair value
	calculated using				value	fair value			calculated using
	internal models	Purchases/	Sales/		recognized in	recognized	Level		internal models
Million of euros	(Level 3)	Settlements	Amortization	Settlements	profit or loss	in equity	reclassifications	Other	(Level 3)
Financial assets held for trading	437	85	(26)	(34)	(16)	—	312	(20)	738
Debt instruments and equity instruments	32	22	(6)	(34)	2	—	141	(4)	153
Trading derivatives	405	63	(20)	—	(18)	—	171	(16)	585
Swaps	189	—	(8)	—	4	—	4	(4)	185
Exchange rate options	5	—	—	—	(2)	—	—	(1)	2
Interest rate options	162	—	(3)	—	(16)	—	8	(2)	149
Index and securities options	5	41	(1)	—	(35)	—	195	(7)	198
Other	44	22	(8)	—	31	—	(36)	(2)	51
Hedging derivatives (Assets)	18	—	—	—	3	—	—	—	21
Swaps	18	—	—	—	3	—	—	—	21
Financial assets at fair value through profit or loss	—	105	—	—	19	—	699	53	876
Credit entities	—	—	—	—	(1)	—	202	—	201
Loans and advances to customers	—	—	—	—	6	—	497	57	560
Debt instruments	—	105	—	—	14	—	—	(4)	115
Non-trading financial assets mandatorily at fair value through profit or loss	1,365	66	(30)	(5)	12	—	31	(36)	1,403
Loans and advances to customers	465	56	(22)	—	20	—	—	(59)	460
Debt instruments	518	—	(7)	—	(29)	—	1	(2)	481
Equity instruments	382	10	(1)	(5)	21	—	30	25	462
Financial assets at fair value through other comprehensive income	1,726	162	(238)	—	—	(269)	147	(93)	1,435
TOTAL ASSETS	3,546	418	(294)	(39)	18	(269)	1,189	(96)	4,473

Financial liabilities held for trading	182	41	(95)	—	9	—	161	(9)	289
Trading derivatives	182	41	(95)	—	9	—	161	(9)	289
Swaps	100	—	(7)	—	(7)	—	28	(3)	111
Exchange rate options	9	—	—	—	(2)	—	—	—	7
Interest rate options	19	—	(1)	—	(1)	—	10	(1)	26
Index and securities options	41	41	(87)	—	25	—	128	(5)	143
Others	13	—	—	—	(6)	—	(5)	—	2
Hedging derivatives (Liabilities)	7	—	—	—	(1)	—	—	—	6
Swaps	7	—	—	—	(1)	—	—	—	6
Financial liabilities designated at fair value through profit or loss	7	140	—	—	—	—	—	—	147
TOTAL LIABILITIES	196	181	(95)	—	8	—	161	(9)	442

(*)See reconciliation of IAS39 as of December 31, 2017 to IFRS9 as of January 1, 2018 (Note 1.b).

	2016	Changes								2017
	Fair value					Changes in fair	Changes in			Fair value
	calculated using					value	fair value			calculated using
	internal models					recognized in	recognized	Level		internal models
Million of euros	(Level 3)	Purchases	Sales	Issues	Settlements	profit or loss	in equity	reclassifications	Other	(Level 3)
Financial assets held for trading	341	45	(21)	—	—	(129)	—	200	1	437
Debt and equity instruments	40	—	(7)	—	—	(1)	—	—	—	32
Derivatives	301	45	(14)	—	—	(128)	—	200	1	405
Swaps	55	1	(6)	—	—	(59)	—	200	(2)	189
Exchange rate options	2	5	—	—	—	(2)	—	—	—	5
Interest rate options	173	—	—	—	—	(11)	—	—	—	162
Index and securities options	26	—	(1)	—	—	(18)	—	—	(2)	5
Other	45	39	(7)	—	—	(38)	—	—	5	44
Hedging derivatives (Assets)	27	—	(2)	—	—	(7)	—	—	—	18
Swaps	27	—	(2)	—	—	(7)	—	—	—	18
Financial assets designated at fair value through profit or loss	325	—	(9)	—	—	(20)	—	—	(14)	282
Loans and advances to customers	74	—	(2)	—	—	3	—	—	(3)	72
Debt instruments	237	—	(7)	—	—	(21)	—	—	(10)	199
Equity instruments	14	—	—	—	—	(2)	—	—	(1)	11
Financial assets available-for-sale	656	1	(239)	—	(5)	—	59	(6)	160	626
TOTAL ASSETS	1,349	46	(271)	—	(5)	(156)	59	194	147	1,363

Financial liabilities held for trading	69	33	(3)	—	—	(38)	—	126	(5)	182
Derivatives	69	33	(3)	—	—	(38)	—	126	(5)	182
Swaps	1	—	—	—	—	(26)	—	126	(1)	100
Exchange rate options	—	21	—	—	—	(11)	—	—	(1)	9
Interest rate options	21	—	—	—	—	(2)	—	—	—	19
Index and securities options	46	—	(3)	—	—	—	—	—	(2)	41
Other	1	12	—	—	—	1	—	—	(1)	13
Hedging derivatives (Liabilities)	9	—	—	—	—	(2)	—	—	—	7
Swaps	9	—	—	—	—	(2)	—	—	—	7
Financial liabilities designated at fair value through profit or loss	8	—	—	—	—	—	—	—	(1)	7
TOTAL LIABILITIES	86	33	(3)	—	—	(40)	—	126	(6)	196

	2015	Changes								2016
	Fair value					Changes in fair	Changes in			Fair value
	calculated using					value	fair value			calculated using
	internal models					recognized in	recognized	Level		internal models
Million of euros	(Level 3)	Purchases	Sales	Issues	Settlements	profit or loss	in equity	reclassifications	Other	(Level 3)
Financial assets held for trading	950	—	(157)	—	—	52	—	(489)	(15)	341
Debt and equity instruments	43	—	(5)	—	—	3	—	—	(1)	40
Derivatives	907	—	(152)	—	—	49	—	(489)	(14)	301
Swaps	54	—	—	—	—	(3)	—	—	4	55
Exchange rate options	—	—	—	—	—	2	—	—	—	2
Interest rate options	619	—	(52)	—	—	39	—	(433)	—	173
Index and securities options	120	—	(30)	—	—	(3)	—	(56)	(5)	26
Other	114	—	(70)	—	—	14	—	—	(13)	45
Hedging derivatives (Assets)	18	—	(4)	—	—	13	—	—	—	27
Swaps	18	—	(4)	—	—	13	—	—	—	27
Financial assets designated at fair value through profit or loss	514	—	(7)	—	(104)	6	—	(2)	(82)	325
Loans and advances to customers	81	—	—	—	—	5	—	—	(12)	74
Debt instruments	283	—	(7)	—	—	1	—	—	(40)	237
Equity instruments	150	—	—	—	(104)	—	—	(2)	(30)	14
Financial assets available-for-sale	999	37	(263)	—	(28)	—	(11)	(29)	(49)	656
TOTAL ASSETS	2,481	37	(431)	—	(132)	71	(11)	(520)	(146)	1,349

Financial liabilities held for trading	302	—	(34)	—	—	10	—	(199)	(10)	69
Derivatives	302	—	(34)	—	—	10	—	(199)	(10)	69
Swaps	1	—	—	—	—	—	—	—	—	1
Interest rate options	194	—	(19)	—	—	1	—	(155)	—	21
Index and securities options	107	—	(15)	—	—	8	—	(44)	(10)	46
Other	—	—	—	—	—	1	—	—	—	1
Hedging derivatives (Liabilities)	11	—	(3)	—	—	1	—	—	—	9
Swaps	11	—	(3)	—	—	1	—	—	—	9
Financial liabilities designated at fair value through profit or loss	11	—	—	—	—	—	—	—	(3)	8
TOTAL LIABILITIES	324	—	(37)	—	—	11	—	(199)	(13)	86

iv.    Recognition of fair value changes

As a general rule, changes in the carrying amount of financial assets and liabilities are recognised in the consolidated income statement. A distinction is made between the changes resulting from the accrual of interest and similar items, (which are recognised under Interest income or Interest expense, as appropriate), and those arising for other reasons, which are recognised at their net amount under Gains/losses on financial assets and liabilities.

Adjustments due to changes in fair value arising from:

-

Financial assets at fair value with changes in other comprehensive income are recorded temporarily, in the case of debt instruments in other comprehensive income - Elements that can be reclassified to profit or loss - Financial assets at fair value with changes in other comprehensive income, while in the case of equity instruments are recorded in other comprehensive income - Elements that will not be reclassified to line item - Changes in the fair value of equity instruments valued at fair value with changes in other comprehensive income. Exchange differences on debt instruments measured at fair value with changes in other comprehensive income are recognised under Exchange Differences, net of the consolidated income statement. Exchange differences on equity instruments, in which the irrevocable option of being measured at fair value with changes in other comprehensive income has been chosen, are recognised in Other comprehensive income - Items that will not be reclassified to profit or loss - Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income.

-

Items charged or credited to Items that may be reclassified to profit or loss – Financial assets at fair value through other comprehensive income and Other comprehensive income – Items that may be reclassified to profit or loss – Exchange differences in equity remain in the Group's consolidated equity until the asset giving rise to them is impaired or derecognised, at which time they are recognised in the consolidated income statement.

-

Unrealised gains on Financial assets classified as Non-current assets held for sale because they form part of a disposal group or a discontinued operation are recognised in Other comprehensive income under Items that may be reclassified to profit or loss – Non-current assets held for sale.

v.    Hedging transactions

The consolidated entities use financial derivatives for the following purposes: i) to facilitate these instruments to customers who request them in the management of their market and credit risks; ii) to use these derivatives in the management of the risks of the Group entities’ own positions and assets and liabilities (hedging derivatives); and iii) to obtain gains from changes in the prices of these derivatives (derivatives).

Financial derivatives that do not qualify for hedge accounting are treated for accounting purposes as trading derivatives.

A derivative qualifies for hedge accounting if all the following conditions are met:

1.The derivative hedges one of the following three types of exposure:

a.

Changes in the fair value of assets and liabilities due to fluctuations, among others, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject (fair value hedge);

b.	Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecast transactions (cash flow hedge);
c.	The net investment in a foreign operation (hedge of a net investment in a foreign operation).

2.It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:

a.	At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (prospective effectiveness).
b.

There is sufficient evidence that the hedge was actually effective during the whole life of the hedged item or position (retrospective effectiveness). To this end, the Group checks that the results of the hedge were within a range of 80% to 125% of the results of the hedged item.

3.There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this hedge was expected to be achieved and measured, provided that this is consistent with the Group’s management of own risks.

The changes in value of financial instruments qualifying for hedge accounting are recognised as follows:

a.In fair value hedges, the gains or losses arising on both the hedging instruments and the hedged items attributable to the type of risk being hedged are recognised directly in the consolidated income statement.

In fair value hedges of interest rate risk on a portfolio of financial instruments, the gains or losses that arise on measuring the hedging instruments are recognised directly in the consolidated income statement, whereas the gains or losses due to changes in the fair value of the hedged amount (attributable to the hedged risk) are recognised in the consolidated income statement with a balancing entry under Changes in the fair value of hedged items in portfolio hedges of interest rate risk on the asset or liability side of the balance sheet, as appropriate.

b.In cash flow hedges, the effective portion of the change in value of the hedging instrument is recognised temporarily in Other comprehensive income – under Items that may be reclassified to profit or loss – Hedging derivatives – Cash flow hedges (effective portion) until the forecast transactions occur, when it is recognised in the consolidated income statement, unless, if the forecast transactions result in the recognition of non-financial assets or liabilities, it is included in the cost of the non-financial asset or liability.

c.In hedges of a net investment in a foreign operation, the gains or losses attributable to the portion of the hedging instruments qualifying as an effective hedge are recognised temporarily in Other comprehensive income under Items that may be reclassified to profit or loss – Hedges of net investments in foreign operations until the gains or losses – on the hedged item are recognised in profit or loss.

d.The ineffective portion of the gains or losses on the hedging instruments of cash flow hedges and hedges of a net investment in a foreign operation is recognised directly under Gains/losses on financial assets and liabilities (net) in the consolidated income statement, in Gains or losses from hedge accounting, net.

If a derivative designated as a hedge no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, the derivative is classified for accounting purposes as a trading derivative.

When fair value hedge accounting is discontinued, the adjustments previously recognised on the hedged item are amortised to profit or loss at the effective interest rate recalculated at the date of hedge discontinuation. The adjustments must be fully amortised at maturity.

When cash flow hedge accounting is discontinued, any cumulative gain or loss on the hedging instrument recognised in equity under other comprehensive income - Items that may be reclassified to profit or loss (from the period when the hedge was effective) remains in this equity item until the forecast transaction occurs, at which time it is recognised in profit or loss, unless the transaction is no longer expected to occur, in which case the cumulative gain or loss is recognised immediately in profit or loss.

vi.    Derivatives embedded in hybrid financial instruments

Derivatives embedded in other financial instruments or in other host contracts are accounted for separately as derivatives if their risks and characteristics are not closely related to those of the host contracts, provided that the host contracts are not classified as financial assets/liabilities designated at fair value through profit or loss or as Financial assets/liabilities held for trading.

e)Derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets depends on the extent to which the risks and rewards associated with the transferred assets are transferred to third parties:

1.If the Group transfers substantially all the risks and rewards to third parties unconditional sale of financial assets, sale of financial assets under an agreement to repurchase them at their fair value at the date of repurchase, sale of financial assets with a purchased call option or written put option that is deeply out of the money, securitisation of assets in which the transferor does not retain a subordinated debt or grant any credit enhancement to the new holders, and other similar cases-, the transferred financial asset is derecognised and any rights or obligations retained or created in the transfer are recognised simultaneously.

2.If the Group retains substantially all the risks and rewards associated with the transferred financial asset -sale of financial assets under an agreement to repurchase them at a fixed price or at the sale price plus interest, a securities lending agreement in which the borrower undertakes to return the same or similar assets, and other similar cases-, the transferred financial asset is not derecognised and continues to be measured by the same criteria as those used before the transfer. However, the following items are recognised:

a.

An associated financial liability, which is recognised for an amount equal to the consideration received and is subsequently measured at amortised cost, unless it meets the requirements for classification under Financial liabilities designated at fair value through profit or loss.

b.	The income from the transferred financial asset not derecognised and any expense incurred on the new financial liability, without offsetting.

3.If the Group neither transfers nor retains substantially all the risks and rewards associated with the transferred financial asset -sale of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitisation of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases- the following distinction is made:

a.	If the transferor does not retain control of the transferred financial asset, the asset is derecognised and any rights or obligations retained or created in the transfer are recognised.
b.

If the transferor retains control of the transferred financial asset, it continues to recognise it for an amount equal to its exposure to changes in value and recognises a financial liability associated with the transferred financial asset. The net carrying amount of the transferred asset and the associated liability is the amortised cost of the rights and obligations retained, if the transferred asset is measured at amortised cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value.

Accordingly, financial assets are only derecognised when the rights to the cash flows they generate have expired or when substantially all the inherent risks and rewards have been transferred to third parties. Similarly, financial liabilities are only derecognised when the obligations they generate have been extinguished or when they are acquired with the intention either to cancel them or to resell them.

f)Offsetting of financial instruments

Financial asset and liability balances are offset, i.e. reported in the consolidated balance sheet at their net amount, only if the Group entities currently have a legally enforceable right to set off the recognised amounts and intend either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Following is the detail of financial assets and liabilities that were offset in the consolidated balance sheets as of December 31, 2018, 2017 and 2016:

	December 31, 2018
	Million of euros
		Gross amount
		of financial	Net amount of
	Gross amount	liabilities offset	financial assets
	of financial	in the balance	presented in the
Assets	assets	sheet	balance sheet

Derivatives	107,055	(42,509)	64,546
Reverse repurchase agreements	79,114	(4,031)	75,083
Total	186,169	(46,540)	139,629

	December 31, 2017
	Million of euros
		Gross amount
		of financial	Net amount of
	Gross amount	liabilities offset	financial assets
	of financial	in the balance	presented in the
Assets	assets	sheet	balance sheet

Derivatives	103,740	(37,960)	65,780
Reverse repurchase agreements	56,701	(7,145)	49,556
Total	160,441	(45,105)	115,336

	December 31, 2016
	Million of euros
		Gross amount
		of financial	Net amount of
	Gross amount	liabilities offset	financial assets
	of financial	in the balance	presented in the
Assets	assets	sheet	balance sheet

Derivatives	127,679	(45,259)	82,420
Reverse repurchase agreements	53,159	(2,213)	50,946
Total	180,838	(47,472)	133,366

	December 31, 2018
	Million of euros
		Gross amount
		of financial	Net amount of
	Gross amount	assets offset	financial liabilities
	of financial	in the balance	presented in the
Liabilities	liabilities	sheet	balance sheet

Derivatives	104,213	(42,509)	61,704
Repurchase agreements	82,201	(4,031)	78,170
Total	186,414	(46,540)	139,874

	December 31, 2017
	Million of euros
		Gross amount
		of financial	Net amount of
	Gross amount	assets offset	financial liabilities
	of financial	in the balance	presented in the
Liabilities	liabilities	sheet	balance sheet

Derivatives	103,896	(37,960)	65,936
Repurchase agreements	110,953	(7,145)	103,808
Total	214,849	(45,105)	169,744

	December 31, 2016
	Million of euros
		Gross amount
		of financial	Net amount of
	Gross amount	assets offset	financial liabilities
	of financial	in the balance	presented in the
Liabilities	liabilities	sheet	balance sheet

Derivatives	127,784	(45,259)	82,525
Repurchase agreements	82,543	(2,213)	80,330
Total	210,327	(47,472)	162,855

Also, at December 31, 2018 the Group has offset other items amounting to EUR 1,445 million (December 31, 2017 and 2016: EUR 1,645 million and EUR 1,742 million, respectively).

At December 31, 2018 the balance sheet shows the amounts EUR 128,637 million (2017: EUR 97,017 million and 2016: EUR 110,445 million) on derivatives and repos as assets and EUR 130,969 million (2017: EUR 153,566 million and 2016: EUR 137,097 million) on derivatives and repos as liabilities that are subject to netting and collateral arrangements.

g)Impairment of financial assets

i.Definition

The Group associates an impairment in the value to financial assets measured at amortised cost, debt instruments measured at fair value with changes in other comprehensive income, lease receivables and commitments and guarantees granted that are not measured at fair value.

The impairment for expected credit losses is recorded with a charge to the consolidated income statement for the period in which the impairment arises. In the event of occurrence, the recoveries of previously recognised impairment losses are recorded in the consolidated income statement for the period in which the impairment no longer exists or is reduced.

In the case of purchased or originated credit-impaired assets, the Group only recognizes at the reporting date the changes in the expected credit losses during the life of the asset since the initial recognition as a credit loss. In the case of assets measured at fair value with changes in other comprehensive income, the changes in the fair value due to expected credit losses are charged in the consolidated income statement of the year where the change happened, reflecting the rest of the valuation in other comprehensive income.

As a rule, the expected credit loss is estimated as the difference between the contractual cash flows to be recovered and the expected cash flows discounted using the original effective interest rate. In the case of purchased or originated credit-impaired assets, this difference is discounted using the effective interest rate adjusted by credit rating.

Depending on the classification of financial instruments, which is mentioned in the following sections, the expected credit losses may be along 12 months or during the life of the financial instrument:

-

12-month expected credit losses: arising from the potential default events, as defined in the following sections that are estimated to be likely to occur within the 12 months following the reporting date. These losses will be associated with financial assets classified as "normal risk" as defined in the following sections.

-

Expected credit losses over the life of the financial instrument: arising from the potential default events that are estimated to be likely to occur throughout the life of the financial instruments. These losses are associated with financial assets classified as "normal risk under watchlist" or "doubtful risk".

With the purpose of estimating the expected life of the financial instrument all the contractual terms have been taken into account (e.g. prepayments, duration, purchase options, etc.), being the contractual period (including extension options) the maximum period considered to measure the expected credit losses. In the case of financial instruments with an uncertain maturity period and a component of undrawn commitment (e.g.: credit cards), the expected life is estimated through quantitative analyses to determine the period during which the entity is exposed to credit risk, also considering the effectiveness of management procedures that mitigate such exposure (e.g. the ability to unilaterally cancel such financial instruments, etc.).

The following constitute effective guarantees:

a)    Mortgage guarantees on housing as long as they are first duly constituted and registered in favour of the entity. The properties include:

i.	Buildings and building elements, distinguishing among:
-	Houses;
-	Offices, stores and multi-purpose premises;
-	Rest of buildings such as non-multi-purpose premises and hotels.
ii.	Urban and developable ordered land.
iii.

Rest of properties that classify as: buildings and building elements under construction, such as property development in progress and halted development, and the rest of land types, such as rustic lands.

b)   Collateral guarantees on financial instruments in the form of cash deposits and debt securities issued by creditworthy issuers.

c)    Other types of real guarantees, including properties received in guarantee and second and subsequent mortgages on properties, as long as the entity demonstrates its effectiveness. When assessing the effectiveness of the second and subsequent mortgages on properties the entity will implement particularly restrictive criteria. It will take into account, among others, whether the previous charges are in favour of the entity itself or not and the relationship between the risk guaranteed by them and the property value.

d)    Personal guarantees, as well as the incorporation of new owners, covering the entire amount of the financial instruments and implying direct and joint liability to the entity of persons or other entities whose solvency is sufficiently proven to ensure the repayment of the loan on the agreed terms.

ii. Financial instruments presentation

For the purposes of estimating the impairment amount, and in accordance with its internal policies, the Group classifies its financial instruments (financial assets, commitments and guarantees) measured at amortised cost or fair value through other comprehensive income in one of the following categories:

-	Normal Risk ("Stage 1"): includes all instruments that do not meet the requirements to be classified in the rest of the categories.
-

Normal risk under watchlist ("Stage 2"): includes all instruments that, without meeting the criteria for classification as doubtful or default risk, have experienced significant increases in credit risk since initial recognition.

In order to determine whether a financial instrument has increased its credit risk since initial recognition and is to be classified in Stage 2, the Group considers the following criteria:

Quantitative criteria

Changes in the risk of a default occurring through the expected life of the financial instrument are analysed and quantified with respect to its credit level in its initial recognition.

With the purpose of determining if such changes are considered as significant, with the consequent classification into stage 2, each Group unit has defined the quantitative thresholds to consider in each of its portfolios taking into account corporate guidelines ensuring a consistent interpretation in all units.

Qualitative criteria

In addition to the quantitative criteria indicated, various indicators are used that are aligned with those used by the Group in the normal management of credit risk. Irregular positions of more than 30 days and renewals (see Note 54.c) are common criteria in all Group units. In addition, each unit can define other qualitative indicators, for each of its portfolios, according to the particularities and normal management practices in line with the policies currently in force (e.g. use of management alerts, etc.).

The use of these qualitative criteria is complemented with the use of an expert judgement, under the corresponding governance.

In the case of forbearances, instruments classified as "normal risk under watchlist" may be generally reclassified to "normal risk" in the following circumstances: at least two years have elapsed from the date of reclassification to that category or from its forbearance date, the client has paid the accrued principal and interest balance, and the client has no other instruments with more than 30 days past due balances.

-

Doubtful Risk (“Stage 3"): includes financial instruments, overdue or not, in which, without meeting the circumstances to classify them in the category of default risk, there are reasonable doubts about their total repayment (principal and interests) by the client in the terms contractually agreed. Likewise, off-balance-sheet exposures whose payment is probable and their recovery doubtful are considered in Stage 3. Within this category, two situations are differentiated:

-

Doubtful risk for non-performing loans: financial instruments, irrespective of the client and guarantee, with balances more than 90 days past due for principal, interest or expenses contractually agreed. This category also includes all loan balances for a client which overdue amount more than 90 days past due is greater than 20% of the loan receivable balance.

These instruments may be reclassified to other categories if, as a result of the collection of part of the past due balances, the reasons for their classification in Stage 3 do not remain and the client does not have balances more than 90 days past due in other loans.

-	Doubtful risk for reasons other than non-performing loans: this category includes doubtful recovery financial instruments that are not more than 90 days past due.

The Group considers that a financial instrument to be doubtful for reasons other than delinquency when one or more combined events have occurred with a negative impact on the estimated future cash flows of the financial instrument. To this end, the following indicators, among others, are considered:

a)	Negative net equity or decrease because of losses of the client's net equity by at least 50% during the last financial year.
b)	Continued losses or significant decrease in revenue or, in general, in the client's recurring cash flows.
c)	Generalised delay in payments or insufficient cash flows to service debts.
d)	Significantly inadequate economic or financial structure or inability to obtain additional financing by the client.
e)	Existence of an internal or external credit rating showing that the client is in default.

f)	Existence of overdue customer commitments with a significant amount to public institutions or employees.

These financial instruments may be reclassified to other categories if, as a result of an individualised study, reasonable doubts do not remain about the total repayment under the contractually agreed terms and the client does not have balances with more than 90 days past due.

In the case of forbearances, instruments classified as doubtful risk may be reclassified to the category of 'normal risk under watchlist' when the following circumstances are present: a minimum period of one year has elapsed from the forbearance date, the client has paid the accrued principal and interest amounts, and the client has no other loan balance with more than 90 days past due.

-

Default Risk: includes all financial assets, or part of them, for which, after an individualised analysis, their recovery is considered remote due to a notorious and irrecoverable deterioration of their solvency.

In any case, except in the case of financial instruments with collateral covering more than 10% of the balance of the loan, the Group considers as a general rule the following as a remote recovery: the loans of clients who are in the liquidation phase of bankruptcy proceedings, doubtful balances due to non-performing loans older than four years in this category and doubtful balances due to non-performing loans whose portion not covered by collateral has been maintained with 100% credit risk coverage for more than two years.

A financial asset amount is maintained in the balance sheet until they are considered as a "default risk", either all or a part of it, and the write-off is registered against the balance sheet.

In the case of operations that have only been partially derecognised, for forgiveness reasons or because part of the total balance is considered unrecoverable, the remaining amount shall be fully classified in the category of "doubtful risk", except where duly justified.

The classification of a financial asset, or part of it, as a 'default risk' does not involve the disruption of negotiations and legal proceedings to recover the amount.

iii.   Impairment valuation assessment

The Group has policies, methods and procedures in place to hedge its credit risk, both due to the insolvency attributable to counterparties and its residence in a specific country. These policies, methods and procedures are applied in the concession, study and documentation of financial assets, commitments and guarantees, as well as in the identification of their impairment and in the calculation of the amounts needed to cover their credit risk.

The asset impairment model in IFRS9 applies to financial assets measured at amortised cost, debt instruments at fair value with changes in other comprehensive income, lease receivables and commitments and guarantees granted that are not measured at fair value.

The impairment represents the best estimation of the financial assets expected credit losses at the balance sheet date, assessed both individually and collectively.

-

Individually: for the purposes of estimating the provisions for credit risk arising from the insolvency of a financial instrument, the Group individually assesses impairment by estimating the expected credit losses on those financial instruments that are considered to be significant and with sufficient information to make such an estimate.

Therefore, this classification mostly includes wholesale banking customers - Corporations, specialised financing - as well as some of the largest companies – Chartered and real estate developers - from retail banking.

The individually assessed impairment estimate is equal to the difference between the gross carrying amount of the financial instrument and the estimated value of the expected cash flows receivable discounted using the original effective interest rate of the transaction. The estimate of these cash flows takes into account all available information on the financial asset and the effective guarantees associated with that asset.

-

Collectively: the Group also assesses impairment by estimating the expected credit losses collectively in cases where they are not assessed on an individual basis. This includes, for example, loans with individuals, sole proprietors or businesses in retail banking  subject to a standardised risk management.

For the purposes of the collective assessment of expected credit losses, the Group has consistent and reliable internal models. For the development of these models, instruments with similar credit risk characteristics that are indicative of the debtors' capacity to pay are considered.

The credit risk characteristics used to group the instruments are, among others: type of instrument, debtor's sector of activity, geographical area of activity, type of guarantee, aging of past due balances and any other factor relevant to estimating the future cash flows.

The Group performs retrospective and monitoring tests to evaluate the reasonableness of the collective estimate.

On the other hand, the methodology required to estimate the expected credit loss due to credit events is based on an unbiased and weighted consideration by the probability of occurrence of a series of scenarios, considering a range of three to five possible future scenarios, depending on the characteristics of each unit, which could have an impact on the collection of contractual cash flows, always taking into account the time value of money, as well as all available and relevant information on past events, current conditions and forecasts of the evolution of macroeconomic factors that are shown to be relevant for the estimation of this amount (for example: GDP (Gross Domestic Product), housing price, unemployment rate, etc.).

For the estimation of the parameters used in the estimation of impairment provisions (EAD (Exposure at Default), PD (Probability of Default), LGD (Loss Given Default)), the Group based its experience in developing internal models for the estimation of parameters both in the regulatory area and for management purposes, adapting the development of the impairment provision models under IFRS9.

-	Exposure at default: is the amount of estimated risk incurred at the time of the counterparty's analysis.
-	Probability of default: is the estimated probability that the counterparty will default on its principal and/or interest payment obligations.
-

Loss given default: is the estimate of the severity of the loss incurred in the event of non-compliance. It depends mainly on the updating of the guarantees associated with the operation and the future cash flows that are expected to be recovered.

The definition of default implemented by the Group for the purpose of calculating the impairment provision models is based on the definition in Article 178 of Regulation 575/2013 of the European Union (CRR), which is fully aligned with the requirements of IFRS9, which considers that a "default" exists in relation to a specific customer/contract when at least one of the following circumstances exists: the entity considers that there are reasonable doubts about the payment of all its credit obligations or that the customer/contract is in an irregular situation for more than 90 days with respect to any significant credit obligation.

In addition, the Group considers the risk generated in all cross-border transactions due to circumstances other than the usual commercial risk of insolvency (sovereign risk, transfer risk or risks arising from international financial activity, such as wars, natural catastrophes, balance of payments crisis, etc.).

IFRS9 includes a series of practical solutions that can be implemented by entities, with the aim of facilitating its implementation. However, in order to achieve a complete and high-level implementation of the standard, and following the best practices of the industry, the Group does not apply these practical solutions in a generalised manner:

-

Rebuttable presumption that the credit risk has increased significantly, when payments are more than 30 days past due: this threshold is used as an additional, but not primary, indicator of significant risk increase. Additionally, there may be cases in the Group where its use has been rebutted as a result of studies that show a low correlation of the significant risk increase with this past due threshold.

-	Assets with low credit risk at the reporting date: the Group assesses the existence of significant risk increase in all its financial instruments.

This information is provided in more detail in Note 54.c (Credit risk).

h)Repurchase agreements and reverse repurchase agreements

Purchases (sales) of financial instruments under a non-optional resale (repurchase) agreement at a fixed price (repos) are recognised in the consolidated balance sheet as financing granted (received), based on the nature of the debtor (creditor), under Loans and advances with central banks, Loans and advances to credit institutions or Loans and advances to customers (Deposits from central banks, Deposits from credit institutions or Customer deposits).

Differences between the purchase and sale prices are recognised as interest over the contract term.

i)Non-current assets and Liabilities associated with non-current assets held for sale

Non-current assets held for sale includes the carrying amount of individual items, disposal groups or items forming part of a business unit earmarked for disposal (discontinued operations), whose sale in their present condition is highly likely to be completed within one year from the reporting date. Therefore, the recovery of the carrying amount of these items -which can be of a financial nature or otherwise- will foreseeably be effected through the proceeds from their disposal.

Specifically, property or other non-current assets received by the consolidated entities as total or partial settlement of their debtors’ payment obligations to them are deemed to be Non-current assets held for sale, unless the consolidated entities have decided to make continuing use of these assets. In this connection, for the purpose of its consideration in the initial recognition of these assets, the Group obtains, at the foreclosure date, the fair value of the related asset through a request for appraisal by external appraisal agencies.

The Group has in place a corporate policy that ensures the professional competence and the independence and objectivity of the external appraisal agencies, in accordance with the regulations, which require appraisal agencies to meet independence, neutrality and credibility requirements, so that the use of their estimates does not reduce the reliability of its valuations. This policy establishes that all the appraisal companies and agencies with which the Group works in Spain should be registered in the Official Register of the Bank of Spain and that the appraisals performed by them should follow the methodology established in Ministry of Economy Order ECO/805/2003, of March 27. The main appraisal companies and agencies with which the Group worked in Spain in 2018 are as follows: Eurovaloraciones, S.A., Ibertasa, S.A., Tinsa Tasaciones Inmobiliarias, S.A.U., Krata, S.A. y Valtenic, S.A. Also, this policy establishes that the various subsidiaries abroad work with appraisal companies that have recent experience in the area and the type of asset under appraisal and meet the independence requirements established in the corporate policy. They should verify, inter alia, that the appraisal company is not a party related to the Group and that its billings to the Group in the last twelve months do not exceed 15% of the appraisal company’s total billings.

Liabilities associated with non-current assets held for sale includes the balances payable arising from the assets held for sale or disposal groups and from discontinued operations.

Non-current assets and disposal groups of items that have been classified as held for sale are generally recognised at the date of their allocation to this category and are subsequently valued at the lower of their fair value less costs to sell or its book value. Non-current assets and disposal groups of items that are classified as held for sale are not amortised as long as they remain in this category.

At December, 31 2018 the fair value less costs to sell of non-current assets held for sale exceeded their carrying amount by EUR 471 million; however, in accordance with the accounting standards, this unrealised gain could not be recognised.

The valuation of the portfolio of non-current assets held for sale has been made in compliance with the requirements of International Financial Reporting Standards in relation to the estimate of the fair value of tangible assets and the value-in-use of financial assets.

The value of the portfolio is determined as the sum of the values of the individual elements that compose the portfolio, without considering any total or batch grouping in order to correct the individual values.

In the case of real estate assets foreclosed in Spain, which represent 86.5% of the Group’s total non-current assets held for sale, the valuation of the portfolio is carried out by applying the following models:

-

Market Value Model used in the valuation of finished residential properties (housing and parkings) and buildings of a tertiary nature (offices, commercial premises and multipurpose buildings). The current market value of real estate is based on automated valuations obtained by comparison of peers distinguishing by location and typology of the property. In addition, for individual significant assets, complete individual valuations are performed. Valuations made using this method are considered as Level 2.

-

Market Value Model according to the Evolution of Market Values issued in the valuation of property developments in progress. The current market value of the properties is estimated on the basis of complete individual valuations of third parties, calculated from the values of feasibility studies and development costs of the promotion, as well as selling expenses, distinguishing by location and typology of the property. The valuation of real estate assets under construction is made considering the current situation of the property and not considering the final value of the property. Valuations made using this method are considered as Level 3.

-

Market Value Model according to the Statistical Evolution of Lands Values (Methodology used in the valuation of lands). A statistical update method is used, taking as reference the indexes published by the Ministry of Development applied to the latest individual valuations (appraisals) carried out by independent valuation companies and agencies. Valuations made using this method are considered as Level 2.

In addition, in relation to the previously mentioned valuations, less costs to sell, are contrasted with the sales experience of each type of asset in order to confirm that there is no significant difference between the sale price and the valuation.

Impairment losses on an asset or disposal group arising from a reduction in its carrying amount to its fair value (less costs to sell) are recognised under Gains or (losses) on non-current assets held for sale not classified as discontinued operations in the consolidated income statement. The gains on a non-current asset held for sale resulting from subsequent increases in fair value (less costs to sell) increase its carrying amount and are recognised in the consolidated income statement up to an amount equal to the impairment losses previously recognised.

j)Assets under insurance or reinsurance contracts and liabilities under insurance or reinsurance contracts

Insurance contracts involve the transfer of a certain quantifiable risk in exchange for a periodic or one-off premium. The effects on the Group’s cash flows will arise from a deviation in the payments forecast and/or an insufficiency in the premium set.

The Group controls its insurance risk as follows:

-	By applying a strict methodology in the launch of products and in the assignment of value thereto.
-	By using deterministic and stochastic actuarial models for measuring commitments.
-	By using reinsurance as a risk mitigation technique as part of the credit quality guidelines in line with the Group’s general risk policy.
-	By establishing an operating framework for credit risks.
-	By actively managing asset and liability matching.
-	By applying security measures in processes.

Reinsurance assets includes the amounts that the consolidated entities are entitled to receive for reinsurance contracts with third parties and, specifically, the reinsurer’s share of the technical provisions recorded by the consolidated insurance entities.

At least once a year these assets are reviewed to ascertain whether they are impaired (i.e. there is objective evidence, as a result of an event that occurred after initial recognition of the reinsurance asset, that the Group may not receive all amounts due to it under the terms of the contract and the amount that will not be received can be reliably measured), and any impairment loss is recognised in the consolidated income statement and the assets are written down.

Liabilities under insurance contracts includes the technical provisions recorded by the consolidated entities to cover claims arising from insurance contracts in force at year-end.

Insurers’ results relating to their insurance business are recognised, according to their nature, under the related consolidated income statement items.

In accordance with standard accounting practice in the insurance industry, the consolidated insurance entities credit to the income statement the amounts of the premiums written and charge to income the cost of the claims incurred on final settlement thereof.

Insurance entities are therefore required to accrue at period-end the unearned revenues credited to their income statements and the accrued costs not charged to income.

At least at each reporting date the Group assesses whether the insurance contract liabilities recognised in the consolidated balance sheet are adequate. For this purpose, it calculates the difference between the following amounts:

-

Current estimates of future cash flows under the insurance contracts of the consolidated entities. These estimates include all contractual cash flows and any related cash flows, such as claims handling costs; and

-

The carrying amount recognised in the consolidated balance sheet of its insurance contract liabilities (See Note 15), less any related deferred acquisition costs or related intangible assets, such as the amount paid to acquire, in the event of purchase by the entity, the economic rights held by a broker deriving from policies in the entity’s portfolio.

If the calculation results in a positive amount, this deficiency is charged to the consolidated income statement. When unrealised gains or losses on assets of the Group’s insurance companies affect the measurement of liabilities under insurance contracts and/or the related deferred acquisition costs and/or the related intangible assets, these gains or losses are recognised directly in equity. The corresponding adjustment in the liabilities under insurance contracts (or in the deferred acquisition costs or in intangible assets) is also recognised in equity.

The most significant items forming part of the technical provisions (see Note 15) are detailed below:

-	Non-life insurance provisions:
i)	Provision for unearned premiums: relates to the portion of the premiums received at year-end that is allocable to the period from the reporting date to the end of the policy cover period.
ii)

Provisions for unexpired risks: this supplements the provision for unearned premiums to the extent that the amount of the latter is not sufficient to reflect all the assessed risks and expenses to be covered by the insurance companies in the policy period not elapsed at the reporting date.

-	Life insurance provisions: represent the value of the net obligations acquired vis-à-vis life insurance policyholders. These provisions include:
iii)

Provision for unearned premiums and unexpired risks: this relates to the portion of the premiums received at year-end that is allocable to the period from the reporting date to the end of the policy cover period.

iv)

Mathematical provisions: these relate to the value of the insurance companies’ obligations, net of the policyholders’ obligations. These provisions are calculated on a policy-by-policy basis using an individual capitalisation system, taking as a basis for the calculation the premium accrued in the year, and in accordance with the technical bases of each type of insurance updated, where appropriate, by the local mortality tables.

-

Provision for claims outstanding: this reflects the total obligations outstanding arising from claims incurred prior to the reporting date. This provision is calculated as the difference between the total estimated or certain cost of the claims not yet reported, settled or paid and all the amounts already paid in relation to such claims.

-

Provision for bonuses and rebates: this provision includes the amount of the bonuses accruing to policyholders, insureds or beneficiaries and that of any premiums to be returned to policyholders or insureds, to the extent that such amounts have not been assigned at the reporting date. These amounts are calculated on the basis of the conditions of the related individual policies.

-

Technical provisions for life insurance policies where the investment risk is borne by the policyholders: these provisions are calculated on the basis of the indices established as a reference to determine the economic value of the policyholders’ rights.

k)Tangible assets

Tangible assets includes the amount of buildings, land, furniture, vehicles, computer hardware and other fixtures owned by the consolidated entities or acquired under finance leases. Tangible assets are classified by use as follows:

i.Property, plant and equipment for own use

Property, plant and equipment for own use – including tangible assets received by the consolidated entities in full or partial satisfaction of financial assets representing receivables from third parties which are intended to be held for continuing use and tangible assets acquired under finance leases– are presented at acquisition cost, less the related accumulated depreciation and any estimated impairment losses (carrying amount higher than recoverable amount).

Depreciation is calculated, using the straight-line method, on the basis of the acquisition cost of the assets less their residual value. The land on which the buildings and other structures stand has an indefinite life and, therefore, is not depreciated.

The period tangible asset depreciation charge is recognised in the consolidated income statement and is calculated using the following depreciation rates (based on the average years of estimated useful life of the various assets):

Average
annual rate
Buildings for own use	2.0%
Furniture	7.7%
Fixtures	7.0%
Office and IT equipment	25.0%
Leasehold improvements	7.0%

The consolidated entities assess at the reporting date whether there is any indication that an asset may be impaired (i.e. its carrying amount exceeds its recoverable amount). If this is the case, the carrying amount of the asset is reduced to its recoverable amount and future depreciation charges are adjusted in proportion to the revised carrying amount and to the new remaining useful life (if the useful life has to be re-estimated).

Similarly, if there is an indication of a recovery in the value of a tangible asset, the consolidated entities recognise the reversal of the impairment loss recognised in prior periods and adjust the future depreciation charges accordingly. In no circumstances may the reversal of an impairment loss on an asset raise its carrying amount above that which it would have if no impairment losses had been recognised in prior years.

The estimated useful lives of the items of property, plant and equipment for own use are reviewed at least at the end of the reporting period with a view to detecting significant changes therein. If changes are detected, the useful lives of the assets are adjusted by correcting the depreciation charge to be recognised in the consolidated income statement in future years on the basis of the new useful lives.

Upkeep and maintenance expenses relating to property, plant and equipment for own use are recognised as an expense in the period in which they are incurred, since they do not increase the useful lives of the assets.

ii.    Investment property

Investment property reflects the net values of the land, buildings and other structures held either to earn rentals or for obtaining profits by sales due to future increase in market prices.

The criteria used to recognise the acquisition cost of investment property, to calculate its depreciation and its estimated useful life and to recognise any impairment losses thereon are consistent with those described in relation to property, plant and equipment for own use.

In order to evaluate the possible impairment the Group determines periodically the fair value of its investment property so that, at the end of the reporting period, the fair value reflects the market conditions of the investment property at that date. This fair value is determined annually, taking as benchmarks the valuations performed by independent experts. The methodology used to determine the fair value of investment property is selected based on the status of the asset in question; thus, for properties earmarked for lease, the valuations are performed using the sales comparison approach, whereas for leased properties the valuations are made primarily using the income capitalisation approach and, exceptionally, the sales comparison approach.

In the sales comparison approach, the property market segment for comparable properties is analysed, inter alia, and, based on specific information on actual transactions and firm offers, current prices are obtained for cash sales of those properties. The valuations performed using this approach are considered as Level 2 valuations.

In the income capitalisation approach, the cash flows estimated to be obtained over the useful life of the property are discounted taking into account factors that may influence the amount and actual obtainment thereof, such as: (i) the payments that are normally received on comparable properties; (ii) current and probable future occupancy; (iii) the current or foreseeable default rate on payments. The valuations performed using this approach are considered as Level 3 valuations, since significant unobservable inputs are used, such as current and probable future occupancy and/or the current or foreseeable default rate on payments.

iii.Assets leased out under an operating lease

Property, plant and equipment - Leased out under an operating lease reflects the amount of the tangible assets, other than land and buildings, leased out by the Group under an operating lease.

The criteria used to recognise the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives and to recognise the impairment losses thereon are consistent with those described in relation to property, plant and equipment for own use.

l)Accounting for leases

i.Finance leases

Finance leases are leases that transfer substantially all the risks and rewards incidental to ownership of the leased asset to the lessee.

When the consolidated entities act as the lessors of an asset, the sum of the present value of the lease payments receivable from the lessee, including the exercise price of the lessee’s purchase option at the end of the lease term when such exercise price is sufficiently below fair value at the option date such that it is reasonably certain that the option will be exercised, is recognised as lending to third parties and is therefore included under Loans and receivables in the consolidated balance sheet.

When the consolidated entities act as the lessees, they present the cost of the leased assets in the consolidated balance sheet, based on the nature of the leased asset, and, simultaneously, recognise a liability for the same amount (which is the lower of the fair value of the leased asset and the sum of the present value of the lease payments payable to the lessor plus, if appropriate, the exercise price of the purchase option). The depreciation policy for these assets is consistent with that for property, plant and equipment for own use.

In both cases, the finance income and finance charges arising under finance lease agreements are credited and debited, respectively, to interest and similar income and Interest expense and similar charges in the consolidated income statement so as to produce a constant rate of return over the lease term.

ii.Operating leases

In operating leases, ownership of the leased asset and substantially all the risks and rewards incidental thereto remain with the lessor.

When the consolidated entities act as the lessors, they present the acquisition cost of the leased assets under Tangible assets (See Note 16). The depreciation policy for these assets is consistent with that for similar items of property, plant and equipment for own use, and income from operating leases is recognised on a straight-line basis under Other operating income in the consolidated income statement.

When the consolidated entities act as the lessees, the lease expenses, including any incentives granted by the lessor, are charged on a straight-line basis to Other general administrative expenses in their consolidated income statements.

The present value calculated applying IAS17 as of December 31, 2018 of the future payments committed by the Group for existing non-cancellable operating lease agreements amounts to EUR 8,699 million, of which EUR 739 million is payable within one year, EUR 2,472 million between one and five years and EUR 5,488 million in more than five years.

iii.Sale and leaseback transactions

In sale and leaseback transactions where the sale is at fair value and the leaseback is an operating lease, any profit or loss is recognised at the time of sale. In the case of finance leasebacks, any profit or loss is amortised over the lease term.

In accordance with IAS17, in determining whether a sale and leaseback transaction results in an operating lease, the Group should analyse, inter alia, whether at the inception of the lease there are purchase options whose terms and conditions make it reasonably certain that they will be exercised, and to whom the gains or losses from the fluctuations in the fair value of the residual value of the related asset will accrue.

m)Intangible assets

Intangible assets are identifiable non-monetary assets (separable from other assets) without physical substance which arise as a result of a legal transaction or which are developed internally by the consolidated entities. Only assets whose cost can be estimated reliably and from which the consolidated entities consider it probable that future economic benefits will be generated are recognised.

Intangible assets are recognised initially at acquisition or production cost and are subsequently measured at cost less any accumulated amortisation and any accumulated impairment losses.

i.Goodwill

Any excess of the cost of the investments in the consolidated entities and entities accounted for using the equity method over the corresponding underlying carrying amounts acquired, adjusted at the date of first-time consolidation, is allocated as follows:

-

If it is attributable to specific assets and liabilities of the companies acquired, by increasing the value of the assets (or reducing the value of the liabilities) whose fair values were higher (lower) than the carrying amounts at which they had been recognised in the acquired entities’ balance sheets.

-

If it is attributable to specific intangible assets, by recognising it explicitly in the consolidated balance sheet provided that the fair value of these assets within twelve months following the date of acquisition can be measured reliably.

-

The remaining amount is recognised as goodwill, which is allocated to one or more cash-generating units (a cash-generating unit is the smallest identifiable group of assets that, as a result of continuing operation, generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets). The cash-generating units represent the Group’s geographical and/or business segments.

Goodwill (only recognised when it has been acquired by consideration) represents, therefore, a payment made by the acquirer in anticipation of future economic benefits from assets of the acquired entity that are not capable of being individually identified and separately recognised.

At the end of each annual reporting period or whenever there is any indication of impairment goodwill is reviewed for impairment (i.e. a reduction in its recoverable amount to below its carrying amount) and, if there is any impairment, the goodwill is written down with a charge to Impairment or reversal of impairment on non-financial assets, net - Intangible assets in the consolidated income statement.

An impairment loss recognised for goodwill is not reversed in a subsequent period.

ii.Other intangible assets

Other intangible assets includes the amount of identifiable intangible assets (such as purchased customer lists and computer software).

Other intangible assets can have an indefinite useful life -when, based on an analysis of all the relevant factors, it is concluded that there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the consolidated entities- or a finite useful life, in all other cases.

Intangible assets with indefinite useful lives are not amortised, but rather at the end of each reporting period or whenever there is any indication of impairment the consolidated entities review the remaining useful lives of the assets in order to determine whether they continue to be indefinite and, if this is not the case, to take the appropriate steps.

Intangible assets with finite useful lives are amortised over those useful lives using methods similar to those used to depreciate tangible assets.

The intangible asset amortisation charge is recognised under Depreciation and amortisation in the consolidated income statement.

In both cases the consolidated entities recognise any impairment loss on the carrying amount of these assets with a charge to Impairment or reversal of impairment on non-financial assets, net - Intangible assets in the consolidated income statement. The criteria used to recognise the impairment losses on these assets and, where applicable, the reversal of impairment losses recognised in prior years are similar to those used for tangible assets (See Note 2.k).

Internally developed computer software

Internally developed computer software is recognised as an intangible asset if, among other requisites (basically the Group’s ability to use or sell it), it can be identified and its ability to generate future economic benefits can be demonstrated.

Expenditure on research activities is recognised as an expense in the year in which it is incurred and cannot be subsequently capitalised.

n)Other assets

Other assets in the consolidated balance sheet includes the amount of assets not recorded in other items, the breakdown being as follows:

-

Inventories: this item includes the amount of assets, other than financial instruments, that are held for sale in the ordinary course of business, that are in the process of production, construction or development for such purpose, or that are to be consumed in the production process or in the provision of services. Inventories include land and other property held for sale in the property development business.

Inventories are measured at the lower of cost and net realisable value, which is the estimated selling price of the inventories in the ordinary course of business, less the estimated costs of completion and the estimated costs required to make the sale.

Any write-downs of inventories -such as those due to damage, obsolescence or reduction of selling price- to net realisable value and other impairment losses are recognised as expenses for the year in which the impairment or loss occurs. Subsequent reversals are recognised in the consolidated income statement for the year in which they occur.

The carrying amount of inventories is derecognised and recognised as an expense in the period in which the revenue from their sale is recognised.

-

Other: this item includes the balance of all prepayments and accrued income (excluding accrued interest, fees and commissions), the net amount of the difference between pension plan obligations and the value of the plan assets with a balance in the entity’s favour, when this net amount is to be reported in the consolidated balance sheet, and the amount of any other assets not included in other items.

o)Other liabilities

Other liabilities includes the balance of all accrued expenses and deferred income, excluding accrued interest, and the amount of any other liabilities not included in other categories.

p)Provisions and contingent assets and liabilities

When preparing the financial statements of the consolidated entities, the Bank’s directors made a distinction between:

-

Provisions: credit balances covering present obligations at the reporting date arising from past events which could give rise to a loss for the consolidated entities, which is considered to be likely to occur and certain as to its nature but uncertain as to its amount and/or timing.

-

Contingent liabilities: possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the consolidated entities. They include the present obligations of the consolidated entities when it is not probable that an outflow of resources embodying economic benefits will be required to settle them. The Group does not recognise the contingent liability. The Group will disclose a contingent liability, unless the possibility of an outflow of resources embodying economic benefits is remote.

-

Contingent assets: possible assets that arise from past events and whose existence is conditional on, and will be confirmed only by, the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. Contingent assets are not recognised in the consolidated balance sheet or in the consolidated income statement, but rather are disclosed in the notes, provided that it is probable that these assets will give rise to an increase in resources embodying economic benefits.

The Group’s consolidated financial statements include all the material provisions with respect to which it is considered that it is more likely than not the obligation will have to be settled. In accordance with accounting standards, contingent liabilities must not be recognised in the consolidated financial statements, but must rather be disclosed in the notes.

Provisions, which are quantified on the basis of the best information available on the consequences of the event giving rise to them and are reviewed and adjusted at the end of each year, are used to cater for the specific obligations for which they were originally recognised. Provisions are fully or partially reversed when such obligations cease to exist or are reduced.

Provisions are classified according to the obligations covered as follows (See Note 25):

-	Provision for pensions and similar obligations: includes the amount of all the provisions made to cover post-employment benefits, including obligations to pre-retirees and similar obligations.
-

Provisions for contingent liabilities and commitments: include the amount of the provisions made to cover contingent liabilities -defined as those transactions in which the Group guarantees the obligations of a third party, arising as a result of financial guarantees granted or contracts of another kind- and contingent commitments -defined as irrevocable commitments that may give rise to the recognition of financial assets.

-

Provisions for taxes and other legal contingencies and Other provisions: include the amount of the provisions recognised to cover tax and legal contingencies and litigation and the other provisions recognised by the consolidated entities. Other provisions includes, inter alia, any provisions for restructuring costs and environmental measures.

q)Court proceedings and/or claims in process

At the end of 2018 certain court proceedings and claims were in process against the consolidated entities arising from the ordinary course of their operations (see Note 25).

r)Own equity instruments

Own equity instruments are those meeting both of the following conditions:

-

The instruments do not include any contractual obligation for the issuer: (i) to deliver cash or another financial asset to a third party; or (ii) to exchange financial assets or financial liabilities with a third party under conditions that are potentially unfavourable to the issuer.

-

The instruments will or may be settled in the issuer’s own equity instruments and are: (i) a non-derivative that includes no contractual obligation for the issuer to deliver a variable number of its own equity instruments; or (ii) a derivative that will be settled by the issuer through the exchange of a fixed amount of cash or another financial asset for a fixed number of its own equity instruments.

Transactions involving own equity instruments, including their issuance and cancellation, are charged directly to equity.

Changes in the value of instruments classified as own equity instruments are not recognised in the consolidated financial statements. Consideration received or paid in exchange for such instruments, including the coupons on preference shares contingently convertible into ordinary shares and the coupons associated with CCPP, is directly added to or deducted from equity.

s)Equity-instrument-based employee remuneration

Own equity instruments delivered to employees in consideration for their services, if the instruments are delivered once the specific period of service has ended, are recognised as an expense for services (with the corresponding increase in equity) as the services are rendered by employees during the service period. At the grant date the services received (and the related increase in equity) are measured at the fair value of the equity instruments granted. If the equity instruments granted are vested immediately, the Group recognises in full, at the grant date, the expense for the services received.

When the requirements stipulated in the remuneration agreement include external market conditions (such as equity instruments reaching a certain quoted price), the amount ultimately to be recognised in equity will depend on the other conditions being met by the employees (normally length of service requirements), irrespective of whether the market conditions are satisfied. If the conditions of the agreement are met but the external market conditions are not satisfied, the amounts previously recognised in equity are not reversed, even if the employees do not exercise their right to receive the equity instruments.

t)Recognition of income and expenses

The most significant criteria used by the Group to recognise its income and expenses are summarised as follows:

i.Interest income, interest expenses and similar items

Interest income, interest expenses and similar items are generally recognised on an accrual basis using the effective interest method. Dividends received from other companies are recognised as income when the consolidated entities’ right to receive them arises.

ii.Commissions, fees and similar items

Fee and commission income and expenses are recognised in the consolidated income statement using criteria that vary according to their nature. The main criteria are as follows:

-	Fee and commission income and expenses relating to financial assets and financial liabilities measured at fair value through profit or loss are recognised when paid.
-	Those arising from transactions or services that are performed over a period of time are recognised over the life of these transactions or services.
-	Those relating to services provided in a single act are recognised when the single act is carried out.

iii.Non-finance income and expenses

They are recognised for accounting purposes when the good is delivered or the non-financial service is rendered. To determine the amount and timing of recognition, a five-step model is followed: identification of the contract with the customer, identification of the separate obligations of the contract, determination of the transaction price, distribution of the transaction price among the identified obligations and finally recording of income as the obligations are satisfied.

iv.Deferred collections and payments

These are recognised for accounting purposes at the amount resulting from discounting the expected cash flows at market rates.

v.Loan arrangement fees

Loan arrangement fees, mainly loan origination, application and information fees, are accrued and recognised in income over the term of the loan.

u)Financial guarantees

Financial guarantees are defined as contracts whereby an entity undertakes to make specific payments on behalf of a third party if the latter fails to do so, irrespective of the various legal forms they may have, such as guarantees, insurance policies or credit derivatives.

The Group initially recognises the financial guarantees provided on the liability side of the consolidated balance sheet at fair value, which is generally the present value of the fees, commissions and interest receivable from these contracts over the term thereof, and simultaneously the Group recognises the amount of the fees, commissions and similar interest received at the inception of the transactions and a credit on the asset side of the consolidated balance sheet for the present value of the fees, commissions and interest outstanding.

Financial guarantees, regardless of the guarantor, instrumentation or other circumstances, are reviewed periodically so as to determine the credit risk to which they are exposed and, if appropriate, to consider whether a provision is required. The credit risk is determined by application of criteria similar to those established for quantifying impairment losses on debt instruments carried at amortised cost (described in Note 2.g above).

The provisions made for these transactions are recognised under Provisions - Provisions for commitments and guarantees given in the consolidated balance sheet (See Note 25). These provisions are recognised and reversed with a charge or credit, respectively, to Provisions or reversal of provisions, net, in the consolidated income statement.

If a specific provision is required for financial guarantees, the related unearned commissions recognised under Financial liabilities at amortised cost - Other financial liabilities in the consolidated balance sheet are reclassified to the appropriate provision.

v)Assets under management and investment and pension funds managed by the Group

Assets owned by third parties and managed by the consolidated entities are not presented on the face of the consolidated balance sheet. Management fees are included in Fee and commission income in the consolidated income statement.

The investment funds and pension funds managed by the consolidated entities are not presented on the face of the Group’s consolidated balance sheet since the related assets are owned by third parties. The fees and commissions earned in the year for the services rendered by the Group entities to these funds (asset management and custody services) are recognised under Fee and commission income in the consolidated income statement.

Note 2.b.iv describes the internal criteria and procedures used to determine whether control exists over the structured entities, which include, inter alia, investment funds and pension funds.

w)Post-employment benefits

Under the collective agreements currently in force and other arrangements, the Spanish banks included in the Group and certain other Spanish and foreign consolidated entities have undertaken to supplement the public social security system benefits accruing to certain employees, and to their beneficiary right holders, for retirement, permanent disability or death, and the post-employment welfare benefits.

The Group's post-employment obligations to its employees are deemed to be defined contribution plans when the Group makes pre-determined contributions (recognised under Personnel expenses in the consolidated income statement) to a separate entity and will have no legal or effective obligation to make further contributions if the separate entity cannot pay the employee benefits relating to the service rendered in the current and prior periods. Post-employment obligations that do not meet the aforementioned conditions are classified as defined benefit plans (See Note 25).

Defined contribution plans

The contributions made in this connection in each year are recognised under Personnel expenses in the consolidated income statement. The amounts not yet contributed at each year-end are recognised, at their present value, under Provisions - Provision for pensions and similar obligations on the liability side of the consolidated balance sheet.

Defined benefit plans

The Group recognises under Provisions - Provision for pensions and similar obligations on the liability side of the consolidated balance sheet (or under Other assets on the asset side, as appropriate) the present value of its defined benefit post-employment obligations, net of the fair value of the plan assets.

Plan assets are defined as those that will be directly used to settle obligations and that meet the following conditions:

-	They are not owned by the consolidated entities, but by a legally separate third party that is not a party related to the Group.
-

They are only available to pay or fund post-employment benefits and they cannot be returned to the consolidated entities unless the assets remaining in the plan are sufficient to meet all the benefit obligations of the plan and of the entity to current and former employees, or they are returned to reimburse employee benefits already paid by the Group.

If the Group can look to an insurer to pay part or all of the expenditure required to settle a defined benefit obligation, and it is practically certain that said insurer will reimburse some or all of the expenditure required to settle that obligation, but the insurance policy does not qualify as a plan asset, the Group recognises its right to reimbursement -which, in all other respects, is treated as a plan asset- under Insurance contracts linked to pensions on the asset side of the consolidated balance sheet.

Post-employment benefits are recognised as follows:

-	Current service cost, (the increase in the present value of the obligations resulting from employee service in the current period), is recognised under Personnel expenses.
-

The past service cost, which arises from changes to existing post-employment benefits or from the introduction of new benefits and includes the cost of reductions, is recognised under Provisions or reversal of provisions.

-	Any gain or loss arising from a liquidation of the plan is included in the Provisions or reversion of provisions.
-

Net interest on the net defined benefit liability (asset), i.e. the change during the period in the net defined benefit liability (asset) that arises from the passage of time, is recognised under Interest expense and similar charges (Interest and similar income if it constitutes income) in the consolidated income statement.

The remeasurement of the net defined benefit liability (asset) is recognised in Other comprehensive income under Items not reclassified to profit or loss and includes:

-

Actuarial gains and losses generated in the year, arising from the differences between the previous actuarial assumptions and what has actually occurred and from the effects of changes in actuarial assumptions.

-	The return on plan assets, excluding amounts included in net interest on the net defined benefit liability (asset).
-	Any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability (asset).

x)Other long-term employee benefits

Other long-term employee benefits, defined as obligations to pre-retirees -taken to be those who have ceased to render services at the entity but who, without being legally retired, continue to have economic rights vis-à-vis the entity until they acquire the legal status of retiree-, long-service bonuses, obligations for death of spouse or disability before retirement that depend on the employee’s length of service at the entity and other similar items, are treated for accounting purposes, where applicable, as established above for defined benefit post-employment plans, except that actuarial gains and losses are recognised under Provisions or reversal of provisions, net, in the consolidated income statement (see Note 25).

y)Termination benefits

Termination benefits are recognised when there is a detailed formal plan identifying the basic changes to be made, provided that implementation of the plan has begun, its main features have been publicly announced or objective facts concerning its implementation have been disclosed.

z)Income tax

The expense for Spanish income tax and other similar taxes applicable to the foreign consolidated entities is recognised in the consolidated income statement, except when it results from a transaction recognised directly in equity, in which case the tax effect is also recognised in equity.

The current income tax expense is calculated as the sum of the current tax resulting from application of the appropriate tax rate to the taxable profit for the year (net of any deductions allowable for tax purposes), and of the changes in deferred tax assets and liabilities recognised in the consolidated income statement.

Deferred tax assets and liabilities include temporary differences, which are identified as the amounts expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their related tax bases, and tax loss and tax credit carryforwards. These amounts are measured at the tax rates that are expected to apply in the period when the asset is realised or the liability is settled.

Tax assets includes the amount of all tax assets, which are broken down into current -amounts of tax to be recovered within the next twelve months- and deferred -amounts of tax to be recovered in future years, including those arising from tax loss or tax credit carryforwards.

Tax liabilities includes the amount of all tax liabilities (except provisions for taxes), which are broken down into current -the amount payable in respect of the income tax on the taxable profit for the year and other taxes in the next twelve months- and deferred -the amount of income tax payable in future years.

Deferred tax liabilities are recognised in respect of taxable temporary differences associated with investments in subsidiaries, associates or joint ventures, except when the Group is able to control the timing of the reversal of the temporary difference and, in addition, it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are only recognised for temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets can be utilised, and the deferred tax assets do not arise from the initial recognition (except in a business combination) of other assets and liabilities in a transaction that affects neither taxable profit nor accounting profit. Other deferred tax assets (tax loss and tax credit carryforwards) are only recognised if it is considered probable that the consolidated entities will have sufficient future taxable profits against which they can be utilised.

Income and expenses recognised directly in equity are accounted for as temporary differences.

The deferred tax assets and liabilities are reassessed at the reporting date in order to ascertain whether any adjustments need to be made on the basis of the findings of the analyses performed.

aa)Residual maturity periods and average interest rates

The analysis of the maturities of the balances of certain items in the consolidated balance sheet and the average interest rates at the end of the reporting periods is provided in Note 51.

ab)Consolidated statement of recognised income and expense

This statement presents the income and expenses generated by the Group as a result of its business activity in the year, and a distinction is made between the income and expenses recognised in the consolidated income statement for the year and the other income and expenses recognised directly in consolidated equity.

Accordingly, this statement presents:

a.	Consolidated profit for the year.
b.	The net amount of the income and expenses recognised in Other comprehensive income under items that will not be reclassified to profit or loss.
c.	The net amount of the income and expenses recognised in Other comprehensive income under items that may be reclassified subsequently to profit or loss.
d.

The income tax incurred in respect of the items indicated in b) and c) above, except for the valuation adjustments arising from investments in associates or joint ventures accounted for using the equity method, which are presented net.

e.

Total consolidated recognised income and expense, calculated as the sum of a) to d) above, presenting separately the amount attributable to the parent company and the amount relating to non-controlling interests.

The statement presents the items separately by nature, grouping together items that, in accordance with the applicable accounting standards, will not be reclassified subsequently to profit and loss since the requirements established by the corresponding accounting standards are met.

ac)Statement of changes in total equity

This statement presents all the changes in equity, including those arising from changes in accounting policies and from the correction of errors. Accordingly, this statement presents a reconciliation of the carrying amount at the beginning and end of the year of all the consolidated equity items, and the changes are grouped together on the basis of their nature into the following items:

a.

Adjustments due to changes in accounting policies and to errors: include the changes in consolidated equity arising as a result of the retrospective restatement of the balances in the consolidated financial statements, distinguishing between those resulting from changes in accounting policies and those relating to the correction of errors.

b.	Income and expense recognised in the year: includes, in aggregate form, the total of the aforementioned items recognised in the consolidated statement of recognised income and expense.
c.

Other changes in equity: includes the remaining items recognised in equity, including, inter alia, increases and decreases in capital, distribution of profit, transactions involving own equity instruments, equity-instrument-based payments, transfers between equity items and any other increases or decreases in consolidated equity.

ad)Consolidated statement of cash flows

The following terms are used in the consolidated statements of cash flows with the meanings specified:

-

Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value, irrespective of the portfolio in which they are classified.

The Group classifies as cash and cash equivalents the balances recognised under Cash, cash balances at central banks and other deposits on demand in the consolidated balance sheet.

-	Operating activities: the principal revenue-producing activities of credit institutions and other activities that are not investing or financing activities.
-	Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.
-	Financing activities: activities that result in changes in the size and composition of the equity and liabilities that are not operating activities.

During 2018 the Group received interest amounting to EUR 50,685 million and paid interest amounting to EUR 19,927 million.

Also, dividends received and paid by the Group are detailed in Notes 4, 28 and 40, including dividends paid to minority interests (non-controlling interests).

3.     Santander Group

a)Banco Santander, S.A. and international Group structure

The growth of the Group in the last decades has led the Bank to also act, in practice, as a holding entity of the shares of the various companies in its Group, and its results are becoming progressively less representative of the performance and earnings of the Group. Therefore, each year the Bank determines the amount of the dividends to be distributed to its shareholders on the basis of the consolidated net profit, while maintaining the Group’s traditionally high level of capitalisation and taking into account that the transactions of the Bank and of the rest of the Group are managed on a consolidated basis (notwithstanding the allocation to each company of the related net worth effect).

At the international level, the various banks and other subsidiaries, joint ventures and associates of the Group are integrated in a corporate structure comprising various holding companies which are the ultimate shareholders of the banks and subsidiaries abroad.

The purpose of this structure, all of which is controlled by the Bank, is to optimise the international organisation from the strategic, economic, financial and tax standpoints, since it makes it possible to define the most appropriate units to be entrusted with acquiring, selling or holding stakes in other international entities, the most appropriate financing method for these transactions and the most appropriate means of remitting the profits obtained by the Group’s various operating units to Spain.

The Appendices provide relevant data on the consolidated Group companies and on the companies accounted for using the equity method.

b)Acquisitions and disposals

Following is a summary of the main acquisitions and disposals of ownership interests in the share capital of other entities and other significant corporate transactions performed by the Group in the last three years:

i. Sale of the 49% stake in Wizink

Once the relevant regulatory authorizations had been obtained, on November 6, 2018 the operations related to the agreement reached with entities managed by Värde Partners, Inc (“Varde) and with WiZink Bank, S.A. (“WiZink”) communicated by the Group on March 26, 2018 by virtue of which:

i. Banco Santander, S.A. sold its 49% stake in WiZink to Varde for EUR 1,043 million, with no significant impact on the Group's results and,

ii. Banco Santander, S.A. and Banco Santander Totta, S.A. acquired the business of credit and debit cards marketed by Grupo Banco Popular in Spain and Portugal that WiZink had acquired in 2014 and 2016. As a result of this transaction, the Group paid a total of EUR 681 million, receiving net assets worth EUR 306 million (mainly customer loans worth EUR 315 million), with the business combination generating a goodwill of EUR 375 million, which will be managed by the businesses in Spain.

With these transactions, the Group resumed Grupo Banco Popular's debit and credit card business, which improves the commercial strategy and facilitates Grupo Banco Popular's integration process.

ii. Acquisition of the retail banking and private banking business of Deutsche Bank Polska S.A.

On December 14, 2017 the Group announced that its subsidiary Santander Bank Polska S.A. (previously Bank Zachodni WBK S.A.) together with Banco Santander, S.A., had reached an agreement with Deutsche Bank, A.G. for the acquisition (through a carve out) of the retail and private banking business of Deutsche Bank Polska S.A., excluding the foreign currency mortgage portfolio and the CIB (Corporate & Investment Banking) business, and including the asset management company DB Securities, S.A. (Poland).

In November 2018, once the regulatory authorisations had been received and approved by the general shareholders' meetings of Santander Bank Polska S.A. and Deutsche Bank Polska, S.A., the acquisition of EUR 298 million in cash and newly issued shares of Santander Bank Polska S.A. subscribed in full by Deutsche Bank, A.G. was closed. As a result of this transaction, the Group has acquired net assets worth EUR 365 million, mainly loans and deposits to customers and credit institutions amounting to EUR 4,304 million and EUR 4,025 million, respectively, and negative value adjustments amounting to 82 million euros (mainly under line "Loans").

The difference between the fair value of the net assets acquired and the transaction value resulted in a gain of EUR 67 million which was recognised under "Negative Goodwill Recognised in Income" in the Group's consolidated income statement.

iii. Acquisition of Banco Popular Español, S.A.U.

On June 7, 2017 (the acquisition date), as part of its growth strategy in the markets where it is present, the Group communicated the acquisition of 100% of the share capital of Banco Popular Español, S.A.U. (merged with Banco Santander, see Note 3.b)v) as a result of a competitive sale process organised in the framework of a resolution scheme adopted by the Single Resolution Board (“SRB”) and executed by the FROB, Spanish single resolution board, in accordance with Regulation (EU) 806/2014 of the European Parliament and of the Council of May 15, 2014, and Law 11/2015, of June 18, for the recovery and resolution of credit institutions and investment firms.

As part of the execution of the resolution:

-

All the shares of Banco Popular outstanding at the closing of market on June 7, 2017 and all the shares resulting from the conversion of the regulatory capital instruments Additional Tier 1 issued by Banco Popular have been converted into undisposed reserves.

-

All the regulatory capital instruments Tier 2 issued by Banco Popular have been converted into newly issued shares of Banco Popular, all of which have been acquired for a total consideration of one euro by the Group.

The transaction was approved by all the applicable regulatory and antitrust authorities in the territories where Banco Popular operated.

In accordance with IFRS3, the Group measured the identifiable assets acquired and liabilities assumed at fair value. The detail of this fair value of the identifiable assets acquired and liabilities assumed at the business combination date was as follows:

Million
As of June 7, 2017	of euros
Cash and balances with central banks	1,861
Financial assets available-for-sale	18,974
Deposits from credit institutions	2,971
Loans and receivables (*)	82,057
Investments	1,815
Intangible assets (*)	133
Tax assets (*)	3,945
Non-current assets held for sale (*)	6,531
Other assets	6,259
Total assets	124,546
Deposits from central banks	28,845
Deposits from credit institutions	14,094
Customer deposits	62,270
Marketable debt securities and other financial liabilities	12,919
Provisions (***)	1,816
Other liabilities	4,850
Total liabilities (**)	124,794
Net assets	(248)
Purchase consideration	—
Goodwill	248

(*)The main fair value adjustments were the following:

-

Loans and receivables: in the estimation of their fair value, impairment have been considered for an approximate amount of EUR 3,239 million, considering, among others, the sale process carried out by the Bank.

-	Foreclosed assets: the valuation, considering the sale process carried out by the company, has meant a reduction in the value of EUR 3,806 million, approximately.
-	Intangible assets: includes value reductions amounting to approximately of EUR 2,469 million, mainly recorded under the “Intangible assets - goodwill”.
-	Deferred tax assets: mainly corresponds to the reduction of the value of negative tax bases and deductions for an approximate amount of EUR 1,711 million.

(**)  After the initial analysis and the conversion of the subordinated debt, the best estimation is there is no significant impact between fair value and previous carrying amount of the financial liabilities.

(***) As a result of the resolution of Banco Popular, it includes the estimated cost of EUR 680 million relating to the potential compensation to the shareholders of Banco Popular of which EUR 535 million have been applied to the fidelity action.

The Group during 2018, closed their assessment exercise of the assets acquired and liabilities assumed at fair value, without any modification with respect to what was recorded in 2017.

iv. Sale agreement of Banco Popular’s real estate business

In relation with Banco Popular’s real estate business, on 8 August 2017, the Group announced the agreement with a Blackstone fund for the acquisition by the fund of 51% of, and hence the assignment of control over, part of Banco Popular's real estate business (the “Business”), which comprises a portfolio of foreclosed properties, real estate companies, non-performing loans relating to the sector and other assets related to these activities owned by Banco Popular and its affiliates (including deferred tax assets allocated to specific real estate companies which are part of the transferred portfolio) registered on certain specified dates (March 31, 2017 or April 30, 2017).

The agreements were entered following the European Commission’s unconditional authorization of the acquisition of Banco Popular Español, S.A.U. by Banco Santander, S.A. for the purposes of competition law.

The transaction closed on March 22, 2018 following receipt of the required regulatory authorizations and other usual conditions in this type of transactions. The transaction has consisted of the creation of various companies, being the parent company Project Quasar Investments 2017, S.L., in which Banco Santander, S.A. maintains 49% of the share capital and Blackstone the remaining 51%, and to which Banco Popular and some subsidiaries has transferred the business constituted by the indicated assets, and its participation in the capital of Aliseda Real Estate Management Services, S.L. The value attributed to the contributed assets is approximately 10,000 million euros, of which approximately 70% was financed with third party bank debt. After the contribution to the vehicle by its shareholders of the necessary liquidity for the transaction of the business, the 49% stake in the capital of the vehicles was recorded in the consolidated balance sheet of the Group for EUR 1,701 million in the "Investments in joint ventures and associates - entities" section, without significant impact in the Group´s income statement.

v. Merger by absorption of Banco Santander, S.A. with Banco Popular Español, S.A.U.

On April 23, 2018 the boards of directors of Banco Santander, S.A. and Banco Popular Español, S.A.U. agreed to approve and sign the merger project by absorption of Banco Popular Español, S.A.U. by Banco Santander, S.A.

On September 28, 2018 the merger certificate of Banco Popular Español, S.A.U. by Banco Santander, S.A. was registered in the Mercantile Registry of Cantabria. After the merger, Banco Santander, S.A. has acquired, by universal succession, all the rights and obligations of Banco Popular Español, S.A.U., including those that have been acquired from Banco Pastor, S.A.U. and Popular Banca Privada, S.A.U., by virtue of the merger of Banco Pastor, S.A.U. and Popular Banca Privada, S.A.U. with Banco Popular Español, S.A.U. that was also approved on April 23, 2018 by the respective board of directors. This transaction has no impact on the Group's income statement.

vi. Agreement with Aegeon Group as partner for several insurance services

On July 3, 2018, the Group announced that it had reached an agreement with the Aegon Group, pursuant to which it will be the partner in Spain for the life-insurance business and several branches of general insurance. Given such agreement, and the perimeter under which it will be materialised, are subject to various conditions including the termination of the current alliance between Banco Popular and its current partner, it is not possible to estimate when these transactions will be closed. These transactions are not expected to have a significant impact on the Group's income statement.

vii. Agreement with Santander Asset Management

a)   Acquisition 50% SAM Investment Holdings Limited

On November 16, 2016, after the agreement with Unicredit Group on July 27, 2016 to integrate Santander Asset Management, and Pioneer Investments was abandoned, the Group announced that it had reached an agreement with Warburg Pincus (“WP”) and General Atlantic (“GA”) under which Santander acquired 50% of SAM Investment Holdings Limited., at December 22, 2017.

The Group disbursed a total amount of EUR 545 million and assumed financing of EUR 439 million, with the business combination generating a goodwill of EUR 1,173 million and EUR 320 million of “intangible assets - contracts and relationships with customers” identified in the purchase price allocation, without other value adjustments to net assets of the business. Likewise, the market valuation of the previous participation held did not have an impact on the Group’s income statement.

Considering that the main activity of the business is asset management, the main part of its activity are recorded off balance sheet. The main net assets acquired, in addition to the aforementioned intangible assets, were net deposits in credit institutions (EUR 181 million) and net tax assets (EUR 176 million). Given their nature, the fair value of these assets and liabilities do not differ from the book value recorded.

The Group has closed its assessment exercise of assets acquired and liabilities assumed at fair value during the year 2018 without modification with respect to what was recorded at the end of 2017.

b)   Sale participation Allfunds Bank, S.A.

As part of the transaction, which consists in the acquisition of 50% of SAM Investment Holdings Limited, that was not owned by the Group, Santander, WP and GA agreed to explore different alternatives for the sale of its stake in Allfunds Bank, S.A. (“Allfunds

Bank”), including a possible sale or a public offering. On March 7, 2017, the Bank announced that together with our partners in Allfunds Bank we had reached an agreement for the sale of 100% of Allfunds Bank to funds affiliated with Hellman & Friedman, a leading private equity investor, and GIC, Singapore’s sovereign wealth fund.

On November 21, 2017 the Group announced the closing of the sale by the Bank and its partners of 100% of Allfunds Bank’s capital, obtaining an amount of EUR 501 million from the sale of its 25% stake in Allfunds Bank, resulting in gains net of tax of EUR 297 million, which were recognised as “Gains or losses on disposal of non-financial assets and investments, net”, within the statement of profit or loss.

viii. Purchase of the shares to DDFS LLC in Santander Consumer USA Holdings Inc. (SCUSA)

On July 2, 2015, the Group announced that it had reached an agreement to purchase the 9.65% ownership interest held by DDFS LLC in SCUSA.

On November 15, 2017, after having agreed on some modifications to the original agreement and having obtained the required regulatory authorizations, the Group completed the acquisition of the aforementioned 9.65% of SCUSA shares for a total sum of USD 942 million (EUR 800 million), which have caused a decrease of EUR 492 million in the non-controlling interests balance and another reduction to reserves of EUR 307 million.

ix. Agreement with Banque PSA Finance

The Group, through its subsidiary Santander Consumer Finance, S.A., and Banque PSA Finance, the vehicle financing unit of the PSA Peugeot Citroën Group, entered into an agreement in 2014 for the transaction of the vehicle and insurance financing business in twelve European countries. Pursuant to the terms of the agreement, the Group will finance this business, under certain circumstances and conditions, from the date on which the transaction is completed.

In January 2015 the related regulatory authorisations to commence activities in France and the United Kingdom were obtained and, accordingly, on February 2 and 3, 2015 the Group acquired 50% of Société Financière de Banque – SOFIB (actually PSA Banque France) and PSA Finance UK Limited for EUR 462 million and EUR 148 million, respectively.

On May 1, 2015, PSA Insurance Europe Limited and PSA Life Insurance Europe Limited (both insurance companies with registered office in Malta) were incorporated, in which the Group contributed 50% of the share capital, amounting to EUR 23 million. On August 3, the Group acquired a full ownership interest in PSA Gestão - Comércio E Aluguer de Veiculos, S.A. (actually Santander Consumer Services, S.A. and a company with registered office in Portugal) and the loan portfolio of the Portuguese branch of Banque PSA Finance for EUR 10 million and EUR 25 million, respectively. On October 1,, PSA Financial Services Spain, E.F.C., S.A. (a company with registered office in Spain) was incorporated, in which the Group contributed EUR 181 million (50% of the share capital). (This company owns the 100% of the share capital of PSA Finanse Suisse which is domiciled in Switzerland).

During 2016, the agreement obtained the necessary authorizations, by the regulators, to start activities in the rest of the countries covered by the framework agreement (Italy, the Netherlands, Austria, Belgium, Germany, Brazil and Poland). The Group’s disbursement during 2016 amounted to EUR 464 million to reach a 50% stake in the capital of each of the structures created in each geography, with the exception of PSA finance Arrendamento Mercantil SA (actually Distribuidora de Títulos e Valores Mobiliários S.A.) where 100% of capital is acquired.

During 2016 the new businesses acquired have contributed EUR 79 million to the Group’s profit. Had the business combination taken place on January 1, 2016, the profit contributed to the Group in 2016 would have been approximately EUR 118 million.

x. Metrovacesa agreement - Merlin

On June 21, 2016, Banco Santander hereby reached an agreement with Merlin Properties, SOCIMI, S.A., together with the other shareholders of Metrovacesa, S.A., for the integration in Merlin group, following the total spin-off of Metrovacesa, S.A., of Metrovacesa, S.A. property rental asset business in Merlin Properties, SOCIMI, S.A. and Metrovacesa, S.A. residential rental business in Metrovacesa, S.A. current subsidiary, Testa Residencial SOCIMI, S.A. (before, Testa Residencial, S.L.) The other assets of Metrovacesa, S.A. not integrated in Merlin group as a result of the integration, consisting of a residual group of land assets for development and subsequent lease, will be transferred to a newly created company wholly owned by the current shareholders of Metrovacesa, S.A.

On September 15, 2016, the general meeting of shareholders of Merlin Properties, SOCIMI, S.A. and Metrovacesa, S.A. took place and  the transaction was approved.

Subsequently, on October 20, 2016, the deed of total division of Metrovacesa, S.A. was granted in favour of the mentioned companies, and such deed was filed in the Commercial Register on October 26, 2016.

As a result of the integration, Santander Group has increased its participation to 21.95% of the equity capital of Merlin Properties, SOCIMI, S.A., 46.21% of direct participation in the equity capital of Testa Residential, SOCIMI, S.A. and 70.27% in Metrovacesa Promoción y Arrendamiento, S.A.

The main impacts on the consolidated Group’s balance of this division have been; decrease of EUR 3,800 million in real estate investment (see Note 16), decrease of EUR 621 million under minority interests (see Note 28) and an increase in the heading of investments in joint ventures and associates participation of the businesses received in the associates Merlín Properties and Testa Residencial, of EUR:1,168 and 307 million, respectively. (See Note 13.a).

c)Off-shore entities

According to current Spanish regulation, Santander has entities in 4 off-shore territories: Jersey, Guernsey, Isle of Man and Cayman Islands. These four jurisdictions comply with OECD standards in terms of transparency and exchange of information for tax purposes. Santander have 4 subsidiaries and 4 operative branches in off-shore territories: these are governed by the tax regimes of those territories. Santander also has 4 subsidiaries in off-shore territories, of which 3 are tax resident in the UK and 1 tax resident in Spain, to whose tax regimes they are subjected. The Group has no presence in any of the 5 territories included in the European Union’s current blacklist according to the last update of November 2018, neither in non-cooperative territories for tax purposes as defined by the OECD in July 2017.

I)    Subsidiaries in off-shore territories.

At the reporting date, the Group has 4 subsidiaries resident in off-shore territories, two in Jersey, Whitewick Limited (inactive company) and Abbey National International Limited, and one in the Isle of Man, ALIL Services Limited. These subsidiaries contributed a profit of approximately EUR 0.2 million to the Group’s consolidated profit in 2018. In addition, during 2018, a new company domiciled in Jersey was created, named Santander International Limited, subsidiary of Santander UK Group Holdings plc, in order to make possible the separation of business imposed by the banking reform in the United Kingdom ("Ring-fence") that came into force on January 1, 2019, although this company will be liquidated in the near future.

II)   Off-shore branches.

Also, the Group has 4 operative off-shore branches: 2 in the Cayman Islands, 1 in the Isle of Man and 1 in Jersey. These branches report to, consolidate their balance sheets and income statements and are taxed with, their respective foreign headquarters (Cayman Islands) or in the territories where they are located (Jersey and Isle of Man). Additionally, as a result of complying with the Ring-Fence regulation in the UK mentioned in the previous point, there is another branch in Jersey of Santander UK plc, which is currently not operative and will be closed in early 2019.

The aforementioned entities have a total of 144 employees as of December 2018.

III)  Subsidiaries in off-shore territories that are tax resident in the UK and Spain.

As indicated, the Group also has 4 subsidiaries constituted in off-shore territories that are not considered to be off-shore entities, since 3 of them are tax residents in the UK and, therefore, subject to UK tax law during the period and operate exclusively from the UK (one of these subsidiaries is expected to be liquidated in 2019). Also, since April 2018, the fourth subsidiary has ceased to be a resident for tax purposes in the UK to become a tax resident in Spain.

IV)  Other off-shore investments.

The Group manages from Brazil a segregated portfolio company called Santander Brazil Global Investment Fund SPC in the Cayman Islands, and manages from the United Kingdom a protected cell company in Guernsey called Guaranteed Investment Products 1 PCC Limited. The Group also has, directly or indirectly, few financial investments located in tax havens including Olivant Limited in Guernsey, entity whose liquidation or sale is expected to be carried out soon.

V)  OECD.

The Group has no presence in non-cooperative territories for tax purposes as defined by the OECD in July 2017. In this sense it should be noted that Jersey, Guernsey, Isle of Man and Cayman Islands, comply with OECD standards in terms of transparency and exchange of information for tax purposes.

VI) The European Union.

On December  5, 2017, the European Commission published some lists of non-cooperative jurisdictions for tax purposes (where there is no member state of the European Union): blacklist, gray list and territories which have received a grace period. Throughout 2018, the European Commission has updated these lists.

Currently the EU blacklist is composed of 5 jurisdictions in which the Group has no presence. These jurisdictions have not committed, or have not done it sufficiently, to comply with a series of measures in relation to fiscal transparency, corporate tax, or the respect of the principles of the OECD to avoid the erosion of the tax bases and the transfer of benefits (better known by the English term anti-BEPS).

On the contrary there are 63 jurisdictions in the gray list that have committed, in a way considered sufficient, to correct their legal frameworks to align them with international standards and whose implementation will be monitored by the EU. Among others, this list includes the 4 jurisdictions in which the Group has presence and are off-shore territories in accordance with current Spanish legislation (Jersey, Guernsey, Isle of Man and Cayman Islands). Additionally, Hong Kong, Bahamas, Switzerland, Uruguay and Panama are included in the gray list, although according to the current Spanish legislation are not off-shore territories and, as disclosed before, have committed to modify their legislation, as for example implementing the Common Reporting Standards (CRS), developed by the OECD, as an automatic information exchange system between jurisdictions.

The Group has 2 subsidiaries and 1 branch located in Hong Kong, 6 subsidiaries (1 of them in liquidation and 1 tax resident in the USA) and 2 branches in Bahamas (1 of them in process of closure), 6 subsidiaries in Switzerland, 12 subsidiaries in Uruguay (6  of which are in liquidation) and 1 subsidiary in Panama with reduced activity that has already received authorization from the Superintendency of Banks of Panama for its voluntary liquidation.

At present, Spain has in force Double Taxation Agreements with exchange of information clause with Hong Kong, Switzerland, Uruguay and Panama, as well as Tax Information Exchange Agreement with Bahamas.

VII) Impact of forthcoming changes to Spain’s tax law.

On October 23, 2018, the Spanish Government published the Draft Law on measures to prevent and fight against tax fraud, which expands the concept of tax haven, including not only the countries and territories that were already considered as such, but also other tax regimes that are determined as harmful in a regulatory manner. In addition, new criteria are regulated for inclusion in the list of tax havens. As long as the list of countries and territories and harmful tax regimes that are considered tax havens are not determined by regulation, the former list of tax havens established in Royal Decree 1080/1991, of 5th July, will continue in force.

The Group has established appropriate procedures and controls (risk management, supervision, verification and review plans and periodic reports) to prevent reputational, tax and legal risk at these entities. Also, the Group has continued to implement its policy of reducing the number of these off-shore units.

The financial statements of the Group’s off-shore units are audited by PwC (PricewaterhouseCoopers) member firms in 2018 and 2017.

4.    Distribution of the Bank's profit, shareholder remuneration scheme and earnings per share

a)	Distribution of the Bank's profit and shareholder remuneration scheme

The distribution of the Bank's net profit for 2018 that the board of directors will propose for approval by the shareholders at the annual general meeting is as follows:

Million
of euros

First and third interim dividends and final dividend	3,160
Acquisition, with a waiver of exercise, of bonus share rights from the shareholders which, under the Santander Dividendo Elección scrip dividend scheme, opted to receive in cash remuneration equivalent to the second interim dividend	132
3,292
Of which:
Approved at December 31, 2018 (*)	2,237
Final dividend	1,055
To voluntary reserves	9
Net profit for the year	3,301

(*)    Recognised under Shareholders' equity – Interim dividends.

In addition to the EUR 3,292 million indicated above, EUR 432 million in shares were allocated to the remuneration of shareholders under the shareholder remuneration scheme (Santander Dividendo Elección) approved by the shareholders at the annual general meeting held on 23 March 2018, whereby the Bank offered shareholders the possibility to opt to receive an amount equivalent to the second interim dividend out of 2018 profit in cash or new shares.

A remuneration of EUR 0.23 per share, charged to the 2018 annual period, will be proposed by the board of directors to the shareholders at the annual general meeting.

b)Earnings per share from continuing and discontinued operations

i.Basic earnings per share

Basic earnings per share are calculated by dividing the net profit attributable to the Group (adjusted by the after-tax amount of the remuneration of contingently convertible preference shares recognised in equity - See Note 23) and the capital perpetual preference shares, if applicable, by the weighted average number of ordinary shares outstanding during the year, excluding the average number of treasury shares held in the year.

Accordingly:

	2018	2017	2016
Profit attributable to the parent (million of euros)	7,810	6,619	6,204
Remuneration of contingently convertible preference shares (CCP) (million of euros) (Note 23)	(560)	(395)	(334)
	7,250	6,224	5,870
Of which:
Profit or Loss from discontinued operations (non controlling interest net) (million of euros)	—	—	—
Profit or Loss from continuing operations (net of non-controlling interests and CCP) (million of euros)	7,250	6,224	5,870
Weighted average number of shares outstanding	16,150,090,739	15,394,458,789	14,656,359,963
Adjusted number of shares	16,150,090,739	15,394,458,789	14,656,359,963
Basic earnings per share (euros)	0.449	0.404	0.401
Basic earnings per share from discontinued operations (euros)	0.000	0.000	0.000
Basic earnings per share from continuing operations (euros)	0.449	0.404	0.401

ii. Diluted earnings per share

Diluted earnings per share are calculated by dividing the net profit attributable to the Group (adjusted by the after-tax amount of the remuneration of contingently convertible preference shares recognised in equity - See Note 23) and the capital perpetual preference shares, if applicable, by the weighted average number of ordinary shares outstanding during the year, excluding the average number of treasury shares and adjusted for all the dilutive effects inherent to potential ordinary shares (share options, and convertible debt instruments).

Accordingly, diluted earnings per share were determined as follows:

	2018	2017	2016
Profit attributable to the parent (million of euros)	7,810	6,619	6,204
Remuneration of contingently convertible preference shares (CCP) (million of euros) (Note 23)	(560)	(395)	(334)
	7,250	6,224	5,870
Of which:
Profit (Loss) from discontinued operations (net of non-controlling interests) (million of euros)	—		—
Profit from continuing operations (net of non-controlling interests and CCP) (million of euros)	7,250	6,224	5,870
Weighted average number of shares outstanding	16,150,090,739	15,394,458,789	14,656,359,963
Dilutive effect of options/rights on shares	42,873,078	50,962,887	45,754,981
Adjusted number of shares	16,192,963,817	15,445,421,676	14,702,114,944
Diluted earnings per share (euros)	0.448	0.403	0.399
Diluted earnings per share from discontinued operations (euros)	0.000	0.000	0.000
Diluted earnings per share from continuing operations (euros)	0.448	0.403	0.399

The capital increase in 2017 (See Note 31.a) had an impact on the basic and diluted earnings per share of the previous years due to the alteration in the number of shares outstanding. Due to this fact, the information relating to the 2016 period has been recasted according to the applicable legislation.

5.    Remuneration and other benefits paid to the Bank’s directors and senior managers

The following section contains qualitative and quantitative disclosures on the remuneration paid to the members of the Board of Directors -both executive and non-executive directors- and senior managers for 2018 and 2017:

a)Remuneration of Directors

i.    Bylaw-stipulated emoluments

The annual General Meeting held on March 22, 2013 approved an amendment to the Bylaws, whereby the remuneration of directors in their capacity as board members became an annual fixed amount determined by the annual General Meeting. This amount shall remain in effect unless the shareholders resolve to change it at a general meeting. However, the Board of Directors may elect to reduce the amount in any years in which it deems such action justified. The remuneration established by the Annual General Meeting for the years 2018 and 2017, was EUR  6 million, with two components: (a) an annual emolument and (b) attendance fees.

The specific amount payable for the above-mentioned items to each of the directors is determined by the Board of Directors. For such purpose, it takes into consideration the positions held by each director on the Board, their membership of the Board and the board committees and their attendance of the meetings thereof, and any other objective circumstances considered by the Board.

The total bylaw-stipulated emoluments earned by the Directors in 2018 amounted to EUR 4.6 million (EUR 4.7 million in 2017).

Annual emolument

The amounts received individually by the directors in 2018 and 2017 based on the positions held by them on the board and their membership of the Board committees were as follows:

	Euros
	2018	2017
Members of the board of directors	90,000	87,500
Members of the executive committee	170,000	170,000
Members of the audit committee	40,000	40,000
Members of the appointments committee	25,000	25,000
Members of the remuneration committee	25,000	25,000
Members of the risk supervision, regulation and compliance oversight committee	40,000	40,000
Members of the responsible banking, sustainability and culture committee	15,000	—
Chairman of the audit committee	70,000	50,000
Chairman of the appointments committee	50,000	50,000
Chairman of the remuneration committee	50,000	50,000
Chairman of the risk, regulation and compliance oversight committee	70,000	50,000
Chairman of the responsible banking, sustainability and culture committee	50,000	—
Lead director (*)	110,000	110,000
Non-executive deputy chairman	30,000	30,000

(*)   Mr Bruce Carnegie-Brown, for duties performed as part of the board and board committees, specifically as chairman of the appointments and remuneration committees and as lead director, and for the time and dedication required to perform these duties, has been allocated minimum total annual remuneration of EUR 700,000 since 2015, including the aforementioned annual allowances and attendance fees corresponding to him.

Attendance fees

The directors receive fees for attending board and committee meetings, excluding executive committee meetings, since no attendance fees are received for this committee.

By resolution of the board of directors, at the proposal of the remuneration committee, the fees for attending board and committee meetings - excluding, as aforementioned, executive committee meetings - were as follows:

	Euros
Meeting attendance fees	2018	2017
Board of directors	2,600	2,600
Audit committee and risk supervision, regulation and compliance oversight committee	1,700	1,700
Other committees (except the executive committee)	1,500	1,500

ii.    Salaries

The executive directors receive salaries. In accordance with the policy approved by the annual general meeting, salaries are composed of a fixed annual remuneration and a variable one consisting of a unique incentive, which is based on a deferred variable remuneration linked to multi-year objectives, which establishes the following payment scheme:

•	40% of the variable remuneration amount, determined at year-end on the basis of the achievement of the established objectives, is paid immediately.
•

The remaining 60% is deferred over five years, as the case may be, in five portions provided that the conditions of permanence of the Group and non-concurrence of the malus clauses are met, taking into account the following accrual scheme.

•	The accrual of the first and second portion (payment in 2020 and 2021) is not subject to the long-term objectives.
•

The accrual of the third, fourth, and fifth portion (payment in 2022, 2023 and 2024), is linked to certain objectives related to the period 2018-2020 and the metrics and scales associated with these objectives. The fulfilment of the objective determines the percentage to be paid of the deferred amount in these three annuities, being the maximum amount determined at the end of the 2018 when the total variable remuneration is approved.

•	In accordance with current remuneration policies, the amounts already paid will be settled to a possible recovery (clawback) by the Bank during the period set out in the policy in force each moment.

The immediate payment (or short-term) as well as each deferred payment, whether subject or not to long-term, goals will be settled 50% in cash and the remaining 50% in Santander shares.

iii.Detail by director

The detail, by Bank director, of the short-term (immediate) and deferred (not subject to long-term goals) remuneration for 2018 and 2017 is provided below:

	Thousand of euros
	2018																	2017
	Bylaw-stipulated emoluments								Short-term and deferred (not subject to long-term goals) salaries of
	Annual emolument								executive directors

						Risk	Responsible
						regulation and	banking	Attendance		Variable –
						compliance	sustainability	fees		immediate payment		Deferred variable				Other
		Executive	Audit	Appointments	Remuneration	oversight	and culture	and		In	In	In	In		Pension	Remuneration
Directors	Board	committee	committee	committee	committee	committee	committee	commissions	Fixed	cash	shares	cash	shares	Total	contribution	(6)	Total	Total
Ms Ana Botín-Sanz de Sautuola y O’Shea	90	170	—	—	—	—	8	39	3,176	1,480	1,480	888	888	7,912	1,234	1,030	10,483	10,582
Mr José Antonio Álvarez Álvarez	90	170	—	—	—	—	—	34	2,541	989	989	593	593	5,705	1,050	1,596	8,645	8,893
Mr Rodrigo Echenique Gordillo	90	170	—	—	—	—	—	33	1,800	785	785	471	471	4,312	—	225	4,830	4,281
Mr Guillermo de la Dehesa Romero	120	170	—	25	25	20	—	81	—	—	—	—	—	—	—	—	441	473
Mr Bruce Carnegie-Brown	383	170	—	25	25	40	—	89	—	—	—	—	—	—	—	—	732	731
Mr Ignacio Benjumea Cabeza de Vaca	90	170	—	13	25	40	8	86	—	—	—	—	—	—	—	81	513	550
Mr Francisco Javier Botín-Sanz de Sautuola y O’Shea (1)	90	—	—	—	—	—	—	31	—	—	—	—	—	—	—	—	121	124
Ms Sol Daurella Comadrán	90	—	—	25	25	—	8	67	—	—	—	—	—	—	—	—	215	207
Mr Carlos Fernández González	90	—	40	25	25	—	—	86	—	—	—	—	—	—	—	—	266	285
Ms Esther Giménez-Salinas i Colomer	90	—	—	—	—	40	8	58	—	—	—	—	—	—	—	—	196	162
Ms Belén Romana García	160	85	40	—	—	40	8	81	—	—	—	—	—	—	—	—	414	297
Mr Juan Miguel Villar Mir	90	—	—	—	—	—	—	18	—	—	—	—	—	—	—	—	108	170
Ms Homaira Akbari	90	—	40	—	—	—	8	61	—	—	—	—	—	—	—	—	199	159
Mr Ramiro Mato García Ansorena (2)	115	170	40	—	—	40	8	77	—	—	—	—	—	—	—	—	450	36
Mr Alvaro Cardoso de Souza (3)	85	—	—	—	—	27	5	31	—	—	—	—	—	—	—	—	148	—
Mr Matías Rodríguez Inciarte (4)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	4,266
Ms Isabel Tocino Biscarolasaga (5)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	418
Total 2018	1,763	1,275	160	113	125	247	61	872	7,517	3,254	3,254	1,952	1,952	17,929	2,284	2,932	27,761	—
Total 2017	1,675	1,345	160	125	123	280	—	973	7,568	3,698	3,698	2,219	2,219	19,402	5,164	2,387	—	31,634

(1)    All the amounts received were repaid to the Fundación Marcelino Botín.

(2)    Director since 28 November 2017

(3)    Director since 23 March 2018

(4)    Ceased to be a member of the Board on 28 November, 2017. This table shows the remuneration information until his ceased as a member of the board. The remuneration information for his performance as executive vice president since November 28, 2017 is included in the corresponding section.

(5)    Ceased to be a member of the board on 28 November, 2017.

(6)    Includes committee chairmanship and other roles emoluments.

(7)    Includes, inter alia, the life and medical insurance costs borne by the Group relating to Bank directors as well as a fixed supplement approved as part of the benefit systems transformation of the Executive Directors Ms Ana Botín and Mr José Antonio Álvarez

Following is the detail, by executive director, of the linked to multiannual objectives salaries at their fair value, which will only be received if the conditions of continued service, non-applicability of “malus” clauses and, full achievement of the objectives established (or, as the case may be, of the minimum thresholds thereof, with the consequent reduction of the agreed-upon amount in the end of the year) in the terms described in Note 47.

	Thousand of euros
	2018			2017
	Variable subject to
	Long-term
	objectives(2)
	In cash	In shares	Total	Total (2)
Ms. Ana Botín-Sanz de Sautuola y O’Shea	932	932	1,864	1,726
Mr. José Antonio Álvarez Álvarez	623	623	1,246	1,154
Mr. Rodrigo Echenique Gordillo	495	495	990	900
Mr. Matías Rodríguez Inciarte(1)	—	—	—	880
Total	2,050	2,050	4,100	4,660

(1)	Ceased to be a member of the board on November 28, 2017. The remuneration information for his performance as executive vice president is included in the corresponding section.

(2)

Corresponds with the fair value of the maximum amount they are entitled to in a total of 3 years: 2022, 2023 and 2024, subject to conditions of continued service, with the exceptions provided, and to the non-applicability of “malus” clauses and achievement of the objectives established. The fair value has been determined at the grant date based on the valuation report of an independent expert, Willis Towers Watson. According to the design of the plan for 2018 and the levels of achievement of similar plans in comparable entities, the expert concludes that the reasonable range for estimating the initial achievement ratio is around 60% - 80%. It has been considered that the fair value is 70% of the maximum (see Note 47).

Note 5.e) below includes disclosures on the shares delivered by virtue of the deferred remuneration schemes in place in previous years the conditions for delivery which were met in the corresponding years, and on the maximum number of shares receivable in future years in connection with the aforementioned 2018 and 2017 variable remuneration plans.

b)   Remuneration of the Board members as representatives of the Bank

By resolution of the executive committee, all the remuneration received by the Bank’s directors who represent the Bank on the Boards of Directors of listed companies in which the Bank has a stake, paid by those companies and relating to appointments made on or after March 18, 2002 accrues to the Group. In 2018 and 2017 the Bank’s directors did not receive any remuneration in respect of these representative duties.

Mr. Matías Rodríguez Inciarte received EUR 42 thousand as non-executive director of U.C.I., S.A. in 2017.

c)Post-employment and other long-term benefits

The executive directors other than Mr Rodrigo Echenique participate in the defined benefit system created in 2012, which covers the contingencies of retirement, disability and death. The Bank makes annual contributions to the benefit plans of its executive directors. In 2012, the contracts of the executive directors (and the other members of the Bank’s senior management) with defined benefit pension commitments were amended to transform them into a defined contribution system. The new system gives executive directors the right to receive benefits upon retirement, regardless of whether or not they are active at the Bank at such time, based on contributions to the system, and replaced their previous right to receive a pension supplement in the event of retirement1. In the event of pre-retirement and up until the retirement date, Ms Ana Botín and Mr José Antonio Álvarez have the right to receive an annual allotment.

The initial balance for each of the executive directors in the new defined benefits system corresponded to the market value of the assets from which the provisions corresponding to the respective accrued obligations had materialised on the date on which the old pension commitments were transferred into the new benefits system2.

Since 2013, the Bank has made annual contributions to the benefits system in favour of executive directors and senior executives, in proportion to their respective pensionable bases, until they leave the Group or until their retirement within the Group, death, or disability (including, if applicable, during pre-retirement). No contributions will be made with respect to executive directors or senior executives who exercised the option to receive their pension rights as capital prior to the transformation of the defined benefits pension commitments into the current defined forecast contribution system as set out in footnote 2 below.

Mr Rodrigo Echenique’s contract does not provide for any charge to Banco Santander regarding benefits, without prejudice to the pension rights to which Mr Echenique was entitled prior to his appointment as executive director.

The benefit plan is outsourced to Santander Seguros y Reaseguros, Compañía Aseguradora, S.A., and the economic rights of the foregoing directors under this plan belong to them regardless of whether or not they are active at the Bank at the time of their retirement, death or disability. The contracts of these directors do not provide for any severance payment in the event of termination other than as may be required by law.

1 As provided in the contracts of the executive directors prior to 2012, Mr Matías Rodríguez Inciarte exercised the option to receive accrued pensions (or similar amounts) in the form of capital, i.e., in a lump sum, which means that he ceased to accrue pensions from such time, with a fixed capital amount to be received, which shall be updated at the agreed interest rate.

2 In the case of Mr Matías Rodríguez Inciarte, the initial balance corresponded to the amount that was set when, as described above, he exercised the option to receive a lump sum, and includes the interest accrued on this amount from that date.

In accordance with the provisions of the remuneration regulations, contributions made that are calculated on variable remuneration are subject to the discretionary pension benefits regime. Under this regime, these contributions are subject to malus clauses and clawback according to the policy in force at any time and during the same period in which the variable remuneration is deferred. Likewise, they must be invested in Bank shares for a period of five years from the date of the termination of executive directors in the Group, whether or not as a result of retirement. After that period, the amount invested in shares will be invested together with the remainder of the accumulated balance of the executive director, or will be paid to him or her beneficiaries had there been any contingency covered by the forecasting system.

Until March 2018, the system also included a supplementary benefits scheme for cases of death (death of spouse and death of parent) and permanent disability of serving directors envisaged in the contracts of Ms Ana Botín and Mr José Antonio Álvarez. This benefit gave the widow/widower and any children under the age of 25 in the event of death, or the director in case of disability, the right to a pension supplemental to the pension they would have been entitled to receive from social security up to an annual maximum amount equal to their respective pensionable bases, as indicated above in connection with pre-retirement (in Mr Álvarez’s case, referring to his fixed remuneration as chief executive officer), with certain deductions.

As per the director´s remuneration policy approved at the March 23, 2018 general shareholder´s meeting, in 2018 the system has been changed with a focus on:

•	Aligning the annual contributions with practices of comparable institutions.
•	Reducing future liabilities by eliminating the supplementary benefits scheme in the event of death (death of spouse or parent) and permanent disability of serving directors.
•	No increase in total costs for the Bank.

The changes to the system in 2018 are the following:

•

Fixed and variable pension contributions have been reduced to 22% of the respective pensionable bases. The gross annual salaries and the benchmark variable remuneration have been increased in the corresponding amount with no increase in total costs for the Bank.

•

The death and disability supplementary benefits have been eliminated since April 1, 2018. A fixed remuneration supplement (included in other remunerations in section a.iii in this note) was implemented on the same date.

•	The total amount insured for life and accident insurance has been increased.

The provisions recognised in 2018 and 2017 for retirement pensions and supplementary benefits (surviving spouse and child benefits, and permanent disability) were as follows:

	Thousand of
	euros
	2018	2017
Ms Ana Botín-Sanz de Sautuola y O’Shea	1,234	2,707
Mr José Antonio Álvarez Álvarez	1,050	2,456
	2,284	5,163

Following is a detail of the balances relating to each of the executive directors under the welfare system at December 31, 2018 and 2017:

	Thousand of
	euros
	2018	2017
Ms Ana Botín-Sanz de Sautuola y O’Shea (1)	46,093	45,798
Mr José Antonio Álvarez Álvarez	16,630	16,151
Mr Rodrigo Echenique Gordillo (2)	13,614	13,957
Mr Matías Rodríguez Inciarte (3)	—	—
	76,337	75,906

(1)	Includes the amounts relating to the period of provision of services at Banesto, externalised with another insurance company.

(2)

Executive director since January 16, 2015 Mr. Rodrigo Echenique Gordillo doesn´t participate in the pension system and the right to the bank to make contributions in its favour in this regard. The amount at December 31, 2018 and 2017, corresponds to him prior to his appointment as executive director in January 2015.

(3)	Ceased to be a member of the Board on November 28, 2017, retained their pension rights as of December 31,, 2017 amounted to EUR 48,750 thousand.

The payments made during 2018 to the members of the Board entitled to post-employment benefits amount to EUR 0.9 million (EUR 0.9  million in 2017).

d)   Insurance

The Group has taken out life insurance policies for the Bank’s directors, who will be entitled to receive benefits if they are declared disabled; in the event of death, the benefits will be payable to their heirs. The premiums paid by the Group are included in the Other remuneration column of the table shown in Note 5.a.iii above. Also, the following table provides information on the sums insured for the Bank’s executive directors:

	Insured capital
	(Thousand of euros)
	2018	2017
Ms. Ana Botín-Sanz de Sautuola y O’Shea	22,710	7,500
Mr. José Antonio Álvarez Álvarez	19,694	6,000
Mr. Rodrigo Echenique Gordillo	5,400	4,500
Mr. Matías Rodríguez Inciarte (1)	—	—
	47,804	18,000

(1)	Ceased to be member of the board on November 28, 2017. The insured capital at December 31, 2017 amounted to EUR 5,131 thousand.

The insured capital has changed for in 2018 as Ms Ana Botín and Mr José Antonio Alvarez as part of the pension transformation set out in Note 5.c) above, that has encompassed the elimination of the supplementary benefits and the increase of the life insurance annuities.

During years 2018 and 2017, the Group has disbursed a total amount of EUR 10.1 and 10.5 million, respectively, for the payment of civil-liability insurance premiums. These premiums correspond to several civil-liability insurance policies that hedge, among others, directors, senior executives and other managers and employees of the Group and the Bank itself as well as its subsidiaries, in light of certain types of potential claims, for which it is not possible to disaggregate or individualize the amount that correspond to the directors and executives.

At December 31, 2018 and 2017, there were no obligations in this connection to other directors.

e)    Deferred variable remuneration systems

The following information relates to the maximum number of shares to which the executive directors are entitled at the beginning and end of 2018 and 2017 due to their participation in the deferred variable remuneration systems, which instrumented a portion of their variable remuneration relating to 2018 and prior years, as well as on the deliveries, whether shares or cash, made to them in 2018 and 2017 where the conditions for the receipt thereof had been met (see Note 47):

i) Deferred conditional variable remuneration plan

From 2011 to 2015, the bonuses of executive directors and certain executives (including senior management) and employees who assume risk, who perform control functions or receive an overall remuneration that puts them on the same remuneration level as senior executives and employees who assume risk (all of whom are referred to as identified staff) have been approved by the Board of Directors and instrumented, respectively, through various cycles of the deferred conditional variable remuneration plan. Application of these cycles, insofar as they entail the delivery of shares to the plan beneficiaries, was authorized by the related Annual General Meetings.

The purpose of these plans is to defer a portion of the bonus of the plan beneficiaries (60% in the case of executive directors) over a period of five years (three years for the plans approved up to 2014) for it to be paid, where appropriate, in cash and in Santander shares; the other portion of the bonus is also to be paid in cash and Santander shares, upon commencement of the cycles, in accordance with the rules set forth below.

In addition to the requirement that the beneficiary remains in Santander Group’s employ, the accrual of the deferred remuneration is conditional upon none of the following circumstances existing -in the opinion of the Board of Directors following a proposal of the remuneration committee- in relation to the corresponding year in the period prior to each of the deliveries: (i) poor financial performance of the Group; (ii) breach by the beneficiary of internal regulations, including, in particular, those relating to risks; (iii) material restatement of the Group’s consolidated financial statements, except when it is required pursuant to a change in accounting standards; or (iv) significant changes in the Group’s economic capital or its risk profile. All the foregoing shall in each case be governed by the rules of the relevant plan cycle.

On each delivery, the beneficiaries will be paid an amount in cash equal to the dividends paid for the amount deferred in shares and the interest on the amount deferred in cash. If the Santander Dividendo Elección scrip dividend scheme is applied, payment will based on the price offered by the Bank for the bonus share rights corresponding to those shares.

The maximum number of shares to be delivered is calculated taking into account the daily volume-weighted average prices for the 15 trading sessions prior to the date on which the Board of Directors approves the bonus for the Bank’s Executive Directors for each year.

This plan and the Performance Shares (ILP) plan described below have been integrated for the executive directors and other senior managers in the deferred variable compensation plan linked to multiannual objectives, in the terms approved by the General Meeting of Shareholders held on March 18, 2016.

ii) Performance shares plans (ILP)

The annual general meeting held on March 27, 2015 approved the second cycle of the performance shares plan. The accrual of this long-term incentive plan (LTI) and its amount are conditional on the performance of certain metrics of Banco Santander between 2015 and 2017, as well as compliance with the remaining conditions of the plan until the end of the accrual period (December 31, 2018). The maximum benchmark LTI in number of shares for executive directors was set by the board at the end of 2015.

At year-end 2018, the corresponding amounts to be received by each exclusive director in relation to LTI (the accrued LTI amount) was established taking into account the performance of the following indicators: (1) ranking of Santander´s earning per share growth for the 2015-2017 period compared to a peer group of 17 credit institutions; (2) ROTE in 2017; (3) number of principal markets in which Santander is in the Top 3 of the best banks to work for in 2017; (4) number of principal markets in which Santander is in the Top 3 of the best banks on the customer satisfaction index in 2017; (5) retail loyal clients at December 31, 2017; and (6) SME and corporate loyal clients at December 31, 2017. The overall compliance of the plan was assessed by the Board at the 65.67%.

As a result of the aforementioned process and following a proposal by the remuneration committee, the board of directors approved the following number of shares to be paid in 2019:

	Number of shares
	Approved
	maximum LTI		Final number
	amount (1)	Ratio	of shares
Ms Ana Botín-Sanz de Sautuola y O’Shea	187,070	65.67%	122,849
Mr José Antonio Álvarez Álvarez	126,279	65.67%	82,927
Mr Rodrigo Echenique Gordillo	93,540	65.67%	61,428
Total	406,889		267,204

(1)	91.50% of the maximum established benchmark approved at the AGM on March 27, 2015.

With regards to the ILP of 2014 (see Note 47), in both 2017 and 2018, the position achieved in the Total Return for the Shareholders has not been such that determines the accrual of the second and third thirds. Therefore, the plan has expired.

iii) Deferred variable compensation plan linked to multiannual objectives

In 2016, with the aim of simplifying the remuneration structure, improving risk adjustment before and increasing the incidence of long-term objectives, the bonus plan (deferred and conditioned variable compensation plan) and ILP were replaced by one single plan, the deferred multiyear objectives variable remuneration plan. The variable remuneration of executive directors and certain executives (including senior management) corresponding to 2018 has been approved by the Board of Directors and implemented through the third cycle of the deferred variable remuneration plan linked to multi-year objectives. The application of the plan, thus far as it entails the delivery of shares to the beneficiaries, was authorized by the annual General Meeting of Shareholders.

As indicated in section a.ii of this Note, 60% of the variable remuneration amount is deferred for five years (three years for certain beneficiaries, not including executive directors), for their payment, where appropriate by fifth parties provided that the conditions of permanence in the group and non-concurrence of the clauses malus are met, according to the following accrual scheme:

•	The accrual of the first and second parts (instalments in 2020 and 2021) is not subject to the fulfilment of long-term objectives.
•

The accrual of the third, fourth and fifth parts is linked to the fulfilment of certain objectives related to the period 2018‑2020 and the metrics and scales associated with those objectives. These objectives are:

o	the growth of consolidated earnings per share in 2020 compared to 2017;
o	the relative performance of the Bank’s total shareholder return (RTA) in the period 2018‑2020 in relation to the weighted RTAs of a reference group of 17 credit institutions;
o	compliance with the fully loaded ordinary level 1 capital objective for the year 2020;

Compliance with the above objectives determines the percentage to be applied to the deferred amount in these three annuities, the maximum being the amount determined at the end of the year 2018 when the total variable remuneration is approved.

Both the immediate (short-term) and each of the deferred (long-term and conditioned) portions are paid 50% in cash and the remaining 50% in Santander shares.

The accrual of deferred amounts (whether or not subject to performance measures) is conditioned, in addition to the permanence of the beneficiary in the Group, to the fact that during the period prior to each of the deliveries, none of the circumstances giving rise to the malus clause as set out in the Group’s remuneration policy in its chapter related to malus and clawback. Likewise, the already paid amounts of the incentive will be subject to its possible recovery (clawback) by the Bank in the cases and during the term foreseen in said policy, always in the terms and conditions that are foreseen in it.

The application of malus and clawback is activated in cases in which there is poor financial performance of the entity as a whole or of a specific division or area of the entity or of the exposures generated by the personnel, and at least the following factors must be considered:

(i)	Significant failures in risk management committed by the entity, or by a business unit or risk control.
(ii)	The increase suffered by the entity or by a business unit of its capital needs, not foreseen at the time of generation of the exposures.
(iii)	Regulatory sanctions or judicial sentences from events that could be attributable to the unit or the personnel responsible for those. Also, the breach of internal codes of conduct of the entity.
(iv)

Irregular conduct, whether individual or collective. The negative effects derived from the marketing of inappropriate products and the responsibilities of the people or bodies that made those decisions will be specially considered.

The maximum number of shares to be delivered is calculated by taking into account the weighted average daily volume of weighted average prices for the fifteen trading sessions prior to the previous Friday (excluded) the date on which the bonus is agreed by the board of executive directors of the Bank.

iv) Shares assigned by deferred variable remuneration plans

The following table shows the number of Santander shares assigned to each executive director and pending delivery as of January 1, 2017, December 31, 2017 and 2018, as well as the gross shares that were delivered to them in 2017 and 2018, either in the form of an immediate payment or a deferred payment. In this case after having been appraised by the board, at the proposal of the remuneration committee, that the corresponding one-fifth (one third until 2014) of each plan had accrued. They bring cause of each of the plans through which the variable remunerations of deferred conditional variable remuneration plans in 2013, 2014 and 2015 and of the deferred conditional and linked to multiannual objectives 2018, 2017 and 2016.

In order to mitigate the dilutive effect (and, therefore, not linked to the performance of the Group) of the capital increase with preferential subscription rights of the Bank that took place on July 2017 in certain cycles of the deferred compensation and long term incentive plans, the increase in the number of shares to be delivered to its beneficiaries was approved, considering for this a valuation of preferential subscription rights equivalent to their theoretical value, EUR 0.1047 per right. The effect of increasing the number of shares is detailed in the corresponding column of the table below.

		Shares	Shares	Shares	Shares				Shares	Shares			Variable
	Maximum	delivered	delivered	delivered	delivered	Shares	Variable		delivered	delivered	Shares	Shares	remuneration	Maximum
	number of	in 2017	in 2017	in 2017	in 2017	arising from	remuneration	Maximum	in 2018	in 2018	delivered	delivered	2018	number
	shares to be	(immediate	(deferred	(deferred	(deferred	the capital	2017 (maximum	number	(immediate	(deferred	in, 2018 (deferred	in, 2018 (deferred	(maximum	of shares
	delivered at	payment 2016	payment 2014	payment 2013	payment 2012	increase of	number of	of shares to be	payment 2016	payment 2015	payment 2014	payment 2013	number of	to be delivered at
Share-based	January 1,	variable	variable	variable	variable	July	shares to be	delivered at	variable	variable	variable	variable	shares to be	December 31,
variable remuneration	2017	remuneration)	remuneration)	remuneration)	remuneration)	2017	delivered)	December 31, 2017	remuneration)	remuneration)	remuneration)	remuneration)	delivered) (1)	2018(4)
2013 variable remuneration
Ms. Ana Botín-Sanz Sautuola y O’Shea	33,120				(33,120)							—
Mr. José Antonio Álvarez Álvarez(2)	19,561				(19,561)							—
Mr. Matías Rodríguez Inciarte	34,547				(34,547)							—
	87,228				(87,228)							—
2014 variable remuneration
Ms. Ana Botín-Sanz Sautuola y O’Shea	121,630			(60,814)		905		61,721			—	(61,721)		—
Mr. José Antonio Álvarez Álvarez(2)	52,484			(26,242)		390		26,632			—	(26,632)		—
Mr. Matías Rodríguez Inciarte(3)	92,725			(46,363)		690		47,052			—	(47,052)		—
	266,839			(133,419)		1,985		135,405			—	(135,405)		—
2015 variable remuneration
Ms. Ana Botín-Sanz Sautuola y O’Shea	317,300		(63,460)			3,777		257,617		—	(64,404)			193,213
Mr. José Antonio Álvarez Álvarez (2)	210,914		(42,183)			2,511		171,242		—	(42,811)			128,431
Mr. Rodrigo Echenique Gordillo	156,233		(31,247)			1,860		126,846		—	(31,712)			95,134
Mr. Matías Rodríguez Inciarte	216,671		(43,334)			2,579		175,916		—	(43,979)			131,937
	901,118		(180,224)			10,727		731,621		—	(182,906)			548,715
2016 variable remuneration
Ms. Ana Botín-Sanz Sautuola y O’Shea	592,043	(236,817)				5,286		360,512	—	(72,102)				288,410
Mr. José Antonio Álvarez Álvarez(2)	399,607	(159,843)				3,568		243,332	—	(48,667)				194,665
Mr. Rodrigo Echenique Gordillo	295,972	(118,389)				2,643		180,226	—	(36,046)				144,180
Mr. Matías Rodríguez Inciarte	352,455	(140,982)				3,147		214,620	—	(42,924)				171,696
	1,640,077	(656,031)				14,644		998,690	—	(199,739)				798,951
2017 variable remuneration
Ms. Ana Botín-Sanz Sautuola y O’Shea							574,375	574,375	(229,750)				—	344,625
Mr. José Antonio Álvarez Álvarez (2)							384,118	384,118	(153,647)				—	230,471
Mr. Rodrigo Echenique Gordillo							299,346	299,346	(119,738)				—	179,608
Mr. Matías Rodríguez Inciarte(3)							292,771	292,771	(117,108)				—	175,662
							1,550,610	1,550,610	(620,243)				—	930,366
2018 variable remuneration
Ms. Ana Botín-Sanz Sautuola y O’Shea							—	—					860,865	860,865
Mr. José Antonio Álvarez Álvarez(2)							—	—					575,268	575,268
Mr. Rodrigo Echenique Gordillo							—	—					456,840	456,840
							—	—					1,892,973	1,892,973

(1)

For each director, 40% of the shares indicated correspond to the short-term variable (or immediate payment). The remaining 60% is deferred for delivery, where appropriate, by fifths in the next five years, the last three being subject to the fulfilment of multiannual objectives.

(2)	Maximum number of shares resulting from their participation in the corresponding plans during their stage as general manager.
(3)

Ceased to be a member of the Board on November 28, 2017. The shares corresponding to his variable remuneration between November 28, 2017 and January 2, 2018 as executive vice president are included in Note 5.g.

(4)

In addition, Mr. Ignacio Benjumea Cabeza de Vaca maintains the right to a maximum of 106,113 shares arising from his participation in the corresponding plans during his term as executive vice president.

Also, the table below show the cash delivered in 2018 and 2017, by way of either immediate payment or deferred payment, in the latter case once the Board had determined, at the proposal of the remuneration committee that one-third relating to each plan had accrued:

	Thousand of euros
	2018		2017
		Cash		Cash paid
		paid		(one-third of
		(deferred		deferred
	Cash paid	payments from	Cash paid	payment
	(immediate	2016, 2015	(immediate	2015, 2014
	payment 2017	and	payment 2016	and
	variable	2014 variable	variable	2013 variable
	remuneration)	remuneration)	remuneration)	remuneration)
Ms. Ana Botín-Sanz de Sautuola y O’Shea	1,370	947	1,205	825
Mr. José Antonio Álvarez Álvarez (1)	916	574	814	461
Mr. Rodrigo Echenique Gordillo	714	305	603	124
Mr. Matías Rodríguez Inciarte (2)	—	—	718	690
	3,000	1,826	3,339	2,099

(1)	Includes paid cash corresponding to his participation in the corresponding plans during the time as executive vice president.
(2)

Ceased to be a member of the Board on November 28, 2017. The cash paid corresponding to his variable remuneration between November 28, 2017 and January 2, 2018 as executive vice president is included in Note 5.g.

v) Information on former members of the Board of Directors

Following is information on the maximum number of shares to which former members of the Board of Directors who ceased in office prior to January 1, 2017 are entitled for their participation in the various deferred variable remuneration systems, which instrumented a portion of their variable remuneration relating to the years in which they were Executive Directors. Also set forth below is information on the deliveries, whether shares or cash, made in 2018 and 2017 to former board members, upon achievement of the conditions for the receipt thereof (see Note 47):

Maximum number of shares to be delivered (1)	2018	2017
Deferred conditional variable remuneration plan (2014)	—	101,537
Deferred conditional variable remuneration plan (2015)	50,604	67,472
Plan performance shares (ILP 2015)	33,785	51,447
Deferred conditional variable remuneration plan (2016)	—	—

Number of shares delivered	2018	2017
Deferred conditional variable remuneration plan (2013)	—	80,718
Deferred conditional variable remuneration plan (2014)	101,537	100,049
Deferred conditional variable remuneration plan (2015)	16,868	16,621
Deferred conditional variable remuneration plan (2016)	—	—

(1)At the proposal of the remuneration committee, the board of directors approved adjusting the maximum number of shares to mitigate the dilutive effect of the capital increase with pre-emptive subscription rights of July 2017 as described in iv) below. The actions derived from this adjustment are 3,233 shares. At year-end 2018, the overall compliance of the 2015 LTI Plan was assessed by the Board at the 65.67%.

In addition, EUR 685 thousand and EUR 1,224 thousand relating to the deferred portion payable in cash of the aforementioned plans were paid each in 2018 and 2017.

f)     Loans

The Group’s direct risk exposure to the Bank’s directors and the guarantees provided for them are detailed below. These transactions were made on terms equivalent to those that prevail in arm’s-length transactions or the related compensation in kind was recognised:

	Thousand of euros
	2018			2017
	Loans			Loans
	and			and
	credits	Guarantees	Total	credits	Guarantees	Total
Ms. Ana Botín-Sanz de Sautuola y O’Shea	18	—	18	10	—	10
Mr. José Antonio Álvarez Álvarez	8	—	8	9	—	9
Mr. Bruce Carnegie-Brown	—	—	—	—	—	—
Mr. Matías Rodríguez Inciarte (1)	—	—	—	—	—	—
Mr. Rodrigo Echenique Gordillo	29	—	29	22	—	22
Mr. Javier Botín-Sanz de Sautuola y O’Shea	15	—	15	17	—	17
Ms. Sol Daurella Comadran	53	—	53	27	—	27
Mr.Carlos Fernandez Gonzalez	12	—	12	—	—	—
Ms. Esther Gimenez-Salinas i Colomer	1	—	1	—	—	—
Mr. Ignacio Benjumea Cabeza de Vaca	—	—	—	—	—	—
Ms. Belén Romana García	21	—	21	3	—	3
Mr. Guillermo de la Dehesa Romero	21	—	21	—	—	—
	178	—	178	88	—	88

(1)    Ceased to be a board director on November 28, 2017. On December 31, 2017, to loans and credits amounted to EUR 13 thousand.

g)Senior managers

The table below includes the amounts relating to the short-term remuneration of the members of senior management at December 31, 2018 and those at December 31, 2017, excluding the remuneration of the executive directors, which is detailed above:

Thousand of euros
Short-term salaries and deferred remuneration
Variable
remuneration
			(bonus) -		Deferred
			Immediate		variable
			payment		remuneration
	Number of		In	In	In	In		Other
Year	persons	Fixed	cash	shares (2)	cash	shares	Pensions	remuneration (1)	Total (3)
2018	18	22,475	8,374	8,374	3,791	3,791	6,193	7,263	60,261
2017	19	17,847	8,879	8,879	4,052	4,052	13,511	7,348	64,568

(1)	Includes other remuneration items such as life insurance premiums and localization aids totalling EUR 1,641 thousand (2017: EUR 692 thousand).
(2)

The amount of the immediate payment in shares for 2018 relates to Santander shares 1,936,037 (2017: 1,430,143 Santander shares and 225,564 shares of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México.

(3)

Additionally, and as a result of the incorporation and compensation agreements of long-term and deferred compensation lost in previous jobs, compensations were agreed in 2017 for the amount of EUR 4,650 thousand and 648,457 shares of Banco Santander, S.A. These compensations are partially subject to deferral and / or recovery in certain cases.

Also, the detail of the breakdown of the linked to multiannual objective salaries of the members of senior management at December 31, 2018 and 2017 is provided below. These remuneration payments shall be received, as the case may be, in the corresponding deferral periods upon achievement of the conditions stipulated for each payment (see Note 47):

	Thousand of euros
		Variable remuneration subject to long-term objectives (1)
Year	Number of people	Cash payment	Share payment	Total
2018	18	3,981	3,981	7,962
2017	19	4,255	4,255	8,510

(1)

Relates in 2018 with the fair value of the maximum annual amounts for years 2022, 2023 and 2024 of the third cycle of the deferred conditional variable remuneration plan (2021, 2022 and 2023 for the first cycle of the deferred variable compensation plan linked to annual objectives for the year 2017).

Also, executive vice presidents who retired in 2018 and, therefore, were not members of senior management at year-end, received in 2018 salaries and other remuneration relating to their retirement amounting to EUR 1,861 thousand (EUR 5,237 thousand in 2017), however, the right to obtain variable remuneration, like subject to long-term objectives has not been generated as part of the senior management (2017: EUR 999 thousand).

Other than Executive directors the average total remuneration awarded in 2018 to women senior managers is 0.7% higher than the average remuneration of men senior managers.

Following is a detail of the maximum number of Santander shares that the members of senior management at each plan grant date (excluding executive directors) were entitled to receive at December 31, 2018 and 2017 relating to the deferred portion under the various plans then in force (see Note 47):

Maximum number of
shares to be delivered (1)	2018	2017

Deferred conditional variable remuneration plan (2014)	—	323,424
Deferred conditional variable remuneration plan (2015)	705,075	1,296,424
Performance shares plan ILP (2015)	515,456	1,050,087
Deferred conditional variable remuneration plan and linked to objectives (2016)	1,079,654	1,854,495
Deferred conditional variable remuneration plan and linked to objectives (2017)	1,434,047	1,779,302
Deferred conditional variable remuneration plan and linked to objectives (2018)	2,192,901	—

(1)

At the proposal of the remuneration committee, the board of directors approved adjusting the maximum number of shares to mitigate the dilutive effect of the capital increase with pre-emptive subscription rights of July 2017 as described in iv) below. The actions derived from this adjustment are 66,339 shares.

In 2018 and 2017, since the conditions established in the corresponding deferred share-based remuneration schemes for prior years had been met, in addition to the payment of the related cash amounts, the following number of Santander shares was delivered to the executive vice presidents:

Number of shares delivered	2018	2017

Deferred conditional variable remuneration plan (2013)	—	226,766
Deferred conditional variable remuneration plan (2014)	248,963	318,690
Deferred conditional variable remuneration plan (2015)	261,109	349,725
Deferred conditional variable remuneration plan and linked to objectives (2016)	258,350	—

As indicated in Note 5.c above, the senior managers participate in the defined benefit system created in 2012, which covers the contingencies of retirement, disability and death. The Bank makes annual contributions to the benefit plans of its senior managers. In 2012, the contracts of the senior managers with defined benefit pension commitments were amended to transform them into a defined contribution system. The system, which is outsourced to Santander Seguros y Reaseguros, Compañía Aseguradora, S.A., gives senior managers the right to receive benefits upon retirement, regardless of whether or not they are active at the Bank at such time, based on contributions to the system, and replaced their previous right to receive a pension supplement in the event of retirement. In the event of pre-retirement, and up to the retirement date, senior managers appointed prior to September 2015 are entitled to receive an annual allowance.

In addition, in application of the provisions of the remuneration regulations, from 2016 (inclusive), a discretionary pension benefit component of at least 15% of the total has been included in contributions to the pension system. Under the regime corresponding to these discretionary benefits, the contributions made that are calculated on variable remunerations are subject to malus and clawback clauses according to the policy in force at each moment and during the same period in which the variable remuneration is deferred.

Likewise, the annual contributions calculated on variable remunerations must be invested in Bank shares for a period of five years from the date of the cessation of senior management in the Group, whether or not as a result of retirement. After that period, the amount invested in shares will be invested together with the rest of the accumulated balance of the senior manager, or he will be paid to him or her beneficiaries if there were any contingency covered by the forecasting system.

The contracts of certain senior managers have gone through the changes set out in note 5.c. for executive directors. The changes, aiming at aligning the annual contributions with practices of comparable institutions and reducing future liabilities by eliminating the supplementary benefits scheme in the event of death (death of spouse or parent) and permanent disability of certain with no increase in total costs for the Bank, are the following:

•	Contributions of the pensionable bases have been reduced. Gross annual salaries have been increased in the corresponding amount with no increases in total costs for the Bank.
•

The death and disability supplementary benefits have been eliminated since January 1, 2018. A fixed remuneration supplement reflected in other remuneration in the table above was implemented on the same date.

•	Thesum insured for the life and accident insurance has been increased.

All the above without an increase in total cost for the Bank.

The balance as of December 31, 2018 in the pension system for those who were part of senior management during the year amounted to EUR: 66.5 million (EUR: 118.7 million in December 31, 2017).

The net charge to income corresponding to pension and supplementary benefits for widows, orphans and permanent invalidity amounted to EUR 6.4 million in 2018 (EUR: 14.5 in December 31, 2017).

In 2018 and 2017 there is no payments in the form of a single payment of the annual voluntary pre-retirement allowance.

Additionally, the capital insured by life and accident insurance at December 31, 2018 of this group amounts to EUR 133.3 million (EUR: 53.6 million at December 31, 2017).

h)Post-employment benefits to former Directors and former executive vice presidents

The post-employment benefits and settlements paid in 2018 to former directors of the Bank, other than those detailed in note 5.c amounted to EUR 13.8 million (2017: EUR 26.2 million). Also, the post-employment benefits and settlements paid in 2018 to former executive vice presidents amounted to EUR 63 million (2017: EUR 17.7 million).

Contributions to insurance policies that hedge pensions and complementary widowhood, orphanhood and permanent disability benefits to previous members of the Bank’s Management Board, amounted to EUR 0.5 million in 2018 (EUR 0.5 million in 2017). Likewise, contributions to insurance policies that hedge pensions and complementary widowhood, orphanhood and permanent disability benefits for previous managing directors amounted to EUR 5.4 million in 2018 (EUR 5.5 million in 2017).

In 2018 a period provision of EUR 0.08 million (release of EUR 0.5 million in 2017) was recognised in the consolidated income statement in connection with the Group’s pension and similar obligations to former directors of the Bank (including insurance premiums for supplementary surviving spouse/child and permanent disability benefits), and no period provision was recognised in relation to former executive vice presidents (2017: a period provision of EUR 5.6 million was recognised).

In addition, Provisions - Pension Fund and similar obligations in the consolidated balance sheet as at December 31, 2018 included EUR 70.2 million in respect of the post-employment benefit obligations to former Directors of the Bank (December 31, 2017: EUR 81.8 million) and EUR 179 million corresponding to former executive vice presidents (2017: EUR 195.8 million).

i)Pre-retirement and retirement

The following executive directors will be entitled to take pre-retirement in the event of termination, if they have not yet reached the age of retirement, on the terms indicated below:

Ms. Ana Botín-Sanz de Sautuola y O’Shea will be entitled to take pre-retirement in the event of termination for reasons other than breach. In such case, she will be entitled to an annual emolument equivalent to her fixed remuneration plus 30% of the average of her latest amounts of variable remuneration, up to a maximum of three. This emolument would be reduced by up to 8% in the event of voluntary retirement before the age of 60. This assignment will be subject to malus and clawback conditions in effect for a period of 5 years. Mr. José Antonio Álvarez Álvarez will be entitled to take pre-retirement in the event of termination for reasons other than his own free will or breach. In such case, he will be entitled to an annual emolument equivalent to the fixed remuneration corresponding to him as executive vice president. This assignment will be subject to malus and clawback conditions in effect for a period of 5 years.

j)Contract termination

The executive directors and senior executives have indefinite-term employment contracts. Executive directors or senior executives whose contracts are terminated voluntarily or due to breach of duties are not entitled to receive any economic compensation. If the Bank terminates the contract for any other reason, they will be entitled to the corresponding legally-stipulated termination benefit, without prejudice to the compensation that corresponds to the non-competition obligations, as detailed in the remuneration policy of the directors

If the Bank were to terminate her contract, Ms. Ana Botín-Sanz de Sautuola y O’Shea would have to remain at the Bank’s disposal for a period of four months in order to ensure an adequate transition, and would receive her fixed salary during that period.

Other non-director members of the Group's senior management, other than those whose contracts were amended in 2012 as indicated above, have contracts which entitle them, in certain circumstances, to an extraordinary contribution to their welfare system in the event of termination for reasons other than voluntary redundancy, retirement, disability or serious breach of duties. These benefits are recognised as a provision for pensions and similar obligations and as a Personnel expenses only when the employment relationship between the Bank and its executives is terminated before the normal retirement date.

k)Information on investments held by the directors in other companies and conflicts of interest

None of the members of the board of directors or persons related to them perform, as independent professionals or as employees, activities that involve effective competition, be it present or potential, with the activities of Banco Santander, S.A., or that, in any other way, place the directors in an ongoing conflict with the interests of Banco Santander, S.A.

Without prejudice to the foregoing, following is a detail of the declarations by the directors with respect to their equity interests in companies not related to the Group whose object is banking, financing or lending; and of the management or governing functions, if any, that the directors discharge thereat.

		Number of
Administrator	Denomination	shares	Functions
Ms. Ana Botín-Sanz de Sautuola y O’Shea	Bankinter, S.A. (1)	5,000,000	—
Mr. Bruce Neil Carnegie-Brown	Moneysupermarket.com Group plc	30,000	President (2)
	Lloyd’s of London Ltd	—	President (2)
Mr. Rodrigo Echenique Gordillo	Mitsubishi UFJ Financial Group (1)	17,500	—
			—
Mr. Guillermo de la Dehesa Romero	Goldman, Sachs & Co. (The Goldman Sachs Group, Inc.)	19,546	—
Mr. Javier Botín-Sanz de Sautuola y O’Shea	Bankinter, S.A.	6,929,853	—
	JB Capital Markets Sociedad de Valores, S.A.	2,077,198	President
Ms. Esther Giménez-Salinas i Colomer	Gawa Capital Partners, S.L.	—	Manager officer (2)
Mr. Ramiro Mato García-Ansorena	BNP Paribas, S.A.	13,806	—

(1)    Indirect ownership.

(2)    Non-executive.

With regard to situations of conflict of interest, as stipulated in Article 40 of the rules and regulations of the Board, the directors must notify the board of any direct or indirect conflict with the interests of the Bank in which they or persons related thereto may be involved. The director involved shall refrain from taking part in discussions or voting on any resolutions or decisions in which the director or any persons related thereto may have a conflict of interest.

Accordingly, the related party transactions carried out during the financial year met the conditions established in the regulations of the board of directors so as not to require a prior favourable report from the audit committee and subsequent authorisation from the board of directors.

In addition, during the 2018 financial year there were 60 occasions in which, in accordance with the provisions of article 36.1 (b) (iii) of the Regulations of the Board, the directors have abstained from intervening and voting in the deliberation of matters in the sessions of the board of directors or its committees. The breakdown of the 60 cases is as follows: on 26 occasions they were due to proposals for the appointment, re-election or resignation of directors, as well as the appointment of members of board committees or in Group companies or related to them; on 30 occasions it was about retributive aspects or the granting of loans or credits; on 1 occasion when investment or financing proposals or other risk operations were discussed in favour of companies related to different directors and on 3 occasions the abstention occurred in relation to the annual verification of the directors' nature.

6.     Loans and advances to central banks and credit institutions

The detail, by classification, type and currency, of Loans and advances to central banks and credit institutions in the consolidated balance sheets is as follows:

	Million of euros
	2018 (*)	2017	2016

CENTRAL BANKS
Classification:
Financial assets held for trading	—	—	—
Non-trading financial assets mandatorily at fair value through profit or loss	—
Financial assets designated at fair value through profit or loss	9,226	—	—
Financial assets designated at fair value through other comprehensive income	—
Financial assets at amortised cost	15,601
Loans and receivables	—	26,278	27,973
	24,827	26,278	27,973
Type:
Time deposits	15,601	17,359	14,445
Reverse repurchase agreements	9,226	8,919	13,528
Impaired assets	—	—	—
Valuation adjustments for impairment	—	—	—
	24,827	26,278	27,973

CREDIT INSTITUTIONS
Classification:
Financial assets held for trading	—	1,696	3,221
Non-trading financial assets mandatorily at fair value through profit or loss	2
Financial assets designated at fair value through profit or loss	23,097	9,889	10,069
Financial assets designated at fair value through other comprehensive income	—
Financial assets at amortised cost	35,480
Loans and receivables	—	39,567	35,424
	58,579	51,152	48,714

Type:
Time deposits	10,759	8,169	6,577
Reverse repurchase agreements	33,547	21,765	20,867
Non- loans advances	14,283	21,232	21,281
Impaired assets	2	4	4
Valuation adjustments for impairment	(12)	(18)	(15)
	58,579	51,152	48,714

Currency:
Euro	24,801	23,286	24,278
Pound sterling	4,073	5,582	4,337
US dollar	19,238	15,325	11,996
Brazilian real	28,310	28,140	32,013
Other currencies	6,984	5,097	4,063
TOTAL	83,406	77,430	76,687

(*)    See reconciliation of IAS39 as of December 31, 2017 to IFRS9 as of January 1, 2018 (Note 1.b).

The loans and advances classified under Financial assets designated at fair value through profit or loss consist of assets of Spanish and foreign institutions acquired under reverse repurchase agreements.

The loans and advances to credit institutions classified under Financial assets at amortised cost (IFRS9) and Loans and receivables (IAS39) are mainly time accounts and deposits.

Note 51 contains a detail of the residual maturity periods of Financial assets at amortised cost (IFRS9) and Loans and receivables (IAS39) and of the related average interest rates.

At December 31, 2018 the exposure and the loan loss provision by impairment stage of assets accounted for under IFRS9 amounts to EUR 51,090 million and EUR 12 million in stage 1, EUR 1 million without loan loss provision in stage 2, and EUR 2 million without loan loss provision in stage 3.

7.     Debt instruments

a)    Detail

The detail, by classification, type and currency, of Debt instruments in the consolidated balance sheets is as follows:

	Million of euros
	2018 (*)	2017	2016

Classification:
Financial assets held for trading	27,800	36,351	48,922
Non-trading financial assets mandatorily at fair value through profit or loss	5,587
Financial assets designated at fair value through profit or loss	3,222	3,485	3,398
Financial assets designated at fair value through other comprehensive income	116,819
Financial assets available-for-sale	—	128,481	111,287
Financial assets at amortised cost	37,696
Loans and receivables	—	17,543	13,237
Held-to-maturity investments	—	13,491	14,468
	191,124	199,351	191,312
Type:
Spanish government debt securities (**)	50,488	59,186	45,696
Foreign government debt securities	99,959	99,424	103,070
Issued by financial institutions	10,574	12,155	16,874
Other fixed-income securities	29,868	28,299	25,397
Impaired financial assets	870	1,017	773
Impairment losses	(635)	(730)	(498)
	191,124	199,351	191,312
Currency:
Euro (**)	76,513	93,250	73,791
Pound sterling	19,153	16,203	16,106
US dollar	22,864	25,191	31,401
Brazilian real	40,871	39,233	43,370
Other currencies	32,358	26,204	27,142
Total gross	191,759	200,081	191,810
Impairment losses	(635)	(730)	(498)
	191,124	199,351	191,312

(*)     See reconciliation of IAS39 as of December 31, 2017 to IFRS9 as of January 1, 2018 (Note 1.b).

(**)  The increase in 2017 corresponds mainly to Banco Popular Español, S.A.U. acquisition.

At December 31, 2018 the exposure by impairment stage of the book assets under IFRS9 amounted to EUR 154,164 million in stage 1, EUR 117 million in stage 2, and EUR 870 million in stage 3, respectively.

b)Breakdown

The breakdown, by origin of the issuer, of Debt instruments at December 31, 2018, 2017 and 2016, net of impairment losses, is as follows:

	Million of euros
	2018				2017				2016
	Private	Public			Private	Public			Private	Public
	fixed-income	fixed-income	Total	%	fixed-income	fixed-income	Total	%	fixed-income	fixed-income	Total	%

Spain	4,748	50,488	55,236	28.90%	5,272	59,186	64,458	32.33%	6,153	45,696	51,849	27.10%
United Kingdom	5,615	9,512	15,127	7.91%	4,339	10,717	15,056	7.55%	3,531	11,910	15,441	8.07%
Portugal	3,663	6,943	10,606	5.55%	3,972	7,892	11,864	5.95%	4,068	7,689	11,757	6.15%
Italy (*)	857	3,134	3,991	2.09%	1,287	7,171	8,458	4.24%	1,035	3,547	4,582	2.40%
Ireland (**)	4,543	2	4,545	2.38%	3,147	2	3,149	1.58%	518	—	518	0.27%
Poland	683	10,489	11,172	5.85%	772	6,619	7,391	3.71%	707	6,265	6,972	3.64%
Other European countries	6,101	1,518	7,619	3.99%	7,195	1,733	8,928	4.48%	7,203	1,736	8,939	4.67%
United States	6,833	10,362	17,195	9.00%	7,986	11,670	19,656	9.86%	10,559	13,058	23,617	12.34%
Brazil	5,285	36,583	41,868	21.91%	4,729	34,940	39,669	19.90%	5,364	39,770	45,134	23.59%
Mexico	520	11,325	11,845	6.20%	461	9,478	9,939	4.99%	587	10,628	11,215	5.86%
Chile	79	2,729	2,808	1.47%	62	4,071	4,133	2.07%	1,315	3,643	4,958	2.59%
Other American countries	1,111	1,375	2,486	1.30%	755	913	1,668	0.84%	782	1,262	2,044	1.07%
Rest of the world	639	5,987	6,626	3.47%	764	4,218	4,982	2.50%	724	3,562	4,286	2.24%
	40,677	150,447	191,124	100%	40,741	158,610	199,351	100%	42,546	148,766	191,312	100%

(*)    Of the exposure in Italy, EUR 1,855 million corresponds to bonds sold in forward.

(**)  Includes mainly UK securities issued by Irish vehicles with underlying risk UK.

The detail, by issuer rating, of Debt instruments at December 31, 2018, 2017 and 2016 is as follows:

	Million of euros
	2018				2017				2016
	Private	Public			Private	Public			Private	Public
	fixed-income	fixed-income	Total	%	fixed-income	fixed-income	Total	%	fixed-income	fixed-income	Total	%

AAA	18,901	834	19,735	10.33%	16,239	924	17,163	8.61%	18,916	1,008	19,924	10.41%
AA	2,715	20,966	23,681	12.39%	2,714	23,522	26,236	13.16%	1,632	29,639	31,271	16.35%
A	3,464	69,392	72,856	38.12%	4,373	8,037	12,410	6.23%	2,928	3,285	6,213	3.25%
BBB	5,093	21,837	26,930	14.09%	6,449	91,012	97,461	48.89%	7,579	66,955	74,534	38.96%
Below BBB	668	37,412	38,080	19.92%	2,393	35,109	37,502	18.81%	4,751	47,872	52,623	27.51%
Unrated	9,836	6	9,842	5.15%	8,573	6	8,579	4.30%	6,740	7	6,747	3.53%
	40,677	150,447	191,124	100%	40,741	158,610	199,351	100%	42,546	148,766	191,312	100%

The distribution of the exposure by rating level of the previous table has been affected by the different ratings reviews of the sovereign issuers that have occurred in recent years. Thus, the principal changes in 2018 have been Spain and Poland which went from BBB+ to A-. Likewise, the main revisions during 2017 were Portugal that went from BB+ to BBB- and Chile from AA- to A+. During 2016 United Kingdom went from AAA to AA, Poland went from A to BBB, and Argentina that did not have a rating went to B-.

The detail, by type of financial instrument, of Private fixed-income securities at December 31, 2018, 2017 and 2016, net of impairment losses, is as follows:

	Million of euros
	2018	2017	2016

Securitised mortgage bonds	2,942	2,458	1,584
Other asset-backed bonds	9,805	5,992	2,803
Floating rate debt	13,721	13,756	11,818
Fixed rate debt	14,209	18,535	26,341
Total	40,677	40,741	42,546

c)Impairment losses

The changes in the impairment losses on Debt instruments are summarised below:

	Million of euros
	2018 (*)	2017	2016

Balance at beginning of year	704	498	291
Net impairment losses for the year (**)	43	348	380
Of which:
Impairment losses charged to income	138	386	423
Impairment losses reversed with a credit to income	(95)	(38)	(43)
Exchange differences and other items	(112)	(116)	(172)
Balance at end of year	635	730	498
Of which:
By geographical location of risk:
European Union	22	30	40
Latin America	613	700	458

(**) Of which:
Loans and advances	—	348	405
Financial assets at amortised cost	43
Financial assets available for sale	—	—	(25)
Financial assets designated at fair value through other comprehensive income	—

(*)    See reconciliation of IAS39 as of December 31, 2017 to IFRS9 as of January 1, 2018 (Note 1.b).

At December 31, 2018 the loan loss provision by impairment stage of the assets accounted for under IFRS9 amounted to EUR 30 million in stage 1, EUR 9 million in stage 2, and EUR 596 million in stage 3.

8.     Equity instruments

a)	Breakdown

The detail, by classification and type, of Equity instruments in the consolidated balance sheets is as follows:

	Million of euros
	2018 (*)	2017	2016
Classification:
Financial assets held for trading	8,938	21,353	14,497
Non-trading financial assets mandatorily at fair value through profit or loss	3,260
Financial assets designated at fair value through profit or loss	—	933	546
Financial assets designated at fair value through other comprehensive income	2,671
Financial assets available-for-sale	—	4,790	5,487
	14,869	27,076	20,530
Type:
Shares of Spanish companies	3,448	4,199	3,098
Shares of foreign companies	9,107	20,448	15,342
Investment fund shares	2,314	2,429	2,090
	14,869	27,076	20,530

(*)    See reconciliation of IAS39 as of December 31, 2017 to IFRS9 as of January 1, 2018 (Note 1.b).

Note 29 contains a detail of the Other comprehensive income, recognised in equity, on Financial assets designated at fair value through other comprehensive income (IFRS9) and Financial assets available-for-sale, and also the related impairment losses (IAS39).

b)    Changes

The changes in Financial assets at fair value through other comprehensive income (IFRS9), and Financial assets available-for-sale (IAS39) were as follows:

	Million of euros
	2018 (*)	2017	2016

Balance at beginning of the year	3,169	5,487	4,849
Net additions (disposals)	(324)	(331)	(294)
Of which:
Visa Europe, Ltd.	—	—	(263)
Valuation adjustment and other items	(174)	(366)	932
Balance at end of year	2,671	4,790	5,487

(*)    See reconciliation of IAS39 as of December 31, 2017 to IFRS9 as of January 1, 2018 (Note 1.b).

Visa Europe, Ltd.

On June 21, 2016 the Group disposed its Visa Europe, Ltd. stake, classified as available for sale, obtaining a gain net of taxes of EUR 227 million (see Note 44 Gains or losses on financial assets and liabilities not measured at fair value through profit or loss, net).

c)Notifications of acquisitions of investments

The notifications of the acquisitions and disposals of holdings in investees made by the Bank in 2018, in compliance with Article 155 of the Spanish Limited Liability Companies Law and Article 125 of Spanish Securities Market Law 24/1998, are listed in Appendix IV.

9.     Trading Derivatives (assets and liabilities) and short positions

a)Trading Derivatives

The detail, by type of inherent risk, of the fair value of the trading derivatives arranged by the Group is as follows (see Note 11):

	Million of euros
	2018		2017		2016
	Debit	Credit	Debit	Credit	Debit	Credit
	balance	balance	balance	balance	balance	balance

Interest rate risk	36,087	36,487	38,030	37,582	47,884	48,124
Currency risk	16,912	17,025	16,320	18,014	21,087	23,500
Price risk	2,828	1,673	2,167	2,040	2,599	2,402
Other risks	112	156	726	256	473	343
	55,939	55,341	57,243	57,892	72,043	74,369

b)Short positions

Following is a breakdown of the short positions (liabilities):

	Million of euros
	2018	2017	2016

Borrowed securities:
Debt instruments	1,213	2,447	2,250
Of which:
Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	1,213	890	930
Santander UK plc	—	1,557	1,319
Equity instruments	1,087	1,671	1,142
Of which: Santander UK plc	—	1,500	991
Banco Santander, S.A.	987	98	103

Short sales:
Debt instruments	12,702	16,861	19,613
Of which:
Banco Santander, S.A.	5,336	8,621	7,472
Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	26	46	1,872
Banco Santander (Brasil) S.A.	7,300	8,188	9,197
	15,002	20,979	23,005

10.   Loans and advances to customers

a)Detail

The detail, by classification, of Loans and advances to customers in the consolidated balance sheets is as follows:

	Million of euros
	2018 (*)	2017	2016

Financial assets held for trading (**)	202	8,815	9,504
Non-trading financial assets mandatorily at fair value through profit or loss	1,881
Financial assets designated at fair value through profit or loss	21,915	20,475	17,596
Financial assets at fair value through other comprehensive income	1,601
Financial assets at amortised cost	857,322
Loans and receivables	—	819,625	763,370
Of which:
Impairment losses	(23,307)	(23,934)	(24,393)
	882,921	848,915	790,470
Loans and advances to customers disregarding impairment losses	906,228	872,849	814,863

(*)    See reconciliation of IAS39 as of December 31, 2017 to IFRS9 as of January 1, 2018 (Note 1.b).

(**)  The decrease reflects the run-down of UK's trading business due to the banking reform (Ring-fencing).

Note 51 contains a detail of the residual maturity periods of financial assets at amortised cost (IFRS9) and loans and receivables (IAS39) and of the related average interest rates.

Note 54 shows the Group’s total exposure, by origin of the issuer.

There are no loans and advances to customers for material amounts without fixed maturity dates.

b)Breakdown

Following is a breakdown, by loan type and status, geographical area of residence and interest rate formula, of the loans and advances to customers of the Group, which reflect the Group’s exposure to credit risk in its core business, disregarding impairment losses:

	Million of euros
	2018	2017	2016

Loan type and status:
Commercial credit	33,301	29,287	23,894
Secured loans	478,068	473,936	454,677
Reverse repurchase agreements	32,310	18,864	16,609
Other term loans	265,696	257,441	232,288
Finance leases	30,758	28,511	25,357
Receivable on demand	8,794	6,721	8,102
Credit cards receivables	23,083	21,809	21,363
Impaired assets	34,218	36,280	32,573
	906,228	872,849	814,863
Geographical area:
Spain	215,764	227,446	161,372
European Union (excluding Spain)	411,550	390,536	379,666
United States and Puerto Rico	89,325	75,777	87,318
Other OECD countries	82,607	74,463	74,157
Latin America (non-OECD)	87,406	88,302	93,207
Rest of the world	19,576	16,325	19,143
	906,228	872,849	814,863
Interest rate formula:
Fixed rate	497,365	447,788	417,448
Floating rate	408,863	425,061	397,415
	906,228	872,849	814,863

At December 31, 2018, 2017 and 2016 the Group had granted loans amounting to EUR 13,615, 16,470 and 14,127 million to Spanish public sector agencies which had a rating at December 31, 2018 of A (ratings of BBB at December 31, 2017 and 2016), and EUR 10,952,  18,577 and 16,483 million to the public sector in other countries (at December 31, 2018, the breakdown of this amount by issuer rating was as follows: 13.8% AAA, 12.2% AA, 3.2% A, 58.3% BBB and 12.5% below BBB).

Without considering the Public Administrations, the amount of the loans and advances at December 31, 2018 amounts to EUR 881,661 million, of which, EUR 847,443 million euros are classified as performing.

The above-mentioned ratings were obtained by converting the internal ratings awarded to customers by the Group (See Note 54) into the external ratings classification established by Standard & Poor’s, in order to make them more readily comparable.

Following is a detail, by activity, of the loans to customers at December 31, 2018, net of impairment losses:

	Million of euros
			Secured loans
			Net exposure		Loan-to-value ratio (***)
						More than	More than	More than
						40% and	60% and	80% and
			Of which:	Of which:	Less than	less than	less than	less than
		Without	property	other	or equal	or equal to	or equal to	or equal to	More than
	Total	collateral	collateral	collateral	to 40%	60%	80%	100%	100%
Public sector	22,659	21,480	279	900	114	86	125	699	155
Other financial institutions (financial business activity)	53,155	15,929	864	36,362	684	388	196	35,663	295
Non-financial corporations and individual entrepreneurs (non-financial business activity) (broken down by purpose)	301,975	173,482	68,555	59,938	24,752	21,090	17,244	38,514	26,893
Of which:
Construction and property development	24,641	1,884	20,855	1,902	8,300	6,224	4,208	2,126	1,899
Civil engineering construction	3,248	1,803	525	920	138	306	157	368	476
Large companies	156,666	104,023	18,949	33,694	5,766	6,671	6,657	19,022	14,527
SMEs and individual entrepreneurs	117,420	65,772	28,226	23,422	10,548	7,889	6,222	16,998	9,991
Households – other (broken down by purpose)	487,695	115,997	321,119	50,579	83,889	104,266	103,496	46,296	33,751
Of which:
Residential	314,017	1,682	311,513	822	77,643	97,815	98,240	32,361	6,276
Consumer loans	156,116	109,810	2,387	43,919	3,406	4,709	3,225	8,766	26,200
Other purposes	17,562	4,505	7,219	5,838	2,840	1,742	2,031	5,169	1,275
Total (*)	865,484	326,888	390,817	147,779	109,439	125,830	121,061	121,172	61,094
Memorandum item
Refinanced and restructured transactions (**)	30,527	6,278	14,032	10,217	3,328	3,422	3,210	3,541	10,748

(*)     In addition, the Group has granted advances to customers amounting to EUR 17,437 million, bringing the total of loans and advances to EUR 882,921 million.

(**)   Includes the net balance of the impairment of the accumulated value or accumulated losses in the fair value due to credit risk.

(***) The ratio is the carrying amount of the transactions at December 31, 2018 provided by the latest available appraisal value of the collateral.

Note 54 contains information relating to the restructured/refinanced loan book.

Following is the movement of the gross exposure broken down by impairment stage of loans and advances to customers recognised under "Financial assets at amortised cost" and “Financial assets at fair value through other comprehensive income” under IFRS9 during 2018:

	Millions of euros
	Stage 1	Stage 2	Stage 3	Total
Balance at the beginning of year	746,654	60,304	35,477	842,435
Movements
Transfers
Transfer to Stage 2 from Stage 1	(31,234)	31,234		—
Transfer to Stage 3 from Stage 1	(3,980)		3,980	—
Transfer to Stage 3 from Stage 2		(13,998)	13,998	—
Transfer to Stage 1 from Stage 2	21,795	(21,795)		—
Transfer to Stage 2 from Stage 3		4,103	(4,103)	—
Transfer to Stage 1 from Stage 3	835		(835)	—
Net changes on financial assets	79,727	(5,265)	(1,997)	72,465
Write-offs	—	—	(12,673)	(12,673)
Exchange differences and others	(17,968)	(2,400)	(386)	(20,754)
Loss allowance as of December 31, 2018	795,829	52,183	33,461	881,473

At December 31, 2018, the Group had EUR 757 million (January 1, 2018: EUR 803 million) in purchased credit-impaired assets, which relate mainly to the business combinations carried out by the Group.

c)Impairment losses on loans and advances to customers at amortised cost and at fair value through other comprehensive income

The changes in the impairment losses on the assets making up the balances of financial assets at amortised cost and at fair value through other comprehensive income - Loans and advances - Customers:

	Million of euros
	2018	2017	2016
Balance at beginning of the year (*)	25,936	24,393	26,517
Impairment losses charged to income for the year	10,501	10,513	10,734
Of which:
Impairment losses charged to profit or loss	17,850	19,006	17,081
Impairment losses reversed with a credit to profit or loss	(7,349)	(8,493)	(6,347)
Change of perimeter	—	—	(136)
Write-off of impaired balances against recorded impairment allowance	(12,673)	(13,522)	(12,758)
Exchange differences and other changes (**)	(457)	2,550	36
Balance at end of the year	23,307	23,934	24,393
Which correspond to:
Impaired assets	14,906	16,207	15,331
Other assets	8,401	7,727	9,062
Of which:
Individually calculated	4,905	5,311	6,097
Collective calculated	18,402	18,623	18,296

(*)    See reconciliation of IAS39 as of December 31, 2017 to IFRS9 as of January 1, 2018 (Note 1.b).

(**)  In 2017, mainly includes the balances from the acquisition of Banco Popular Español, S.A.U.

In addition, provisions for debt securities amounting to EUR 43 million (December 31, 2017: EUR 348 million; December 31, 2016: EUR 405 million) and written-off assets recoveries have been recorded in the year amounting to EUR 1,558 million. (December 31, 2017: EUR 1,620 million; December 31, 2016: EUR 1,582 million). With this, the impairment recorded in Financial assets at amortised cost amounts EUR 8,986 million (December 31, 2017: EUR 9,241 million; December 31, 2016: EUR 9,557 million).

Following is the movement of the loan loss provision broken down by impairment stage of loans and advances to customers recognised under "Financial assets at amortised cost" under IFRS9 during 2018:

	Millions of euros
	Stage 1	Stage 2	Stage 3	Total
Loss allowance as of January 1, 2018	4,350	5,079	16,507	25,936
Transfers
Transfer from Stage 2 to Stage 1	(1,173)	3,854		2,681
Transfer from Stage 3 to Stage 1	(279)		1,264	985
Transfer from Stage 3 to Stage 2		(1,971)	4,529	2,558
Transfer from Stage 1 to Stage 2	438	(1,656)		(1,218)
Transfer from Stage 2 to Stage 3		435	(1,264)	(829)
Transfer from Stage 1 to Stage 3	84		(173)	(89)
Net changes of the exposure and modifications in the credit risk	304	(961)	7,070	6,413
Write-offs	—	—	(12,673)	(12,673)
FX and other movements	(66)	(37)	(354)	(457)
Carrying amount as of December 31, 2018	3,658	4,743	14,906	23,307

d)Impaired assets and assets with unpaid past-due amounts

The detail of the changes in the balance of the financial assets classified as Financial assets at amortised cost – Customers (IFRS9) and Loans and receivables - Loans and advances to customers (IAS39) considered to be impaired due to credit risk is as follows:

	Million of euros
	2018	2017	2016

Balance at beginning of year	36,280	32,573	36,133
Net additions	10,821	8,409	7,393
Written-off assets	(12,673)	(13,522)	(12,758)
Changes in the scope of consolidation	177	9,618	661
Exchange differences and other	(387)	(798)	1,144
Balance at end of year	34,218	36,280	32,573

This amount, after deducting the related allowances, represents the Group’s best estimate of the discounted value of the flows that are expected to be recovered from the impaired assets.

At December 31, 2018, the Group’s written-off assets totalled EUR 47,751 million (December 31, 2017: EUR 43,508 million; December 31, 2016: EUR 40,473 million).

Following is a detail of the financial assets classified as Financial assets at amortised cost (IFRS9) and Loans and receivables to costumers (IFRS39) and considered to be impaired due to credit risk at December 31, 2018, classified by geographical location of risk and by age of the oldest past-due amount:

	Million of euros
	With no	With balances past due by
	past-due
	balances or
	less than
	90 days	90 to 180	180 to 270	270 days	More than
	past due	days	days	to 1 year	1 year	Total

Spain	5,671	780	551	656	8,724	16,382
European Union (excluding Spain)	2,940	1,213	577	519	2,662	7,911
United States and Puerto Rico	1,906	531	30	31	178	2,676
Other OECD countries	1,414	498	143	162	520	2,737
Latin America (non-OECD)	1,221	1,145	782	561	803	4,512
	13,152	4,167	2,083	1,929	12,887	34,218

The detail at December 31, 2017 is as follows:

	Million of euros
	With no	With balances past due by
	past-due
	balances or
	less than
	90 days	90 to 180	180 to 270	270 days	More than
	past due	days	days	to 1 year	1 year	Total

Spain	6,012	938	793	814	9,643	18,200
European Union (excluding Spain)	2,023	1,526	811	558	3,829	8,747
United States and Puerto Rico	1,221	641	42	50	192	2,146
Other OECD countries	1,523	563	166	128	378	2,758
Latin America (non-OECD)	945	1,309	709	578	888	4,429
	11,724	4,977	2,521	2,128	14,930	36,280

The detail at December 31, 2016 is as follows:

	Million of euros
	With no	With balances past due by
	past-due
	balances or
	less than
	90 days	90 to 180	180 to 270	270 days	More than
	past due	days	days	to 1 year	1 year	Total

Spain	4,845	508	360	625	7,009	13,347
European Union (excluding Spain)	2,648	1,783	877	654	3,262	9,224
United States and Puerto Rico	805	833	38	61	242	1,979
Other OECD countries	1,601	481	145	158	474	2,859
Latin America (non-OECD)	1,242	1,059	1,131	677	1,055	5,164
	11,141	4,664	2,551	2,175	12,042	32,573

Set forth below for each class of impaired asset are the gross amount, associated allowances and information relating to the collateral and/or other credit enhancements obtained at December 31, 2018:

	Million of euros
			Estimated
	Gross	Allowance	collateral
	amount	recognised	value(*)

Without associated real collateral	13,250	(8,636)	—
With real estate collateral	16,228	(4,408)	11,653
With other collateral	4,740	(1,862)	1,913
Total	34,218	(14,906)	13,566

(*)   Including the estimated value of the collateral associated with each loan. Accordingly, any other cash flows that may be obtained, such as those arising from borrowers’ personal guarantees, are not included.

When classifying assets in the previous table, the main factors considered by the Group to determine whether an asset has become impaired are the existence of amounts past due -assets impaired due to arrears- or other circumstances may be arise which will not result in all contractual cash flow being recovered, such as a deterioration of the borrower’s financial situation, the worsening of its capacity to generate funds or difficulties experienced by it in accessing credit.

Past-due amounts receivable

In addition, at December 31, 2018, there were assets with amounts receivable that were past due by 90 days or less, the detail of which, by age of the oldest past-due amount, is as follows:

	Million of euros
	Less than1	1 to 2	2 to 3
	month	months	months

Loans and advances to customers	2,023	629	617
Of which Public Sector	5	—	—
Total	2,023	629	617

e)Securitisation

Loans and advances to customers includes, inter alia, the securitised loans transferred to third parties on which the Group has retained the risks and rewards, albeit partially, and which therefore, in accordance with the applicable accounting standards, cannot be derecognised. The breakdown of the securitised loans, by type of original financial instrument, and of the securitised loans derecognised because the stipulated requirements were met (See Note 2.e) is shown below. Note 22 details the liabilities associated with these securitisation transactions.

	Million of euros
	2018	2017	2016

Derecognised	47	241	477
Of which
Securitised mortgage assets (*)	47	241	477

Retained on the balance sheet	88,767	91,208	100,675
Of which
Securitised mortgage assets	33,900	36,844	44,311
Of which: UK assets	13,519	15,694	20,969
Other securitised assets	54,867	54,364	56,364
Total	88,814	91,449	101,152

(*)    Of which EUR 35 million correspond to the amount of Multifamily loans of Santander Bank, National Association.

Securitisation is used as a tool for the management of regulatory capital and as a means of diversifying the Group's liquidity sources. In 2018, 2017 and 2016 the Group did not derecognise any of the securitisations performed, and the balance shown as derecognised for those years relates to securitisations performed in prior years.

The loans derecognised include assets of Santander Bank, National Association amounting to approximately EUR 35 million at December 31, 2018 (December 31, 2017: EUR 113 million; December 31, 2016: EUR 324 million) that were sold, prior to this company’s inclusion in the Group, on the secondary market for multifamily loans, and over which control was transferred and substantially all the associated risks and rewards were not retained.

The loans retained on the face of the balance sheet include the loans associated with securitisations in which the Group retains a subordinated debt and/or grants any manner of credit enhancements to the new holders.

The loans transferred through securitisation are mainly mortgage loans, loans to companies and consumer loans.

11.   Trading derivatives

The detail of the notional amounts and the market values of the trading derivatives held by the Group in 2018, 2017 and 2016 is as follows:

	Million of euros
	2018		2017		2016
	Notional	Market	Notional	Market	Notional	Market
	amount	value	amount	value	amount	value

Trading derivatives:
Interest rate risk
Forward rate agreements	308,340	(1)	190,553	(15)	370,244	(64)
Interest rate swaps	4,197,246	115	3,312,025	974	3,092,360	804
Options, futures and other derivatives	543,138	(514)	540,424	(511)	565,635	(980)
Credit risk
Credit default swaps	18,889	33	25,136	68	38,827	37
Foreign currency risk
Foreign currency purchases and sales	275,449	301	236,805	(29)	259,336	1,102
Foreign currency options	54,215	2	43,488	(37)	36,965	112
Currency swaps	334,524	(416)	295,753	(1,628)	321,316	(3,627)
Securities and commodities derivatives and other	59,932	1,078	70,325	529	76,523	290
Total	5,791,733	598	4,714,509	(649)	4,761,206	(2,326)

12.   Non-current assets

The detail of Non-current assets held for sale in the consolidated balance sheets is as follows:

	Million of euros
	2018	2017	2016

Tangible assets	5,424	11,661	5,743
Of which:
Foreclosed assets	5,334	11,566	5,640
Of which: property assets in Spain	4,488	10,533	4,902
Other tangible assets held for sale	90	95	103
Other assets (*)	2	3,619	29
Total (**)	5,426	15,280	5,772

(*)    In 2017 include, mainly, Banco Popular Español, S.A.U. assets under the sale of the real estate business to Blackstone (see Note 3).

(**)  In March 2018, the agreement for the operation of Banco Popular Español, S.A.U. real estate business with Blackstone has materialised (see Note 3).

At December 31, 2018, the allowances recognised for the total non-current assets held for sale represented 49% (2017: 50% without considering the assets of Banco Popular Español, S.A.U. sold on March 2018 and 2016: 51%). The charges recorded in those years amounted to EUR 320 million, EUR 347 million and EUR 241 million, respectively, and the recoveries during these exercises are amounted to EUR 61 million, EUR 41 million and EUR 29 million, respectively.

Without taking into consideration the Blackstone agreement already mentioned in Note 2, during 2018 the Group sold, for EUR 1,578 million, foreclosed assets with a gross carrying amount of EUR 2,190 million, for which provisions totalling EUR 736 million had been recognised. These sales gave rise to gains of EUR 124 million.

In addition, other tangible assets were sold for EUR 117 million, giving rise to a gain of EUR 12 million.

13.   Investments

a)Breakdown

The detail, by company, of Investments is as follows:

	Million of euros
	2018	2017	2016

Associated entities
Project Quasar Investment 2017 S.L.	1,701	—	—
Merlin Properties, SOCIMI, S.A.	1,358	1,242	1,168
Metrovacesa, S.A.	1,255	—	—
Companies Zurich Santander	961	988	1,011
Testa Residencial, SOCIMI, S.A.	—	651	307
Allianz Popular, S.L.	431	438	—
Companies Santander Insurance	392	358	325
Other companies	511	520	431
	6,609	4,197	3,242

Joint Ventures entities
Wizink Bank, S.A.	—	1,017	—
Unión de Créditos Inmobiliarios, S.A., EFC	202	207	177
Santander Generales Seguros y Reaseguros, S.A. y Santander Vida Seguros y Reaseguros, S.A. (former Aegon Santander Seguros)	163	186	197
SAM Investment Holdings Limited (*)	—	—	525
Other companies	614	577	695
	979	1,987	1,594

(*)    SAM Investment Holdings Limited became part of the Group in 2017.

Of the entities included above, at December 31, 2018, the entity Merlin Properties, SOCIMI, S.A, Metrovacesa S.A. and Compañía Española de Viviendas en Alquiler, S.A. are the only listed companies.

b)	Changes

The changes in the investments were as followed:

	Million of euros
	2018 (*)	2017	2016

Balance at beginning of year	6,150	4,836	3,251
Acquisitions (disposals) of companies and capital increases (reductions)	(1,761)	1,893	(72)
Of which:
Wizink Bank, S.A.	(1,033)	1,017	—
Allianz Popular, S.L.	—	438	—
Changes in the consolidation method (Note 3)	2,967	(582)	1,457
Of which:
Quasar	1,701	—	—
Metrovacesa	1,255	—	—
Effect of equity accounting	737	704	444
Dividends paid and reimbursements of share premium	(404)	(376)	(305)
Exchange differences and other changes	(101)	(291)	61
Balance at end of year	7,588	6,184	4,836

(*)    See reconciliation of IAS39 as of December 31, 2017 to IFRS9 as of January 1, 2018 (Note 1.b).

c)Impairment losses

In 2018, 2017 and 2016 there was no evidence of material impairment on the Group’s investments.

d)Other information

Following is a summary of the financial information on the companies accounted for using the equity method (obtained from the information available at the date of preparation of the financial statements):

	Million of euros
	2018	2017	2016

Total assets	74,765	63,093	55,791
Total liabilities	(58,153)	(51,242)	(45,623)
Net assets	16,612	11,851	10,168

Group’s share of net assets	6,157	4,194	3,381
Goodwill	1,431	1,990	1,455
Of which:
Companies Zurich Santander	526	526	526
Wizink Bank, S.A.	—	553	—
Allianz Popular, S.L.	347	347	—
Companies Santander Insurance	205	205	205
Total Group share	7,588	6,184	4,836
Total income	12,174	12,536	11,766
Total profit	1,867	1,699	984
Group’s share of profit	737	704	444

Following is a summary of the financial information for 2018 on the main associates and joint ventures (obtained from the information available at the date of preparation of the financial statements):

	Million of euros
	Total assets	Total liabilities	Total income	Total profit
Joint Ventures entities	21,934	20,324	4,301	334
Of which:
Unión de Créditos Inmobiliarios, S.A., EFC	12,105	11,701	351	7
Santander Generales Seguros y Reaseguros, S.A. y Santander Vida Seguros y Reaseguros, S.A. (former Aegon Santander Seguros)	132	84	122	15
Associated entities	52,831	37,829	7,873	1,533
Of which:
Companies Santander Zurich	13,805	12,915	4,143	402
Allianz Popular, S.L.	3,238	3,028	113	113
Companies Santander Insurance	2,276	1,899	822	77
Total	74,765	58,153	12,174	1,867

14.   Insurance contracts linked to pensions

The detail of Insurance contracts linked to pensions in the consolidated balance sheets is as follows:

	Million of euros
	2018	2017	2016

Assets relating to insurance contracts covering post-employment benefit plan obligations:
Banco Santander, S.A.	210	239	269
	210	239	269

15.   Liabilities and assets under insurance contracts and reinsurance assets

The detail of Liabilities under insurance contracts and reinsurance assets in the consolidated balance sheets (See Note 2.j) is as follows:

	Million of euros
	2018			2017			2016
	Direct			Direct			Direct
	insurance			insurance			insurance
	and		Total	and		Total	and		Total
	reinsurance	Reinsurance	(balance	reinsurance	Reinsurance	(balance	reinsurance	Reinsurance	(balance
Technical provisions for:	assumed	ceded	payable)	assumed	ceded	payable)	assumed	ceded	payable)

Unearned premiums and unexpired risks	52	(47)	5	50	(41)	9	61	(46)	15
Life insurance	227	(163)	64	483	(151)	332	159	(138)	21
Unearned premiums and risks	140	(127)	13	100	(96)	4	76	(76)	—
Mathematical provisions	87	(36)	51	383	(55)	328	83	(62)	21
Claims outstanding	397	(86)	311	423	(115)	308	358	(98)	260
Bonuses and rebates	20	(9)	11	29	(11)	18	19	(8)	11
Other technical provisions	69	(19)	50	132	(23)	109	55	(41)	14
	765	(324)	441	1,117	(341)	776	652	(331)	321

16.   Tangible assets

a)Changes

The changes in Tangible assets in the consolidated balance sheets were as follows:

	Million of euros
		Leased out under
		an operating	Investment
	For own use	lease	property	Total

Cost:
Balances at January 1, 2016	17,442	14,921	7,345	39,708
Additions / disposals (net) due to change in the scope of consolidation (*)	(17)	287	(4,278)	(4,008)
Additions / disposals (net)	763	2,380	(64)	3,079
Transfers, exchange differences and other items	(76)	650	462	1,036
Balances at December 31, 2016	18,112	18,238	3,465	39,815
Additions / disposals (net) due to change in the scope of consolidation	1,740	205	—	1,945
Additions / disposals (net)	781	2,445	(100)	3,126
Transfers, exchange differences and other items	(1,357)	(2,215)	(223)	(3,795)
Balances at December 31, 2017	19,276	18,673	3,142	41,091
Additions / disposals (net) due to change in the scope of consolidation	34	44	(630)	(552)
Additions / disposals (net)	589	5,545	(182)	5,952
Transfers, exchange differences and other items	(1,164)	825	48	(291)
Balances at December 31, 2018	18,735	25,087	2,378	46,200

Accumulated depreciation:
Balances at January 1, 2016	(9,448)	(3,376)	(284)	(13,108)
Disposals due to change in the scope of consolidation	5	(3)	121	123
Disposals	311	457	29	797
Charge for the year	(1,079)	—	(10)	(1,089)
Transfers, exchange differences and other items	—	(2,247)	(53)	(2,300)
Balances at December 31, 2016	(10,211)	(5,169)	(197)	(15,577)
Disposals due to change in the scope of Consolidation	—	—	—	—
Disposals	478	639	8	1,125
Charge for the year	(1,165)	—	(25)	(1,190)
Transfers, exchange differences and other items	(22)	(1,574)	25	(1,571)
Balances at December 31, 2017	(10,920)	(6,104)	(189)	(17,213)
Disposals due to change in the scope of consolidation	(12)	(34)	—	(46)
Disposals	629	413	17	1,059
Charge for the year	(1,159)	—	(13)	(1,172)
Transfers, exchange differences and other items	938	(2,679)	(14)	(1,755)
Balances at December 31, 2018	(10,524)	(8,404)	(199)	(19,127)

	Million of euros
		Leased out
		under an
		operating	Investment
	For own use	lease	property	Total

Impairment losses:
Balances at January 1, 2016	(45)	(159)	(1,076)	(1,280)
Impairment charge for the year	(12)	(43)	(62)	(117)
Releases	1	1	60	62
Disposals due to change in the scope of Consolidation	1	—	309	310
Exchange differences and other	14	42	17	73
Balances at December 31, 2016	(41)	(159)	(752)	(952)
Impairment charge for the year	(16)	(42)	(21)	(79)
Releases	4	—	3	7
Disposals due to change in the scope of Consolidation	—	(2)	(1)	(3)
Exchange differences and other	(24)	5	142	123
Balances at December 31, 2017	(77)	(198)	(629)	(904)
Impairment charge for the year	(30)	(56)	(8)	(94)
Releases	6	—	5	11
Disposals due to change in the scope of Consolidation	—	—	—	—
Exchange differences and other	40	15	16	71
Balances at December 31, 2018	(61)	(239)	(616)	(916)

Tangible assets, net:
Balances at December 31, 2016 (*)	7,860	12,910	2,516	23,286
Balances at December 31, 2017	8,279	12,371	2,324	22,974
Balances at December 31, 2018	8,150	16,444	1,563	26,157

(*)    The decreases in 2016 in Tangible assets - Investment property was due to the separation and deconsolidation of Metrovacesa, S.A. (See Note 3).

b)Tangible assets for own use

The detail, by class of asset, of Tangible assets - For own use in the consolidated balance sheets is as follows:

	Million of euros
		Accumulated	Impairment	Carrying
	Cost	depreciation	losses	amount

Land and buildings	5,713	(1,967)	(41)	3,705
IT equipment and fixtures	5,225	(4,161)	—	1,064
Furniture and vehicles	6,963	(4,023)	—	2,940
Construction in progress and other items	211	(60)	—	151
Balances at December 31, 2016	18,112	(10,211)	(41)	7,860

Land and buildings	5,892	(2,014)	(77)	3,801
IT equipment and fixtures	5,608	(4,422)	—	1,186
Furniture and vehicles	7,213	(4,391)	—	2,822
Construction in progress and other items	563	(93)	—	470
Balances at December 31, 2017	19,276	(10,920)	(77)	8,279

Land and buildings	6,127	(2,056)	(61)	4,010
IT equipment and fixtures	5,605	(4,455)	—	1,150
Furniture and vehicles	6,686	(3,946)	—	2,740
Construction in progress and other items	317	(67)	—	250
Balances at December 31, 2018	18,735	(10,524)	(61)	8,150

The carrying amount at December 31, 2018 in the foregoing table includes the following approximate amounts EUR 5,390 million (December 31, 2017: EUR 5,455 million; December 31, 2016: EUR 5,906 million) relating to property, plant and equipment owned by Group entities and branches located abroad.

c)Investment property

The fair value of investment property at December 31, 2018 amounted to EUR 1,825 million (2017: EUR 2,435 million; 2016: EUR 2,583 million). A comparison of the fair value of investment property at December 31, 2018, with the net book value shows gross unrealised gains of EUR 262 million (2017: EUR 128 million and 2016: EUR 67 million), attributed completely to the group.

The rental income earned from investment property and the direct costs related both to investment properties that generated rental income in 2018, 2017 and 2016 and to investment properties that did not generate rental income in those years are not material in the context of the consolidated financial statements.

17.   Intangible assets – Goodwill

The detail of goodwill, based on the cash-generating units giving rise thereto, is as follows:

	Million of euros
	2018	2017	2016

Santander UK	8,307	8,375	8,679
Banco Santander (Brasil)	4,459	4,988	5,769
Santander Bank Polska	2,402	2,473	2,342
Santander Consumer USA	2,102	2,007	3,182
Santander Bank, National Association	1,793	1,712	1,948
Santander Consumer Germany	1,217	1,217	1,217
SAM Investment Holdings Limited	1,173	1,173	—
Santander Portugal	1,040	1,040	1,040
Santander España (*)	1,023	648	371
Banco Santander - Chile	627	676	704
Santander Consumer Nordics	502	518	537
Grupo Financiero Santander (Mexico)	434	413	449
Other companies	387	529	486
Total goodwill	25,466	25,769	26,724

(*)    Includes mainly goodwill arising from purchases of Popular's network and Wizink's card business.

The changes in goodwill were as follows:

	Million of euros
	2018	2017	2016
Balance at beginning of year	25,769	26,724	26,960
Additions (Note 3)	383	1,644	—
Of which:
SAM Investment Holdings Limited	—	1,173	—
Santander España	375	248	—
Impairment losses	—	(899)	(50)
Of which:
Santander Consumer USA	—	(799)	—
Disposals or changes in scope of consolidation	(130)	—	(2)
Exchange differences and other items	(556)	(1,700)	(184)
Balance at end of year	25,466	25,769	26,724

The Group has goodwill generated by cash-generating units located in non-euro currency countries (mainly the UK, Brazil, the United States, Poland, Chile, Norway, Sweden and Mexico) and, therefore, this gives rise to exchange differences on the translation to euros, at closing rates, of the amounts of goodwill denominated in foreign currencies. Accordingly, in 2018 there was an increase in goodwill, mainly due to the purchase of the card businesses from Wizink Bank, S.A. (the increase in 2017 is due to the purchase of Banco Popular Español, S.A.U) and a decrease by EUR 556 million (EUR 1,700 and 184 million in 2017 and 2016) due to exchange differences which, pursuant to current standards, were recognised with a debit to Other comprehensive income - Items that may be reclassified to profit or loss - Exchange differences in other comprehensive income in the consolidated statement of recognised income and expense (see Note 29.d).

At least once per year (or whenever there is any indication of impairment), the Group reviews goodwill for impairment (i.e. a potential reduction in its recoverable value to below its carrying amount). The first step that must be taken in order to perform this analysis is the identification of the cash-generating units, i.e. the Group's smallest identifiable groups of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

The amount to be recovered of each cash-generating unit is determined taking into consideration the carrying amount (including any fair value adjustment arising on the business combination) of all the assets and liabilities of all the independent legal entities composing the cash-generating unit, together with the related goodwill.

The amount to be recovered of the cash-generating unit is compared with its recoverable amount in order to determine whether there is any impairment.

The Group’s directors assess the existence of any indication that might be considered to be evidence of impairment of the cash-generating unit by reviewing information including the following: (i) certain macroeconomic variables that might affect its investments (population data, political situation, economic situation -including banking concentration level-, among others) and (ii) various microeconomic variables comparing the investments of the Group with the financial services industry of the country in which the cash-generating unit carries on most of its business activities (balance sheet composition, total funds under management, results, efficiency ratio, capital adequacy ratio, return on equity, among others).

Regardless of whether there is any indication of impairment, every year the Group calculates the recoverable amount of each cash-generating unit to which goodwill has been allocated and, to this end, it uses price quotations, if available, market references (multiples), internal estimates and appraisals performed by independent experts.

Firstly, the Group determines the recoverable amount by calculating the fair value of each cash-generating unit on the basis of the quoted price of the cash-generating units, if available, and of the Price Earnings Ratio of comparable local entities.

In addition, the Group performs estimates of the recoverable amounts of certain cash-generating units by calculating their value in use using discounted cash flow projections. The main assumptions used in this calculation are: (i) earnings projections based on the financial budgets approved by the Group’s directors which cover between three and five year period (unless a longer time horizon can be justified), (ii) discount rates determined as the cost of capital taking into account the risk-free rate of return plus a risk premium in line with the market and the business in which the units operate and (iii) constant growth rates used in order to extrapolate earnings in perpetuity which do not exceed the long-term average growth rate for the market in which the cash-generating unit in question operates.

The cash flow projections used by Group management to obtain the values in use are based on the financial budgets approved by both local management of the related local units and the Group’s directors. The Group’s budgetary estimation process is common for all the cash-generating units. The local management teams prepare their budgets using the following key assumptions:

a)Microeconomic variables of the cash-generating unit: management takes into consideration the current balance sheet structure, the product mix on offer and the business decisions taken by local management in this regard.

b)Macroeconomic variables: growth is estimated on the basis of the changing environment, taking into consideration expected GDP growth in the unit’s geographical location and forecast trends in interest and exchange rates. These data, which are based on external information sources, are provided by the Group’s economic research service.

c)Past performance variables: in addition, management takes into consideration in the projection the difference (both positive and negative) between the cash-generating unit’s past performance and that of the market.

Following is a detail of the main assumptions used in determining the recoverable amount, at 2018 year-end, of the most significant cash-generating units which were valued using the discounted cash flow method:

			Nominal
	Projected	Discount	perpetual
	period	rate (*)	growth rate

Santander UK	5 years	8.4%	2.5%
Santander Consumer USA	3 years	11.1%	1.5%
Santander Bank, National Association	3 years	10.6%	3.8%
Santander Consumer Germany	5 years	8.5%	2.5%
SAM Investment Holdings Limited	5 years	9.6%	2.5%
Santander Portugal	5 years	9.6%	2.0%
Santander Consumer Nordics	5 years	9.2%	2.5%

(*)    Post-tax discount rate.

Given the degree of uncertainty of these assumptions, the Group performs a sensitivity analysis thereof using reasonable changes in the key assumptions on which the recoverable amount of the cash-generating units is based in order to confirm whether their recoverable amount still exceeds their carrying amount. The sensitivity analysis involved adjusting the discount rate by +/- 50 basis points and the perpetuity growth rate by +/- 50 basis points. Following the sensitivity analysis performed, the value in use of all the cash-generating units still exceeds their recoverable amount, albeit:

-

In the case of Santander Consumer USA, the Group recognised in 2017 a goodwill impairment amounting to EUR 799 million. The mentioned impairment was estimated considering the decrease in the entity’s profit in contrast with the forecasts carried out in the previous years, derived from a change in the long term business strategy.

-

As disclosed in note 1.h, the recent political events as consequence of UK intention to leave the European Union are producing economic volatility that has unfavourably affected the assumptions included in the Santander UK value in use estimate. This value is close to the recoverable amount.

The recoverable amount of Santander Bank Polska (former Bank Zachodni WBK S.A.), Banco Santander - Chile, Grupo Financiero Santander (México) and Banco Santander (Brasil) was calculated as the fair values of the aforementioned cash-generating units obtained from the market prices of their shares at year-end. This value exceeded the recoverable amount.

Based on the above, and in accordance with the estimates, forecasts and sensibility analysis available for the managers of the Bank, during 2018 the Group has not recognised goodwill impairment losses within Impairment losses on other assets (net) - Goodwill and other intangible assets caption (EUR 899 and 50 million during 2017 and 2016, respectively).

18.   Intangible assets - Other intangible assets

The detail of Intangible assets - Other intangible assets in the consolidated balance sheets and of the changes therein in 2018, 2017, and 2016 is as follows:

		Million of euros
			Net			Application of
			additions	Change in	Amortization	amortization	Exchange
	Estimated	December 31,	and	scope of	and	and	differences	December 31,
	useful life	2017	disposals	consolidation	impairment	impairment	and other	2018
With indefinite useful life:
Brand names		35	—	—	—	—	1	36

With finite useful life:
IT developments	3-7 years	6,945	1,468	1	—	(1,102)	(178)	7,134
Other		1,560	1	12	—	(50)	(13)	1,510
Accumulated amortisation		(5,386)	—	(1)	(1,253)	1,035	173	(5,432)
Development		(4,721)	—	(1)	(1,153)	985	147	(4,743)
Other		(665)	—	—	(100)	50	26	(689)
Impairment losses		(240)	—	—	(117)	117	86	(154)
Of which: addition		—	—	—	(118)	—	—	—
liberation		—	—	—	1	—	—	—
		2,914	1,469	12	(1,370)	—	69	3,094

		Million of euros
			Net			Application of
			additions	Change in	Amortization	amortization	Exchange
	Estimated	December 31,	and	scope of	and	and	differences	December 31,
	useful life	2016	disposals	consolidation	impairment	impairment	and other	2017
With indefinite useful life:
Brand names		39	—	—	—	—	(4)	35

With finite useful life:
IT developments	3-7 years	6,558	1,470	42	—	(679)	(446)	6,945
Other		1,245	68	436	—	(126)	(63)	1,560
Accumulated amortisation		(4,848)	—	(64)	(1,403)	694	235	(5,386)
Development		(4,240)	—	(14)	(1,310)	627	216	(4,721)
Other		(608)	—	(50)	(93)	67	19	(665)
Impairment losses		(297)	—	—	(174)	111	120	(240)
Of which: addition		—	—	—	(174)	—	—	—
		2,697	1,538	414	(1,577)	—	(158)	2,914

		Million of euros
			Net			Application of
			additions	Change in	Amortization	amortization	Exchange
	Estimated	December 31,	and	scope of	and	and	differences	December 31,
	useful life	2015	disposals	consolidation	impairment	impairment	and other	2016
With indefinite useful life:
Brand names		49	1	—	—	(11)	—	39

With finite useful life:
IT developments	3-7 years	5,411	1,726	—	—	(890)	311	6,558
Other		1,306	41	(124)	—	—	22	1,245
Accumulated amortisation		(3,873)	—	—	(1,275)	716	(416)	(4,848)
Development		(3,353)	—	—	(1,168)	716	(435)	(4,240)
Other		(520)	—	—	(107)	—	19	(608)
Impairment losses		(423)	—	—	(11)	185	(48)	(297)
Of which: addition		—	—	—	(11)	—	—	—
		2,470	1,768	(124)	(1,286)	—	(131)	2,697

In 2018, 2017 and 2016, impairment losses of EUR 117, EUR 174 and EUR 11 million, respectively, were recognised under Impairment or reversal of impairment on non-financial assets, net – intangible assets. This impairment losses related mainly to the decline in or loss of the recoverable value of certain computer systems and applications as a result of the processes initiated by the Group to adapt to the various regulatory changes and to transform or integrate businesses.

19.   Other assets

The detail of Other assets is as follows:

	Million of euros
	2018	2017	2016
Transactions in transit	143	206	431
Net pension plan assets (Note 25)	1,015	604	521
Prepayments and accrued income	3,089	2,326	2,232
Other	4,744	4,427	3,878
	8,991	7,563	7,062

20.   Deposits from central banks and credit institutions

The detail, by classification, counterparty, type and currency, of Deposits from central banks and Deposits from credit institutions in the consolidated balance sheets is as follows:

	Million of euros
	2018	2017	2016

CENTRAL BANKS
Classification:
Financial liabilities held for trading	—	282	1,351
Financial liabilities designated at fair value through profit or loss	14,816	8,860	9,112
Financial liabilities at amortised cost	72,523	71,414	44,112
	87,339	80,556	54,575
Type:
Deposits on demand	5	5	5
Time deposits	82,797	78,801	46,278
Reverse repurchase agreements	4,537	1,750	8,292
	87,339	80,556	54,575

CREDIT INSTITUTIONS
Classification:
Financial liabilities held for trading	—	292	44
Financial liabilities designated at fair value through profit or loss	10,891	18,166	5,015
Financial liabilities at amortised cost	89,679	91,300	89,764
	100,570	109,758	94,823

Type:
Deposits on demand	6,154	6,444	4,220
Time deposits	53,421	54,159	61,321
Reverse repurchase agreements	40,873	49,049	29,277
Subordinated deposits	122	106	5
	100,570	109,758	94,823

Currency:
Euro	97,323	119,606	74,746
Pound sterling	19,301	14,820	12,237
US dollar	45,848	33,259	40,514
Brazilian real	18,657	16,485	16,537
Other currencies	6,780	6,144	5,364
TOTAL	187,909	190,314	149,398

The increase in Deposits from central banks measured at amortised cost mainly relates to the Grupo Banco Popular acquisition in 2017 and the Group’s participation in the last years in the European Central Bank's targeted longer-term refinancing operations (LTRO (Long-Term Refinancing Operation) and TLTROs (Targeted Long-Term Refinancing Operation)) which amounts to EUR 55,382 million at December 31, 2018.

Note 51 contains a detail of the residual maturity periods of financial liabilities at amortised cost and of the related average interest rates.

21.   Customer deposits

The detail, by classification, geographical area and type, of Customer deposits is as follows:

	Million of euros
	2018	2017	2016

Classification:
Financial liabilities held for trading (*)	—	28,179	9,996
Financial liabilities designated at fair value through profit or loss.	39,597	28,945	23,345
Financial liabilities at amortised cost	740,899	720,606	657,770
	780,496	777,730	691,111
Geographical area:
Spain	267,210	260,181	181,888
European Union (excluding Spain)	309,615	318,580	295,059
United States and Puerto Rico	53,843	50,771	63,429
Other OECD countries	67,462	62,980	62,761
Latin America (non-OECD)	82,343	84,752	87,519
Rest of the world	23	466	455
	780,496	777,730	691,111
Type:
Demand deposits-
Current accounts	346,345	328,217	279,494
Savings accounts	196,493	189,845	180,611
Other demand deposits	5,873	7,010	7,156
Time deposits-
Fixed-term deposits and other term deposits	195,540	195,285	176,581
Home-purchase savings accounts	40	45	50
Discount deposits	3	3	448
Hybrid financial liabilities	3,419	4,295	3,986
Subordinated liabilities	23	21	24
Repurchase agreements	32,760	53,009	42,761
	780,496	777,730	691,111

(*)  The decrease reflects the run-down of UK's trading business due to the banking reform (Ring-fencing).

Note 51 contains a detail of the residual maturity periods of financial liabilities at amortised cost and of the related average interest rates.

22.   Marketable debt securities

a)	Breakdown

The detail, by classification and type, of Marketable debt securities is as follows:

	Million of euros
	2018	2017	2016

Classification:
Financial liabilities held for trading	—	—	—
Financial liabilities designated at fair value through profit or loss	2,305	3,056	2,791
Financial liabilities at amortised cost	244,314	214,910	226,078
	246,619	217,966	228,869
Type:
Bonds and debentures outstanding	195,498	176,719	183,278
Subordinated	23,676	21,382	19,873
Notes and other securities	27,445	19,865	25,718
	246,619	217,966	228,869

The breakdown of book value by maturity of the subordinated liabilities and Bonds and debentures outstanding at December 31, 2018:

	Million of euros
	Within 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total

Subordinated Liabilities	580	129	1,341	21,626	23,676
Covered bonds	16,009	29,105	12,287	28,035	85,436
Other bonds and debentures	21,492	41,858	24,873	21,839	110,062
Total bonds and debentures outstanding	37,501	70,963	37,160	49,874	195,498
Total bonds and debentures outstanding and subordinated liabilities	38,081	71,092	38,501	71,500	219,174

Note 51 contains a detail of the residual maturity periods of financial liabilities at amortised cost and of the related average interest rates in those years.

b)Bonds and debentures outstanding

The detail, by currency of issue, of Bonds and debentures outstanding is as follows:

				December 31, 2018
				Outstanding
				issue amount
				in foreign	Annual
	Million of euros			currency	interest
Currency of issue	2018	2017	2016	(Million)	rate (%)

Euro	85,479	83,321	77,231	85,479	1.25%
US dollar	62,021	48,688	48,134	71,014	3.14%
Pound sterling	16,616	13,279	15,098	14,864	2.40%
Brazilian real	15,778	17,309	27,152	70,117	5.53%
Chilean peso	6,460	5,876	6,592	5,133,310	5.00%
Other currencies	9,144	8,246	9,070
Balance at end of year	195,498	176,719	183,278

The changes in Bonds and debentures outstanding were as follows:

	Million of euros
	2018	2017	2016

Balance at beginning of year	176,719	183,278	182,073
Net inclusion of entities in the Group	—	11,426	1,009
Of which:
Banco Santander, S.A. (Group Banco Popular)	—	11,426	—
Banca PSA Italia S.p.a.	—	—	500
PSA Bank Deutschland GmbH	—	—	497

Issues	68,306	62,260	57,012
Of which:
Banco Santander (Brasil) S.A.	16,422	16,732	7,699
Santander Consumer USA Holdings Inc.	15,627	11,242	11,699
Grupo Santander UK	14,984	7,625	12,815
Banco Santander, S.A. (*)	7,683	10,712	6,385
Santander Consumer Finance, S.A.	3,605	2,508	4,567
Banco Santander - Chile.	1,483	579	3,363
Santander Consumer Bank A.S.	1,342	1,117	1,537
Santander Holdings USA, Inc.	1,210	4,133	2,798
PSA Banque France	716	1,032	—
Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	560	118	1,840
Santander Consumer Bank AG	—	749	—
PSA Financial Services Spain, EFC, SA	—	—	726
SCF Rahoituspalvelut KIMI VI DAC	—	635	—
Auto ABS French Lease Master Compartiment 2016	—	—	635
Banco Santander Totta, S.A.	—	1,999	—
Redemptions and repurchases	(48,319)	(66,871)	(59,036)
Of which:
Banco Santander (Brasil) S.A.	(14,802)	(23,187)	(7,579)
Santander Consumer USA Holdings Inc.	(11,939)	(10,264)	(11,166)
Santander Group UK	(6,800)	(13,303)	(13,163)
Banco Santander, S.A. (*)	(4,752)	(9,956)	(12,837)
Santander Consumer Finance, S.A.	(2,366)	(1,618)	(4,117)
Santander Consumer Bank AS	(1,268)	(337)	(710)
Santander Holdings USA, Inc.	(903)	(759)	(1,786)
Banca PSA Italia S.p.A.	(600)	—	—
Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	(579)	(224)	(1,453)
Santander International Products, Plc.	(491)	(310)	(332)
Banco Santander- Chile	(204)	(1,442)	(516)
Banco Santander Totta, S.A.	(41)	(998)	(856)
Santander Bank, National Association	—	(886)	—
Exchange differences and other movements	(1,208)	(13,374)	2,219
Balance at year-end	195,498	176,719	183,278

(*)     As of December 31, 2017 and 2016, issuer entities were included.

c)Notes and other securities

These notes were issued basically by Santander Consumer Finance, S.A.; Santander UK plc; Banco Santander México, S.A. Institución de Banca Múltiple, Grupo Financiero Santander México and  Banco Santander, S.A.

d)Guarantees

Set forth below is information on the liabilities secured by financial assets:

	Million of euros
	2018	2017	2016

Asset-backed securities	38,140	32,505	38,825
Of which, mortgage-backed securities	5,197	4,034	8,561
Other mortgage securities	46,026	52,497	44,616
Of which: mortgage-backed bonds	22,023	23,907	16,965
Territorial covered bond	1,270	1,270	592
	85,436	86,272	84,033

The main characteristics of the assets securing the aforementioned financial liabilities are as follows:

1.	Asset-backed securities:
a.

Mortgage-backed securities- these securities are secured by securitised mortgage assets (see Note 10.e) with average maturities of more than ten years that must: be a first mortgage for acquisition of principal or second residence, be current in payments, have a loan-to-value ratio below 80% and have a liability insurance policy in force covering at least the appraisal value. The value of the financial liabilities broken down in the foregoing table is lower than the balance of the assets securing them - securitised assets retained on the balance sheet - mainly because the Group repurchases a portion of the bonds issued, and in such cases they are not recognised on the liability side of the consolidated balance sheet.

b.

Other asset - backed securities - including asset-backed securities and notes issued by special-purpose vehicles secured mainly by mortgage loans that do not meet the foregoing requirements and other loans (mainly personal loans with average maturities of five years and loans to SMEs with average maturities of seven years).

2.

Other mortgage securities include mainly: (i) mortgage-backed bonds with average maturities of more than ten years that are secured by a portfolio of mortgage loans and credits (included in secured loans - see Note 10.b) which must: not be classified as of procedural stage; have available appraisals performed by specialised entities; have a loan-to-value (LTV) ratio below 80% in the case of home loans and below 60% for loans for other assets and have sufficient liability insurance, (ii) other debt securities issued as part of the Group’s liquidity strategy in the UK, mainly covered bonds in the UK secured by mortgage loans and other assets.

The fair value of the guarantees received by the Group (financial and non-financial assets) which the Group is authorised to sell or pledge even if the owner of the guarantee has not defaulted is scantly material taking into account the Consolidated financial statements as a whole.

e)Spanish mortgage-market issues

The members of the board of directors hereby state that the Group entities operating in the Spanish mortgage-market issues area have established and implemented specific policies and procedures to cover all activities carried on and guarantee strict compliance with mortgage-market regulations applicable to these activities as provided for in Royal Decree 716/2009, of April 24 implementing certain provisions of Mortgage Market Law 2/1981, of March 25, and, by application thereof, in Bank of Spain Circulars 7/2010 and 5/2011, and other financial and mortgage system regulations. Also, financial management defines the Group entities' funding strategy.

The risk policies applicable to mortgage market transactions envisage maximum loan-to-value (LTV) ratios, and specific policies are also in place adapted to each mortgage product, which occasionally require the application of stricter limits.

The Bank’s general policies in this respect require the repayment capacity of each potential customer (the effort ratio in loan approval) to be analysed using specific indicators that must be met. This analysis must determine whether each customer’s income is sufficient to meet the repayments of the loan requested. In addition, the analysis of each customer must include a conclusion on the stability over time of the customer’s income considered with respect to the life of the loan. The aforementioned indicator used to measure the repayment capacity (effort ratio) of each potential customer takes into account mainly the relationship between the potential debt and the income generated, considering on the one hand the monthly repayments of the loan requested and other transactions and, on the other, the monthly salary income and duly supported income.

The Group entities have specialised document comparison procedures and tools for verifying customer information and solvency (see Note 54).

The Group entities’ procedures envisage that each mortgage originated in the mortgage market must be individually valued by an appraisal company not related to the Group.

In accordance with Article 5 of Mortgage Market Law 41/2007, any appraisal company approved by the Bank of Spain may issue valid appraisal reports. However, as permitted by this same article, the Group entities perform several checks and select, from among these companies, a small group with which they enter into cooperation agreements with special conditions and automated control mechanisms. The Group’s internal regulations specify, in detail, each of the internally approved companies, as well as the approval requirements and procedures and the controls established to uphold them. In this connection, the regulations establish the functions of an appraisal company committee on which the various areas of the Group related to these companies are represented. The aim of the committee is to regulate and adapt the internal regulations and the activities of the appraisal companies to the current market and business situation (See note 2.i).

Basically, the companies wishing to cooperate with the Group must have a significant level of activity in the mortgage market in the area in which they operate, they must pass a preliminary screening process based on criteria of independence, technical capacity and solvency -in order to ascertain the continuity of their business- and, lastly, they must pass a series of tests prior to obtaining definitive approval.

In order to comply in full with the legislation, any appraisal provided by the customer is reviewed, irrespective of which appraisal company issues it, to check that the requirements, procedures and methods used to prepare it are formally adapted to the valued asset pursuant to current legislation and that the values reported are customary in the market.

The information required by Bank of Spain Circulars 7/2010 and 5/2011, by application of Royal Decree 716/2009, of April 24 is as follows:

	2018	2017	2016

Face value of the outstanding mortgage loans and credits that support the issuance of mortgage-backed and mortgage bonds pursuant to Royal Decree 716/2009 (excluding securitised bonds)	85,610	91,094	56,871
Of which:
Loans eligible to cover issues of mortgage-backed securities	60,195	59,422	38,426
Transfers of assets retained on balance sheet: mortgage-backed certificates and other securitised mortgage assets	15,807	18,202	19,509

Mortgage-backed bonds

The mortgage-backed bonds (“cédulas hipotecarias”) issued by the Group entities are securities the principal and interest of which are specifically secured by mortgages, there being no need for registration in the property register, by mortgage on all those that at any time are recorded in favour of the issuer and are not affected by the issuance of mortgage bonds and / or are subject to mortgage participations, and / or mortgage transfer certificates, and, if they exist, by substitution assets eligible to be hedged and for the economic flows generated by derivative financial instruments linked to each issue, and without prejudice to the issuer’s unlimited liability.

The mortgage bonds include the credit right of its holder against the issuing entity, guaranteeing in the manner provided for in the previous paragraph, and involve the execution to claim from the issuer the payment after due date. The holders of these securities are recognised as preferred creditors, singularly privileged, with the preference, included in number 3º of article 1,923 of the Spanish Civil Code against any other creditor, in relation with the entire group of loans and mortgage loans registered in favour of the issuer, except those that act as coverage for mortgage bonds and / or are subject to mortgage participations and / or mortgage transfer certificates.

In the event of insolvency, the holders of mortgage-backed bonds will enjoy the special privilege established in Article 90.1.1 of Insolvency Law 22/2003, of 9 July. Without prejudice to the foregoing, in accordance with Article 84.2.7 of the Insolvency Law, during the insolvency proceedings, the payments relating to the repayment of the principal and interest of the bonds issued and outstanding at the date of the insolvency filing will be settled up to the amount of the income received by the insolvent party from the mortgage loans and credits and, where appropriate, from the replacement assets backing the bonds and from the cash flows generated by the financial instruments associated with the issues (Final Provision 19 of the Insolvency Law).

If, due to a timing mismatch, the income received by the insolvent party is insufficient to meet the payments described in the preceding paragraph, the insolvency managers must settle them by realising the replacement assets set aside to cover the issue and, if this is not sufficient, they must obtain financing to meet the mandated payments to the holders of the mortgage-backed bonds, and the finance provider must be subrogated to the position of the bond-holders.

In the event that the measure indicated in Article 155.3 of the Insolvency Law were to be adopted, the payments to all holders of the mortgage-backed bonds issued would be made on a pro-rata basis, irrespective of the issue dates of the bonds.

The outstanding mortgage-backed bonds issued by the Group totalled EUR 22,023 million at December 31, 2018 (all of which were denominated in euros), of which EUR 21,523 million were issued by Banco Santander, S.A. and EUR 500 million were issued by Santander Consumer Finance, S.A. The issues outstanding at December 31, 2018 and 2017 are detailed in the separate financial statements of each of these companies.

Mortgage-backed bond issuers have an early redemption option solely for the purpose of complying with the limits on the volume of outstanding mortgage-backed bonds stipulated by mortgage market regulations.

None of the mortgage-backed bonds issued by the Group entities had replacement assets assigned to them.

23.   Subordinated liabilities

a)	Breakdown

The detail, by currency of issue, of Subordinated liabilities in the consolidated balance sheets is as follows:

	Million of euros			December 31, 2018
				Outstanding
				issue amount
				in foreign	Annual
				currency	interest
Currency of issue	2018	2017	2016	(million)	rate (%)

Euro	14,001	11,240	8,044	14,001	3.89%
US dollar	7,813	8,008	9,349	8,946	5.30%
Pound sterling	628	874	949	562	8.92%
Brazilian real	—	131	136	—	—
Other currencies	1,378	1,257	1,424
Balance at end of year	23,820	21,510	19,902
Of which, preference shares	345	404	413
Of which, preference participations	9,717	8,369	6,916

Note 51 contains a detail of the residual maturity periods of subordinated liabilities at each year-end and of the related average interest rates in each year.

b)Changes

The changes in Subordinated liabilities in the last three years were as follows:

	Million of euros
	2018	2017	2016

Balance at beginning of year	21,510	19,902	21,153
Net inclusion of entities in the Group (Note 3)	—	11	—
Of which: Banco Santander, S.A. (Grupo Banco Popular)	—	11	—
Placements	3,283	2,994	2,395
Of which:
Banco Santander, S.A. (*)	2,750	2,894	2,328
Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	281	—	59
Santander Bank Polska S.A.	235	—	—
PSA Banque France	—	78	—

Net redemptions and repurchases (**)	(1,259)	(870)	(2,812)
Of which:
Banco Santander, S.A. (*)	(401)	(453)	(1,976)
Santander UK plc	(313)	(60)	(51)
Santander Holdings USA, Inc.	(195)	(72)	—
Santander Bank, National Association	(163)	(285)	—
Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	(125)	—	—
Banco Santander (Brasil) S.A.	(62)	—	(716)
Santander Consumer Finance, S.A.	—	—	(70)
Exchange differences and other movements	286	(527)	(834)
Balance at end of year	23,820	21,510	19,902

(*)    As of December 31, 2017 and 2016, issuer entities were included.

(**)  The balance relating to issuances, redemptions and repurchases (EUR 2,024 million), together with the interest paid in remuneration of these issuances including PPCC (EUR 1,245 million), is included in the cash flow from financing activities.

c)Other disclosures

This item includes the preference shares (participaciones preferentes) and other financial instruments issued by the consolidated companies which, although equity for legal purposes, do not meet the requirements for classification as equity (preference shares).

The preference shares do not carry any voting rights and are non-cumulative. They were subscribed to by non-Group third parties and, except for the shares of Santander UK plc referred to below, are redeemable at the discretion of the issuer, based on the terms and conditions of each issue.

At December 31, 2018, Santander UK plc had a GBP 2,041 million subordinated issue which is convertible (having acquired the Group GBP 900 million), at Santander UK plc’s option, into preference shares of Santander UK plc, at a price of GBP 1 per share.

For the purposes of payment priority, preference shares (participaciones preferentes) are junior to all general creditors and to subordinated deposits. The remuneration of these securities, which have no voting rights, is conditional upon the obtainment of sufficient distributable profit and upon the limits imposed by Spanish banking regulations on equity.

The other issues are subordinated and, therefore, for the purposes of payment priority, they are junior to all general creditors of the issuers.

At December 31, 2018, the following issues were convertible into Bank shares:

On March 5, May 8 and September 2, 2014, Banco Santander, S.A. announced that its executive committee had resolved to launch three issues of preference shares contingently convertible into newly issued ordinary shares of the Bank (“CCPSs”) for a nominal amount of EUR 1,500 million, USD 1,500 million and EUR 1,500 million, respectively. The interest on the CCPSs, payment of which is subject to certain conditions and is discretionary, was set at 6.25% per annum for the first five years (to be repriced thereafter by applying a 541 basis-point spread to the 5-year Mid-Swap Rate) for the March issue, at 6.375% per annum for the first five years (to be repriced thereafter by applying a 478.8 basis-point spread to the 5-year Mid-Swap Rate) for the May issue and at 6.25% per annum for the first seven years (to be repriced every five years thereafter by applying a 564 basis-point spread to the 5-year Mid-Swap Rate) for the September issue.

On March 25, May 28, and September 30, 2014, the Bank of Spain confirmed that the CCPSs were eligible as Additional Tier 1 capital under the new European capital requirements of Regulation (EU) No 575/2013. The CCPSs are perpetual, although they may be redeemed early in certain circumstances and would convert into newly issued ordinary shares of Banco Santander if the Common Equity Tier 1 ratio of the Bank or its consolidated group fell below 5.125%, calculated in accordance with Regulation (EU) No 575/2013. The CCPSs are traded on the Global Exchange Market of the Irish Stock Exchange.

Furthermore, on January 29, 2014 Banco Santander (Brasil) S.A. launched an issue of Tier 1 perpetual subordinated notes for a nominal amount of USD 1,248 million, of which the Group has acquired 89.6%. The notes are perpetual and would convert into ordinary shares of Banco Santander (Brasil) S.A. if the common equity Tier 1 ratio, calculated as established by the Central Bank of Brazil, were to fall below 5.125%.

On December 30, 2016, Grupo Financiero Santander México, S.A.B. of C.V. made an issue of perpetual subordinated notes for a nominal amount of USD 500 million of which the Group has acquired 88.2%. Perpetual obligations are automatically converted into shares when the Regulatory Capital Index (CET1) is equal to or less than 5.125% at the conversion price.

On April 25, and September 29, 2017, Banco Santander, S.A. issued preferred shares contingently convertible in newly issued common shares of the Bank (the “CCPP”), for a nominal amount of 750 million euros, and 1,000 million euros, respectively. The remuneration of the CCPPs, whose payment is subject to certain conditions and is also discretionary, was fixed at 6.75% annually for the first five years (being reviewed thereafter by applying a margin of 680.3 basis points over the 5-year Mid-Swap Rate) for the issue paid out in April, and at 5.25% annually for the first six years (reviewed thereafter by applying a margin of 499.9 basis points over the 5-year Mid-Swap Rate) for the issue paid out in September.

On February 8, 2018, Banco Santander, S.A. carried out an issue of subordinated obligations for a term of ten years, amounting to EUR1,250 million. The issue accrues an annual interest of 2.125% payable annually.

On March 19, 2018, Banco Santander, S.A. carried out an issue of contingently convertible preferred shares in common shares of the newly issued Bank (the "PPCC"), for a nominal amount of EUR 1,500 million. The remuneration of the CCPPs, whose payment is subject to certain conditions and is also discretionary, was fixed at an annual 4.75%, payable quarterly, for the first seven years (being revised thereafter applying a margin of 410 basis points over the type Mid-swap).

On April 20, 2018, Santander Bank Polska S.A. carried out an issue of subordinated obligations for a term of ten years and with an option to amortize the fifth anniversary of the issue date, for an amount of EUR 1,000 million Polish zlotys. The issue accrues a floating interest of Wibor (6M) + 160 basic points payable semiannually.

On October 1, 2018, Banco Santander México, S.A ., Institución de Banca Múltiple, Grupo Financiero Santander México it issued a subordinated debt for a term of ten years for a nominal amount of 1,300 million US dollars and at an interest rate of 5.95%, the group having acquired 75% of the issue.

The accrued interests from the subordinated liabilities during 2018 amounted to EUR 770 million (EUR 966 million and EUR 945 million during 2017 and 2016, respectively). Interests from the “CCPS” during 2018 amounted to EUR 560 million (EUR 395 million and EUR 334 million in 2017 and 2016, respectively).

24.   Other financial liabilities

The detail of Other financial liabilities in the consolidated balance sheets is as follows:

	Million of euros
	2018	2017	2016

Trade payables	1,323	1,559	1,230
Clearing houses	434	767	676
Tax collection accounts:
Public Institutions	3,968	3,212	2,790
Factoring accounts payable	263	290	180
Unsettled financial transactions	3,373	6,375	7,418
Other financial liabilities	15,303	16,225	14,222
	24,664	28,428	26,516

Note 51 contains a detail of the residual maturity periods of other financial liabilities at each year-end.

25.   Provisions

a)	Breakdown

The detail of Provisions in the consolidated balance sheets is as follows:

	Million of euros
	2018	2017	2016

Provision for pensions and other obligations post-employments	5,558	6,345	6,576
Other long term employee benefits	1,239	1,686	1,712
Provisions for taxes and other legal contingencies	3,174	3,181	2,994
Provisions for contingent liabilities and commitments (Note 2)	779	617	459
Other provisions	2,475	2,660	2,718
Provisions	13,225	14,489	14,459

b)Changes

The changes in Provisions in the last three years were as follows:

	Million of euros
	2018					2017					2016

		Provisions	Provisions				Provisions	Provisions				Provisions	Provisions
	Provisions	for other	for			Provisions	for other	for			Provisions	for other	for
	for post-	long term	contingent			for post-	long term	commitments			for post-	long term	commitments
	employment	employee	liabilities and	Other		employment	employee	and guarantees	Other		employment	employee	and guarantees	Other
	plans	benefits	commitments (*)	provisions	Total	plans	benefits	given	provisions	Total	plans	benefits	given	provisions	Total

Balances at beginning of year	6,345	1,686	814	5,841	14,686	6,576	1,712	459	5,712	14,459	6,356	1,916	618	5,604	14,494
Incorporation of Group companies, net	—	—	—	(30)	(30)	59	184	146	1,365	1,754	11	8	(4)	13	28
Additions charged to income:	38	251	(49)	2,253	2,493	237	293	(49)	2,863	3,344	227	368	(40)	2,235	2,790
Interest expense(Note 39)	165	21	—	—	186	175	23	—	—	198	170	31	—	—	201
Personnel expenses (Note 47)	78	6	—	—	84	82	6	—	—	88	73	8	—	—	81
Provisions or reversion of provisions	(205)	224	(49)	2,253	2,223	(20)	264	(49)	2,863	3,058	(16)	329	(40)	2,235	2,508
Addition	7	227	455	4,612	5,301	2	264	606	3,855	4,727	24	377	226	3,024	3,651
Release	(212)	(3)	(504)	(2,359)	(3,078)	(22)	—	(655)	(992)	(1,669)	(40)	(48)	(266)	(789)	(1,143)
Other additions arising from insurance contracts linked to pensions	(7)	—	—	—	(7)	(7)	—	—	—	(7)	(3)	—	—	—	(3)

Changes in value recognised in equity	(482)	—	—	—	(482)	369	—	—	—	369	1,275	—	—	—	1,275

Payments to pensioners and pre-retirees with a charge to internal provisions	(332)	(625)	—	—	(957)	(355)	(498)	—	—	(853)	(367)	(603)	—	—	(970)
Benefits paid due to settlements	—	—	—	—	—	(260)	—	—	—	(260)	(20)	—	—	—	(20)
Insurance premiums paid	(2)	—	—	—	(2)	—	—	—	—	—	(1)	—	—	—	(1)
Payments to external funds	(368)	—	—	—	(368)	(273)	—	—	—	(273)	(852)	—	—	—	(852)
Amounts used	—	—	(3)	(2,548)	(2,551)	—	—	(3)	(2,997)	(3,000)	—	—	(2)	(2,149)	(2,151)

Transfer, exchange differences and other changes	366	(73)	17	133	443	(1)	(5)	64	(1,102)	(1,044)	(50)	23	(113)	9	(131)

Balances at end of year	5,558	1,239	779	5,649	13,225	6,345	1,686	617	5,841	14,489	6,576	1,712	459	5,712	14,459

(*)   See reconciliation of IAS39 as of December 31, 2017 to IFRS9 as of January 1, 2018 (Note 1.b).

c)   Provision for pensions and other obligations post –employments and Other long term employee benefits

The detail of Provisions for pensions and similar obligations is as follows:

	Million of euros
	2018	2017	2016

Provisions for post-employment plans - Spanish entities	3,930	4,274	4,701
Provisions for other similar obligations - Spanish entities	1,189	1,643	1,664
Of which: pre-retirements	1,172	1,630	1,644
Provisions for post-employment plans - United Kingdom	130	323	306
Provisions for post-employment plans - Other subsidiaries	1,498	1,748	1,569
Provisions for other similar obligations - Other subsidiaries	50	43	48
Provision for pensions and other obligations post -employments and Other long term employee benefits	6,797	8,031	8,288
Of which: defined benefits	6,791	8,026	8,277

i.Spanish entities - Post-employment plans and other similar obligations

At December 31, 2018, 2017 and 2016, the Spanish entities had post-employment benefit obligations under defined contribution and defined benefit plans. In addition, in various years some of the consolidated entities offered certain of their employees the possibility of taking pre-retirement and, therefore, provisions are recognised each year for the obligations to employees taking pre-retirement -in terms of salaries and other employee benefit costs- from the date of their pre-retirement to the agreed end date. In 2017, in parallel and simultaneously, Banco Santander and Banco Popular Español, S.A.U. reached an agreement with the workers’ representatives to implement a pre-retirement and incentivised retirement plan, which welcomed 1,715 employees during 2018, being the provision set up to cover these commitments of EUR 209 million . In 2017 and 2016 the provisions accounted for benefit plans and contribution commitments were EUR 248 and 361 million in 2017 and 2016, respectively.

In October 2017, the Bank and the workers’ representatives reached an agreement for the elimination and compensation of certain passive rights arising from extra-covenant improvement agreements. The effect of the settlement of the mentioned commitments is shown in the tables included below in the "benefit paid for settlement" line.

The expenses incurred by the Spanish companies in respect of contributions to defined contribution plans amounted to EUR 87 million in 2018 (2017: EUR 90 million; 2016: EUR 93 million).

The amount of the defined benefit obligations was determined on the basis of the work performed by independent actuaries using the following actuarial techniques:

1.	Valuation method: projected unit credit method, which sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.
2.	Actuarial assumptions used: unbiased and mutually compatible. Specifically, the most significant actuarial assumptions used in the calculations were as follows:

	Post-employment plans			Other similar obligations
	2018	2017	2016	2018	2017	2016

Annual discount rate	1.55%	1.40% and 1.38% B. Popular	1.50%	1.55%	1.40%	1.50%
Mortality tables	PERM/F-2000	PERM/F-2000	PERM/F-2000	PERM/F-2000	PERM/F-2000	PERM/F-2000
Cumulative annual CPI growth	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%
Annual salary increase rate	2.0%(*)	B. Popular 1.75% in 2018 and Rest B. Santander 1,25%	2.00% (*)	N/A	N/A	N/A
Annual social security pension increase rate	1.00%	1.00%	1.00%	N/A	N/A	N/A
Annual benefit increase rate	N/A	N/A	N/A	From 0% to 1.50%	From 0% to 1.50%	From 0% to 1.50%

(*)    Corresponds to the Group’s defined-benefit obligations.

The discount rate used for the flows was determined by reference to high-quality corporate bonds (at least AA in euros) with terms consistent with those of the obligations.

Any changes in the main assumptions could affect the calculation of the obligations. At December 31, 2018, if the discount rate used had been decreased or increased by 50 basis points, there would have been an increase or decrease in the present value of the post-employment obligations of +5.33% (-50 b.p) to -4.88% (+50 b.p.),respectively, and an increase or decrease in the present value of the long-term obligations of +1.11% (-50 b.p.) to -1.09% (+50 b.p.), respectively. These changes would be offset in part by increases or decreases in the fair value of the assets and insurance contracts linked to pensions.

3.	The estimated retirement age of each employee is the first at which the employee is entitled to retire or the agreed-upon age, as appropriate.

The fair value of insurance contracts was determined as the present value of the related payment obligations, taking into account the following assumptions:

	Post-employment plans			Other similar obligations
	2018	2017	2016	2018	2017	2016

Expected rate of return on plan assets	1.55%	1.40%	1.50%	1.55%	1.40%	N/A
Expected rate of return on reimbursement rights	1.55%	1.40%	1.50%	N/A	N/A	N/A

The funding status of the defined benefit obligations in 2018 and the four preceding years is as follows:

	Million of euros
	Post-employment plans					Other similar obligations
	2018	2017	2016	2015	2014	2018	2017	2016	2015	2014

Present value of the obligations:
To current employees	60	138	50	48	62	—	—	—	—	—
Vested obligations to retired employees	5,332	5,662	4,423	4,551	4,708	—	—	—	—	—
To pre-retirees employees	—	—	—	—	—	1,187	1,647	1,644	1,801	2,220
Long-service bonuses and other benefits	—	—	—	—	—	17	13	13	12	13
Other	35	112	383	380	307	—	—	—	—	4
	5,427	5,912	4,856	4,979	5,077	1,204	1,660	1,657	1,813	2,237
Less - Fair value of plan assets	1,500	1,640	157	157	167	15	17	—	—	—
Provisions - Provisions for pensions	3,927	4,272	4,699	4,822	4,910	1,189	1,643	1,657	1,813	2,237

Of which:
Internal provisions for pensions	3,720	4,036	4,432	4,524	4,565	1,189	1,642	1,657	1,813	2,237
Insurance contracts linked to pensions (Note 14)	210	238	269	299	345	—	1	—	—	—
Unrecognised net assets for pensions	(3)	(2)	(2)	(1)	—	—	—	—	—	—

The amounts recognised in the consolidated income statements in relation to the aforementioned defined benefit obligations are as follows:

	Million of euros
	Post-employment plans			Other similar obligations
	2018	2017	2016	2018	2017	2016

Current service cost	18	16	11	1	1	1
Interest cost (net)	73	79	91	18	21	27
Expected return on insurance contracts
linked to pensions	(4)	(4)	(5)	—	—	—
Provisions or reversion of provisions
Actuarial (gains)/losses recognised in the year	—	—	—	7	13	6
Past service cost	3	—	6	5	—	—
Pre-retirement cost	1	—	6	208	248	355
Other	(4)	(2)	(21)	—	—	(1)
	87	89	88	239	283	388

In addition, in 2018 Other comprehensive income – Items not reclassified to profit or loss – Actuarial gains or (-) losses on defined benefit pension plans decreased by EUR 65 million with respect to defined benefit obligations (increased 2017: EUR 41 million; increased 2016: EUR 141 million).

The changes in the present value of the accrued defined benefit obligations were as follows:

	Million of euros
	Post-employment plans			Other similar obligations
	2018	2017	2016	2018	2017	2016

Present value of the obligations at beginning of year	5,912	4,856	4,979	1,660	1,657	1,813
Incorporation of Group companies, net	(36)	1,563	—	—	202	—
Current service cost	18	16	11	1	1	1
Interest cost	99	94	95	18	21	27
Pre-retirement cost	1	—	6	208	248	355
Effect of curtailment/settlement	(4)	(2)	(21)	—	—	—
Benefits paid	(423)	(388)	(353)	(617)	(490)	(570)
Benefits paid due to settlements	—	(260)	—	—	—	—
Past service cost	3	—	6	5	—	—
Actuarial (gains)/losses	(145)	57	136	6	13	6
Demographic actuarial (gains)/losses	(21)	(7)	15	(3)	10	(1)
Financial actuarial (gains)/losses	(124)	64	121	9	3	7
Exchange differences and other items	2	(24)	(3)	(77)	8	25
Present value of the obligations at end of year	5,427	5,912	4,856	1,204	1,660	1,657

The changes in the fair value of plan assets and of insurance contracts linked to pensions were as follows:

Plan assets

	Million of euros
	Post-employment plans			Other similar obligations
	2018	2017	2016	2018	2017	2016

Fair value of plan assets at beginning of year	1,640	157	157	17	—	—
Incorporation of Group companies, net	—	1,507	—	—	18	—
Expected return on plan assets	26	15	4	—	—	—
Benefits paid	(115)	(58)	(8)	(2)	(1)	—
Contributions/(surrenders)	21	3	9	—	—	—
Actuarial gains/(losses)	(73)	24	(2)	(1)	—	—
Exchange differences and other items	1	(8)	(3)	1	—	—
Fair value of plan assets at end of year	1,500	1,640	157	15	17	—

Insurance contracts linked to pensions

	Million of euros
	Post-employment plans			Other similar obligations
	2018	2017	2016	2018	2017	2016

Fair value of insurance contracts linked to pensions at beginning of year	238	269	299	1	—	—
Incorporation of Group companies, net	—	—	—	—	2	—
Expected return on insurance contracts linked to pensions	4	4	5	—	—	—
Benefits paid	(27)	(29)	(32)	(1)	(1)	—
Paid premiums	2	1	—	—	—	—
Actuarial gains/(losses)	(7)	(7)	(3)	—	—	—
Fair value of insurance contracts linked to pensions at end of year	210	238	269	—	1	—

In view of the conversion of the defined-benefit obligations to defined-contribution obligations, the Group has not made material current contributions in Spain in 2018 to fund its defined-benefit pension obligations.

The plan assets and the insurance contracts linked to pensions are instrumented mainly through insurance policies.

The following table shows the estimated benefits payable at December 31, 2018 for the next ten years:

Million
of euros

2019	792
2020	662
2021	569
2022	486
2023	425
2024 to 2028	1,604

ii.United Kingdom

At the end of each of the last three years, the businesses in the United Kingdom had post-employment benefit obligations under defined contribution and defined benefit plans. The expenses incurred in respect of contributions to defined contribution plans amounted to EUR 93 million in 2018 (2017: EUR 82 million; 2016: EUR 81 million).

The amount of the defined benefit obligations was determined on the basis of the work performed by independent actuaries using the following actuarial techniques:

1.	Valuation method: projected unit credit method, which sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.
2.	Actuarial assumptions used: unbiased and mutually compatible. Specifically, the most significant actuarial assumptions used in the calculations were as follows:

	2018	2017	2016

Annual discount rate	2.90%	2.49%	2.79%
Mortality tables	108/86 S2 Light	108/86 S2 Light	116/98 S1 Light TMC
Cumulative annual CPI growth	3.22%	3.15%	3.12%
Annual salary increase rate	1.00%	1.00%	1.00%
Annual pension increase rate	2.94%	2.94%	2.92%

The discount rate used for the flows was determined by reference to high-quality corporate bonds (at least AA in pounds sterling) that coincide with the terms of the obligations.

Any changes in the main assumptions could affect the calculation of the obligations. At December 31, 2018, if the discount rate used had been decreased or increased by 50 basis points, there would have been an increase or decrease in the present value of the obligations of +9.80% (-50 b.p.) and -8.74% (+50 b.p.), respectively.If the inflation assumption had been increased or decreased by 50 basis points, there would have been an increase or decrease in the present value of the obligations of + 6.57% (+50 b.p.) and -6.31% (-50 b.p.), respectively. These changes would be offset in part by increases or decreases in the fair value of the assets.

The funding status of the defined benefit obligations in 2018 and the four preceding years is as follows:

	Million of euros
	2018	2017	2016	2015	2014

Present value of the obligations	12,079	13,056	12,955	12,271	11,959
Less-
Fair value of plan assets	12,887	13,239	13,118	12,880	12,108
Provisions - Provisions for pensions	(808)	(183)	(163)	(609)	(149)

Of which:
Internal provisions for pensions	130	323	306	150	256
Net assets for pensions	(938)	(506)	(469)	(759)	(405)

The amounts recognised in the consolidated income statements in relation to the aforementioned defined benefit obligations are as follows:

	Million of euros
	2018	2017	2016

Current service cost	31	36	31
Interest cost (net)	(6)	(6)	(22)
	25	30	9

In addition, in 2018 Other comprehensive income – Items not reclassified to profit or loss – Actuarial gains or (-) losses on defined benefit pension plans decreased by EUR 481 million with respect to defined benefit obligations (2017: increase of EUR 121 million; 2016: increase of EUR 621 million).

The changes in the present value of the accrued defined benefit obligations were as follows:

	Million of euros
	2018	2017	2016

Present value of the obligations at beginning of year	13,056	12,955	12,271
Current service cost	31	36	31
Interest cost	320	347	407
Benefits paid	(489)	(445)	(332)
Contributions made by employees	24	20	20
Past service cost	—	—	—
Actuarial (gains)/losses	(766)	602	2,315
Demographic actuarial (gains)/losses	(21)	(184)	(59)
Financial actuarial (gains)/losses	(745)	786	2,374
Exchange differences and other items	(97)	(459)	(1,757)
Present value of the obligations at end of year	12,079	13,056	12,955

The changes in the fair value of the plan assets were as follows:

	Million of euros
	2018	2017	2016

Fair value of plan assets at beginning of year	13,239	13,118	12,880
Expected return on plan assets	326	353	429
Benefits paid	(489)	(445)	(332)
Contributions	209	208	304
Actuarial gains/(losses)	(285)	481	1,694
Exchange differences and other items	(113)	(476)	(1,857)
Fair value of plan assets at end of year	12,887	13,239	13,118

In 2019 the Group expects to make current contributions to fund these obligations for amounts similar to those made in 2018.

The main categories of plan assets as a percentage of total plan assets are as follows:

	2018	2017	2016

Equity instruments	17%	20%	25%
Debt instruments	50%	46%	49%
Properties	10%	13%	12%
Other	23%	21%	14%

The following table shows the estimated benefits payable at December 31, 2018 for the next ten years:

Million
of euros

2019	297
2020	301
2021	321
2022	345
2023	363
2024 to 2028	2,127

iii. Other foreign subsidiaries

Certain of the consolidated foreign entities have acquired commitments to their employees similar to post-employment benefits.

At December 31, 2018, 2017 and 2016, these entities had defined-contribution and defined-benefit post-employment benefit obligations. The expenses incurred in respect of contributions to defined contribution plans amounted to EUR 107 million in 2018 (2017: EUR 99 million; 2016: EUR 92 million).

The actuarial assumptions used by these entities (discount rates, mortality tables and cumulative annual CPI growth) are consistent with the economic and social conditions prevailing in the countries in which they are located.

Specifically, the discount rate used for the flows was determined by reference to high-quality corporate bonds, except in the case of Brazil where there is no extensive corporate bond market and, accordingly the discount rate was determined by reference to the series B bonds issued by the Brazilian National Treasury Secretariat for a term coinciding with that of the obligations. In Brazil the discount rate used was between 9.11% and 9.26%, the CPI 4% and the mortality table the AT-2000.

Any changes in the main assumptions could affect the calculation of the obligations. At December 31, 2018, if the discount rate used had been decreased or increased by 50 basis points, there would have been an increase or decrease in the present value of the obligations of + 5.25% (-50 b.p.) and -4.80% (+50 b.p.), respectively.These changes would be offset in part by increases or decreases in the fair value of the assets.

The funding status of the obligations similar to post-employment benefits and other long-term benefits in 2018 and the four preceding years is as follows:

	Million of euros
		Of which:
		business in
	2018	Brazil	2017	2016	2015	2014

Present value of the obligations	9,116	6,649	9,534	9,876	8,337	10,324
Less-
Of which: with a charge to the participants	167	167	193	153	133	151
Fair value of plan assets	7,743	6,046	7,927	8,445	7,008	8,458
Provisions - Provisions for pensions	1,206	436	1,414	1,278	1,196	1,715

Of which:
Internal provisions for pensions	1,541	756	1,787	1,613	1,478	1,999
Net assets for pensions	(77)	(62)	(98)	(52)	(28)	(8)
Unrecognised net assets for pensions	(258)	(258)	(275)	(283)	(254)	(276)

The amounts recognised in the consolidated income statements in relation to these obligations are as follows:

	Million of euros
	2018	2017	2016

Current service cost	34	35	38
Interest cost (net)	101	104	105
Provisions or reversion of provisions
Actuarial (gains)/losses recognised in the year	5	1	(9)
Past service cost	3	3	18
Pre-retirement cost	(6)	—	(9)
Other	(203)	(19)	(37)
	(66)	124	106

In addition, in 2018 Other comprehensive income – Items not reclassified to profit or loss – Actuarial gains or (-) losses on defined benefit pension plans increased by EUR 64 million with respect to defined benefit obligations (increased EUR 207 million and increased EUR 513 million in 2017 and 2016, respectively).

In December 2011, the financial entities of Portugal, including Banco Santander Totta, S.A. made a partial transfer of the pension commitments to the Social Security. Consequently, Banco Santander Totta, S.A. carried out the transfer of the corresponding assets and liabilities and the current value of the net commitments of the fair value of the corresponding assets of the plan, as of December 31, 2011, under Provisions - Funds for pensions and similar obligations. In 2016, the collective bargaining agreement of the banking sector was approved, consolidating the sharing of responsibility for the pension commitments between the State and the banks.

On the other hand, in 2016 the Group in Brazil updated the recognition of its obligations of certain health benefits in the terms stipulated in the regulation that develops them and that establishes the coverage of this benefit in equal proportion between the sponsor and partners. The effect of this liquidation, together with that of the businesses in Portugal, is shown in the following tables under the heading “benefits paid due to settlements”.

In June 2018, the Group in Brazil reached an agreement with the labour unions to modify the scheme of contributions to certain health benefits, which implied a reduction in commitments amounting to 186 million euros, shown in the following tables under the heading "Effect to curtailment/settlement".

The changes in the present value of the accrued obligations were as follows:

	Million of euros
	2018	2017	2016

Present value of the obligations at beginning of year	9,534	9,876	8,337
Incorporation of Group companies, net	36	165	171
Current service cost	34	35	38
Interest cost	646	807	802
Pre-retirement cost	(6)	—	(9)
Effect of curtailment/settlement	(199)	(19)	(37)
Benefits paid	(634)	(716)	(690)
Benefits paid due to settlements	—	(24)	(1,352)
Contributions made by employees	5	6	8
Past service cost	3	3	18
Actuarial (gains)/losses	390	404	1,269
Demographic actuarial (gains)/losses	(59)	(140)	439
Financial actuarial (gains)/losses	449	544	830
Exchange differences and other items	(693)	(1,003)	1,321
Present value of the obligations at end of year	9,116	9,534	9,876

The changes in the fair value of the plan assets were as follows:

	Million of euros
	2018	2017	2016

Fair value of plan assets at beginning of year	7,927	8,445	7,008
Incorporation of Group companies, net	—	166	154
Expected return on plan assets	573	732	732
Benefits paid	(602)	(683)	(637)
Benefits paid due to settlements	—	(24)	(1,328)
Contributions	199	94	559
Liquidation gains/(losses)	—	—	—
Actuarial gains/(losses)	308	203	687
Exchange differences and other items	(662)	(1,006)	1,270
Fair value of plan assets at end of year	7,743	7,927	8,445

In 2019 the Group expects to make contributions to fund these obligations for amounts similar to those made in 2018.

The main categories of plan assets as a percentage of total plan assets are as follows:

	2018	2017	2016

Equity instruments	7%	6%	7%
Debt instruments	83%	84%	88%
Properties	1%	3%	1%
Other	9%	7%	4%

The following table shows the estimated benefits payable at December 31, 2018 for the next ten years:

Million
of euros

2019	593
2020	603
2021	612
2022	629
2023	644
2024 to 2028	3,429

d)Provisions for taxes and other legal contingencies and Other provisions

Provisions - Provisions for taxes and other legal contingencies and Provisions - Other provisions, which include, inter alia, provisions for restructuring costs and tax-related and non-tax-related proceedings, were estimated using prudent calculation procedures in keeping with the uncertainty inherent to the obligations covered. The definitive date of the outflow of resources embodying economic benefits for the Group depends on each obligation. In certain cases, these obligations have no fixed settlement period and, in other cases, depend on the legal proceedings in progress.

The detail, by geographical area, of Provisions for taxes and other legal contingencies and Other provisions is as follows:

	Million of euros
	2018	2017	2016

Recognised by Spanish companies	1,647	1,666	1,148
Recognised by other EU companies	1,044	1,127	1,300
Recognised by other companies	2,958	3,048	3,264
Of which:
Brazil	2,496	2,504	2,715
	5,649	5,841	5,712

Set forth below is the detail, by type of provision, of the balance at December 31, 2018, 2017 and 2016 of Provisions for taxes and other legal contingencies and Other provisions. The types of provision were determined by grouping together items of a similar nature:

	Million of euros
	2018	2017	2016

Provisions for taxes	864	1,006	1,074
Provisions for employment-related proceedings (Brazil)	859	868	915
Provisions for other legal proceedings	1,451	1,307	1,005
Provision for customer remediation	652	885	685
Regulatory framework-related provisions	105	101	253
Provision for restructuring	492	360	472
Other	1,226	1,314	1,308
	5,649	5,841	5,712

Relevant information is set forth below in relation to each type of provision shown in the preceding table:

The provisions for taxes include provisions for tax-related proceedings.

The provisions for employment-related proceedings (Brazil) relate to claims filed by trade unions, associations, the prosecutor’s office and ex-employees claiming employment rights to which, in their view, they are entitled, particularly the payment of overtime and other employment rights, including litigation concerning retirement benefits. The number and nature of these proceedings, which are common for banks in Brazil, justify the classification of these provisions in a separate category or as a separate type from the rest. The Group calculates the provisions associated with these claims in accordance with past experience of payments made in relation to claims for similar items. When claims do not fall within these categories, a case-by-case assessment is performed and the amount of the provision is calculated in accordance with the status of each proceeding and the risk assessment carried out by the legal advisers.

The provisions for other legal proceedings include provisions for court, arbitration or administrative proceedings (other than those included in other categories or types of provisions disclosed separately) brought against Santander Group companies.

The provisions for customer remediation include mainly the estimated cost of payments to remedy errors relating to the sale of certain products in the UK and the estimated amount related to the floor clauses of Banco Popular Español, S.A.U. To calculate the provision for customer remediation, the best estimate of the provision made by management is used, which is based on the estimated number of claims to be received and, of these, the number that will be accepted, as well as the estimated average payment per case.

The regulatory framework-related provisions include mainly the provisions relating to the FSCS (Financial Services Compensation Scheme), the Bank Levy in the UK and in Poland the provision related to the Banking Tax.

The provisions for restructuring include only the costs arising from restructuring processes carried out by the various Group companies.

Qualitative information on the main litigation is provided in Note 25.e to the consolidated financial statements.

Our general policy is to record provisions for tax and legal proceedings in which we assess the chances of loss to be probable and we do not record provisions when the chances of loss are possible or remote. We determine the amounts to be provided for as our best estimate of the expenditure required to settle the corresponding claim based, among other factors, on a case-by-case analysis of the facts and the legal opinion of internal and external counsel or by considering the historical average amount of the loss incurred in claims of the same nature. The definitive date of the outflow of resources embodying economic benefits for the Group depends on each obligation. In certain cases, the obligations do not have a fixed settlement term and, in others, they depend on legal proceedings in progress.

The main movements during the 2018 of the breakdown provisions are shown below:

Regarding the provisions arising from civil contingencies and legal nature, Brazil provides in the period EUR 359 million (2017: EUR 355 million, 2016: EUR 201 million) due to civil contingencies and EUR 288 million (2017: EUR 505 million, 2016:EUR 395 million) arising from employment related claims. This increase was partially offset by the use of available provisions of which EUR 299 million (2017: EUR 388 million, 2016:EUR 284 million) were related to payments of employment-related claims and EUR 191 million (2017: EUR 203 million, 2016: EUR 239 million) due to civil contingencies.

Regarding the provisions arising for customer remediation, EUR 16 million (2017: EUR 164 million, 2016: EUR 179 million) are released, and EUR 128 million (2017: EUR 106 million, 2016: EUR 173 million) are used in United Kingdom. On the other hand, in Banco Popular. S.A.U., an amount of EUR 119 million (2017: EUR 223 million) has been used in the year from floor clauses.

Regarding the provisions constituted by regulatory framework, EUR 73 million have been charged (2017: EUR 106 million; 2016: EUR 173 million) and EUR 88 million have been used during 2018 (2017: EUR 151 million; 2016: EUR 169 million) in United Kingdom (Bank Levy and FSCS). In addition, EUR 100 million have been provisioned and paid in Poland.

Regarding the provisions for restructuring process, a further provision of EUR 290 million (2017: EUR 425 million; 2016: EUR 244 million) was registered in Spain. This increase was partially offset by the use of EUR 179 million (2017: EUR 162 million ; 2016: EUR 206 million).

e)     Litigation and other matters

i. Tax-related litigation

At December 31, 2018 the main tax-related proceedings concerning the Group were as follows:

-

Legal actions filed by Banco Santander (Brasil) S.A. and certain Group companies in Brazil challenging the increase in the rate of Brazilian social contribution tax on net income from 9% to 15% stipulated by Interim Measure 413/2008, ratified by Law 11.727/2008, a provision having been recognised for the amount of the estimated loss. Due to recent unfavourable decisions of the courts, the Group in Brazil has withdrawn their actions and paid the amount claimed, using the existing provision.

-

Legal actions filed by Banco Santander (Brasil) S.A. and other Group entities to avoid the application of Law 9.718/98, which modifies the basis to calculate PIS and COFINS social contribution, extending it to all the entities income, and not only to the income from the provision of services. In relation of Banco Santander (Brasil) S.A. process, in May 2015 the Federal Supreme Court (FSC) admitted the extraordinary appeal filed by the Federal Union regarding PIS, and dismissed the extraordinary appeal lodged by the Brazilian Public Prosecutor's Office regarding COFINS contribution, confirming the decision of Federal Regional Court favourable to Banco Santander (Brasil) S.A. The appeals filed by the other entities before the Federal Supreme Court, both for PIS and COFINS, are still pending. The risk is classified as possible and there is a provision for the amount of the estimated loss.

-

Banco Santander (Brasil) S.A. and other Group companies in Brazil have appealed against the assessments issued by the Brazilian tax authorities questioning the deduction of loan losses in their income tax returns (IRPJ and CSLL) in relation to different administrative processes of various years on the ground that the requirements under the applicable legislation were not met. The appeals are pending decision in CARF. No provision was recognised in connection with the amount considered to be a contingent liability.

-

Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against several municipalities that demand payment of the Service Tax on certain items of income from transactions not classified as provisions of services. There are several cases in different judicial instances. No provision was recognised in connection with the amount considered to be a contingent liability."

-

Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. There are several cases in different judicial instances. A provision was recognised in connection with the amount of the estimated loss.

-

In May 2003 the Brazilian tax authorities issued separate infringement notices against Santander Distribuidora de Títulos e Valores Mobiliarios Ltda. (DTVM, currently Santander Brasil Tecnologia S.A.) and Banco Santander (Brasil) S.A. in relation to the Provisional Tax on Financial Movements (CPMF) of the years 2000, 2001 and part of 2002. In July 2015, after the unfavourable decision of CARF, both entities appealed at Federal Justice in a single proceeding. There is a provision recognised for the estimated loss.

-

In December 2010 the Brazilian tax authorities issued an infringement notice against Santander Seguros S.A. (Brazil), currently Zurich Santander Brasil Seguros e Previdência S.A., as the successor by merger to ABN AMRO Brasil dois Participações S.A., in relation to income tax (IRPJ and CSLL) for 2005, questioning the tax treatment applied to a sale of shares of Real Seguros, S.A. Actually it is appealed before the CARF. As the former parent of Santander Seguros S.A. (Brasil), Banco Santander (Brasil) S.A. is liable in the event of any adverse outcome of this proceeding. No provision was recognised in connection with this proceeding as it is considered to be a contingent liability.

-

In November 2014 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. in relation to corporate income tax (IRPJ and CSLL) for 2009 questioning the tax-deductibility of the amortization of the goodwill of Banco ABN AMRO Real S.A. performed prior to the absorption of this bank by Banco Santander (Brasil) S.A., but accepting the amortization performed after the merger. Actually it is appealed before the Higher Chamber of CARF. No provision was recognised in connection with this proceeding as it was considered to be a contingent liability.

-

Banco Santander (Brasil) S.A. has also appealed against infringement notices issued by the tax authorities questioning the tax deductibility of the amortization of the goodwill arising on the acquisition of Banco Comercial e de Investimento Sudameris S.A from years 2007 to 2012. No provision was recognised in connection with this matter as it was considered to be a contingent liability.

-

Banco Santander (Brazil) S.A. and other companies of the Group in Brazil are undergoing administrative and judicial procedures against Brazilian tax authorities for not admitting tax compensation with credits derived from other tax concepts, not having registered a provision for such amount since it is considered to be a contingent liability.

-

Banco Santander (Brasil) S.A. is involved in appeals in relation to infringement notices initiated by tax authorities regarding the offsetting of tax losses in the CSLL ('Social Contribution on Net Income') of year 2009. The appeal is pending decision in CARF. A provision was recognised in connection with the amount of the estimated loss.

-

Legal action brought by Sovereign Bancorp, Inc. (currently Santander Holdings USA, Inc.) claiming its right to take a foreign tax credit for taxes paid outside the United States in fiscal years 2003 to 2005 as well as the related issuance and financing costs. On July 17, 2018, the District Court finally ruled against Santander Holdings USA, Inc. Final resolution is anticipated within the coming months, with no effect on income, as it is fully provisioned.

-

Banco Santander has appealed before European Courts the Decisions 2011/5/CE of 28 October 2009, and 2011/282/UE of January 12, 2011 of the European Commission, ruling that the deduction regulated pursuant to Article 12.5 of the Corporate Income Tax Law constituted illegal State aid. On November 2018 the General Court confirmed these Decisions but these judgements have been appealed at the Court of justice of the European Union. The Group has not recognised provisions for these suits since they are considered to be a contingent liability.

At the date of approval of these consolidated financial statements certain other less significant tax-related proceedings were also in progress.

ii. Non-tax-related proceedings

At December 31, 2018, the main non-tax-related proceedings concerning the Group were as follows:

-

Payment Protection Insurance (PPI): claims associated with the sale by Santander UK plc of payment protection insurance or PPI to its customers. As of December 31, 2018, the remaining provision for PPI redress and related costs amounted to GBP 246 million (EUR 275 million) and GBP 356 million (EUR 406 million) as of December 31, 2017. This provision represents management’s best estimate of Santander UK plc future liability in respect of mis-selling of PPI policies and is based on recent claims experience and consideration of the FCA policy statement PS19/2  (Previously rejected PPI complaints and further mailing requirements – Feedback on Cp18/33 and final rules and guidance). It has been calculated using key assumptions such as the estimated number of customer complaints received, the number of rejected misselling claims that will be in scope for Plevin and Recurring Non Disclosure of Commission redress, and the determination of liability with respect to a specific portfolio of claims. The provision will be subject to continuous review, taking into account the impact of any further claims received and FCA guidance.

-

Delforca: dispute arising from equity swaps entered into by Gaesco (now Delforca 2008, S.A.) on shares of Inmobiliaria Colonial. The bank is claiming to Delforca a total of EUR 66 million from the liquidation of the swaps. Two arbitration proceedings were instigated before the Spanish Court of Arbitration with an outcome of two awards in favour of the Bank. However, these two arbitration awards were annulled for procedural issues. Mobiliaria Monesa (Delforca’s parent company) has commenced a civil proceeding against the Bank claiming damages which, as of date have not been determined. The proceeding has been stayed because the jurisdiction of the Court has been challenged. Within insolvency proceedings before the Commercial Court, both Delforca and Mobiliaria Monesa have instigated a claim against the Bank seeking the recovery of EUR 56.8 million that the Bank received from the liquidation of the swap. The Bank has not recognised any provisions in this connection.

-

A claim was filed in 1998 by the association of retired Banespa employees (AFABESP) requesting the payment of a half-yearly bonus contemplated in the by-laws of Banespa in the event that Banespa obtained a profit and that the distribution of this profit were approved by the board of directors. The bonus was not paid in 1994 and 1995 since Banespa had had not made a profit during those years. Partial payments were made from 1996 to 2000, as approved by the board of directors. The relevant clause in the by-laws was eliminated in 2001. The Regional Labor Court and the High Employment Court ordered Santander Brasil, as successor to Banespa, to pay this half-yearly bonus for the period from 1996 to the present. On March 20, 2019, a decision from the Federal Court of Justice (Supremo Tribunal Federal, or “STF”) rejected the extraordinary appeal filed by Santander Brasil. We intended to bring a rescission action and/or a final appeal to revert the decision in the main proceedings and suspend procedural enforcement. Our legal advisers have classified the risk of loss as possible. The current court decision does not define a specific amount to be paid by the defendants (this would only be determined once a final decision is issued and the enforcement process has begun).

-

“Planos Económicos”: like the rest of the banking system in Brasil, Santander Brasil has been the target of customer complaints and collective civil suits stemming from legislative changes and its application to bank deposits, fundamentally ('economic plans'). At the end of 2017, there was an agreement between regulatory entities and the Brazilian Federation of Banks (Febraban), already homologated by the Supremo Tribunal Federal, with the purpose of closing the lawsuits. Discussions focused on specifying the amount to be paid to each affected client according to the balance in their notebook at the time of the Plan. Finally, the total value of the payments will depend on the number of endorsements they have made and the number of savers who have demonstrated the existence of the account and its balance on the date the indexes were changed. In November 2018, the STF ordered the suspension of all economic plan processes for two years from February 2018.The provisions recorded for the economic plan processes are considered sufficient.

-

CNMC: after an administrative investigation on several financial entities, including Banco Santander, S.A., in relation to possible collusive practices or price-fixing agreements, as well as exchange of commercially sensitive information in relation to financial derivative instruments used as hedge of interest rate risk for syndicated loans, on February 13, 2018, the Competition Directorate of the Spanish “National Commission for Antitrust and Markets” (CNMC) published its decision, by which it fined the Bank and another three financial institutions with EUR 91 million (EUR 23.9 million for the Bank) for offering interest rate derivatives in breach of Articles 1 of the Spanish Act 15/2007 on Defence of Competition and 101 of the Treaty of Functioning of the European Union. According to the CNMC, there is evidence that there was coordination between the hedging banks/lenders to coordinate the price of the derivatives and offer clients, in each case, a price different from the “market price”. This decision has been appealed before the Spanish National Court by the Bank, that has already paid the fine.

-

Floor clauses (“cláusulas suelo”): As a consequence of the acquisition of Banco Popular, S.A.U, the Group has been exposed to a material number of transactions with floor clauses. The so-called "floor clauses" or minimum clauses are those under which the borrower accepts a minimum interest rate to be paid to the lender, regardless of the applicable reference interest rate. Banco Popular Español, S.A.U. included "floor clauses" in certain asset transactions with customers. In relation to this type of clauses, and after several rulings made by the Court of Justice of the European Union and the Spanish Supreme Court, and the extrajudicial process established by the Spanish Royal Decree-Law 1/2017, of January 2, Banco Popular Español, S.A.U. made extraordinary provisions that were updated in order to cover the effect of the potential return of the excess interest charged for the application of the floor clauses between the contract date of the corresponding mortgage loans and May 2013. The Group considered that the maximum risk associated with the floor clauses applied in its contracts with consumers, in the most severe and not probable scenario, would amount to approximately EUR 900 million, as initially measured and without considering the returns performed. For this matter, after the purchase of Banco Popular Español, S.A.U., EUR 357 million provisions have been used by the Group (EUR 238 million in 2017 and EUR 119 million in 2018) mainly for refunds as a result of the extrajudicial process mentioned above. As of December 31, 2018, the amount of the Group's provisions in relation to this matter amounts to EUR 104 million which covers the probable risk.

-

Banco Popular´s acquisition: considering the declaration setting out the resolution of Banco Popular Español, S.A.U., the redemption and conversion of its capital instruments and the subsequent transfer to Banco Santander, S.A. of the shares resulting from this conversion in exercise of the resolution instrument involving the sale of the institution's business, in the application accordance with the single resolution framework regulation referred to in Note 3, some investors have filed claims against the EU’s Single Resolution Board decision, the FROB's resolution executed in accordance to the aforementioned decision, and claims have been filed and may be filed in the future against Banco Popular Español, S.A.U., Banco Santander, S.A. or other Santander Group companies deriving from or related to the acquisition of Banco Popular Español, S.A.U.. There are also criminal investigations in progress led by the Spanish National Court in connection with Banco Popular Español, S.A.U., although not with its acquisition. On January 15, 2019, the Spanish National Court, applying article 130.2 of the Spanish Criminal Code, declared the Bank the successor entity to Banco Popular Español, S.A.U. (following the merger of the Bank and Banco Popular Español, S.A.U. on September 28, 2018), and, as a result, determined that the Bank assumed the role of the party being investigated in the criminal proceeding. The Bank has resorted this decision.

At this time it is not possible to foresee the total number of demands and additional claims that could be put forth by the former shareholders, nor their economic implications (particularly considering that the resolution decision in application of the new laws is unprecedented in Spain or any other Member State of the European Union and that possible future claims might not specify any specific amount, allege new legal interpretations or involve a large number of parties). The estimated cost of the potential compensation to the shareholders of Banco Popular Español, S.A.U. has been accounted for as disclosed in Note 3 of the consolidated financial statements.

-

German shares investigation: the Cologne Public Prosecution Office is conducting an investigation against the Bank, and other group entities based in UK - Santander UK plc, Abbey National Treasury Services plc and Cater Allen International Limited -, in relation to a particular type of tax dividend linked transactions known as cum-ex transactions. The Group is cooperating with the German authorities. As the investigations are at preliminary stage, the results and the effects for the Group, which may potentially include the imposition of financial penalties, cannot be anticipated. The Bank has not recognised any provisions in this connection.

-

Attorneys General Investigation of auto loan securitisation transactions and fair lending practices: in October 2014, May 2015, July 2015 and February 2017, Santander Consumer USA Inc. (SC) received subpoenas and/or Civil Investigative Demands (CIDs) from the Attorneys General of the U.S. states of California, Illinois, Oregon, New Jersey, Maryland and Washington under the authority of each state's consumer protection statutes. SC was informed that these states serve on behalf of a group of 32 state Attorneys General. The subpoenas contain broad requests for information and the production of documents related to SC’s underwriting, securitization, the recovery efforts servicing and collection of nonprime vehicle loans. SC has responded to these requests within the deadlines specified in the CIDs and has otherwise cooperated with the Attorneys General with respect to this matter. The provisions recorded for this investigation are considered sufficient.

-

Financial Industry Regulatory Authority (“FINRA”) Puerto Rico Arbitrations: as of December 31, 2018, Santander Securities LLC (SSLLC) had received 589 FINRA arbitration cases related to Puerto Rico bonds and Puerto Rico closed-end funds (CEFs). The statements of claims allege, among other things, fraud, negligence, breach of fiduciary duty, breach of contract of the acquirers, unsuitability, over-concentration of the investments and defect to supervise. There were 420 arbitration cases that remained pending as of December 31, 2018. The provisions recorded for these matters are considered sufficient.

As a result of various legal, economic and market factors impacting or that could impact of the value Puerto Rico bonds and CEFs, it is possible that additional arbitration claims and/or increased claim amounts may be asserted against SSLLC in future periods.

The Bank and the other Group companies are subject to claims and, therefore, are party to certain legal proceedings incidental to the normal course of their business (including those in connection with lending activities, relationships with employees and other commercial or tax matters).

With the information available to it, the Group considers that, at December 31, 2018, it had reliably estimated the obligations associated with each proceeding and had recognised, where necessary, sufficient provisions to cover reasonably any liabilities that may arise as a result of these tax and legal risks. It also believes that any liability arising from such claims and proceedings will not have, overall, a material adverse effect on the Group’s business, financial position or results of operations.

26.   Other liabilities

The detail of Other liabilities in the consolidated balance sheets is as follows:

	Million of euros
	2018	2017	2016

Transactions in transit	803	811	994
Accrued expenses and deferred income	6,621	6,790	6,507
Other	5,664	4,990	3,569
	13,088	12,591	11,070

27.  Tax matters

a)Consolidated Tax Group

Pursuant to current legislation, the Consolidated Tax Group includes Banco Santander, S.A. (as the parent) and the Spanish subsidiaries that meet the requirements provided for in Spanish legislation regulating the taxation of the consolidated profits of corporate groups (as the controlled entities). On January 1, 2018 those entities that were part of the Consolidated Tax Group which parent company was Banco Popular Español, S.A.U., and that meet the requirements have been integrated in the aforementioned Consolidate Tax Group.

The other Group companies file income tax returns in accordance with the tax regulations applicable to them.

b)Years open for review by the tax authorities

In 2018 the conformity and non-conformity acts relating to the financial years 2009 to 2011 were formalised. The adjustments signed in conformity had no significant impact on results and, in relation to the concepts signed in disconformity both in this year and in previous years that have been appealed, Banco Santander, S.A., as the Parent of the Consolidated Tax Group, considers, in accordance with the advice of its external lawyers, that the adjustments made should not have a significant impact on the consolidated financial statements, and there are sound arguments as proof in the appeals pending or to be filed against them. Consequently, no provision has been recorded for this concept. Following the completion of these actions for 2009 to 2011, subsequent years up to and including 2018 are subject to review. At the date of approval of these accounts, the beginning of VAT proceedings for periods not yet prescribed up to and including 2016 have been notified.

Likewise, in 2018 the partial actions relating to corporate income tax for 2016 of the Consolidated Tax Group of which Banco Popular Español, S.A. U. was the parent were completed, and a certificate of conformity was drawn up confirming the tax return filed by the taxpayer. In relation to this Consolidated Tax Group, the years 2010 to 2017 inclusive are subject to review.

The other entities have the corresponding years open for review, pursuant to their respective tax regulations.

Because of the possible different interpretations which can be made of the tax regulations, the outcome of the tax audits of the years reviewed and of the open years might give rise to contingent tax liabilities which cannot be objectively quantified. However, the Group’s tax advisers consider that it is unlikely that such tax liabilities will arise, and that in any event the tax charge arising therefrom would not materially affect the Group’s consolidated financial statements.

c)Reconciliation

The reconciliation of the income tax expense calculated at the tax rate applicable in Spain (30%) to the income tax expense recognised and the detail of the effective tax rate are as follows:

	Million of euros
	2018	2017	2016

Consolidated profit (loss) before tax:
From continuing operations	14,201	12,091	10,768
From discontinued operations	—	—	—
	14,201	12,091	10,768
Income tax at tax rate applicable in Spain (30%)	4,260	3,628	3,230
By the effect of application of the various tax rates applicable in each country (*)	509	539	312
Of which:
Brazil	719	656	396
United Kingdom	(99)	(78)	(63)
United States	(57)	68	94
Chile	(35)	(48)	(54)
Effect of profit or loss of associates and joint ventures	(221)	(211)	(133)
Effect of deduction of goodwill in Brazil	—	(164)	(184)
Effect of reassessment of deferred taxes	—	(282)	(20)
Permanent differences (**)	338	374	77
Current income tax	4,886	3,884	3,282

Effective tax rate	34.40%	32.12%	30.48%

Of which:
Continuing operations	4,886	3,884	3,282
Discontinued operations (Note 37)	—	—	—
Of which:
Current taxes	4,763	3,777	1,493
Deferred taxes	123	107	1,789
Taxes paid in the year	3,342	4,137	2,872

(*)Calculated by applying the difference between the tax rate applicable in Spain and the tax rate applicable in each jurisdiction to the profit or loss contributed to the Group by the entities which operate in each jurisdiction.

(**)Including the recognition of tax credits in Portugal in 2018.

d)Tax recognised in equity

In addition to the income tax recognised in the consolidated income statement, the Group recognised the following amounts in consolidated equity in 2018, 2017 and 2016:

	Million of euros
	2018 (*)	2017	2016

Other comprehensive income
Items not reclassified to profit or loss	(225)	60	364
Actuarial gains or (-) losses on defined benefit pension plans	(199)	60	364
Changes in the fair value of equity instruments measured at fair value through other comprehensive income	—	—
Financial liabilities at fair value with changes in results attributed to changes in credit risk	(26)	—
Items that may be reclassified to profit or loss	124	—	(694)
Cash flow hedges	(50)	108	(136)
Changes in the fair value of debt instruments through other comprehensive income	167	—
Financial assets available for sale	—	(97)	(552)
Debt instruments	—	(366)	(368)
Equity instruments	—	269	(184)
Other recognised income and expense of investments in subsidiaries, joint ventures and associates	7	(11)	(6)
Total	(101)	60	(330)

(*)    See reconciliation of IAS39 as of December 31, 2017 to IFRS9 as of January 1, 2018 (Note 1.b).

e)Deferred taxes

Tax assets in the consolidated balance sheets includes debit balances with the Public Treasury relating to deferred tax assets. Tax liabilities includes the liability for the Group’s various deferred tax liabilities.

On June 26, 2013, the Basel III legal framework was included in European law through Directive 2013/36 (CRD IV) and Regulation 575/2013 on prudential requirements for credit institutions and investment firms (CRR), directly applicable in every member state as from January 1, 2014, albeit with a gradual timetable with respect to the application of, and compliance with, various requirements.

This legislation establishes that deferred tax assets, the use of which relies on future profits being obtained, must be deducted from regulatory capital.

In this regard, pursuant to Basel III, in recent years several countries have amended their tax regimes with respect to certain deferred tax assets so that they may continue to be considered regulatory capital since their use does not rely on the future profits of the entities that generate them (referred to hereinafter as “monetizable tax assets”).

Italy had a very similar regime to that described above, which was introduced by Decree-Law no. 225, of December 29, 2010, and amended by Law no. 10, of  February 26, 2011.

In addition, in 2013 in Brazil, by means of Provisional Measure no. 608, of February 28, 2013 and, in Spain, through Royal Decree-Law 14/2013, of 29 November confirmed by Law 27/2014, of November 27 tax regimes were established whereby certain deferred tax assets (arising from provisions to allowances for loan losses in Brazil and provisions to allowances for loan losses, provisions to allowances for foreclosed assets and provisions for pension and pre-retirement obligations in Spain) may be converted into tax receivables in specific circumstances. As a result, their use does not rely on the entities obtaining future profits and, accordingly, they are exempt from deduction from regulatory capital.

In 2015 Spain completed its regulations on monetizable tax assets with the introduction of a financial contribution which will involve the payment of 1.5% for maintaining the right to monetise which will be applied to the portion of the deferred tax assets that qualify under the legal requirements as monetizable assets generated prior to 2016.

In a similar manner, Italy, by decree of May 3, 2016 has introduced a fee of 1.5% annually to maintain the monetizable of part of the deferred tax assets.

The detail of deferred tax assets, by classification as monetizable or non-monetizable assets, and of deferred tax liabilities at December 31, 2018, 2017 and 2016 is as follows:

	Million of euros
	2018		2017		2016
	Monetizable		Monetizable		Monetizable
	(*)(**)	Other	(*)(**)	Other	(*)	Other

Tax assets:	10,866	12,392	11,046	12,164	9,649	11,615
Tax losses and tax credits	—	4,276	—	4,457	—	4,934
Temporary differences	10,866	8,116	11,046	7,707	9,649	6,681
Of which:
Non-deductible provisions	—	2,613	—	2,336	—	1,645
Valuation of financial instruments	—	609	—	530	—	1,042
Loan losses	7,279	1,308	7,461	1,159	6,082	940
Pensions	3,587	632	3,585	723	3,567	641
Valuation of tangible and intangible assets	—	1,215	—	1,077	—	537

Tax liabilities:	—	5,568	—	4,837	—	5,694
Temporary differences	—	5,568	—	4,837	—	5,694
Of which:
Valuation of financial instruments	—	1,168	—	1,207	—	1,105
Valuation of tangible and intangible assets	—	1,503	—	1,256	—	1,916
Investments in Group companies	—	880	—	808	—	1,265

(*)    Not deductible from regulatory capital.

(**)  Banco Popular Español, S.A.U. requested the conversion of part of its monetizable assets in 2017 (EUR 486 million which were approved in 2018) and in 2018 (EUR 995 million pending resolution) given the circumstances of the aforementioned regulations are applied.

The Group only recognises deferred tax assets for temporary differences or tax loss and tax credit carryforwards where it is considered probable that the consolidated entities that generated them will have sufficient future taxable profits against which they can be utilised.

The deferred tax assets and liabilities are reassessed at the reporting date in order to ascertain whether any adjustments need to be made on the basis of the findings of the analyses performed.

These analyses take into account, inter alia: (i) the results generated by the various entities in prior years, (ii) each entity or tax group’s projected earnings, (iii) the estimated reversal of the various temporary differences, based on their nature, and (iv) the period and limits established by the legislation of each country for the recovery of the various deferred tax assets, thereby concluding on each entity or tax group’s ability to recover its recognised deferred tax assets.

The projected earnings used in these analyses are based on the financial budgets approved by the Group’s directors for the various entities applying constant growth rates not exceeding the average long-term growth rate for the market in which the consolidated entities operate, in order to estimate the earnings for subsequent years considered in the analyses.

Relevant information is set forth below for the main countries which have recognised deferred tax assets:

Spain

The deferred tax assets recognised at the Consolidated Tax Group total EUR 12,987 million, of which EUR 7,422 million were for monetizable temporary differences with the right to conversion into a credit against the Public Finance, EUR 2,465 million for other temporary differences and EUR 3,100 million for tax losses and credits.

The Group estimates that the recognised deferred tax assets for temporary differences will be recovered in a maximum period of 15 years. This period would also apply to the recovery of the recognised tax loss and tax credit carryforwards.

Brazil

The deferred tax assets recognised in Brazil total EUR 5,869 million, of which EUR 3,249 million were for monetizable temporary differences,EUR 2,392 million for other temporary differences and EUR 228 million for tax losses and credits.

The Group estimates that the recognised deferred tax assets for temporary differences, tax losses and credits will be recovered in approximately 10 years.

United States

The deferred tax assets recognised in the United States total EUR 1,209 million, of which EUR 512 million were for temporary differences and EUR 697 million for tax losses and credits.

The Group estimates that the recognised deferred tax assets for temporary differences will be recovered before 2028. The recognised tax loss and tax credit carryforwards will be recovered before 2029.

The changes in Tax assets - Deferred and Tax liabilities - Deferred in the last three years were as follows:

	Million of euros
				Foreign
		IFRS9		currency
		Adoption		balance	(Charge)/Credit
		impact		translation	to asset and
	Balances at	(Balance at		differences	liability	Acquisition	Balances at
	December 31,	1 January	(Charge)/	and other	valuation	for the year	December 31,
	2017	2018	Credit to income	items	adjustments	(net)	2018

Deferred tax assets	23,210	680	241	(807)	149	(215)	23,258
Tax losses and tax credits	4,457	—	(128)	1	—	(54)	4,276
Temporary differences	18,753	680	369	(808)	149	(161)	18,982
Of which: monetizable	11,046	273	390	(843)	—	—	10,866
Deferred tax liabilities	(4,837)	—	(364)	(114)	(315)	62	(5,568)
Temporary differences	(4,837)	—	(364)	(114)	(315)	62	(5,568)
	18,373	680	(123)	(921)	(166)	(153)	17,690

	Million of euros
			Foreign
			currency
			balance	(Charge)/Credit
			translation	to asset and
	Balances at		differences	liability	Acquisitions	Balances at
	December 31,	(Charge)/Credit	and other	valuation	for the year	December 31,
	2016	to income	items	adjustments	(net)	2017
Deferred tax assets	21,264	(675)	(756)	(1)	3,378	23,210
Tax losses and tax credits	4,934	(279)	(205)	—	7	4,457
Temporary differences	16,330	(396)	(551)	(1)	3,371	18,753
Of which: monetizable	9,649	(185)	(455)	—	2,037	11,046
Deferred tax liabilities	(5,694)	568	414	19	(144)	(4,837)
Temporary differences	(5,694)	568	414	19	(144)	(4,837)
	15,570	(107)	(342)	18	3,234	18,373

	Million of euros
			Foreign
			currency
			balance	(Charge)/Credit
			translation	to asset and
	Balances at		differences	liability	Acquisitions	Balances at
	December 31,	(Charge)/Credit	and other	valuation	for the year	December 31,
	2015	to income	items	adjustments	(net)	2016
Deferred tax assets	22,045	(1,311)	1,355	(551)	(274)	21,264
Tax losses and tax credits	4,808	194	110	—	(178)	4,934
Temporary differences	17,237	(1,505)	1,245	(551)	(96)	16,330
Of which: monetizable	8,887	49	713	—	—	9,649
Deferred tax liabilities	(5,565)	(478)	98	(26)	277	(5,694)
Temporary differences	(5,565)	(478)	98	(26)	277	(5,694)
	16,480	(1,789)	1,453	(577)	3	15,570

Also, the Group did not recognise deferred tax assets relating to tax losses, tax credits for investments and other incentives amounting to approximately EUR 5,500 million, the use of which EUR 450 million is subject, among other requirements, to time limits.

f)Tax reforms

The following significant tax reforms were approved in 2018 and previous years:

The Tax Cuts and Jobs Act (the 2017 Act) was approved in the United States on December 22, 2017. The main amendments introduced in this tax regulation affected the US corporate tax rates, some business-related exclusions and deductions and credits. Likewise, this amendment entailed an international tax impact for many companies that operate internationally. The main impact is derived from the decrease in the federal tax rate that was reduced from 35% to 21%, which affected both the amount and estimation of the recoverability of deferred tax assets and liabilities during 2017 as well as the profit after tax from 2018. The estimated impact on the Group, arisen from the affected subsidiaries, which was already recorded as of December 31, 2017, did not represent a significant amount in the attributable profit.

On December 29, 2017, Law No. 27430 on the reform of the Argentine tax system was published, whose main measures entered into force on January 1, 2018, therefore it had no effect on the Group’s accounts in 2017. Among other measures, it is established a gradual reduction of the income tax from the 35% applicable until 2017, to 30% in 2018 and 2019, and up to 25% in 2020 and ahead, which is complemented by a dividend withholding of 7% for those distributed with a charge to 2018 and 2019 financial years, and 13% if distributed with a charge to 2020 onwards.

On December 2016, the Royal Decree-Law 3-2016 was approved in Spain under which the following tax measures were adopted , among others,: (i) The limit for the integration of deferred monetizable tax assets, as well as for set-off for the negative tax was reduced (the limit was reduced from 70% to 25% of the tax base), (ii) this regulation set out a new limit of 50% of the tax rate for the application of deductions in order to avoid double taxation, (iii) this regulation also set out the compulsory impairment reversion for deductible participations in previous years by one fifths independently from the recovery of the participated, and (iv) the regulation included the non-deductibility of the losses generated from the transmission of participations performed from January 1, 2017.

The effects of this reform for the consolidated tax Group were: (i) the consolidation in 2016 of deferred tax assets for impairment of non-deductible participations, in a non significant amount; (ii) the integration in 2016 tax base and the next four fiscal years of a minimum reversal of the impairment of investments in shares that were tax deductible in years prior to 2013, that has no an adverse effect on the accounts, since there are no legal restrictions on the availability of shares; (iii) the slowdown in the consumption of credits for monetizable deferred tax assets; And negative tax bases and (iv) the limitation of the application of deductions to avoid double taxation, all this makes provision for an increase in the amount of taxes payable in Spain in the coming years by the consolidated tax group.

In the United Kingdom, a progressive reduction was approved in 2016 regarding the tax rate of the Corporate Tax, from 20% to 17%. The applicable rate from April 1, 2017 is 19% and it will be 17% from April 1, 2020. Also, in 2015, a surcharge of 8% on the standard income tax rate for bank profits was approved. This surcharge applies from January 1, 2016. In addition, from 2015 customer remediation payments are no longer considered to be tax-deductible.

In Poland, the introduction of a tax on certain bank assets at a monthly rate of 0.0366%, which comes into force in 2016, was approved.

In Brazil, in 2015, there was also an increase for insurance and financial companies and in the rate of the Brazilian social contribution tax on net income (CSL) from 15% to 20% (applicable from September 1, 2015 to December 31, 2018). Since January 1, 2019, the tax rate is 15% again, as a result of which the income tax rate (25%) plus the CSL rate total 40% for those companies.

As a result of the tax reform approved in Chile in 2012, the applicable tax rate gradually increased from 20% to 27% from 2018 onwards.

g)Other information

In compliance with the disclosure requirement established in the Listing Rules Instrument 2005 published by the UK Financial Conduct Authority, it is hereby stated that shareholders of the Bank resident in the United Kingdom will be entitled to a tax credit for taxes paid abroad in respect of withholdings that the Bank has to pay on the dividends to be paid to such shareholders if the total income of the dividend exceeds the amount of exempt dividends of GBP 2,000 for the year 2018/19. The shareholders of the Bank resident in the United Kingdom who hold their ownership interest in the Bank through Santander Nominee Service will be informed directly of the amount thus withheld and of any other data they may require to complete their tax returns in the United Kingdom. The other shareholders of the Bank resident in the United Kingdom should contact their bank or securities broker.

Banco Santander, S.A. is part of the Large Business Forum and has adhered since 2010 to the Code of Good Tax Practices in Spain. Also Santander UK is a member of the HMRC’s Code of Practice on Taxation in the United Kingdom, actively participating in both cases in the cooperative compliance programs being developed by these Tax Administrations.

28.   Non-controlling interests

Non-controlling interests include the net amount of the equity of subsidiaries attributable to equity instruments that do not belong, directly or indirectly, to the Bank, including the portion attributed to them of profit for the year.

a)Breakdown

The detail, by Group company, of Equity - Non-controlling interests is as follows:

	Million of euros
	2018	2017	2016
Santander Consumer USA Holdings Inc.	1,652	1,479	1,963
Santander Bank Polska S.A.	1,538	1,901	1,653
Grupo PSA	1,409	1,305	1,149
Banco Santander (Brasil) S.A.	1,114	1,489	1,784
Banco Santander México, S.A. Institución de Banca Múltiple, Grupo Financiero Santander México	1,093	1,056	1,069
Banco Santander - Chile	1,085	1,209	1,204
Grupo Metrovacesa	—	836	449
Other companies (*)	1,493	1,481	1,208
	9,384	10,756	10,479

Profit/(Loss) for the year attributable to non-controlling interests	1,505	1,588	1,282
Of which:
Banco Santander (Brasil) S.A.	292	288	194
Banco Santander - Chile	279	264	215
Grupo PSA	232	206	171
Santander Consumer USA Holdings Inc.	218	368	256
Banco Santander México, S.A. Institución de Banca Múltiple, Grupo Financiero Santander México	216	194	190
Santander Bank Polska S.A.	173	160	148
Other companies	95	108	108
	10,889	12,344	11,761

(*)    Includes a Santander UK plc issuance of perpetual equity instruments of EUR 1,280 million in 2018 (EUR 1,290 million and EUR 753 million in 2017 and 2016, respectively).

b)Changes

The changes in Non-controlling interests are summarised as follows:

	Million of euros
	2018 (*)	2017	2016
Balance at the end of the previous year	12,344	11,761	10,713
Effect of changes in accounting policies (**)	(1,292)	—	—
Balance at beginning of year	11,052	11,761	10,713
Other comprehensive income	(109)	(583)	374
Exchange differences	(135)	(653)	360
Cash flow hedge	(1)	(11)	45
Available for sale equity	—	(2)	(30)
Available for sale fixed income	—	71	38
Changes in the fair value of equity instruments	(12)	—	—
Changes in the fair value of debt instruments	40	—	—
Other	(1)	12	(39)
Other	(54)	1,166	674
Profit attributable to non-controlling interests	1,505	1,588	1,282
Modification of participation rates	(65)	(819)	(28)
Change of perimeter	(660)	(39)	(197)
Dividends paid to minority shareholders	(687)	(665)	(800)
Changes in capital and others concepts	(147)	1,101	417
Balance at end of year	10,889	12,344	11,761

(*)    See reconciliation of IAS39 as of December 31, 2017 to IFRS9 as of January 1, 2018 (Note 1.b).

(**)  See change in consolidated statements of changes in total equity.

During 2016, there was a decrease of EUR 621 million in Non - controlling interests due to the transaction of Metrovacesa, S.A. (See Note 3).

Additionally, during the year 2016, the Group incorporated the remaining geographies included in the PSA framework agreement (Netherlands, Belgium, Italy, Germany, Brazil and Poland) (see Note 3), generating an increase in the balance of Non - controlling interests of EUR 410 million.

During the year 2017, the Group completed the acquisition of 9.65% of shares of Santander Consumer USA Holdings Inc (See Note 3), which resulted in a reduction of EUR 492 million in the balance of Non - controlling interests.

In 2018 there was a loss of control over Metrovacesa, S.A. in the Group, which has led to a decrease of EUR 826 million in the balance of Minority interests (see Note 3).

The foregoing changes are shown in the consolidated statement of changes in total equity.

c)Other information

The financial information on the subsidiaries with significant non-controlling interests at December 31, 2018 is summarised below:

	Million of euros (*)
			Grupo
	Banco		Financiero		Santander
	Santander	Banco	Santander	Santander	Consumer
	(Brasil)	Santander -	México,	Bank	USA
	S.A.	(Chile), S.A.	S.A.B. de C.V.	Polska S.A.	Holdings Inc.
Total assets	166,036	50,911	65,876	43,669	38,526
Total liabilities	150,760	46,035	60,507	38,736	32,340
Net assets	15,276	4,876	5,369	4,933	6,186
Total income	13,345	2,535	3,527	1,488	4,215
Total profit	2,940	901	975	424	710

(*)    Information prepared in accordance with the segment reporting criteria described in Note 52 and, therefore, it may not coincide with the information published separately by each entity.

.

29.   Other comprehensive income

The balances of Other comprehensive income include the amounts, net of the related tax effect, of the adjustments to assets and liabilities recognised in equity through the consolidated statement of recognised income and expense. The amounts arising from subsidiaries are presented, on a line by line basis, in the appropriate items according to their nature.

Respect to items that may be reclassified to profit or loss, the consolidated statement of recognised income and expense includes changes in other comprehensive income as follows:

-

Revaluation gains (losses): includes the amount of the income, net of the expenses incurred in the year, recognised directly in equity. The amounts recognised in equity in the year remain under this item, even if in the same year they are transferred to the income statement or to the initial carrying amount of the assets or liabilities or are reclassified to another line item.

-	Amounts transferred to income statement: includes the amount of the revaluation gains and losses previously recognised in equity, even in the same year, which are recognised in the income statement.
-

Amounts transferred to initial carrying amount of hedged items: includes the amount of the revaluation gains and losses previously recognised in equity, even in the same year, which are recognised in the initial carrying amount of assets or liabilities as a result of cash flow hedges.

-	Other reclassifications: includes the amount of the transfers made in the year between the various valuation adjustment items.

The amounts of these items are recognised gross, including the amount of the Other comprehensive income relating to non-controlling interests, and the corresponding tax effect is presented under a separate item, except in the case of entities accounted for using the equity method, the amounts for which are presented net of the tax effect.

a)Breakdown of Other comprehensive income - Items that will not be reclassified in results and Items that can be classified in results

	Million of euros
	12-31-2018	12-31-2017	12-31-2016
	(IFRS9) (*)	(IAS39)	(IAS39)
Other comprehensive income	(22,141)	(21,776)	(15,039)
Items that will not be reclassified to profit or loss	(2,936)	(4,034)	(3,933)
Actuarial gains and losses on defined benefit pension plans	(3,609)	(4,033)	(3,931)
Non-current assets held for sale	—	—	—
Share in other income and expenses recognised in investments, joint ventures and associates	1	(1)	(2)
Other valuation adjustments	—	—	—
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income	597
Inefficiency of fair value hedges of equity instruments measured at fair value with changes in other comprehensive income	—
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income (hedged item)	—
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income (hedging instrument)	—
Changes in the fair value of financial liabilities measured at fair value through profit or loss attributable to changes in credit risk	75
Items that may be reclassified to profit or loss	(19,205)	(17,742)	(11,106)
Hedges of net investments in foreign operations (effective portion)	(4,312)	(4,311)	(4,925)
Exchange differences	(15,730)	(15,430)	(8,070)
Hedging derivatives (effective portion)	277	152	469
Changes in the fair value of debt instruments measured at fair value with changes in other comprehensive income	828
Hedging instruments (items not designated)	—
Financial assets available for sale		2,068	1,571
Debt instruments		1,154	423
Equity instruments		914	1,148
Non-current assets held for sale	—	—	—
Share in other income and expenses recognised in investments, joint ventures and associates	(268)	(221)	(151)

(*)    See reconciliation of IAS39 as of December 31, 2017 to IFRS9 as of January 1, 2018 (Note 1.b).

b)Other comprehensive income- Items not reclassified to profit or loss – Actuarial gains or (-) losses on defined benefit pension plans

Other comprehensive income – Items not reclassified to profit or loss – Actuarial gains or (-) losses on defined benefit pension plans include the actuarial gains and losses and the return on plan assets, less the administrative expenses and taxes inherent to the plan, and any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability (asset).

Its variation is shown in the consolidated statement of income and expense.

The provisions against equity in 2018 amounted to EUR 618 million - See Note 25.b -, with the following breakdown:

-	Decrease of EUR 65 million in the accumulates actuarial losses relating to the Group´s entities in Spain, mainly due to the evolution experienced by the discount rate - increase from 1.40% to 1.55%.
-

Decrease of EUR 481 million in the cumulative actuarial losses relating to the Group´s businesses in the UK, mainly due to the evolution experienced by the discount rate – increase from 2.49% to 2.90%.

-

Increase of EUR 95 million in accumulated actuarial losses corresponding to the Group’s business in Brazil, mainly due to the reduction in the discount rate (from 9.53% to 9.11% in pension benefits and 9.65% to 9.26% in medical benefits), as well as variations in the other hypotheses.

The other modification in accumulated actuarial profit or losses is a decrease of EUR 167 million as a result of exchange rate and other effects, mainly in Brazil (depreciation of the real).

c)Other comprehensive income - Items that will not be reclassified in results - Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income

Includes the net amount of unrealised fair value changes of equity instruments at fair value with changes in other comprehensive income.

The following is a breakdown of the composition of the balance as of December 31, 2018 (IFRS9) under "Other comprehensive income" - Items that will not be reclassified to profit or loss - Changes in the fair value of equity instruments measured at fair value with changes in other global result depending on the geographical origin of the issuer:

	Million of euros
	12-31-18 (*)
	Capital gains by valuation	Capital losses by valuation	Net gains/losses by valuation	Fair value

Equity instruments
Domestic
Spain	20	(216)	(196)	417
International
Rest of Europe	160	(76)	84	652
United States	9	—	9	42
Latin America and rest	708	(8)	700	1,560
	897	(300)	597	2,671
Of which:
Publicly listed	818	(18)	800	1,943
Non publicly listed	79	(282)	(203)	728

(*)    See reconciliation of IAS39 as of December 31, 2017 to IFRS9 as of January 1, 2018 (Note 1.b).

d)Other comprehensive income - Items that may be reclassified to profit or loss - Hedge of net investments in foreign operations (effective portion) and exchange differences

The changes in 2018 reflect the negative effect of the depreciation of large part of the currencies, mainly the Brazilian real and pound sterling, whereas the changes in 2017 reflect the negative effect of the sharp depreciation of the Brazilian real and the US dollar.

Of the change in the balance in these years, a loss of EUR 556,  1,704 and 185 million in 2018, 2017 and 2016 relate to the measurement of goodwill.

The detail, by country is as follows:

	Million of euros
	2018	2017	2016
Net balance at end of year	(20,042)	(19,741)	(12,995)
Of which:
Brazilian Real	(12,950)	(11,056)	(8,435)
Pound Sterling	(3,924)	(3,732)	(2,996)
Mexican Peso	(2,312)	(2,230)	(1,908)
Argentine Peso(*)	-	(1,684)	(1,309)
Chilean Peso	(1,238)	(866)	(614)
US Dollar	1,330	555	2,849
Other	(948)	(728)	(582)

(*)    In 2018, due to the application of IAS29 for hyperinflationary economies, they have been transferred to Other Reserves (see Note 33).

e)Other comprehensive income -Items that may be reclassified to profit or loss - Hedging derivatives – Cash flow hedges (Effective portion)

Other comprehensive income – Items that may be reclassified to profit or loss - Cash flow hedges includes the gains or losses attributable to hedging instruments that qualify as effective hedges. These amounts will remain under this heading until they are recognised in the consolidated income statement in the periods in which the hedged items aff1ect it (See Note 11).

f)Other comprehensive income - Items that may be reclassified to profit or loss – Changes in the fair value of debt instruments measured at fair value with changes in other comprehensive income (IFRS9) and available-for-sale (IAS39)

Includes the net amount of unrealised changes in the fair value of assets classified as Changes in the fair value of debt instruments measured at fair value with changes in other comprehensive income (IFRS9) and Financial assets available-for-sale (IAS39) (See Notes 7 and 8).

The breakdown, by type of instrument and geographical origin of the issuer, of Other comprehensive income – Items that may be reclassified to profit or loss - Changes in the fair value of debt instruments measured at fair value with changes in other comprehensive income (IFRS9) and Financial assets available-for-sale (IAS39) at December 31, 2018, 2017 and 2016 is as follows:

	Million of euros
	December 31, 2018 (*)				December 31, 2017				December 31, 2016
			Net				Net				Net
			revaluation				revaluation				revaluation
	Revaluation	Revaluation	gains/	Fair	Revaluation	Revaluation	gains/	Fair	Revaluation	Revaluation	gains/	Fair
	gains	losses	(losses)	value	gains	losses	(losses)	value	gains	losses	(losses)	value
Debt instruments
Government debt securities and debt Instruments issued by central banks
Spain	326	(3)	323	38,550	660	(25)	635	48,217	610	(26)	584	32,729
Rest of Europe	373	(55)	318	17,494	306	(24)	282	20,244	50	(170)	(120)	16,879
Latin America and rest of the world	448	(117)	331	42,599	404	(129)	275	39,132	167	(163)	4	35,996
Private-sector debt securities	37	(178)	(141)	19,777	90	(128)	(38)	20,888	117	(162)	(45)	25,683
	1,184	(353)	831	118,420	1,460	(306)	1,154	128,481	944	(521)	423	111,287

Equity instruments Domestic	—	—	—	—	—	—	—	—	—	—	—	—
Spain International	—	—	—	—	5	(2)	3	1,373	48	(5)	43	1,309
Rest of Europe	—	—	—	—	166	(2)	164	979	284	(4)	280	1,016
United States	—	—	—	—	14	(5)	9	560	21	—	21	772
Latin America and rest of the world	—	—	—	—	744	(6)	738	1,878	811	(7)	804	2,390
	—	—	—	—	929	(15)	914	4,790	1,164	(16)	1,148	5,487
Of which:
Listed	—	—	—	—	828	(5)	823	2,900	999	(11)	988	3,200
Unlisted	—	—	—	—	101	(10)	91	1,890	165	(5)	160	2,287
	—	—	—	—	2,389	(321)	2,068	133,271	2,108	(537)	1,571	116,774

(*)     See reconciliation of IAS39 as of December 31, 2017 to IFRS9 as of January 1, 2018 (Note 1.b).

At the end of 2017 and 2016 the Group assessed whether there is any objective evidence that the instruments classified Changes in the fair value of debt and equity instruments measured at fair value with changes in other comprehensive income and Financial assets available-for-sale (IAS39) (debt securities and equity instruments) were impaired.

This assessment included but was not limited to an analysis of the following information: i) the issuer’s economic and financial position, the existence of default or late payment, analysis of the issuer’s solvency, the evolution of its business, short-term projections, trends observed with respect to its earnings and, if applicable, its dividend distribution policy; ii) market-related information such as changes in the general economic situation, changes in the issuer’s sector which might affect its ability to pay; iii) changes in the fair value of the security analysed, analysis of the origins of such changes - whether they are intrinsic or the result of the general uncertainty concerning the economy or the country - and iv) independent analysts’ reports and forecasts and other independent market information.

As of January 1, 2018, with the entry into force of IFRS9, the Group estimates the expected losses on debt instruments measured at fair value with changes in other comprehensive income. These losses are recorded with a charge to the consolidated income statement for the period.

At the end of the years 2018, 2017 and 2016, the Group recorded under Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss, net due to modification of the consolidated income statement, in the line of financial assets at fair value with changes in other comprehensive income (IFRS9) a provision of EUR 1 million in 2018, and in the line of available-for-sale financial assets (IAS39) a provision of EUR 10 million in equity instruments in 2017, and a reversal of provision of EUR 25 million and a provision of EUR 14 million in debt and equity instruments, respectively, in 2016.

Until December 31, 2017, in the case of quoted equity instruments, when the changes in the fair value of the instrument under analysis were assessed, the duration and significance of the fall in its market price below cost for the Group was taken into account. As a general rule, for these purposes the Group considers a significant fall to be a 40% drop in the value of the asset or a continued fall over a period of 18 months. Nevertheless, it should be noted that the Group assessed, on a case-by-case basis, each of the securities that have suffered losses, and monitors the performance of their prices, recognising an impairment loss as soon as it is considered that the recoverable amount could be affected, even though the price may not have fallen by the percentage or for the duration mentioned above.

If, after the above assessment has been carried out, the Group considers that the presence of one or more of these factors could affect recovery of the cost of the asset, an impairment loss was recognised in the income statement for the amount of the loss registered in equity under Other comprehensive income – Items that may be reclassified to profit or loss – Items not reclassified to profit or loss – Other Valuation adjustments. Also, where the Group was not intend and/or is not able to hold the investment for a sufficient amount of time to recover the cost, the instrument was written down to its fair value.

As of January 1 2018, with the entry into force of IFRS9, no impairment analysis is performed of equity instruments recognised under Other comprehensive income . IFRS9 eliminates the need to carry out the impairment estimate on this class of equity instruments and the reclassification to profit and loss on the disposal of these assets.

g)Other comprehensive income - Items that may be reclassified to profit or loss and Items not reclassified to profit or loss - Other recognised income and expense of investments in subsidiaries, joint ventures and associates

The changes in other comprehensive income - Entities accounted for using the equity method were as follows:

	Million of euros
	2018	2017	2016
Balance at beginning of year	(222)	(153)	(232)
Revaluation gains/(losses)	(65)	(84)	79
Net amounts transferred to profit or loss	20	15	—
Balance at end of year	(267)	(222)	(153)

Of which:
Zurich Santander Insurance América, S.L.	(159)	(145)	(84)

30.   Shareholders’ equity

The changes in Shareholders' equity are presented in the consolidated statement of changes in total equity. Significant information on certain items of Shareholders' equity and the changes therein in 2018 is set forth below.

31.   Issued capital

a)Changes

At December 31, 2015 the Bank’s share capital consisted of 14,434,492,579 shares with a total par value of EUR 7,217 million.

On November 4, 2016, a capital increase of EUR 74 million was made, through which the Santander Dividendo Elección scrip dividend scheme took place, whereby 147,848,122 shares were issued (1.02% of the share capital).

At December 31, 2016 the Bank’s share capital consisted of 14,582,340,701 shares with a total par value of EUR 7,291 million.

As a result of the acquisition of Banco Popular Español, S.A.U. described in Note 3, and in order to strengthen and optimize the Bank’s equity structure to provide adequate coverage of the acquisition, the Group, on July 3, 2017, reported on the agreement of the executive committee of Banco Santander , S.A.to increase the capital of the Bank by EUR 729 million by issuing and putting into circulation 1,458,232,745 new ordinary shares of the same class and series as the shares currently in circulation and with preferential subscription rights for the shareholders.

The issue of new shares was carried out at a nominal value of fifty euro cents (EUR 0.50) plus a premium of EUR 4.35 per share, so the total issue rate of the new shares was EUR 4.85 per share and the total effective amount of the capital increase (including nominal and premium) of EUR 7,072 million.

Each outstanding share had been granted a preferential subscription right during the preferential subscription period that took place from July 6 to 20, 2017, where 10 preferential subscription rights were required to subscribe 1 new share.

On November 7, 2017, a capital increase of EUR 48 million was made, through which the Santander Dividendo Elección scrip dividend scheme took place, whereby 95,580,136 shares were issued (0.6% of the share capital).

At December 31, 2017 the Bank’s share capital consisted of 16,136,153,582 shares with a total par value of EUR 8,068 million.

On November 7, 2018, a capital increase of EUR 50 million was made, through which the Santander Dividendo Elección scrip dividend scheme took place, whereby 100,420,360 shares were issued (0.62% of the share capital).

Therefore, the Bank’s new capital consists of EUR 8,118 million at December 31, 2018, represented by 16,236,573,942 shares of EUR 0.50 of nominal value each one and all of them from a unique class and series.

The Bank’s shares are listed on the Spanish Stock Market Interconnection System and on the New York, London, Mexico and Warsaw Stock Exchanges, and all of them have the same features and rights. Santander shares are listed on the London Stock Exchange under Crest Depository Interest (CDI’s), each CDI representing one Bank’s share. They are also listed on the New York Stock Exchange under American Depositary Receipts (BDRs), each BDR representing one share. During 2018 and the beginning of 2019 the number of markets where the Bank is listed has been reduced; the Bank's shares has been delisted from Buenos Aires, Milan, Lisboa and Sao Paulo's markets.

At December 31, 2018, the only shareholders listed in the Bank’s shareholders register with ownership interests of more than 3%1 were State Street Bank & Trust Company (13.09%), The Bank of New York Mellon Corporation (8.85%), Chase Nominees Ltd. (6.69%), EC Nominees Limited (3.96%) and BNP Paribas (3.79%).

However, the Bank considers that these ownership interests are held in custody on behalf of third parties and that none of them, as far as the Bank is aware, has an ownership interest of more than 3% of the Bank’s share capital 2 or voting power.

As of December 31, 2018, the shareholders of the Bank did not have owners of shares resident in tax havens with a participation of more than 1% of the share capital.

(1)The threshold stipulated in Royal Decree 1362/2007 of October 19, which implemented the Spanish Securities Market Act 24/1988 of July 28 defining the concept of significant holding.

(2)The website of the Comisión Nacional del Mercado de Valores (www.cnmv.es) contains a notice of significant holding published by Blackrock, Inc. on August 9, 2017, in which it notifies an indirect holding in the voting rights attributable to Bank shares of 5.585%, plus a further stake of 0.158% held through financial instruments. During 2018, Blackrock Inc. informed the Spanish CNMV of the following movements regarding its voting rights in the Bank: April 23, 2018, reduction below 5%, and May 8, 2018, increase above 5%. However, according to the Bank’s shareholder register, Blackrock, Inc did not hold more than 3% of the voting rights on that date, or on December 31, 2018.

b)Other considerations

The shareholders at the annual general meeting of March 18, 2016 also resolved to increase the Bank's capital by a par value of EUR 500 million and granted the board the broadest powers to set the date and establish the terms and conditions of this capital increase within one year from the date of the aforementioned annual general meeting. If the board does not exercise the powers delegated to it within the period established by the annual general meeting, these powers will be rendered null and void.

In addition, the ordinary general meeting of shareholders of April 7, 2017 also agreed to delegate to the board of directors the broadest powers so that, within one year from the date of the meeting, it can indicate the date and set the conditions for a capital increase with the issuance of new shares, for an amount of EUR 500 million. The capital increase will have no value or effect if, within the period of one year, the board of directors does not exercise the powers delegated to it.

Likewise, the additional capital authorised by the ordinary general meeting of shareholders on April 7, 2017 is not more than EUR 3,645,585,175. The term available to the Bank’s administrators to execute and carry out capital increases up to that limit ends on April 7, 2020. The agreement grants the board the power to totally or partially exclude the pre-emptive subscription right under the terms of article 506 of the Capital Companies Law, although this power is limited to EUR 1,458,234,070.

At March 23, 2018, the ordinary general meeting of shareholders also agreed to delegate to the board of directors the broadest power to execute the capital increase agreement adopted by the shareholders meeting and the authorization to the Board of directors to increase it.

At December 31, 2018 the shares of the following companies were listed on official stock markets: Banco Santander Río, S.A.; Grupo Financiero Santander México, S.A. de C.V.; Banco Santander - Chile; Cartera Mobiliaria, S.A., SICAV; Santander Chile Holding

S.A.; Banco Santander (Brasil) S.A., Santander Bank Polska S.A. (former Bank Zachodni WBK S.A.) and Santander Consumer USA Holdings Inc.

At December 31, 2018 the number of Bank shares owned by third parties and managed by Group management companies (mainly portfolio, collective investment undertaking and pension fund managers) or jointly managed was 63 million shares, which represented 0.39% of the Bank’s share capital. In addition, the number of Bank shares owned by third parties and received as security was 212 million shares (equal to 1.30% of the Bank’s share capital).

At December 31, 2018 the capital increases in progress at Group companies and the additional capital authorised by their shareholders at the respective general meetings were not material at Group level (See Appendix V).

32.   Share premium

Share premium includes the amount paid up by the Bank’s shareholders in capital issues in excess of the par value.

The Spanish Limited Liability Companies Law expressly permits the use of the share premium account balance to increase capital at the entities at which it is recognised and does not establish any specific restrictions as to its use.

The reduction of EUR 74 million in 2016 is the result for the capital increases arising from the Santander Dividendo Elección scrip dividend scheme. The increase in the balance of Share premium in 2017 is the result of the capital increase of EUR 6,343 million approved on July 3, 2017 (See note 31.a) and the reduction of EUR 48 million is due the capital increases charge to reserve arising from the Santander Diviendo Elección program.

The decrease produced in 2018 is a consequence of the reduction of EUR 50 million to cope with the capital increase as a result of the Santander Dividendo Elección program.

Also, in 2018, 2017 and 2016 an amount of EUR 10 million was transferred from the Share premium account to the Legal reserve (2017: EUR 154 million; 2016: EUR 15 million) (See note 33.b.i).

33.   Accumulated retained earnings

a)Definitions

The balance of Equity - Accumulated gains and Other reserves includes the net amount of the accumulated results (profits or losses) recognised in previous years through the consolidated income statement which in the profit distribution were allocated in equity, the expenses of own equity instrument issues, the differences between the amount for which the treasury shares are sold and their acquisition price, as well as the net amount of the results accumulated in previous years, generated by the result of non-current assets held for sale, recognised through the consolidated income statement.

b)Breakdown

The detail of Accumulated retained earnings and Reserves of entities accounted for using the equity method is as follows:

	Million of euros
	2018	2017	2016
Restricted reserves	2,580	2,880	2,686
Legal reserve	1,624	1,614	1,459
Own shares	902	1,212	1,173
Revaluation reserve Royal Decree-Law 7/1996	43	43	43
Reserve for retired capital	11	11	11
Unrestricted reserves	12,100	11,368	11,285
Voluntary reserves (*)	5,737	6,904	7,192
Consolidation reserves attributable to the Bank	6,363	4,464	4,093
Reserves of subsidiaries	37,593	36,862	34,568
Reserves of entities accounted for using the equity method	917	725	465
	53,190	51,835	49,004

(*)    In accordance with the commercial regulations in force in Spain.

i.     Legal reserve

Under the Consolidated Spanish Limited Liability Companies Law, 10% of net profit for each year must be transferred to the legal reserve. These transfers must be made until the balance of this reserve reaches 20% of the share capital. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased share capital amount.

In 2018 the Bank transferred EUR 10 million from the Share premium account to the Legal reserve (2017: EUR 154 million; 2016: EUR 15 million).

Consequently, once again, after the capital increases described in Note 31 had been carried out, the balance of the Legal reserve reached 20% of the share capital, and at December 31, 2018 the Legal reserve was of the stipulated level.

ii.     Reserve for treasury shares

Pursuant to the Consolidated Spanish Limited Liability Companies Law, a restricted reserve has been recognised for an amount equal to the carrying amount of the Bank shares owned by subsidiaries. The balance of this reserve will become unrestricted when the circumstances that made it necessary to record it cease to exist. Additionally, this reserve covers the outstanding balance of loans granted by the Group secured by Bank shares and the amount equivalent to loans granted by Group companies to third parties for the acquisition of treasury shares plus the own treasury shares amount.

iii.   Revaluation reserve Royal Decree Law 7/1996, of 7 June

The balance of Revaluation reserve Royal Decree-Law 7/1996 can be used, free of tax, to increase share capital. From January 1, 2007, the balance of this account can be taken to unrestricted reserves, provided that the monetary surplus has been realised. The surplus will be deemed to have been realised in respect of the portion on which depreciation has been taken for accounting purposes or when the revalued assets have been transferred or derecognised.

If the balance of this reserve were used in a manner other than that provided for in Royal Decree-Law 7/1996, of June 7, it would be subject to taxation.

iv.    Reserves of subsidiaries

The detail, by company, of Reserves of subsidiaries, based on the companies’ contribution to the Group (considering the effect of consolidation adjustments) is as follows:

	Million of euros
	2018	2017	2016
Banco Santander (Brasil) S.A. (Consolidated Group)	10,755	9,874	8,993
Santander UK Group	8,207	7,724	6,887
Group Santander Holdings USA.	4,260	4,150	4,091
Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	3,436	3,229	3,255
Banco Santander - Chile	2,963	2,764	2,630
Santander Consumer Finance Group	2,841	2,465	2,027
Banco Santander Totta, S.A. (Consolidated Group)	2,729	2,821	2,593
Santander Bank Polska S.A.	1,387	1,093	967
Santander Seguros y Reaseguros, Compañía Aseguradora, S.A.	714	638	824
Banco Santander (Suisse) SA.	369	381	354
Santander Investment, S.A.	208	202	349
Banco Santander Río S.A.	(82)	1,639	1,326
Cartera Mobiliaria, S.A., SICAV	—	—	377
Exchange differences, consolidation adjustments and other companies (*)	(194)	(118)	(105)
	37,593	36,862	34,568

Of which, restricted	2,964	2,777	2,730

(*)    Includes the charge relating to cumulative exchange differences in the transition to International Financial Reporting Standards.

34.   Other equity instruments and own shares

a)Equity instruments issued not capital and other equity instruments

Other equity instruments includes the equity component of compound financial instruments, the increase in equity due to personnel remuneration, and other items not recognised in other “Shareholders’ equity” items.

On September 8, 2017, Banco Santander issued contingent redeemable perpetual bonds (the “Fidelity Bonds”) amounting to EUR 981 million nominal value -EUR 686 million fair value- of those in the power of third parties an amount amounting to EUR 549 million. On December 31, 2018 amounted to EUR 565 million.

Additionally, at December 31, 2018 the Group had other equity instruments amounting to EUR 234 million.

b)Own shares

Shareholders’ equity - Own shares includes the amount of own equity instruments held by all the Group entities.

Transactions involving own equity instruments, including their issuance and cancellation, are recognised directly in equity, and no profit or loss may be recognised on these transactions. The costs of any transaction involving own equity instruments are deducted directly from equity, net of any related tax effect.

On October 21, 2013 and October 23, 2014 the Bank’s board of directors amended the regulation of its treasury share policy in order to take into account the criteria recommended by the CNMV, establishing limits on average daily purchase trading and time limits. Also, a maximum price per share was set for purchase orders and a minimum price per share for sale orders.

The Bank’s shares owned by the consolidated companies accounted for 0.075% of issued share capital at December 31, 2018 (December 31, 2017: 0.024%; December 31, 2016: 0.010%).

The average purchase price of the Bank’s shares in 2018 was EUR 4.96 per share and the average selling price was EUR 4.98 per share.

The effect on equity, net of tax, arising from the purchase and sale of Bank shares was of EUR 0 million in 2018 (2017: EUR 26 million; 2016: EUR 15 million).

35.   Memorandum items

Memorandum items relates to balances representing rights, obligations and other legal situations that in the future may have an impact on net assets, as well as any other balances needed to reflect all transactions performed by the consolidated entities although they may not impinge on their net assets.

a)Guarantees and contingent commitments granted

Contingent liabilities includes all transactions under which an entity guarantees the obligations of a third party and which result from financial guarantees granted by the entity or from other types of contract. The detail is as follows:

	Million of euros
	2018	2017	2016
Loans commitment granted	218,083	207,671	202,097
Of which doubtful	298	81	8
Financial guarantees granted	11,723	14,499	17,244
Of which doubtful	181	254	1,070
Financial guarantees	11,557	14,287	17,244
Credit derivatives sold	166	212	—
Other commitments granted	74,389	64,917	57,055
Of which doubtful	983	992	—
Technical guarantees	35,154	30,273	23,684
Other	39,235	34,644	33,371

The breakdown as at December 31, 2018 of the exposures and the provision fund (see note 25) out of balance sheet by impairment stage under IFRS9 is EUR 297,409 million and EUR 382 million in stage 1,EUR 5,324 million and EUR 132 million in stage 2 and EUR 1,462 million and EUR 265 million in stage 3, respectively. Additionally, the Group had provisions for guarantees and commitments granted for an amount of EUR 617 and 459 million and a doubtful exposure amounting to EUR 1,327 and 1,078 million, as at December 31, 2017 and 2016, respectively.

A significant portion of these guarantees will expire without any payment obligation materialising for the consolidated entities and, therefore, the aggregate balance of these commitments cannot be considered as an actual future need for financing or liquidity to be provided by the Group to third parties.

Income from guarantee instruments is recognised under Fee and commission income in the consolidated income statements and is calculated by applying the rate established in the related contract to the nominal amount of the guarantee.

i. Loan commitments granted

Loan commitments granted: firm commitments of grating of credit under predefined terms and conditions, except for those that comply with the definition of derivatives as these can be settled in cash or through the delivery of issuance of another financial instrument. They include stand-by credit lines and long-term deposits.

ii. Financial guarantees granted

Financial guarantees includes, inter alia, financial guarantee contracts such as financial bank guarantees, credit derivatives sold, and risks arising from derivatives arranged for the account of third parties.

iii. Other commitments granted

Other contingent liabilities include all commitments that could give rise to the recognition of financial assets not included in the above items, such as technical guarantees and guarantees for the import and export of goods and services.

b)Memorandum items

i) Off-balance-sheet funds under management

The detail of off-balance-sheet funds managed by the Group and by joint ventures is as follows:

	Million of euros
	2018	2017	2016
Investment funds	127,564	135,749	129,930
Pension funds	11,160	11,566	11,298
Assets under management	19,131	19,259	18,032
	157,855	166,574	159,260

ii) Non-managed marketed funds

At December 31, 2018 there are non-managed marketed funds totalling EUR 42,211 million (December 31, 2017: EUR 41,398 million; December 31, 2016: EUR 23,247 million).

c)Third-party securities held in custody

At December 31, 2018 the Group held in custody debt securities and equity instruments totalling EUR 940,650 million (December 31, 2017: EUR 997,061 million; December 31, 2016 EUR 965,648 million) entrusted to it by third parties.

36.   Hedging derivatives

The Group, within its financial risk management strategy, and in order to reduce asymmetries in the accounting treatment of its operations, enters into hedging derivatives on interest, exchange rate, credit risk or variation of stock prices, depending on the nature of the risk covered.

Based on its objective, the Group classifies its hedges in the following categories:

-

Cash flow hedges: cover the exposure to the variation of the cash flows associated with an asset, liability or a highly probable forecast transaction. This cover the variable-rate issues in foreign currencies, fixed-rate issues in non-local currency, variable-rate interbank financing and variable-rate assets (bonds, commercial loans, mortgages, etc.).

-

Fair value hedges: cover the exposure to the variation in the fair value of assets or liabilities, attributable to an identified and hedged risk. This covers the interest risk of assets or liabilities (bonds, loans, bills, issues, deposits, etc.) with coupons or fixed interest rates, interests in entities, issues in foreign currencies and deposits or other fixed rate liabilities.

-	Hedging of net investments abroad: cover the exchange rate risk of the investments in subsidiaries domiciled in a country with a different currency from the functional one of the Group.

The following table contains details of the hedging instruments used in the Group's hedging strategies as of December 31, 2018:

	Million Euros
	2018
		Carrying amount		Changes in fair value used for
	Notional Value	Assets	Liabilities	calculating hedge ineffectiveness	Balance sheet line ítems

Fair value hedges:	178,719	3,451	(5,114)	96
Interest rate risk	163,241	2,648	(4,616)	56
Equity swap	109	—	(2)	—	Hedging derivatives
Future interest rate	7,702	—	—	(126)	Hedging derivatives
Interest rate swap	129,217	2,345	(4,168)	321	Hedging derivatives
Call money swap	19,579	170	(250)	(32)	Hedging derivatives
Currency swap	4,957	121	(45)	(17)	Hedging derivatives
Inflation swap	—	—	—	9	Hedging derivatives
Swaption	51	6	(6)	—	Hedging derivatives
Collar	15	1	—	—	Hedging derivatives
Floor	1,611	5	(145)	(99)	Hedging derivatives
Exchange rate risk	3,019	11	(1)	3
Fx forward	3,019	11	(1)	3	Hedging derivatives
Interest rate and exchange rate risk	12,237	792	(493)	42
Interest rate swap	3,022	143	(20)	(15)	Hedging derivatives
Call money swap	20	—	—	—	Hedging derivatives
Currency swap	9,195	649	(473)	57	Hedging derivatives
Inflation risk	168	—	(4)	(5)
Call money swap	64	—	(3)	(3)	Hedging derivatives
Currency swap	104	—	(1)	(2)	Hedging derivatives
Credit risk	54	—	—	—
CDS	54	—	—	—	Hedging derivatives

Cash flow hedges:	118,400	4,865	(976)	(28)
Interest rate risk	38,229	307	(229)	203
Fx forward	49	—	(1)	(1)	Hedging derivatives
Future interest rate	127	—	—	29	Hedging derivatives
Interest rate swap	33,956	240	(202)	159	Hedging derivatives
Currency swap	2,350	57	(26)	11	Hedging derivatives
Floor	1,747	10	—	5	Hedging derivatives
Exchange rate risk	38,457	971	(568)	(878)
Future FX and c/v term FV	4,955	—	—	(697)	Hedging derivatives
FX forward	3,283	186	(15)	(36)	Hedging derivatives
Future interest rate	4,946	—	—	(12)	Hedging derivatives
Interest rate swap	1,055	10	(5)	8	Hedging derivatives
Currency swap	23,904	775	(548)	(142)	Hedging derivatives
Floor	314	—	—	—	Hedging derivatives
Deposits borrowed	—	—	—	1	Deposits
Interest rate and exchange rate risk	34,383	3,542	(124)	665
Interest rate swap	12,572	20	(97)	(7)	Hedging derivatives
Currency swap	21,811	3,522	(27)	672	Hedging derivatives
Inflation risk	6,318	45	(30)	11
FX forward	414	—	(9)	(1)	Hedging derivatives
Currency swap	5,904	45	(21)	12	Hedging derivatives
Equity risk	77	—	(4)	(8)
Option	77	—	(4)	(8)	Hedging derivatives
Other risk	936	—	(21)	(21)
Future FX and c/v term RF	936	—	(21)	(21)	Hedging derivatives

Hedges of net investments in foreign operations:	21,688	291	(273)	(1)
Exchange rate risk	21,688	291	(273)	(1)
FX forward	21,688	291	(273)	(1)	Hedging derivatives
	318,807	8,607	(6,363)	67

Considering the main contributions of hedging within the Group, the main types of hedgings that are being carried are in Santander UK Group, Banco Santander, S.A., Consumer Group, Banco Santander Mexico and Banco Santander Brazil that are detailed below.

Santander UK Group enters into derivatives to provide customers with risk management solutions and to manage and hedge the Group's own risks.

Within fair value hedges, Santander UK Group has portfolios of assets and liabilities at fixed rate that are exposed to changes in fair value due to changes in market interest rates. These positions are managed by contracting mainly Interest Rate Swaps. Effectiveness is assessed by comparing the changes in the fair value of these portfolios generated by the hedged risk with the changes in the fair value of the derivatives contracted.

Santander UK Group also has access to international markets to obtain financing by issuing fixed-rate debt in its functional currency and other currencies. As such, they are exposed to changes in interest rates and exchange rates, mainly in EUR and USD. This risk is mitigated with Cross Currency Swaps and Interest Rate Swaps in which they pay a fixed rate and receive a variable rate. Effectiveness is evaluated using linear regression techniques to compare changes in the fair value of the debt at interest and exchange rates with changes in the fair value of Interest Rate Swaps or Cross Currency Swaps.

Within the cash flow hedges, Santander UK Group has portfolios of assets and liabilities at variable rates, normally at SONIA or LIBOR. To mitigate this risk of variability in market rates, it contracts Interest Rate Swaps.

As Santander UK Group obtains financing in the international markets, it assumes a significant exposure to currency risk mainly USD and EUR. In addition, it also has debt securities for liquidity purposes that assume exposure in foreign moneys, mainly JPY. To manage this exchange rate risk, Spot, Forward and Cross Currency Swap are contracted to match the cash flow profile and the maturity of the estimated interest and principal repayments of the hedged item.

Effectiveness, is assessed by comparing changes in the fair value of the derivatives with changes in the fair value of the hedged item attributable to the hedged risk by applying a hypothetical derivative method using linear regression techniques.

In addition, within the hedges that cover equity risk, Santander UK Group offers employees the opportunity to purchase shares of the Bank at a discount under the Sharesave scheme, exposing the bank to share price risk. As such, options are purchased allowing them to purchase shares at a pre-set price.

Banco Santander, S.A. covers the risks of its balance sheet in a variety of ways. On the one hand, documented as fair value hedges, it covers the interest rate, foreign currency and credit risk of fixed-income portfolios at a fixed rate (REPOs are included in this category). Resulting, in an exposure to changes in their fair value due to variations in market conditions based on the various risks hedged, which has an impact on the Bank's income statement. To mitigate these risks, the Bank contracts derivatives, mainly Interest rate Swaps, Cap&Floors, Forex Forward and Credit Default Swaps. On the other hand, the interest and exchange rate risk of loans granted to corporate clients at a fixed rate is generally covered. These coverages, are carried out through Interest Rate Swaps and Cross Currency Swaps.

In addition, the Bank manages the interest and exchange risk of debt issues in their various categories (issuing covered bonds, perpetual, subordinated and senior bond) and in different currencies, denominated at fixed rates, and therefore subject to changes in their fair value. These issues are covered through Interest Rate Swaps and Cross Currency Swaps.

The Bank's methodology for measuring the effectiveness of this type of coverage is based on comparing the markets value of the hedged items (based on the objective risk of the hedge) and of the hedging instruments in order to analyse whether the changes in the market value of the hedged items are offset by the market value of the hedging instruments, thereby mitigating the hedged risk. Prospectively, the same analysis is performed, measuring the theoretical market values in the event of parallel variations in the market curves of a positive basis point.

Finally, the Bank also manages and hedges the interest rate risk of its mortgage portfolio and various variable rate issues in cash flow hedges, which hedge the exposure of flows due to the risk of variations in interest curves, which may have an impact on the income statement. These hedges are made through mainly Interest Rate Swaps.

The hypothetical derivative methodology is used to measure the effectiveness of these cash flow hedges, in order to determine the level of risk compensation based on the comparison of the discounted net cash flows of the hedging instruments and the hedged items.

Consumer Group entities mainly have loans portfolios at fixed interest rates and are therefore, exposed to changes in fair value due to movements in market interest rates. The entities manage this risk by contracting Interest Rate Swaps in which they pay a fixed rate and receive a variable rate. Interest rate risk is the only one hedged and, therefore, other risks, such as credit risk, are managed but not hedged by the entities. The interest rate risk component is determined as the change in fair value of fixed rate loans arising solely from changes in a reference rate. This strategy is designated as a fair value hedge and its effectiveness is assessed by comparing changes in the fair value of loans attributable to changes in reference interest rates with changes in the fair value of interest rate swaps.

In addition, in order to access international markets with the aim of obtaining sources of financing, some Consumer Group´s entities issue fixed rate debt in their own currency and in other currencies that differ from their functional currency. Therefore, they are exposed to changes in both interest rates and exchange rates, which they mitigate with derivatives (Interest Rate Swaps, Fx Forward and Cross Currency Swaps) in which they receive a fixed interest rate and pay a variable interest rate, implemented with a fair value hedge.

The cash flow hedges of the Santander Group´s entities hedge the foreign currency risk of loans and financing.

Finally, it has hedges of net investments abroad to hedge the foreign exchange risk of the shareholding in NOK and CNY currencies.

Banco Santander Mexico has mainly long-term loan portfolios at fixed interest rates, portfolios of short-term deposits in local currency, portfolios of Mexican Government bonds and corporate bonds in currencies other than the local currency and are therefore exposed to changes in fair value due to movements in market interest rates, as well as these latter portfolios also to variations in exchange rates. The entity manages this risk by contracting derivatives (Interest Rate Swaps or Cross Currency Swaps) in which they pay a fixed rate and receive a variable rate. The interest rate is hedged and the exchange risk, if applicable, too. Thus, other risks, such as credit risk, are managed but not hedged by the entities. The interest rate risk component is determined as the change in the fair value of fixed rate loans arising solely from changes in a reference rate. This strategy is designated as a fair value hedge and its effectiveness is assessed by comparing changes in the fair value of loans attributable to changes in benchmark interest rates with changes in the fair value of interest rate swaps.

Regarding cash flow hedges, Banco Santander Mexico has a portfolio of unsecured bonds issued at a variable rate in its local currency, which it manages with an Interest Rate Swap in which it receives a variable rate and pays a fixed rate. On the other hand, it also has different items in currencies other than the local currency: unsecured floating rate bonds, commercial bank loans at variable rates, fixed rate issues, Mexican and Brazilian government bonds at fixed rates and loans received in USD from other banks. In all these portfolios, the Bank is exposed to exchange rate variations, which it mitigates by contracting Cross Currency Swaps or FX Forward.

Banco Santander Brazil has, on the one hand, fixed-rate government bond portfolios and, therefore, they are exposed to changes in fair value due to movements in market interest rates. The entity manages this risk by contracting derivatives (Interest Rate Swaps or Futures) in which they pay a fixed rate and receive a variable rate. The interest rate risk is the only one hedged and consequently other risks, such as credit risk, are managed but not hedged by the entity. This strategy is designated as a fair value hedge and its effectiveness is evaluated by comparing by linear regression the changes in the fair value of the bonds with the changes in the fair value of the derivatives. On the other hand, as part of the fair value hedge strategy, it has corporate loans in different currencies than the local one and is therefore exposed to changes in fair value due to exchange rates. This risk is mitigated by contracting Cross Currency Swaps. Its effectiveness is evaluated by comparing changes in the fair value of loans attributable to changes in benchmark interest rates with changes in the fair value of derivatives.

Finally, it also has a portfolio of long-term Corporate Bonds with inflation-indexed rates. With reference to what it has been mentioned before, they are exposed to variations in market value due to variations in market inflation rates. In order to achieve its mitigation, they contract futures in which they pay the indexed inflation and receive variable interest rates.

Its effectiveness is assessed by comparing through lineal regression the changes in the fair value of the bonds to the changes in fair value of the derivatives.

In the hedge of cash flows, Banco Santander Brazil has portfolios of loans and government bonds in different currency than the entity´s functional currency and, therefore, it is subject to the risk of changes in currency rates. This exposure will be mitigated by hiring cross currency swaps and futures. Its effectiveness is assessed by comparing changes in fair value of loans and bonds to changes in fair value of such derivatives.

Finally, they have a portfolio of variable rate government bonds, so they are exposed to changes in the value due to changes in interest rates. In order to mitigate these changes, a future is hired in which a variable rate is paid and a fixed rate is received. Its effectiveness is assessed by comparing changes in the fair value loans and bonds to changes in the fair value of the futures.

In any case, in the event of ineffectiveness in fair value or cash flow hedges, the entity mainly considers the following causes:

-Possible economic events affecting the entity (e.g.: default),

-For movements and possible market-related differences in the collateralized and non-collateralized curves used in the valuation of derivatives and hedged items, respectively.

-Possible differences between the nominal value, settlement/price dates and credit risk of the hedged item and the hedging element.

Regarding net foreign investments hedges, basically, they are allocated in Banco Santander, S.A. and Santander Consumer Finance Group. The Group assumes, as a priority objective in risk management, to minimize – up to a determined limit set up by the responsible for the financial management of the Group- the impact on the calculation of the capital ratio of their permanent investments included within the consolidation perimeter of the Group, and whose shares are legally named in a different currency than the holding has. For this purpose, financial instruments (generally derivatives) on exchange rates are hired, that allow mitigating the impact on the capital ratio of changes in the forward exchange rate. The Group hedges the risk, mainly, for the following currencies: BRL, CLP, MXN, CAD, COP, CNY, GBP, CHF, NOK, USD and PLN. The instruments used to hedge the risk of these investments are Forex Swaps, Forex Forward and buys/sells of spot currencies.

In the case of this type of hedge, the ineffectiveness scenarios are considered to be of low probability, given that the hedging instrument is designated considering the determined position and the spot rate at which it is found.

The following table sets out the maturity profile of the hedging instruments used in the Group's non-dynamic hedging strategies:

	December 31, 2018
	Million of euros
	Up to one	One to three	Three months to	One year to	More than
	month	months	one year	five years	five years	Total
Fair value hedges:	9,377	17,989	23,773	78,541	49,039	178,719
Interest rate risk	8,436	12,519	21,987	73,989	46,310	163,241
Equity swap	—	27	46	36	—	109
Future interest rate	668	2,012	981	2,650	1,391	7,702
Interest rate swap	7,672	10,213	18,423	60,502	32,407	129,217
Call money swap	96	267	1,823	6,967	10,426	19,579
Currency swap	—	—	714	2,368	1,875	4,957
Swaption	—	—	—	51	—	51
Collar	—	—	—	—	15	15
Floor	—	—	—	1,415	196	1,611
Exchange rate risk	17	1,855	1,147	—	—	3,019
Fx forward	17	1,855	1,147	—	—	3,019
Interest rate and exchange rate risk	924	3,615	639	4,503	2,556	12,237
Interest rate swap	445	1,462	35	710	370	3,022
Call money swap	—	—	—	—	20	20
Currency swap	479	2,153	604	3,793	2,166	9,195
Inflation risk	—	—	—	—	168	168
Call money swap	—	—	—	—	64	64
Currency swap	—	—	—	—	104	104
Credit risk	—	—	—	49	5	54
CDS	—	—	—	49	5	54

Cash flow hedges:	18,684	6,994	16,954	62,947	12,821	118,400
Interest rate risk	2,079	2,607	6,971	26,020	552	38,229
Fx forward	49	—	—	—	—	49
Future interest rate	2	—	—	125	—	127
Interest rate swap	2,028	2,161	5,957	23,593	217	33,956
Currency swap	—	446	839	730	335	2,350
Floor	—	—	175	1,572	—	1,747
Exchange rate risk	16,166	3,478	5,896	11,984	933	38,457
Future FX and c/v term FV	4,955	—	—	—	—	4,955
FX forward	1,423	—	47	1,813	—	3,283
Future interest rate	4,946	—	—	—	—	4,946
Interest rate swap	—	—	—	1,055	—	1,055
Currency swap	4,842	3,478	5,535	9,116	933	23,904
Floor	—	—	314	—	—	314
Interest rate and exchange rate risk	—	8	2,921	21,930	9,524	34,383
Interest rate swap	—	8	898	8,456	3,210	12,572
Currency swap	—	—	2,023	13,474	6,314	21,811
Inflation risk	439	524	566	2,977	1,812	6,318
FX forward	—	121	156	137	—	414
Currency swap	439	403	410	2,840	1,812	5,904
Equity risk	—	—	41	36	—	77
Option	—	—	41	36	—	77
Other risk	—	377	559	—	—	936
Future FX and c/v term RF	—	377	559	—	—	936

Hedges of net investments in foreign operations:	555	777	11,067	9,289	—	21,688
Exchange rate risk	555	777	11,067	9,289	—	21,688
FX forward	555	777	11,067	9,289	—	21,688
	28,616	25,760	51,794	150,777	61,860	318,807

Additionally, the profile information of maturities and the price/average rate for the most representative geographies is shown:

Santander UK Group

	December 31, 2018
	Million of euros
	Up to one	One to three	Three months to	One year to	More than
	month	months	one year	five years	five years	Total
Fair value hedges
Interest rate risk
Interest rate instruments
Nominal	6,888	9,403	16,333	44,166	17,498	94,288
Average fixed interest rate (%) GBP	0.633	0.788	1.057	1.586	2.849
Average fixed interest rate (%) USD	(0.223)	0.670	0.911	1.085	1.261
Average fixed interest rate (%) EUR	1.513	1.314	1.337	2.684	2.179

Interest rate and foreign exchange rate risk
Exchange rate instruments
Nominal	877	2,894	—	1,331	585	5,687
Average GBP/EUR exchange rate	—	—	—	1.183	1.168
Average GBP/USD exchange rate	1.580	1.332	—	1.511	—
Average fixed interest rate (%) USD	—	—	—	3.888	3.923
Average fixed interest rate (%) EUR	3.615	2.500	—	2.375	7.950

Cash flow hedges
Interest rate risk
Interest rate instruments
Nominal	—	1,917	2,225	3,466	—	7,608
Average fixed interest rate (%) GBP	—	0.726	0.733	1.334	—

Foreign exchange risk
Exchange rate instruments
Nominal	4,378	2,853	3,310	7,132	—	17,673
Average GBP/JPY exchange rate	—	147.215	146.372	145.319	—
Average GBP/EUR exchange rate	—	—	1.280	1.135	—
Average GBP/USD exchange rate	1.304	1.307	1.310	1.305	—

Interest rate and foreign exchange rate risk
Exchange rate instruments
Nominal	—	—	2,859	21,288	9,495	33,642
Average GBP/EUR exchange rate	—	—	1.252	1.271	1.217
Average GBP/USD exchange rate	—	—	1.633	1.545	1.511
Average fixed interest rate (%) GBP	—	—	2.340	2.660	2.900

Banco Santander, S.A.

	December 31, 2018
	Million of euros
	Up to one	One to three	Three months to	One year to	More than
	month	months	one year	five years	five years	Total
Fair value hedges

Interest rate risk
Interest rate instruments
Nominal	500	665	425	12,987	22,030	36,602
Average fixed interest rate (%) GBP	—	—	—	—	7.08
Average fixed interest rate (%) EUR	3.75	0.63	2.06	1.81	3.20
Average fixed interest rate (%) CHF	—	—		0.76	1.04
Average fixed interest rate (%) USD	—	—	1.38	3.43	4.11

Foreign exchange risk
Exchange rate instruments
Nominal	—	1,825	771	—	—	2,596

Interest rate and foreign exchange rate risk
Exchange rate instruments
Nominal	41	461	120	2,085	951	3,656
Average fixed interest rate (%) AUD/EUR	—	—	—	4.00	4.80
Average fixed interest rate (%) CZK/EUR	—	—	—	0.86	—
Average fixed interest rate (%) EUR/COP	—	—	7.54	—	—
Average fixed interest rate (%) HKD/EUR	—	—	—	2.52	—
Average fixed interest rate (%) JPY/EUR	—	—	—	0.64	1.28
Average fixed interest rate (%) NOK/EUR	—	—	—	—	3.61
Average fixed interest rate (%) USD/COP	6.13	6.71	—	9.47	—

Average AUD/EUR exchange rate	—	—	—	1.499	1.499
Average CZK/EUR exchange rate	—	—	—	25.407	26.030
Average EUR/GBP exchange rate	—	1.145	—	—	—
Average EUR/COP exchange rate	—	—	0.0003	—	—
Average EUR/MXN exchange rate	—	—	—	—	—
Average HKD/EUR exchange rate	—	—	—	8.718	—
Average JPY/EUR exchange rate	—	—	—	132.014	125.883
Average MXN/EUR exchange rate	—	—	—	14.696
Average NOK/EUR exchange rate	—	—	—	—	9.606
Average USD/BRL exchange rate	—	—	0.269	—	—
Average USD/COP exchange rate	—	0.0003	0.0003	—	0.0003

Credit Risk
Credit risk instruments
Nominal	—	—	—	49	5	54

Cash flow hedges
Interest rate risk
Interest rate instruments
Nominal	1,942	—	—	6,130	20	8,092
Average fixed interest rate (%) EUR	—	—	—	0.51	0.55

Hedges of net investments in foreign operations
Exchange rate instruments
Exchange rate instruments
Nominal	373	497	10,587	9,289	—	20,746
Average BRL/EUR exchange rate	4.46	—	4.46	4.73	—
Average CLP/EUR exchange rate	—	766.01	768.25	795.10	—
Average CNY/EUR exchange rate	—	—	8.14	—	—
Average COP/EUR exchange rate	—	3,728.01	3,685.80	—	—
Average GBP/EUR exchange rate	—	0.91	0.89	—	—
Average MXN/EUR exchange rate	22.98	—	24.51	24.50	—
Average PLN/EUR exchange rate	—	—	4.38	4.26	—

Consumer Group

	December 31, 2018
	Million of euros
	Up to one	One to three	Three months to	One year to	More than
	month	months	one year	five years	five years	Total
Fair value hedges
Interest rate risk
Interest rate instruments
Nominal	253	672	3,488	6,883	63	11,359
Average fixed interest rate (%) EUR	(0.197)	(0.125)	(0.036)	(0.065)	(0.113)
Average fixed interest rate (%) CHF	(0.659)	(0.696)	(0.679)	(0.561)	—

Foreign exchange risk
Exchange rate instruments
Nominal	17	30	376	—	—	423
Average DKK/EUR exchange rate	134.135	—	134.109	—	—
Average NOK/EUR exchange rate	—	—	103.232	—	—
Average CHF/EUR exchange rate	—	878.624	887.218	—	—

Interest rate and foreign exchange rate risk
Exchange rate instruments
Nominal	—	240	339	448	—	1,027
Average SEK/EUR exchange rate	—	—	0.104	—	—
Average DKK/EUR exchange rate	—	0.134	0.134	0.134	—
Average fixed interest rate (%) SEK	—	—	0.008	—	—
Average fixed interest rate (%) DKK	—	0.002	0.003	0.004	—

Cash flow hedges
Interest rate risk
Interest rate instruments
Nominal	85	99	313	423	—	920
Average fixed interest rate (%) EUR	0.183	0.183	0.183	0.183	—

Foreign exchange risk
Exchange rate instruments
Nominal	339	557	2,368	1,061	—	4,325
Average SEK/EUR exchange rate	0.101	0.098	0.099	0.099	—
Average NOK/EUR exchange rate	0.108	0.108	0.108	0.108	—
Average CHF/EUR exchange rate	0.896	0.859	0.870	0.900	—
Average CAD/EUR exchange rate	0.654	0.658	0.652	0.656	—
Average DKK/EUR exchange rate	0.134	0.134	0.134	—	—
Average PLN/EUR exchange rate	—	—	0.234	0.233	—
Average USD/EUR exchange rate	—	—	0.897	—	—
Average JPY/EUR exchange rate	—	—	0.008	0.008	—

Hedges of net investments in foreign operations
Foreign exchange risk
Exchange rate instruments
Nominal	181	282	480	—	—	943
Average NOK/EUR exchange rate	103.751	103.538	102.963	—	—
Average CNY/EUR exchange rate	—	—	121.796	—	—

Banco Santander Mexico

	December 31, 2018
	Million of euros
	Up to one	One to three	Three months to	One year to	More than
	month	months	one year	five years	five years	Total
Fair value hedges
Interest rate risk
Interest rate instruments
Nominal	—	1	346	80	—	427
Average fixed interest rate (%) MXN	—	5.180	6.907	5.593	—
Average fixed interest rate (%) USD	—	—	1.465	1.465	—

Interest rate and foreign exchange rate
Exchange and interest rate instruments
Nominal	—	—	41	282	1,009	1,332
Average EUR/MXN exchange rate	—	—	—	20.470	21.890
Average GBP/MXN exchange rate	—	—	—	24.870	25.310
Average USD/MXN exchange rate	—	—	13.920	13.920	18.390
Average MXV/MXN exchange rate	—	—	5.059	5.059	5.059
Average fixed interest rate (%) USD	—	—	8.000	3.980	4.125
Average fixed interest rate (%) EUR	—	—	—	2.420	2.750
Average fixed interest rate (%) GBP	—	—	—	—	6.750

Cash flow hedges
Interest rate risk
Interest rate instruments
Nominal	—	—	—	178	—	178
Average fixed interest rate (%) MXN	—	—	—	7.258	—

Foreign exchange risk
Exchange rate instruments
Nominal	1,415	44	56	2,719	103	4,337
Average EUR/MXN exchange rate	—	—	16.679	18.932	18.688
Average GBP/MXN exchange rate	—	—	—	23.127	25.947
Average USD/MXN exchange rate	18.729	20.289	17.918	16.443	18.508
Average BRL/MXN exchange rate	5.863	—	5.732	5.736	—

Banco Santander Brazil

	December 31, 2018
	Million of euros
	Up to one	One to three	Three months to	One year to	More than
	month	months	one year	five years	five years	Total
Fair value hedges
Interest rate risk
Interest rate instruments
Nominal	668	2,045	—	3,529	1,378	7,620
Average fixed interest rate (%) BRL	9.500	6.967	6.937	10.055	10.030

Foreign exchange rate risk and other
Exchange rate instruments
Nominal	6	15	36	316	38	411
Average USD/BRL exchange rate	3.247	3.303	3.551	3.642	3.265

Cash flow hedges
Interest rate risk
Interest rate instruments
Nominal	3,877	2,997	3,030	119	—	10,023
Average fixed interest rate (%) BRL	6.500	6.500	6.500	6.500	—

Foreign exchange risk and other
Exchange rate instruments
Nominal	—	8	26	—	238	272
Average USD/BRL exchange rate	—	3.716	3.648	—	3.135

The following table contains details of the hedged exposures covered by the Group's hedging strategies of December 31, 2018:

	December 31, 2018
	Million of euros
			Accumulated amount			Change in fair
			of fair value			value of hedged	Cash flow hedge/currency
	Carrying amount of		adjustments on the			ítem for	translation reserve
	hedged items		hedged item			ineffectiveness	Continuing	Discontinued
	Assets	Liabilities	Assets	Liabilities	Balance sheet line item	assessment	hedges	hedges
Fair value hedges:	110,669	46,830	1,915	(1,765)		(20)	—	—
Interest rate risk	104,393	39,251	1,886	(1,478)		(74)	—	—
Deposits	5,922	1,195	279	1	Deposits and loans and advances	(39)	—	—
Bond	27,235	21,759	792	(791)	Debt instruments	(35)	—	—
Repo	13,874	561	25	(16)	Other assets	18	—	—
Loans of securitiesa	53,397	175	742	—	Loans and advances	(186)	—	—
Liquidity facilities	3,965	232	48	(2)	Loans and advances	35	—	—
Issuances assurance	—	2,013	—	(12)	Other assets/liabilities	3	—	—
Securitisation	—	13,316	—	(658)	Other assets/liabilities	170	—	—
Equity instruments	—	—	—	—	Equity instruments	(40)	—	—
Exchange rate risk	3,378	—	5	—		(3)	—	—
Deposits	1,614	—	9	—	Deposits and loans and advances	8	—	—
Bonds	1,764	—	(4)	—	Debt instruments	(11)	—	—
Interest and Exchange rate risk	2,776	7,474	21	(287)		53	—	—
Borrowed deposits	751	—	19	—	Deposits and loans and advances	16	—	—
Bonds	1,591	3,571	2	(26)	Debt instruments	(31)	—	—
Securitisation	—	3,358	—	(262)	Other assets/liabilities	67	—	—
Repos	434	99	—	1	Other assets/liabilities	1	—	—
CLO	—	446	—	—	Other assets/liabilities	—	—	—
Inflation risk	68	105	3	1		4	—	—
Deposits	—	105	—	1	Deposits and loans and advances	1	—	—
Bonds	68	—	3	—	Debt instruments	3	—	—
Credit risk	54	—	—	—		—	—	—
Bonds	54	—	—	—	Debt instruments	—	—	—

Cash flow hedges						(432)	447	(10)
Interest rate risk						(52)	131	(12)
Firm commitment					Other assets/liabilities	(24)	(75)	—
Deposits					Deposits and loans and advances	(26)	47	—
Governmenclasst bonds					Debt instruments	(13)	92	—
Liquidity facilities					Loans and advances	8	65	(12)
Secondary market loans					Other assets/liabilities	4	2	—
Senior securitization					Other assets/liabilities	(1)	—	—
Exchange rate risk						(416)	(23)	2
Deposits					Other assets/liabilities	83	(8)	—
Bonds					Deposits and loans and advances	(309)	(16)	2
Secondary market loans					Loans and advances	(179)	(21)	—
Senior titulisation					Other assets/liabilities	(11)	21	—
CLO					Other assets/liabilities	—	1	—
Interest and Exchange rate risk						4	341	—
Deposits					Deposits and loans and advances	7	2	—
Bonds					Debt instruments	(13)	(9)	—
Securitisation					Other assets/liabilities	10	348	—
Inflation risk						15	22	—
Deposits					Deposits and loans and advances	25	25	—
Bonds					Debt instruments	(3)	(3)	—
Liquidity facilities					Loans and advances	(7)	—	—
Equity risk						17	(4)	—
Highly likely scheduled transactions					Other assets/liabilities	17	(4)	—
Other risks						—	(20)	—
Bonds					Other assets/liabilities	—	(20)	—

Net foreign investments hedges	792	—	10	—		—	—	—
Exchange rate risk	792	—	10	—		—	—	—
Firm commitment	13	—	—	—	Other assets/liabilities	—	—	—
Equity instruments	779	—	10	—	Equity instruments	—	—	—
	111,461	46,830	1,925	(1,765)		(452)	447	(10)

The cumulative amount of adjustments of the fair value hedging instruments that remain in the balance for covered items that are no longer adjusted by profit and loss of coverage as of December 31, 2018 is EUR 71 million euros.

The net impact of the coverages are shown in the following table:

	Million of euros
	2018
	Earnings/			Reclassified amount of reserves to the income statement due to:
	(losses)	Ineffective		Cover
	recognised in	coverage		transaction
	another	recognised in		affecting the
	cumulative	the income	Line of the income statement that includes	income
	overall result	statement	the ineffectiveness of cash flows	statement	Line of the income statement that includes reclassified items
Fair value hedges		75
Interest rate risk		(18)
Deposits		(24)	Gains or losses of financial assets/liabilities
Bonds		(61)	Gains or losses of financial assets/liabilities
Repo		1	Gains or losses of financial assets/liabilities
Loans of fixed-income securities		46	Gains or losses of financial assets/liabilities
Liquidity lines		12	Gains or losses of financial assets/liabilities
Securitisations		8	Gains or losses of financial assets/liabilities
Risk of interest rate and exchange rate		95
Deposits		39	Gains or losses of financial assets/liabilities
Bonds		8	Gains or losses of financial assets/liabilities
Securitisations		49	Gains or losses of financial assets/liabilities
CLO		(1)	Gains or losses of financial assets/liabilities
Other Risks		(2)
Securitisations		(2)	Gains or losses of financial assets/liabilities

Cash flow hedges	200	8		553
Risk of interest rate	193	(4)		39
Firm Commitment	(2)	—	Gains or losses of financial assets/liabilities	(24)	Interest margin
Deposits	50	(21)	Gains or losses of financial assets/liabilities	(4)	Interest margin
Bonds	104	2	Gains or losses of financial assets/liabilities	17	Interest margin/ Gains or losses of financial assets/liabilities
Loans secondary markets	85	16	Gains or losses of financial assets/liabilities	47	Interest margin/ Gains or losses of financial assets/liabilities
Liquidity lines	2	—	Gains or losses of financial assets/liabilities	3	Interest margin
Repo	(46)	—	Gains or losses of financial assets/liabilities	—	Interest margin
Securitisations	—	(1)	Gains or losses of financial assets/liabilities	—
Risk of Exchange rate	(20)	(688)		(457)
Deposits	(25)	(698)	Gains or losses of financial assets/liabilities	(563)	Interest margin/ Gains or losses of financial assets/liabilities
Asset bonds	(25)	43	Gains or losses of financial assets/liabilities	89	Interest margin/ Gains or losses of financial assets/liabilities
Repo	—	—	Gains or losses of financial assets/liabilities	(3)	Gains or losses of financial assets/liabilities
Loans secondary markets	5	4	Gains or losses of financial assets/liabilities	48	Interest margin/ Gains or losses of financial assets/liabilities
Securitisations	24	(37)	Gains or losses of financial assets/liabilities	(36)	Interest margin / Gains or losses of financial assets/liabilities
CLO	1	—	Gains or losses of financial assets/liabilities	8	Interest margin / Gains or losses of financial assets/liabilities
Risk of interest rate and exchange rate	45	700		967
Deposits	1	743	Gains or losses of financial assets/liabilities	778	Interest margin
Bonds	(4)	447	Gains or losses of financial assets/liabilities	571	Interest margin/ Gains or losses of financial assets/liabilities
Securitisations	48	(490)	Gains or losses of financial assets/liabilities	(382)	Interest margin/ Gains or losses of financial assets/liabilities
Risk of inflation	11	—		4
Deposits	14	—	Gains or losses of financial assets/liabilities	3	Interest margin
Asset bonds	(3)	—	Gains or losses of financial assets/liabilities	1	Interest margin
Risk of equity	(8)	—		—
Highly probable planned transactions	(8)	—	Gains or losses of financial assets/liabilities	—
Other risks	(21)	—		—
Bonds	(21)	—	Gains or losses of financial assets/liabilities	—
	—	—		—
Coverage of net investment abroad	—	—		—
Risk of Exchange rate	—	—		—
Equity instruments	—	—	Gains or losses of financial assets/liabilities	—
	200	83		553

The following table shows a reconciliation of each component of equity and an analysis of other comprehensive income in relation to hedge accounting:

Million of euros
2018
Balance at beginning of year	152

Cash flow hedges
Risks of interest rate	193
Amounts transferred to income statements	(37)
Other reclassifications	230
Risks of exchange rate	(20)
Amounts transferred to income statements	457
Other reclassifications	(477)
Risks of interest rate and exchange rate	45
Amounts transferred to income statements	(967)
Other reclassifications	1,012
Risk of inflation	11
Amounts transferred to income statements	(4)
Other reclassifications	15
Risk of equity	(8)
Amounts transferred to income statements	—
Other reclassifications	(8)
Other risks	(21)
Amounts transferred to income statements	—
Other reclassifications	(21)

Minorities	(25)
Taxes	(50)

Balance at end of year	277

37.   Discontinued operations

No operations were discontinued in 2018, 2017 or 2016.

38.   Interest income

Interest and similar income in the consolidated income statement comprises the interest accruing in the year on all financial assets with an implicit or explicit return, calculated by applying the effective interest method, irrespective of measurement at fair value; and the rectifications of income as a result of hedge accounting. Interest is recognised gross, without deducting any tax withheld at source.

The detail of the main interest and similar income items earned in 2018, 2017 and 2016 is as follows:

	Million of euros
	2018	2017	2016
Loans and advances, central banks	1,320	1,881	2,090
Loans and advances, credit institutions	1,555	1,840	2,388
Debt instruments	6,429	7,141	6,927
Loans and advances, customers	43,489	43,640	42,578
Other interest	1,532	1,539	1,173
	54,325	56,041	55,156

Most of the interest and similar income was generated by the Group’s financial assets that are measured either at amortised cost or at fair value through Other comprehensive income.

39.   Interest expense

Interest expense and similar charges in the consolidated income statement includes the interest accruing in the year on all financial liabilities with an implicit or explicit return, including remuneration in kind, calculated by applying the effective interest method, irrespective of measurement at fair value; the rectifications of cost as a result of hedge accounting; and the interest cost attributable to provisions recorded for pensions.

The detail of the main items of interest expense and similar charges accrued in 2018, 2017 and 2016 is as follows:

	Million of euros
	2018	2017	2016
Central banks deposits	421	216	127
Credit institution deposits	2,597	2,045	1,988
Customer deposits	9,062	11,074	12,886
Debt securities issued and subordinated liabilities	6,073	6,651	7,767
Marketable debt securities	5,303	5,685	6,822
Subordinated liabilities (Note 23)	770	966	945
Provisions for pensions (Note 25)	186	198	201
Other interest	1,645	1,561	1,098
	19,984	21,745	24,067

Most of the interest expense and similar charges was generated by the Group’s financial liabilities that are measured at amortised cost.

40.   Dividend income

Dividend income includes the dividends and payments on equity instruments out of profits generated by investees after the acquisition of the equity interest.

The detail of Income from dividends as follows:

	Million of euros
	2018 (*)	2017	2016
Dividend income classified as:
Financial assets held for trading	241	234	217
Non-trading financial assets mandatorily at fair value through profit or loss	23	—	—
Financial assets available-for-sale	—	150	196
Financial assets at fair value through other comprehensive income	106	—	—
	370	384	413

(*)     See further detail regarding the impacts of the entry into force of IFRS9 as of January 1, 2018 (Note 1.b).

41.   Income from companies accounted for using the equity method

Income from companies accounted for using the equity method comprises the amount of profit or loss attributable to the Group generated during the year by associates and joint ventures.

The detail of Income from companies accounted for using the equity method is as follows:

	Million of euros
	2018	2017	2016
Zurich Santander Insurance América, S.L.	194	241	223
Wizink Bank, S.A.	56	36	—
Allianz Popular, S.L.	45	15	—
Companhia de Crédito, Financiamento e Investimento RCI Brasil	21	19	12
SAM Investment Holdings Limited	—	87	79
Other entities	421	306	130
	737	704	444

42.   Commission income

Commission income comprises the amount of all fees and commissions accruing in favour of the Group in the year, except those that form an integral part of the effective interest rate on financial instruments.

The detail of Fee and commission income is as follows:

	Million of euros
	2018	2017	2016
Coming from collection and payment services:
Bills	334	368	295
Demand accounts	1,371	1,490	1,191
Cards	3,514	3,515	2,972
Orders	475	449	431
Cheques and other	138	154	133
	5,832	5,976	5,022
Coming from non-banking financial products:
Investment funds	1,024	751	696
Pension funds	124	92	86
Insurance	2,433	2,517	2,428
	3,581	3,360	3,210
Coming from Securities services:
Securities underwriting and placement	283	374	282
Securities trading	251	302	287
Administration and custody	458	359	297
Asset management	305	251	201
	1,297	1,286	1,067
Other:
Foreign exchange	546	471	353
Financial guarantees	549	559	505
Commitment fees	291	283	286
Other fees and commissions	2,568	2,644	2,500
	3,954	3,957	3,644
	14,664	14,579	12,943

43.   Commission expense

Commission expense shows the amount of all fees and commissions paid or payable by the Group in the year, except those that form an integral part of the effective interest rate on financial instruments.

The detail of Fee and commission expense is as follows:

	Million of euros
	2018	2017	2016
Commissions assigned to third parties	1,972	1,831	1,639
Cards	1,358	1,391	1,217
By collection and return of effects	11	12	11
Other fees assigned	603	428	411

Other commissions paid	1,207	1,151	1,124
Brokerage fees on lending and deposit transactions	42	49	47
Sales of insurance and pension funds	232	205	204
Other fees and commissions	933	897	873
	3,179	2,982	2,763

44.   Gains or losses on financial assets and liabilities

Gains/losses on financial assets and liabilities includes the amount of the Other comprehensive income of financial instruments, except those attributable to interest accrued as a result of application of the effective interest method and to allowances, and the gains or losses obtained from the sale and purchase thereof.

a)Breakdown

The detail, by origin, of Gains/losses on financial assets and liability:

	Million of euros
	2018 (*)	2017	2016
Gains or losses on financial assets and liabilities not measured at fair value through profit or loss, net (IFRS9)	604	—	—
Financial assets at amortised cost	39	—	—
Other financial assets and liabilities	565	—	—
Of which: debt instruments	563	—	—
Of which: equity instruments	—	—	—
Gains or losses on financial assets and liabilities not measured at fair value through profit or loss, net (IAS39)	—	404	869
Of which financial assets available for sale		472	861
Of which: debt instruments		316	464
Of which: equity instruments	—	156	397
Gains or losses on financial assets and liabilities held for trading, net (**)	1,515	1,252	2,456
Gains or losses on non-trading financial assets and liabilities mandatory at fair value through profit or loss	331	—	—
Gains or losses on financial assets and liabilities measured at fair value through profit or loss, net (**)	(57)	(85)	426
Gains or losses from hedge accounting, net	83	(11)	(23)
	2,476	1,560	3,728

(*)    See reconciliation of IAS39 as of December 31, 2017 to IFRS9 as of January 1, 2018 (Note 1.b).

(**)  Includes the net result obtained by transactions with debt securities, equity instruments, derivatives and short positions included in this portfolio when the Group jointly manages its risk in these instruments.

As explained in Note 45, the above breakdown should be analysed in conjunction with the exchange differences, net:

	Million of euros
	2018	2017	2016
Exchange differences, net	(679)	105	(1,627)

b)Financial assets and liabilities at fair value through profit or loss

The detail of the amount of the asset balances is as follows:

	Million of euros
	2018	2017	2016
Loans and receivables:	56,323	40,875	40,390
Central banks	9,226	—	—
Credit institutions	23,099	11,585	13,290
Customers	23,998	29,290	27,100
Debt instruments	36,609	39,836	52,320
Equity instruments	12,198	22,286	15,043
Derivatives	55,939	57,243	72,043
	161,069	160,240	179,796

The Group mitigates and reduces this exposure as follows:

-

With respect to derivatives, the Group has entered into framework agreements with a large number of credit institutions and customers for the netting-off of asset positions and the provision of collateral for non-payment.

At December 31, 2018 the actual credit risk exposure of the derivatives was EUR 33,289 million.

-	Loans and advances to credit institutions and Loans and advances to customers included reverse repos amounting to EUR 33,837 million at December 31, 2018.

Also, mortgage-backed assets totalled EUR 1,334 million.

-	Debt instruments include EUR 27,720 million of Spanish and foreign government securities.

At December 31, 2018 the amount of the change in the year in the fair value of financial assets at fair value through profit or loss attributable to variations in their credit risk (spread) was not material.

The detail of the amount of the liability balances is as follows:

	Million of euros
	2018	2017	2016
Deposits	65,304	84,724	48,863
Central banks	14,816	9,142	10,463
Credit institutions	10,891	18,458	5,059
Customer	39,597	57,124	33,341
Marketable debt securities	2,305	3,056	2,791
Short positions	15,002	20,979	23,005
Derivatives	55,341	57,892	74,369
Other financial liabilities	449	589	—
	138,401	167,240	149,028

At December 31, 2018, the amount of the change in the fair value of financial liabilities at fair value through profit or loss attributable to changes in their credit risk during the year is not material.

45.   Exchange differences, net

Exchange differences shows basically the gains or losses on currency dealings, the differences that arise on translations of monetary items in foreign currencies to the functional currency, and those disclosed on non-monetary assets in foreign currency at the time of their disposal.

The Group manages the currencies to which it is exposed together with the arrangement of derivative instruments and, accordingly, the changes in this line item should be analysed together with those recognised under Gains/losses on financial assets and liabilities (see Note 44).

46.   Other operating income and expenses

Other operating income and Other operating expenses in the consolidated income statements include:

	Million of euros
	2018	2017	2016
Insurance activity	51	57	63
Income from insurance and reinsurance contracts issued	3,175	2,546	1,900
Of which:
Insurance and reinsurance premium income	3,011	2,350	1,709
Reinsurance income (Note 15)	164	196	191
Expenses of insurance and reinsurance contracts	(3,124)	(2,489)	(1,837)
Of which:
Claims paid, other insurance-related expenses and net provisions for insurance contract liabilities	(2,883)	(2,249)	(1,574)
Reinsurance premiums paid	(241)	(240)	(263)
Other operating income	1,643	1,618	1,919
Non- financial services	367	472	698
Other operating income	1,276	1,146	1,221
Other operating expense	(2,000)	(1,966)	(1,977)
Non-financial services	(270)	(302)	(518)
Other operating expense:	(1,730)	(1,664)	(1,459)
Of which, credit institutions deposit guarantee fund and single resolution fund	(895)	(848)	(711)
	(306)	(291)	5

Most of the Bank’s insurance activity is carried on in life insurance.

47.   Personnel expenses

a)Breakdown

The detail of Personnel expenses is as follows:

	Million of euros
	2018	2017	2016
Wages and salaries	8,824	8,879	8,133
Social Security costs	1,412	1,440	1,291
Additions to provisions for defined benefit pension plans (Note 25)	84	88	81
Contributions to defined contribution pension funds	287	271	266
Other Personnel expenses	1,258	1,369	1,233
	11,865	12,047	11,004

b)Headcount

The average number of employees in the Group, by professional category, was as follows:

	Average number of employees
	2018	2017	2016
The Bank:
Senior management (*)	22	64	76
Other line personnel	30,399	21,327	20,291
Clerical staff (**)	—	—	1,904
General services personnel (**)	—	—	13
	30,421	21,391	22,284
Rest of Spain	7,944	12,703	6,925
Santander UK plc	18,757	19,079	19,428
Banco Santander (Brasil) S.A.	46,645	46,210	48,052
Other companies (***)	98,062	96,349	94,946
	201,829	195,732	191,635

(*)    During 2018, categories of deputy assistant executive vice president and above were erased.

(**)  During 2017, clerical staff and general services personnel categories were erased considering all the staff in the aforementioned categories on the other line personnel category.

(***)  Does not include staff affected by discontinued operations.

The number of employees, at the end of 2018, 2017 and 2016, was 202,713,  202,251 and 188,492, respectively.

The functional breakdown (final employment), by gender, at December 31, 2018 is as follows:

	Functional breakdown by gender
	Senior executives		Other executives		Other personnel
	Men	Women	Men	Women	Men	Women
Continental Europe	913	260	6,735	3,711	26,173	32,759
Latin America and Others	523	100	6,427	4,256	40,729	54,952
United Kingdom	107	39	1,309	640	9,218	13,862
	1,543	399	14,471	8,607	76,120	101,573

The same information, expressed in percentage terms at December 31, 2018, is as follows:

	Functional breakdown by gender
	Senior executives		Other executives		Other personnel
	Men	Women	Men	Women	Men	Women
Continental Europe	78%	22%	64%	36%	44%	56%
Latin America and Others	84%	16%	60%	40%	43%	57%
United Kingdom	73%	27%	67%	33%	40%	60%
	79%	21%	63%	37%	43%	57%

The labour relations between employees and the various Group companies are governed by the related collective agreements or similar regulations.

The number of employees in the Group with disabilities, distributed by professional categories, at December 31, 2018, is as follows:

Average number of employees (*)
2018
Senior management	6
Other management	64
Other staff	3,366
3,436

(*)  An employee with disabilities is considered to be a person who is recognised by the State or the company in each jurisdiction where the Group operates and that entitles them to receive direct monetary assistance, or other types of aid such as, for example, reduction of their taxes. In the case of Spain, employees with disabilities have been considered to be those with a degree of disabilities greater than or equal to 33%. The amount does not include employees in the United States.

The number of Group employees with disabilities at 2017 and 2016, was 3,289 and 2,941, respectively, (not including the United States).

Likewise, the average number of employees of Banco Santander, S.A. with disabilities, equal to or greater than 33%, during 2018 was 241  (209 and 216 employees during 2017 and 2016). At the end of fiscal year 2018, there were 304 employees (211 and 213 employees at December 31, 2017 and 2016).

c)Share-based payments

The main share-based payments granted by the Group in force at December 31, 2018, 2017 and 2016 are described below.

i. Bank

The variable remuneration policy for the Bank’s executive directors and certain executive personnel of the Bank and of other Group companies includes Bank share-based payments, the implementation of which requires, in conformity with the law and the Bank’s Bylaws, specific resolutions to be adopted by the general meeting.

Were it necessary or advisable for legal, regulatory or other similar reasons, the delivery mechanisms described below may be adapted in specific cases without altering the maximum number of shares linked to the plan or the essential conditions to which the delivery thereof is subject. These adaptations may involve replacing the delivery of shares with the delivery of cash amounts of an equal value.

The plans that include share-based payments are as follows: (i) deferred conditional delivery share plan; (ii) deferred conditional variable remuneration plan, (iii) performance share plan and (iv) Deferred variable compensation plan linked to multiannual objectives. The characteristics of the plans are set forth below:

Deferred variable remuneration systems	Description	Plan`s beneficiaries	Conditions	Calculation Base
(i) Deferred and conditional variable remuneration plan (2013)	The purpose of this plan is to defer a portion of the variable remuneration of the beneficiaries over a period of three years for it to be paid in Santander shares.	Group executives or employees whose variable remuneration or annual bonus for 2013 exceeded, in general, EUR 0.3 million (gross)

In addition to that of the beneficiary remaining in the Group's employ, that none of the following circumstances should occur in the period prior to each deliveries:

(i)    Poor financial performance of the Group;

(ii)  breach by the beneficiary of internal regulations, including, in particular, those relating to risks;

(iii)  material restatement of the Group's consolidated financial statements, except when it is required pursuant to a change in accounting standards; or

(iv) Significant changes in the Group’s economic capital or risk profile.

The amount in shares is calculated based on the tranches of the following scale:

-      300 thousand euros or less 0% deferred

-      300 to 600 thousand euros 20% deferred

-      More than 600 thousand euros 30% deferred.

Deferral period: 3 years.

Deferred variable remuneration systems	Description	Plan`s beneficiaries	Conditions	Calculation Base
(ii) Deferred conditional variable remuneration plan (2013, 2014, 2015, 2016, 2017 and 2018)

The purpose of these cycles is to defer a portion of the variable remuneration of the beneficiaries over a period of three years for the third (2013), fourth (2014), sixth (2016) cycles, and over three or five years for the fifth (2015), seventh (2017) and eight (2018) cycles, for it to be paid, where appropriate, in cash and in Santander shares; the other portion of the variable remuneration is also to be paid in cash and Santander shares, upon commencement of the cycles, in accordance with the rules set forth below.

Executive directors and certain executives (including senior management) and employees who assume risk, who perform control functions or receive an overall remuneration which puts them on the same remuneration level as senior executives and employees who assume risks (Fifth, fourth and third cycle)

In the case of the seventh, sixth and eight cycle, the beneficiaries are Material Risk Takers (Identified staff) that are not beneficiaries of the Deferred Multiyear Objectives Variable Remuneration Plan.

For the third, fourth, fifth and sixth cycles (2013 to 2016), the accrual of deferred compensation is conditioned, in addition to the requirement that the beneficiary remains in the Group's employ, with the exceptions included in the plan regulations upon none of the following circumstances existing during the period prior to each of the deliveries, pursuant to the provisions set forth in each case in the plan regulations:

(i)    Poor financial performance of the Group;

(ii)  breach by the beneficiary of internal regulations, including, in particular, those relating to risks;

(iii) material restatement of the Group's consolidated financial statements, except when it is required pursuant to a change in accounting standards; or

(iv)  Significant changes in the Group’s economic capital or risk profile

In the case of the seventh and eight cycles (2017 and 2018), the accrual of deferred compensation is conditioned, in addition to the permanence of the beneficiary in the Group, with the exceptions contained in the plan's regulations, to no assumptions in which there is a poor performance of the entity as a whole or of a specific division or area of the entity or of the exposures generated by the personnel, and at least the following factors must be considered:

(i)    significant failures in risk management committed by the entity , or by a business unit or risk control unit;

(ii)  the increase suffered by the entity or by a business unit of its capital needs, not foreseen at the time of generation of the exposures;

(iii) Regulatory sanctions or judicial sentences for events that could be attributable to the unit or the personnel responsible for those. Also, the breach of internal codes of conduct of the entity; and

(iv) Irregular behaviours, whether individual or collective, considering in particular the negative effects derived from the marketing of inappropriate products and the responsibilities of the persons or bodies that made those decisions.

Paid half in cash and half in shares

Third cycle (2013), 3 years deferral:

-      Executive directors: 40% and 60% immediate and deferred payments, respectively.

-      Division directors and other executives of the Group with a similar profile: 50% and 50% immediate and deferred payments, respectively.

-      Other Executives part of the Identified Staff: 40% and 60%, immediate and deferred payments, respectively.

Fourth and fifth cycles (2014 and 2015, respectively):

-      Executive directors and members of the Identified Staff with total variable remuneration higher than 2.6 million euros: 40% paid immediately and 60% deferred over 5 years (3 years in fourth cycle).

-      Division managers, country heads, other executives of the Group with a similar profile and members of the Identified Staff  with total variable remuneration between 1.7 million euros (1.8 million in fourth cycle) and 2.6 million euros: 50% paid immediately and 50% deferred over5 years (3 years in fourth cycle)

-      Other beneficiaries: 60% paid immediately and 40% deferred over 3 years.

Sixth cycle (2016):

-      60% of bonus will be paid immediately and 40% deferred over a three year period.

Seventh and eight cycle (2017 and 2018):

-      Executive Directors and members of identified staff  with target total variable remuneration higher or equal to 2.7 million euros: 40% paid immediately and 60% deferred over 5 years

-      Executive Directors and members of identified staff  with total Variable remuneration between 1.7 million euros and 2.7 million euros: 50% paid immediately and 50% paid over 5 years

-      Other beneficiaries: 60% paid immediately and 40% deferred over 3 years.

Deferred variable remuneration systems	Description	Plan`s beneficiaries	Conditions	Calculation Base
(iii) Performance share plan (2014 and 2015)

The purpose is to instrument a portion of the variable remuneration of the executive directors and other members of the Identified Staff, consisting of a long-term incentive (ILP) in shares based on the Bank's performance over a multiannual period. In addition, the second cycle (2015) also applies to other Bank employees not included in the Identified Staff or Material Risk Takers, in respect of whom it is deemed appropriate that the potential delivery of Bank shares be included in their remuneration package in order to better align the employee's interests with those of the Bank.

Executive Directors and senior managers Other Material Risk Takers or Identified Staff Other beneficiaries in the case only of the second cycle.

In addition to the requirement that the beneficiary remains in the Group's employ, with the exceptions included in the plan regulations, the delivery of shares to be paid on the ILP payment date based on compliance with the related multiannual target is conditional upon none of the following circumstances existing during the period prior to each of the:

(i)    Poor financial performance of the Group;

(ii)  breach by the beneficiary of internal regulations, including, in particular, those relating to risks;

(iii) material restatement of the Group's consolidated financial statements, except when it is required pursuant to a change in accounting standards; or

(iv)significant changes in the Group's economic capital or risk profile

For the second cycle (2015), based on the maximum benchmark value (20%), at the proposal of the remuneration committee, the Board of Directors will set the maximum number of shares, the value in euros of which is called the "Agreed-upon Amount of the ILP", taking into account (i) the Group's earnings per share (EPS) and (ii) the Group's return on tangible equity (RoTE) for 2015 with respect to those budgeted for the year.

First cycle (2014):

-Relative Total Shareholder Return (TSR) measured against a group of 15 comparable institutions (the “peer group”) in the periods 2014-2015; 2014-2016; and 2014-2017

Second cycle (2015),  the basis of calculation is the fulfilment of the following objectives:

-Relative performance of the earning per share growth (EPS) growth of the Santander Group for the 2015-2017 period compared to a peer group of 17 credit institutions.

-ROTE of the Santander Group for financial year 2017

-Employee satisfaction, measured by whether or not the corresponding Group company is included in the "Top 3" of the best banks to work for.

-number of principal markets in which Santander is in the Top 3 of the best banks on the customer satisfaction index in 2017

-retail loyal clients

-SME and corporate loyal clients

Deferred variable remuneration systems	Description	Plan`s beneficiaries	Conditions	Calculation Base
(iv) Deferred Multiyear Objectives Variable Remuneration Plan (2016, 2017 and 2018)

The aim is simplifying the remuneration structure, improving the ex ante risk adjustment and increasing the impact of the long-term objectives on the Group's most relevant roles.

The purpose of these cycles is to defer a portion of the variable remuneration of the beneficiaries over a period of three or five years, for it to be paid, where appropriate, in cash and in Santander shares; the other portion of the variable remuneration is also to be paid in cash and Santander shares, upon commencement of the cycles, in accordance with the rules set forth below. The accrual of the last third of the deferral (in the case of 3 years deferral) of the last three fifths (in the case of 5 years deferral) is also subject to long-term objectives.

Executive directors, senior management and certain executives of the most relevant roles in the Group.

In 2016 (first cycle), the accrual is conditioned, in addition to the permanence of the beneficiary in the Group, with the exceptions contained in the plan's regulations that none of The following circumstances during the period prior to each of the deliveries in the terms set forth in each case in the plan's regulations:

(i)     Poor performance of the Group;

(ii)  breach by the beneficiary of the internal regulations, including in particular that relating to risks;

(iii) material restatement of the Group's consolidated financial statements, except when appropriate under a change in accounting regulations; Or

(iv) Significant changes in the Group's economic capital or risk profile.

In 2017 and 2018 (second and third cycles), the accrual is conditioned, in addition to the beneficiary permanence in the Group, with the exceptions contained in the plan's regulations, to the non-occurrence of instances of poor financial performance from the entity as a whole or of a specific division or area thereof or of the exposures generated by the personnel, at least the following factors must be considered:

(i)   Significant failures in risk management committed by the entity, or by a business unit or risk control unit;

(ii)  the increase suffered by the entity or by a business unit of its capital needs, not foreseen at the time of generation of the exposures;

(iii)  Regulatory sanctions or court rulings for events that could be attributable to the unit or the personnel responsible for those. Also, the breach of internal codes of conduct of the entity; and

(iv) Irregular behaviours, whether individual or collective, considering in particular negative effects derived from the marketing of inappropriate products and responsibilities of persons or bodies that made those decisions.

First cycle (2016):

-        Executive directors and members of the Identified Staff with total variable remuneration higher than or equal to 2.7 million euros: 40% paid immediately and 60% deferred over a 5 year period.

-        Senior managers, country heads of countries representing at least 1% of the Group´s capital and other members of the identified staff whose total variable remuneration is between 1.7 million and 2.7 million euros: 50% paid immediately and 50% deferred over a 5 year period.

-       Other beneficiaries: 60% paid immediately and 40% deferred over a 3 year period.

The second and third cycles (2017 and 2018, respectively) are under the same deferral rules, save for the variable remuneration considered is target and not the actual award.

In 2016 the metrics for the deferred portion subject to long-term objectives are:

-        Earnings per share (EPS) growth in 2018 over 2015.

-        Relative Total Shareholder Return (TSR) measured against a group of credit institutions.

-        Compliance with the fully-loaded common equity tier 1 (“CET1”) ratio target for financial year 2018.

-        Compliance with Santander Group’s underlying return on risk-weighted assets (“RoRWA”) growth target for financial year 2018 compared to financial year 2015.

In 2017 (second cycle) and 2018 (third cycle) the metrics for the deferred portion subject to long-term objectives are:

-        EPS growth in 2019 over 2016 and in 2020 over 2017, for each respective cycle

-        Relative Total Shareholder Return (TSR) measured against a group of 17 credit institutions.in the periods 2017-2019 and 2018.-2019, respectively.

-        Compliance with the fully-loaded common equity tier 1 (“CET1”) ratio target for financial years 2019 and 2020, respectively.

Deferred variable remuneration systems	Description	Plan`s beneficiaries	Conditions	Calculation Base

Paid half in cash and half in shares.

The maximum number of shares to be delivered is calculated by taking into account the weighted average daily volume of weighted average prices for the fifteen trading sessions prior to the previous Friday (excluding) on the date on which the board decides the bonus for the Executive directors of the Bank.

ii. Santander UK plc

The long-term incentive plans on shares of the Bank granted by management of Santander UK plc to its employees are as follows:

		Exercise				Date of	Date of
	Number of	price in			Number of	commencement	expiry of
	shares (in	pounds	Year	Employee	persons	of exercise	exercise
	thousand)	sterling (*)	granted	group	(**)	period	period
Plans outstanding at 01/01/16	24,762
Options granted (Sharesave)	17,296	4.91	2016	Employments	7,024	11/01/16	11/01/19
						11/01/16	11/01/21
Options exercised	(338)	3.67
Options cancelled (net) or not exercised	(12,804)	3.51
Plans outstanding at 12/31/16	28,916
Options granted (Sharesave)	3,916	4.02	2017	Employments	4,260	11/01/17	11/01/20
						11/01/17	11/01/22
Options exercised	(1,918)	3.77
Options cancelled (net) or not exercised	(3,713)	3.40
Plans outstanding at 12/31/17	27,201
Options granted (Sharesave)	6,210	3.46	2018	Employments	4,880	11/01/18	11/01/21
						11/01/18	11/01/23
Options exercised	(3,340)	3.16
Options cancelled (net) or not exercised	(3,233)	3.76
Plans outstanding at 12/31/18	26,838

(*)     At  December 31, 2018, 2017, 2016 and 2015, the euro/pound sterling exchange rate was EUR 1.11790 GBP 1; EUR 1.12710 GBP 1, EUR 1.16798 GBP 1 and EUR 1.36249 GBP 1, respectively.

(**)   Number of accounts/contracts. A single employee may have more than one account/contract.

In 2008 the Group launched a voluntary savings scheme for Santander UK employees (Sharesave Scheme) whereby employees who join the scheme in 2016, 2017 and 2018 see deducted between GBP 5 and GBP 500 from their net monthly pay over a period of three or five years. When this period has ended, the employees may use the amount saved to exercise options on shares of the Bank at an exercise price calculated by reducing by up to 20% the average purchase and sale prices of the Bank shares in the three trading sessions prior to the approval of the scheme by the UK tax authorities (HMRC). This approval must be received within 21 to 41 days following the publication of the Group’s results for the first half of the year. This scheme was approved by the Board of Directors, at the proposal of the appointments and remuneration committee, and, since it involved the delivery of Bank shares, its application was authorized by the Annual General Meeting held on June 21, 2008. Also, the scheme was authorized by the UK tax authorities (HMRC) and commenced in September 2008. In subsequent years, at the Annual General Meetings held on June 19, 2009, June 11, 2010, June 17, 2011, March 28, 2012, March 22, 2013, March 28, 2014, March 27, 2015, March 18, 2016, April 7, 2017, and March 23, 2018, respectively, the shareholders approved the application of schemes previously approved by the board and with similar features to the scheme approved in 2008.

iii. Fair value

The fair value of the performance share plans was calculated as follows:

a)    Deferred variable compensation plan linked to multi-year objectives 2016, 2017 and 2018:

The Group calculates at the grant date the fair value of the plan based on the valuation report of an independent expert, Willis Towers Watson. According to the design of the plan for 2016, 2017 and 2018 and the levels of achievement of similar plans in comparable entities, the expert concludes that the reasonable range for estimating the initial achievement ratio is around 60% - 80%. It has been considered that the fair value is 70% of the maximum.

b)    2015 Performance share plan:

The Group calculates at the grant date the fair value of this plan relying in part upon the report of an independent expert. On the basis of the design of the plan for 2015 and the levels of achievement of similar plans at comparable entities, the expert concluded that the reasonable range for estimating the initial achievement coefficient was approximately 60% to 80% and, accordingly, the fair value was considered to be 70% of the maximum. Therefore, as the maximum level was determined as being 91.50%, the fair value is 64.05% of the maximum amount.

c)    Performance share plans 2014:

-	It was assumed that the beneficiaries will not leave the Group’s employ during the term of each plan.
-

The Group calculates at the grant date the fair value of the Bank’s relative TSR position relying in part upon the report of an independent expert whose assessment was carried out using a Monte Carlo valuation model to perform 10,000 simulations to determine the TSR of each of the companies in the benchmark group, taking into account the variables set forth below. The results (each of which represents the delivery of a number of shares) are classified in decreasing order by calculating the weighted average and discounting the amount at the risk-free interest rate.

PI14
Expected volatility (*)	51.35%
Annual dividend yield based on last few years	6.06%
Risk-free interest rate (Treasury Bond yield (zero coupon) over the period of the plan)	4.073%

(*)    Calculated on the basis of historical volatility over the corresponding period (three years).

The application of the simulation model resulted in a percentage value of 55.39% for Plan l-14. Since this valuation refers to a market condition, it cannot be adjusted after the grant date.

d)    Santander UK Sharesave plans:

The fair value of each option granted by Santander UK was estimated at the grant date using a European/American Partial Differential Equation model with the following assumptions:

	2018	2017	2016
Risk-free interest rate	1.27%‑1.40%	0.89%‑1.08%	0.31%‑0.41%
Dividend increase	5.6%‑6.12%	5.48%‑5.51%	5.92%‑6.21%
Implied volatility of underlying shares based on expected life of the options	23.99%‑24.17%	26.16%‑26.31%	31.39%‑32.00%
Expected life of options granted	3 and 5 years	3 and 5 years	3 and 5 years

48.   Other general administrative expenses

a)Breakdown

The detail of Other general administrative expenses is as follows:

	Million of euros
	2018	2017	2016
Property, fixtures and supplies	1,968	1,931	1,853
Technology and systems	1,550	1,257	1,095
Technical reports	707	759	768
Advertising	646	757	691
Taxes other than income tax	557	583	484
Communications	527	529	499
Surveillance and cash courier services	405	443	389
Per diems and travel expenses	225	217	232
Insurance premiums	76	78	69
Other administrative expenses	1,828	1,799	1,653
	8,489	8,353	7,733

b)Technical reports and other

Technical reports includes the fees paid by the various Group companies (detailed in the accompanying Appendices) for the services provided by their respective auditors, the detail being as follows:

	Million of euros
	2018	2017	2016
Audit fees	90.0	88.1	73.7
Audit-related fees	6.5	6.7	7.2
Tax fees	0.9	1.3	0.9
All other fees	3.4	3.1	3.6
Total	100.8	99.2	85.4

The Audit fees heading includes audit fees for the Banco Santander, S.A. individual and consolidated financial statements, as the case may be, of the companies forming part of the Group, the integrated audits prepared for the annual report filling in the Form 20-F required by the U.S. Securities and Exchange Commission (SEC) for those entities currently required to do so, the internal control audit (SOX) for those required entities, the audit of the consolidated financial statements as of 30 June and limited quarterly consolidated reviews for the Brazilian regulator as of March 31, June 30 and September 30 and the regulatory reports required by the auditor corresponding to the different locations of the Santander Group.

The main concepts included in Audit-related fees correspond to aspects such as the issuance of Comfort letters, or other reviews required by different regulations in relation to aspects such as, for example, Securitization.

The services commissioned from the Group's auditors meet the independence requirements stipulated by the Audit Law, the US SEC rules and the Public Company Accounting Oversight Board (PCAOB), applicable to the Group, and they did not involve in any case the performance of any work that is incompatible with the audit function.

Lastly, the Group commissioned services from audit firms other than PwC amounting to EUR 173.9 million in 2018 (2017: EUR 115.6 million; 2016: EUR 127.9 million, respectively).

The "Audit Fees" caption includes the fees corresponding to the audit for the year, regardless of the date on which the audit was completed. In the event of subsequent adjustments, which will not be significant in any case, and for purposes of comparison, they are presented in this note in the year to which the audit relates. The rest of the services are presented according to the date of their approval by the Audit Committee.

c)   Number of branches

The number of offices at December 31, 2018 and 2017 is as follow:

	Group
Number of branches	2018	2017
Spain	4,427	4,546
Group	8,790	9,151
	13,217	13,697

49.   Gains or losses on non financial assets, net

The detail of Gains/ (losses) on disposal of assets not classified as non-current assets held for sale is as follow:

	Million of euros
	2018	2017	2016
Gains:
Tangible and intangible assets	124	134	131
Investments	2	443	30
Of which:
Allfunds Bank, S.A. (Note 3)	—	425	—
	126	577	161
Losses:
Tangible and intangible assets	(92)	(43)	(116)
Investments	(6)	(12)	(15)
	(98)	(55)	(131)
	28	522	30

50.   Gains or losses on non-current assets held for sale not classified as discontinued operations

The detail of Gains/(losses) on non-current assets held for sale not classified as discontinued operations is as follows:

	Million of euros
Net balance	2018	2017	2016

Tangible assets	(123)	(195)	(141)
Impairment (Note 12)	(259)	(306)	(212)
Gain (loss) on sale (Note 12)	136	111	71
Other gains and other losses	—	(8)	—
	(123)	(203)	(141)

51.   Other disclosures

a)Residual maturity periods and average interest rates

The detail, by maturity, of the balances of certain items in the consolidated balance sheet is as follows:

	December 31, 2018 (*)
	Million of euros								Average
	On	Within 1	1 to 3	3 to 12	1 to 3	3 to 5	More than 5		interest
	demand	month	months	months	years	years	years	Total	rate
Assets:
Cash, cash balances at Central Banks and other deposits on demand	113,663	—	—	—	—	—	—	113,663	0.61%
Financial assets at fair value through other comprehensive income	1,886	6,023	3,329	12,873	19,432	10,705	64,172	118,420
Debt instruments	487	6,022	3,328	12,830	19,415	10,661	64,076	116,819	3.13%
Loans and advances	1,399	1	1	43	17	44	96	1,601
Customers	1,399	1	1	43	17	44	96	1,601	1.41%
Financial assets at amortised cost	46,247	56,818	71,627	102,036	134,697	107,921	426,753	946,099
Debt instruments	16	1,534	1,319	6,646	2,474	1,783	23,924	37,696	3.33%
Loans and advances	46,231	55,284	70,308	95,390	132,223	106,138	402,829	908,403
Central banks	—	23	—	4	—	—	15,574	15,601	4.63%
Credits institutions	10,092	5,389	6,711	6,003	5,314	947	1,024	35,480	1.66%
Customers	36,139	49,872	63,597	89,383	126,909	105,191	386,231	857,322	4.97%
	161,796	62,841	74,956	114,909	154,129	118,626	490,925	1,178,182	4.20%
Liabilities:
Financial liabilities at amortised cost	545,284	87,782	93,293	127,522	182,670	56,927	78,152	1,171,630	—
Deposits	536,134	74,440	67,406	91,958	107,459	18,833	6,871	903,101
Central banks	304	2,130	2,629	507	64,433	2,520	—	72,523	0.39%
Credit institutions	15,341	13,413	24,724	16,384	8,759	6,412	4,646	89,679	2.19%
Customer deposits	520,489	58,897	40,053	75,067	34,267	9,901	2,225	740,899	1.19%
Marketable debt securities (**)	237	11,347	18,817	33,536	71,805	37,919	70,653	244,314	2.59%
Other financial liabilities	8,913	1,995	7,070	2,028	3,406	175	628	24,215
	545,284	87,782	93,293	127,522	182,670	56,927	78,152	1,171,630	1.48%
Difference (assets less liabilities)	(383,488)	(24,941)	(18,337)	(12,613)	(28,541)	61,699	412,773	6,552	—

(*)    See reconciliation of IAS39 as of December 31, 2017 to IFRS9 as of January 1, 2018 (Note 1.b).

(**)  Includes promissory notes, certificates of deposit and other short-term debt issues.

The Group’s net borrowing position with the ECB was EUR 11,882 million at December 31, 2018, mainly because in last period the Group borrowed funds under the ECB's targeted longer-term refinancing operations (LTRO, TLTRO) programme. (See note 20).

	December 31, 2017
	Million of euros								Average
	On	Within 1	1 to 3	3 to 12	1 to 3	3 to 5	More than 5		interest
	demand	month	months	months	years	years	years	Total	rate
Assets:
Cash, cash balances at central banks and other deposits on demand	110,995	—	—	—	—	—	—	110,995	0.53%
Financial assets available-for-sale	326	2,467	1,646	11,497	22,447	11,164	78,934	128,481	—
Debt instruments	326	2,467	1,646	11,497	22,447	11,164	78,934	128,481	4.34%
Loans and receivables	57,000	58,686	53,218	96,689	119,541	112,786	405,093	903,013
Debt instruments	249	1,381	997	2,073	2,317	1,656	8,870	17,543	3.06%
Loans and advances	56,751	57,305	52,221	94,616	117,224	111,130	396,223	885,470	—
Central banks	—	3,948	1,446	4,811	—	—	16,073	26,278	5.10%
Credits institutions	18,242	4,198	3,445	5,708	5,694	939	1,341	39,567	1.26%
Customers	38,509	49,159	47,330	84,097	111,530	110,191	378,809	819,625	5.44%
Held-to-maturity investments	—	—	—	1,902	122	294	11,173	13,491	1.52%
	168,321	61,153	54,864	110,088	142,110	124,244	495,200	1,155,980	4.61%
Liabilities:
Financial liabilities at amortised cost	537,604	75,161	87,939	130,672	136,487	83,542	74,664	1,126,069	—
Deposits	527,499	59,325	66,667	100,658	81,169	39,719	8,283	883,320
Central banks	450	2,015	681	2,715	42,988	22,565	—	71,414	0.24%
Credit institutions	20,870	15,263	13,350	25,406	6,501	5,247	4,663	91,300	2.40%
Customer deposits	506,179	42,047	52,636	72,537	31,680	11,907	3,620	720,606	2.00%
Marketable debt securities (*)	105	11,927	11,638	29,286	54,202	43,395	64,357	214,910	2.56%
Other financial liabilities	10,000	3,909	9,634	728	1,116	428	2,024	27,839	—
	537,604	75,161	87,939	130,672	136,487	83,542	74,664	1,126,069	1.98%
Difference (assets less liabilities)	(369,283)	(14,008)	(33,075)	(20,584)	5,623	40,702	420,536	29,911	—

(*)    Includes promissory notes, certificates of deposit and other short-term debt issues.

	December 31, 2016
	Million of euros
	On	Within 1	1 to 3	3 to 12	1 to 3	3 to 5	More than 5		Average
	demand	month	months	months	years	years	years	Total	interest rate
Assets:
Cash, cash balances at central banks and other deposits on demand	76,454	—	—	—	—	—	—	76,454	0.98%
Financial assets available-for-sale	200	5,986	2,007	5,442	23,574	13,900	60,178	111,287
Debt instruments	200	5,986	2,007	5,442	23,574	13,900	60,178	111,287	4.33%
Loans and receivables	52,512	48,420	56,725	85,521	113,387	93,816	389,623	840,004
Debt instruments	248	1,628	708	2,246	2,125	1,918	4,364	13,237	6.31%
Loans and advances	52,264	46,792	56,017	83,275	111,262	91,898	385,259	826,767
Central banks	—	941	11,499	1,117	—	23	14,393	27,973	6.54%
Credits institutions	16,632	4,938	2,210	2,220	4,435	1,268	3,721	35,424	1.96%
Customers	35,632	40,913	42,308	79,938	106,827	90,607	367,145	763,370	5.79%
Held-to-maturity investments	—	—	—	123	2,075	342	11,928	14,468	1.70%
	129,166	54,406	58,732	91,086	139,036	108,058	461,729	1,042,213	5.12%
Liabilities:
Financial liabilities at amortised cost	480,075	95,583	67,282	125,774	115,591	69,467	90,468	1,044,240
Deposits	471,494	79,446	42,583	86,006	69,775	34,505	7,837	791,646
Central banks	422	2,007	633	101	20,027	20,922	—	44,112	0.26%
Credit institutions	16,649	16,357	10,603	23,313	13,540	5,560	3,742	89,764	3.97%
Customer deposits	454,423	61,082	31,347	62,592	36,208	8,023	4,095	657,770	2.25%
Marketable debt securities (*)	642	12,861	14,225	39,465	43,985	34,520	80,380	226,078	3.68%
Other financial liabilities	7,939	3,276	10,474	303	1,831	442	2,251	26,516
	480,075	95,583	67,282	125,774	115,591	69,467	90,468	1,044,240	2.57%
Difference (assets less liabilities)	(350,909)	(41,177)	(8,550)	(34,688)	23,445	38,591	371,261	(2,027)

(*)     Includes promissory notes, certificates of deposit and other short-term debt issues.

The detail of the undiscounted contractual maturities of the existing financial liabilities at amortised cost at December 31, 2018 is as follows:

	December 31, 2018 (*)
	Million of euros
	On	Within 1	1 to 3	3 to 12	1 to 3	3 to 5	More than 5
	demand	month	months	months	years	years	years	Total
Financial liabilities at amortised cost
Deposits	532,915	74,320	67,169	91,766	106,935	18,439	6,540	898,084
Central banks	304	2,126	2,624	896	64,424	2,520	—	72,894
Credit institutions	15,257	13,413	24,698	16,288	8,552	6,085	4,427	88,720
Customer	517,354	58,781	39,847	74,582	33,959	9,834	2,113	736,470
Marketable debt securities	296	11,243	17,359	33,443	71,431	37,409	69,352	240,533
Other financial liabilities	8,913	1,995	7,070	2,028	3,406	175	628	24,215
	542,124	87,558	91,598	127,237	181,772	56,023	76,520	1,162,832

(*)     See reconciliation of IAS39 as of December 31, 2017 to IFRS9 as of January 1, 2018 (Note 1.b).

	December 31, 2017
	Million of euros
	On	Within 1	1 to 3	3 to 12	1 to 3	3 to 5	More than 5
	demand	month	months	months	years	years	years	Total
Financial liabilities at amortised cost
Deposits	526,059	57,490	89,249	99,780	64,977	32,365	8,157	878,077
Central banks	451	2,018	23,801	2,719	27,138	15,385	—	71,512
Credit institutions	20,378	14,903	13,035	24,807	6,348	5,123	4,553	89,147
Customer	505,230	40,569	52,413	72,254	31,491	11,857	3,604	717,418
Marketable debt securities	1,486	11,735	11,387	28,412	52,989	42,888	63,648	212,545
Other financial liabilities	10,001	3,908	9,634	728	1,116	428	2,024	27,839
	537,546	73,133	110,270	128,920	119,082	75,681	73,829	1,118,461

	December 31, 2016
	Million of euros
	On	Within 1	1 to 3	3 to 12	1 to 3	3 to 5	More than 5
	demand	month	months	months	years	years	years	Total
Financial liabilities at amortised cost
Deposits	467,529	95,231	49,246	68,830	66,255	34,781	7,765	789,637
Central banks	422	2,006	633	101	20,021	20,916	—	44,099
Credit institutions	16,676	15,789	15,500	20,057	12,364	5,517	3,736	89,639
Customer	450,431	77,436	33,113	48,672	33,870	8,348	4,029	655,899
Marketable debt securities	623	13,582	12,705	38,119	42,201	34,022	78,094	219,346
Other financial liabilities	7,939	3,645	10,097	305	1,837	442	2,251	26,516
	476,091	112,458	72,048	107,254	110,293	69,245	88,110	1,035,499

Below is a breakdown of contractual maturities for the rest of financial assets and liabilities as of December 31, 2018:

	Within 1	1 to 3	3 to 12			More than 5
Million of euros at December 31, 2018 (*)	months	months	months	1 to 3 years	3 to 5 years	years	Total
FINANCIAL ASSETS
Financial assets held for trading	4,512	3,564	6,793	22,084	19,350	36,576	92,879
Derivatives	2,691	3,165	899	15,189	14,098	19,897	55,939
Equity instruments	—	—	—	—	—	8,938	8,938
Debt instruments	1,821	399	5,894	6,895	5,252	7,539	27,800
Loans and advances	—	—	—	—	—	202	202
Credits institutions	—	—	—	—	—	—	—
Customers	—	—	—	—	—	202	202
Financial assets designated at fair value through profit or loss	21,598	13,045	5,625	5,215	4,065	7,912	57,460
Debt instruments	604	7	304	727	348	1,232	3,222
Loans and advances	20,994	13,038	5,321	4,488	3,717	6,680	54,238
Central banks	1,211	5,433	2,582	—	—	—	9,226
Credit institutions	14,587	4,131	778	1,327	579	1,695	23,097
Customers	5,196	3,474	1,961	3,161	3,138	4,985	21,915
Non-trading financial assets mandatorily at fair value through profit or loss	3,215	346	17	125	2	7,025	10,730
Equity instruments	—	—	—	—	—	3,260	3,260
Debt instruments	1,876	20	—	—	2	3,689	5,587
Loans and advances	1,339	326	17	125	—	76	1,883
Central banks	—	—	—	—	—	—	—
Credits institutions	2	—	—	—	—	—	2
Customers	1,337	326	17	125	—	76	1,881
Financial assets at fair value through other comprehensive income	—	—	—	—	—	2,671	2,671
Equity instruments	—	—	—	—	—	2,671	2,671
Hedging derivatives	609	166	474	2,167	957	4,234	8,607
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	106	7	20	28	59	868	1,088
TOTAL FINANCIAL ASSETS	30,040	17,128	12,929	29,619	24,433	59,286	173,435

(*)    See reconciliation of IAS39 as of December 31, 2017 to IFRS9 as of January 1, 2018 (Note 1.b).

	Within 1	1 to 3	3 to 12			More than 5
Million of euros at December 31, 2018 (*)	months	months	months	1 to 3 years	3 to 5 years	years	Total
FINANCIAL LIABILITIES
Financial liabilities held for trading	10,473	3,351	1,104	16,123	16,457	22,835	70,343
Derivatives	2,897	2,874	822	14,323	14,956	19,469	55,341
Shorts positions	7,576	477	282	1,800	1,501	3,366	15,002
Deposits	—	—	—	—	—	—	—
Central banks	—	—	—	—	—	—	—
Credits institutions	—	—	—	—	—	—	—
Customers	—	—	—	—	—	—	—
Marketable debt securities	—	—	—	—	—	—	—
Other financial liabilities	—	—	—	—	—	—	—
Financial liabilities designated at fair value through profit or loss	29,574	7,017	864	1,497	999	28,107	68,058
Deposits	29,522	6,947	627	531	455	27,222	65,304
Central banks	9,804	4,940	72	—	—	—	14,816
Credits institutions	8,809	949	271	188	229	445	10,891
Customers	10,909	1,058	284	343	226	26,777	39,597
Marketable debt securities	13	70	237	556	544	885	2,305
Other financial liabilities	39	—	—	410	—	—	449
Hedging derivatives	485	144	321	362	651	4,400	6,363
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	3	5	23	64	60	148	303
TOTAL FINANCIAL LIABILITIES	40,535	10,517	2,312	18,046	18,167	55,490	145,067

(*)     See reconciliation of IAS39 as of December 31, 2017 to IFRS9 as of January 1, 2018 (Note 1.b).

	Within 1	1 to 3	3 to 12			More than 5
Million of euros at December 31, 2018 (*)	months	months	months	1 to 3 years	3 to 5 years	years	Total
Memorandum items
Loans commitment granted	71,860	12,436	22,749	35,632	43,205	32,201	218,083
Financial guarantees granted	2,100	1,737	4,437	1,728	1,029	692	11,723
Other commitments granted	58,431	1,486	6,174	2,650	3,503	2,145	74,389
MEMORANDUM ITEMS	132,391	15,659	33,360	40,010	47,737	35,038	304,195

(*)    See reconciliation of IAS39 as of December 31, 2017 to IFRS9 as of January 1, 2018 (Note 1.b).

In the Group’s experience, no outflows of cash or other financial assets take place prior to the contractual maturity date that might affect the information broken down above.

b)Equivalent euro value of assets and liabilities

The detail of the main foreign currency balances in the consolidated balance sheet, based on the nature of the related items, is as follows:

	Equivalent value in million of euros
	2018 (*)		2017		2016
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities

Cash, cash balances at central banks and other deposits on demand	61,372	—	67,025	—	60,423	—
Financial assets/liabilities held for trading	56,217	40,989	82,004	76,459	100,083	70,958
Non-trading financial assets mandatorily at fair value through profit or loss	8,231	—	—	—	—	—
Other financial assets/liabilities at fair value through profit or loss	32,244	35,997	7,322	21,766	6,965	16,667
Financial assets/liabilities available-for-sale	—	—	65,691	—	68,370	—
Financial assets at fair value through other comprehensive income	67,926	—	—	—	—	—
Financial assets at amortised cost	598,629	—	—	—	—	—
Loans and receivables	—	—	553,301	—	571,829	—
Investments held-to-maturity	—	—	11,490	—	12,272	—
Investments	1,189	—	1,121	—	1,308	—
Tangible assets	19,903	—	15,971	—	16,957	—
Intangible assets	23,016	—	23,499	—	26,338	—
Financial liabilities at amortised cost	—	694,362	—	638,680	—	678,542
Liabilities under insurance contracts	—	29	—	58	—	61
Other	24,506	20,567	23,695	20,989	27,961	23,169
	893,233	791,944	851,119	757,952	892,506	789,397

(*)    See reconciliation of IAS39 as of December 31, 2017 to IFRS9 as of January 1, 2018 (Note 1.b).

c)Fair value of financial assets and liabilities not measured at fair value

The financial assets owned by the Group are measured at fair value in the accompanying consolidated balance sheet, except for cash, cash balances at central banks and other deposits on demand, loans and advances at amortised cost (IFRS9) and the loans and receivables, held-to-maturity investments, equity instruments whose market value cannot be estimated reliably and derivatives that have these instruments as their underlyings and are settled by delivery thereof (IAS39).

Similarly, the Group’s financial liabilities -except for financial liabilities held for trading, those measured at fair value and derivatives other than those having as their underlying equity instruments whose market value cannot be estimated reliably- are measured at amortised cost in the accompanying consolidated balance sheet.

Following is a comparison of the carrying amounts of the Group’s financial instruments measured at other than fair value and their respective fair values at year-end:

i)	Financial assets measured at other than fair value

	Million of euros
	2018					2017					2016
	Carrying	Fair				Carrying	Fair				Carrying	Fair
Assets	amount	value	Level 1	Level 2	Level 3	amount	value	Level 1	Level 2	Level 3	amount	value	Level 1	Level 2	Level 3
Loans and advances	908,403	914,013	—	88,091	825,922	885,470	895,645	—	141,839	753,806	826,767	833,819	—	127,224	706,595
Debt instruments	37,696	38,095	20,898	11,246	5,951	31,034	31,094	10,994	13,688	6,412	27,705	27,417	11,529	11,678	4,210
	946,099	952,108	20,898	99,337	831,873	916,504	926,739	10,994	155,527	760,218	854,472	861,236	11,529	138,902	710,805

ii)	Financial liabilities measured at other than fair value

	Million of euros
	2018					2017					2016
	Carrying	Fair				Carrying	Fair				Carrying	Fair
Liabilities	amount	value	Level 1	Level 2	Level 3	amount	value	Level 1	Level 2	Level 3	amount	value	Level 1	Level 2	Level 3
Deposits	903,101	902,680	—	302,414	600,266	883,320	883,880	—	177,147	706,733	791,646	792,172	—	90,271	701,901
Debt instruments and other financial liabilities	268,529	271,226	72,945	143,153	55,128	242,749	248,891	52,896	139,301	56,694	252,594	255,758	43,306	186,356	26,096
	1,171,630	1,173,906	72,945	445,567	655,394	1,126,069	1,132,771	52,896	316,448	763,427	1,044,240	1,047,930	43,306	276,627	727,997

The main valuation methods and inputs used in the estimates at December 31, 2018 of the fair values of the financial assets and liabilities in the foregoing table were as follows:

•

Loans and receivables: the fair value was estimated using the present value method. The estimates were made considering factors such as the expected maturity of the portfolio, market interest rates, spreads on newly approved transactions or market spreads -when available-.

•	Held-to-maturity investments: the fair value was calculated based on market prices for these instruments.
•	Financial liabilities at amortised cost:
i)

Deposits: the fair value of short term deposits was taken to be their carrying amount. Factors such as the expected maturity of the transactions and the Group’s current cost of funding in similar transactions are consider for the estimation of long term deposits fair value. It had been used also current rates offered for deposits of similar remaining maturities.

ii)

Marketable debt securities and subordinated liabilities: the fair value was calculated based on market prices for these instruments -when available- or by the present value method using market interest rates and spreads, as well as using any significant input which is not observable with market data if applicable.

The fair value of cash, cash balances at central banks and other deposits on demand was taken to be their carrying amount since they are mainly short-term balances.

In addition, at December 31, 2017 and 2016, equity instruments amounting to EUR 1,211 million and EUR 1,349 million, respectively, (See note 2.d) recognised as Financial assets available-for-sale (IAS39) were measured at cost in the consolidated balance sheet because it was not possible to estimate their fair value reliably, since they related to investments in entities not listed on organised markets and, consequently, the non-observable inputs were significant.

d)Exposure of the Group to Europe’s peripheral countries

The detail at December 31, 2018, 2017 and 2016, by type of financial instrument, of the Group’s sovereign risk exposure to Europe’s peripheral countries and of the short positions held with them, taking into consideration the criteria established by the European Banking Authority (EBA) (See note 54) is as follows:

Sovereign risk by country of issuer/borrower at December 31, 2018 (**)
	Million of euros (*)
	Debt instruments							MtM Derivatives (****)
	Financial
	assets held for
	trading and			Non-trading
	financial		Financial	financial
	assets		assets at fair	assets
	designated at		value through	mandatorily	Financial	Loans and
	fair value		other	at fair value	assets at	advances to	Total net
	through profit	Short	comprehensive	through	amortised	customers	direct		Indirect risk
	or loss	positions	income	profit or loss	cost	(***)	exposure	Direct risk	(CDS)s
Spain	3,601	(2,458)	27,078	—	7,804	13,615	49,640	407	—
Portugal	72	(115)	4,794	—	277	3,725	8,753	—	—
Italy	477	(681)	—	—	385	80	261	87	—
Ireland	—	—	—	—	—	—	—	2	—

(*)          See reconciliation of IAS39 as of December 31, 2017 to IFRS9 as of January 1, 2018 (Note 1.b).

(**)        Information prepared under EBA standards. Also, there are government debt instruments on insurance companies balance sheets amounting to EUR 13,364 million (of which EUR 11,529 million, EUR 1,415 million, EUR 418 million and EUR 2 million relate to Spain, Portugal, Italy and Ireland, respectively) and off-balance-sheet exposure other than derivatives – contingent liabilities and commitments– amounting to EUR 5,622 million (of which EUR 4,870 million, EUR 366 million and EUR 386 million to Spain, Portugal and Italy, respectively).

(***)     Presented without taking into account the valuation adjustments recognised (EUR 34 million).

(****)  “Other than CDSs" refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Sovereign risk by country of issuer/borrower at December 31, 2017 (*)
	Million of euros
	Debt instruments							Derivatives (***)
	Financial
	assets held for
	trading and
	financial
	assets
	designated at		Financial			Loans and	Total net
	fair value		assets		Held-to-	advances to	direct
	through profit	Short	available	Loans and	maturity	customers	exposure	Other than
	or loss	positions	for sale	receivables	investments	(**)	(****)	CDSs	CDSs
Spain	6,940	(2,012)	37,748	1,585	1,906	16,470	62,637	(21)	—
Portugal	208	(155)	5,220	232	3	3,309	8,817	—	—
Italy	1,962	(483)	4,613	—	—	16	6,108	(5)	5

(*)        Information prepared under EBA standards. Also, there are government debt securities on insurance companies' balance sheets amounting to EUR 11,673 million (of which EUR 10,079 million, EUR 1,163 million and EUR 431 million relate to Spain, Portugal and Italy, respectively) and off-balance-sheet exposure other than derivatives – contingent liabilities and commitments– amounting to EUR 3,596 million (EUR 3,010 million, EUR 146 million and EUR 440 million to Spain, Portugal and Italy, respectively).

(**)      Presented without taking into account the Other comprehensive income recognised (EUR 31 million).

(***)    “Other than CDSs" refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

(****)  EUR 19,601 million were included within the direct exposures of the balance sheet mainly from debt securities of Grupo Banco Popular.

Sovereign risk by country of issuer/borrower at December 31, 2016 (*)
	Million of euros
	Debt instruments							Derivatives (***)
	Financial
	assets held for
	trading and
	financial
	assets
	designated at		Financial			Loans and
	fair value		assets		Held-to-	advances to	Total net
	through profit	Short	available-	Loans and	maturity	customers	direct	Other than
	or loss	positions	for-sale	receivables	investments	(**)	exposure	CDSs	CDSs
Spain	8,943	(4,086)	23,415	1,516	1,978	14,127	45,893	(176)	—
Portugal	154	(212)	5,982	214	4	930	7,072	—	—
Italy	2,211	(758)	492	—	—	7	1,952	(2)	2

(*)        Information prepared under EBA standards. Also, there are government debt securities on insurance companies’ balance sheets amounting to EUR 10,502 million (of which EUR 9,456 million, EUR 717 million and EUR 329 million relate to Spain, Portugal and Italy, respectively) and off-balance-sheet exposure other than derivatives – contingent liabilities and commitments– amounting to EUR 5,449 million (EUR 5,349 million, EUR 91 million and EUR 9 million to Spain, Portugal and Italy,  respectively).

(**)      Presented without taking into account the Other comprehensive income recognised (EUR 27 million).

(***)   Other than CDSs refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. CDSs refers to the exposure to CDSs based on the location of the underlying.

The detail of the Group's other exposure to other counterparties (private sector, central banks and other public entities that are not considered to be sovereign risks) in the aforementioned countries at December 31, 2018, 2017 and 2016 is as follows:

Exposure to other counterparties by country of issuer/borrower at December 31, 2018 (****)
	Million of euros (*)
			Debt instruments						Derivatives (***)

			Financial assets	Financial assets at
			held for trading and	fair value through	Non-trading financial		Loans and
	Balances	Reverse	financial assets	other	assets mandatorily at fair	Financial assets	advances to	Total net
	with central	repurchase	designated at	comprehensive	value through profit or	at amortised	customers	direct	Other than
	banks	agreements	FVTPL	income	loss	cost	(**)	exposure	CDSs	CDSs
Spain	42,655	8,117	412	1,760	320	2,662	202,149	258,075	3,880	(6)
Portugal	1,369	—	11	90	—	3,821	33,596	38,887	1,132	—
Italy	51	6,296	84	635	—	—	10,830	17,896	253	—
Greece	—	—	—	—	—	—	80	80	28	—
Ireland	—	—	21	1,093	16	25	10,633	11,788	127	—

(*)        See reconciliation of IAS39 as of December 31, 2017 to IFRS9 as of January 1, 2018 (Note 1.b).

(**)      Also, the Group has off-balance-sheet exposure other than derivatives -contingent liabilities and commitments- amounting to EUR 76,691 million, EUR 8,158 million, EUR 5,193 million, EUR 200 million and EUR 850 million to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively.

(***)    Presented without taking into account valuation adjustments or impairment corrections (EUR 9,385 million).

(****)  “Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Exposure to other counterparties by country of issuer/borrower at December 31, 2017 (*)
	Million of euros
			Debt instruments						Derivatives (***)
			Financial assets
			held for trading and
			financial assets
			designated at	Financial			Loans and	Total net
	Balances	Reverse	fair value	assets		Investments	advances to	direct
	with central	repurchase	through profit	available-for-	Loans and	held-to-	customers	exposure	Other than
	banks	agreements	or loss	sale	receivables	maturity	(*)	(****)	CDSs	CDSs
Spain	36,091	6,932	623	4,784	2,880	—	210,976	262,286	2,299	2
Portugal	761	178	160	764	4,007	106	35,650	41,626	1,416	—
Italy	17	2,416	438	1,010	—	—	10,015	13,896	211	5
Greece	—	—	—	—	—	—	56	56	30	—
Ireland	—	—	20	476	584	—	1,981	3,061	79	—

(*)       Also, the Group has off-balance-sheet exposure other than derivatives -contingent liabilities and commitments- amounting to EUR 81,072 million, EUR 8,936 million, EUR 4,310 million, EUR 200 million and EUR 714 million, of which Grupo Banco Popular EUR 15,460 million, to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively.

(**)      Presented excluding Other comprehensive income and impairment losses recognised (EUR 10,653 million of which around EUR 3,986 of Grupo Banco Popular).

(***)    “Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

(****)  EUR 83,625 million were included within the direct exposures of the balance sheet mainly from debt securities of Grupo Banco Popular.

Exposure to other counterparties by country of issuer/borrower at December 31, 2016 (*)
	Million of euros
			Debt instruments						Derivatives (***)
			Financial assets
			held for trading and
			Financial assets
			designated at	Financial			Loans and
	Balances	Reverse	fair value	assets		Investments	advances to	Total net
	with central	repurchase	through profit	available-for-	Loans and	held-to-	customers	direct	Other than
	banks	agreements	or loss	sale	receivables	maturity	(*)	exposure	CDSs	CDSs
Spain	9,640	8,550	1,223	4,663	711	—	147,246	172,033	2,977	(16)
Portugal	655	—	84	426	3,936	240	28,809	34,150	1,600	—
Italy	26	—	818	732	—	—	6,992	8,568	161	6
Greece	—	—	—	—	—	—	47	47	34	—
Ireland	—	—	45	396	77	—	985	1,503	690	—

(*)        Also, the Group has off-balance-sheet exposure other than derivatives -contingent liabilities and commitments- amounting to EUR 64,522 million, EUR 6,993 million, EUR 3,364 million, EUR 268 million and EUR 369 million to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively.

(**)      Presented excluding Other comprehensive income and impairment losses recognised (EUR 8,692 million).

(***)    “Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Following is certain information on the notional amount of the CDSs at December 31, 2018, 2017 and 2016 detailed in the foregoing tables:

12/31/18
Million of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Other	151	382	(231)	(2)	(4)	(6)
Portugal	Sovereign	26	26	—	—	—	—
	Other	—	—	—	—	—	—
Italy	Sovereign	—	265	(265)	—	—	—
	Other	205	75	130	(5)	5	—

12/31/17
Million of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Other	324	499	(175)	(3)	5	2
Portugal	Sovereign	25	128	(103)	(1)	1	—
	Other	1	1	—	—	—	—
Italy	Sovereign	25	450	(425)	—	5	5
	Other	225	201	24	(3)	8	5

12/31/16
Million of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Other	534	751	(217)	(3)	(13)	(16)
Portugal	Sovereign	28	290	(262)	1	(1)	—
	Other	—	6	(6)	—	—	—
Italy	Sovereign	78	503	(425)	—	2	2
	Other	317	362	(45)	(1)	7	6

52.   Primary and secondary segment reporting

The segment reporting is based on financial information presented to the chief operating decision maker, which excludes certain items included in the statutory results that distort year-on-year comparisons and are not considered for management reporting purposes. This financial information (“underlying basis”) is computed by adjusting reported results for the effects of certain gains and losses (e.g.: capital gains, write-downs, etc.). These gains and losses are items that management and investors ordinarily identify and consider separately to understand better the underlying trends in the business.

The Group has aligned the information in this operating segment Note in a manner consistent with the underlying information used internally for management reporting purposes and with that presented throughout the Group’s other public documents.

The Group executive committee has been determined to be the chief operating decision maker for the Group. The Group’s operating segments reflect its organisational and management structures. The Group executive committee reviews the Group’s internal reporting based around these segments in order to assess performance and allocate resources.

The segments are differentiated by the geographical area where profits are earned and by type of business. The financial information of each reportable segment is prepared by aggregating the figures for the Group’s various geographic areas and business units.

Our results are affected by the change in our reported segments resulting from new criteria to measure our segments’ profit or loss and from the new composition of our segments starting with the financial information for the first half 2019 to reflect our current reporting structure. The main changes, which have been applied to all segment information for all periods included in the consolidated financial statements, are the following:

Primary segments

1.

Creation of the new geographic segment Europe that includes the existing units under the previous Continental Europe segment (Spain, Portugal, Poland and Santander Consumer Finance) plus the UK (that was previously a segment on its own and is now a unit under the segment Europe).

2.	Creation of the new geographic segment North America that comprises the existing units under the previous US segment plus Mexico.

3.	Creation of the new geographic segment South America that comprises the existing units under the previous Latin America segment except for Mexico.

4.	Creation of a new reporting unit segment, Santander Global Platform, which includes our global digital services under a single unit:

-	Our fully digital native bank Openbank and Open Digital Services.

-

Global Payments Services: payments platform to better serve our customers with value propositions developed globally, including Superdigital, Pago FX and our recently launched global businesses (Global Merchant Services and Global Trade Services).

-	Digital Assets: common digital assets and Centres of Digital Expertise which help our banks in their digital transformation.

Secondary segments

5.	Real Estate Activity Spain, that was previously a segment reported on its own, is now included in Retail Banking.

6.	The insurance business, previously included in Retail Banking, is now included in the Wealth Management segment, which was renamed Wealth Management & Insurance.

7.	The new Digital segment is also incorporated as a secondary segment.

8.

Finally, the change in reported segments also includes adjustments of the clients of the Global Customer Relationship Model between Retail Banking and Santander Corporate & Investment Banking and between Retail Banking and Wealth Management & Insurance.

a)Primary segments

This primary level of segmentation, which is based on the Group's management structure, comprises five reportable segments: four operating areas plus the corporate centre. The operating areas, which include all the business activities carried on therein by the Group, are: Europe, South America, North America and Santander Global Platform.

The Europe area encompasses all the business activities carried on in the region, including the business activities carried on by the various Group units and branches with a presence in the UK. The South America area includes all the financial activities carried on by the Group through its banks and subsidiaries in the region. The North America area includes all the financial activities carried on by the Group through its banks and subsidiaries in Mexico and the United States; activities in the US include the holding company (SHUSA) and the businesses of Santander Bank, National Association, Santander Consumer USA Holdings Inc., Banco Santander Puerto Rico, Banco Santander International's specialised unit and the New York branch. Finally, the Santander Global Platform segment consolidates all global digital initiatives. The Group has considered the aggregation criteria of IFRS8 for purposes of identifying these reportable segments.

The corporate centre segment includes the centralised management business relating to financial investments, financial management of the structural currency position, within the remit of the Group's corporate asset and liability management committee, and management of liquidity and equity through issues.

With regard to the balance sheet, due to the required segregation of the various business units (included in a single consolidated balance sheet), the amounts lent and borrowed between the units are shown as increases in the assets and liabilities of each business. These amounts relating to intra-Group liquidity are eliminated and are shown in the Intra-Group eliminations column in the table below in order to reconcile the amounts contributed by each business unit to the consolidated Group's balance sheet.

There are no customers located in any of the areas that generate income exceeding 10% of Total income.

The condensed balance sheets and income statements of the various primary segments are as follows:

	Million of euros
	2018
	Europe	South	North	Santander	Corporate	Intra-Group
(Condensed) balance sheet		America	America	Global Platform	centre	eliminations	Total
Total Assets	1,020,737	237,480	200,919	8,781	170,614	(179,260)	1,459,271
Loans and advances to customers	639,966	119,912	116,196	337	6,509	1	882,921
Cash, balances at central banks and credit institutions and other deposits on demand	172,298	48,318	28,845	8,168	39,840	(100,400)	197,069
Debt instruments	118,221	45,224	27,302	—	377	—	191,124
Other financial assets (*)	49,263	9,311	9,974	146	2,113	1	70,808
Other asset accounts (**)	40,989	14,715	18,602	130	121,775	(78,862)	117,349
Total Liabilities	966,727	215,605	179,046	8,492	82,439	(100,399)	1,351,910
Customer deposits	571,834	108,248	91,895	8,284	235	—	780,496
Central banks and credit institutions	192,685	38,584	26,048	111	30,879	(100,398)	187,909
Marketable debt securities	129,574	31,504	43,758	—	41,783	—	246,619
Other financial liabilities (***)	53,687	28,570	11,379	38	1,334	(1)	95,007
Other liabilities accounts (****)	18,947	8,699	5,966	59	8,208	—	41,879
Total Equity	54,010	21,875	21,873	289	88,175	(78,861)	107,361
Other customer funds under management	76,524	68,172	12,785	367	7	—	157,855
Investment funds	55,239	61,515	10,436	367	7	—	127,564
Pension funds	11,062	—	98	—	—	—	11,160
Assets under management	10,223	6,657	2,251	—	—	—	19,131
Other non-managed marketed Customer funds	28,555	128	13,528	—	—	—	42,211

(*)        Including Trading derivatives and Equity instruments.

(**)      Including Hedging derivatives, Changes in the fair value of hedged items in portfolio hedges of interest risk, Non-current assets held for sale, Assets under insurance or reinsurance contracts, tangible assets, intangible assets, tax assets, other assets and non-current assets held for sale.

(***)    Including Trading derivatives, Short positions and Other financial liabilities.

(****)  Including Hedging derivatives, Changes in the fair value of hedged items in portfolio hedges of interest risk, Liabilities under insurance or reinsurance contracts, provisions, tax liabilities, other liabilities and liabilities associated with non-current assets held for sale.

	Million of euros
	2017
	Europe	South	North	Santander	Corporate	Intra-Group
(Condensed) balance sheet		America	America	Global Platform	centre	eliminations	Total
Total Assets	1,023,053	235,144	172,591	7,372	157,126	(150,981)	1,444,305
Loans and advances to customers	623,604	121,467	98,424	92	5,326	2	848,915
Cash, balances at central banks and credit institutions and other deposits on demand	155,203	46,131	23,256	7,128	25,897	(69,190)	188,425
Debt instruments	125,848	44,148	27,519	68	1,768	—	199,351
Other financial assets (*)	64,608	8,599	8,996	—	2,116	—	84,319
Other asset accounts (**)	53,790	14,799	14,396	84	122,019	(81,793)	123,295
Total Liabilities	966,064	211,148	152,455	7,135	69,860	(69,190)	1,337,472
Customer deposits	576,072	112,874	81,581	6,981	222	—	777,730
Central banks and credit institutions	179,057	31,366	24,131	63	24,887	(69,190)	190,314
Marketable debt securities	122,325	29,267	31,344	—	35,030	—	217,966
Other financial liabilities (***)	67,041	28,403	10,183	44	1,628	—	107,299
Other liabilities accounts (****)	21,569	9,238	5,216	47	8,093	—	44,163
Total Equity	56,989	23,996	20,136	237	87,266	(81,791)	106,833
Other customer funds under management	82,287	70,811	12,790	686	—	—	166,574
Investment funds	60,254	64,514	10,371	610	—	—	135,749
Pension funds	11,490	—	—	76	—	—	11,566
Assets under management	10,543	6,297	2,419	—	—	—	19,259
Other non-managed marketed Customer funds	27,790	47	13,561	—	—	—	41,398

(*)        Including Trading derivatives and Equity instruments.

(**)      Including Hedging derivatives, Changes in the fair value of hedged items in portfolio hedges of interest risk, Non-current assets held for sale, Assets under insurance or reinsurance contracts, tangible assets, intangible assets, tax assets, other assets and non-current assets held for sale.

(***)    Including Trading derivatives, Short positions and Other financial liabilities.

(****)  Including Hedging derivatives, Changes in the fair value of hedged items in portfolio hedges of interest risk, Liabilities under insurance or reinsurance contracts, provisions, tax liabilities, other liabilities and liabilities associated with non-current assets held for sale.

	Million of euros
	2016
	Europe	South	North	Santander	Corporate	Intra-Group
(Condensed) balance sheet		America	America	Global Platform	centre	eliminations	Total
Total Assets	867,345	255,656	202,502	6,074	140,207	(132,659)	1,339,125
Loans and advances to customers	548,422	124,872	112,703	40	4,433	—	790,470
Cash, balances at central banks and credit institutions and other deposits on demand	105,789	54,038	30,334	5,940	11,163	(54,123)	153,141
Debt instruments	108,616	49,191	32,063	68	1,374	—	191,312
Other financial assets (*)	67,508	10,974	11,287	—	2,804	—	92,573
Other asset accounts (**)	37,010	16,581	16,115	26	120,433	(78,536)	111,629
Total Liabilities	817,675	231,197	180,997	5,841	55,009	(54,293)	1,236,426
Customer deposits	476,238	114,837	93,369	5,808	859	—	691,111
Central banks and credit institutions	125,701	36,316	33,533	(27)	8,168	(54,293)	149,398
Marketable debt securities	124,172	42,043	31,733	—	30,921	—	228,869
Other financial liabilities (***)	76,928	28,747	15,555	26	2,634	—	123,890
Other liabilities accounts (****)	14,636	9,254	6,807	34	12,427	—	43,158
Total Equity	49,670	24,459	21,505	233	85,198	(78,366)	102,699
Other customer funds under management	73,950	70,792	14,070	448	—	—	159,260
Investment funds	54,296	64,312	10,943	379	—	—	129,930
Pension funds	11,229	—	—	69	—	—	11,298
Assets under management	8,425	6,480	3,127	—	—	—	18,032
Other non-managed marketed Customer funds	7,790	448	14,999	—	10	—	23,247

(*)        Including Trading derivatives and Equity instruments.

(**)      Including Hedging derivatives, Changes in the fair value of hedged items in portfolio hedges of interest risk, Non-current assets held for sale, Assets under insurance or reinsurance contracts, tangible assets, intangible assets, tax assets, other assets and non-current assets held for sale.

(***)    Including Trading derivatives, Short positions and Other financial liabilities.

(****)  Including Hedging derivatives, Changes in the fair value of hedged items in portfolio hedges of interest risk, Liabilities under insurance or reinsurance contracts, provisions, tax liabilities, other liabilities and liabilities associated with non-current assets held for sale.

The condensed income statements for the primary segments are as follows:

	Million of euros
	2018
	Europe	South	North	Santander	Corporate
(Condensed) Underlying income statement		America	America	Global Platform	centre	Total
Interest income/ (charges)	14,204	12,891	8,154	79	(987)	34,341
Net fee income	5,434	4,497	1,615	7	(68)	11,485
Gains (losses) on financial transactions (*)	1,114	498	173	—	12	1,797
Other operating income (**)	505	(212)	534	(12)	(14)	801
Total income	21,257	17,674	10,476	74	(1,057)	48,424
Administrative expenses, depreciation and amortisation	(11,166)	(6,557)	(4,488)	(142)	(426)	(22,779)
Net operating income (***)	10,091	11,117	5,988	(68)	(1,483)	25,645
Net loan-loss provisions (****)	(1,572)	(3,737)	(3,449)	—	(115)	(8,873)
Other gains (losses) and provisions (*****)	(1,027)	(663)	(202)	(2)	(101)	(1,995)
Operating profit/(loss) before tax	7,492	6,717	2,337	(70)	(1,699)	14,777
Tax on profit	(2,020)	(2,642)	(599)	17	14	(5,230)
Profit from continuing operations	5,472	4,075	1,738	(53)	(1,685)	9,547
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	5,472	4,075	1,738	(53)	(1,685)	9,547
Non-controlling interests	424	624	434	1	—	1,483
Attributable profit to the parent	5,048	3,451	1,304	(54)	(1,685)	8,064

(*)          Gains (losses) on financial transactions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss, net, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net, Gain or losses from hedge accounting, net and Exchange differences, net.

(**)       Other operating income includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Dividend income; Income from companies accounted for using the equity method, Other operating income, Other operating expenses, Income from assets under insurance or reinsurance contracts and Expenses from liabilities under insurance or reinsurance contracts.

(***)      Net Operating Income is used for the Group’s internal reporting and management reporting purposes but is not a line item in the statutory consolidated income statement.

(****)    Net loan-loss provisions refers to Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes line item in the statutory income statement – reclassification of financial assets at amortised cost. Additionally, includes a release of EUR 113 million mainly corresponding to the results by commitments and contingent risks includes in the line of the statutory income statement of provisions or reversal of provisions.

(*****)  Other gains (losses) and provisions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Provisions or reversal of provisions except a release EUR 113 million mainly corresponding to the results by commitments and contingent risks; Impairment of investments in joint ventures and associates, net; Impairment on non-financial assets, net; Gains or losses on non-financial assets, net; Negative goodwill recognised in results and Gains or losses on non-current assets held for sale not classified as discontinued operations.

	Million of euros
	2017
	Europe	South	North	Santander	Corporate
(Condensed) Underlying income statement		America	America	Global Platform	centre	Total
Interest income/ (charges)	13,529	13,383	8,170	63	(849)	34,296
Net fee income	5,163	4,744	1,721	7	(38)	11,597
Gains (losses) on financial transactions (*)	907	863	159	—	(225)	1,704
Other operating income (**)	463	69	370	(11)	(94)	797
Total income	20,062	19,059	10,420	59	(1,206)	48,394
Administrative expenses, depreciation and amortisation	(10,454)	(7,339)	(4,580)	(67)	(477)	(22,917)
Net operating income (***)	9,608	11,720	5,840	(8)	(1,683)	25,477
Net loan-loss provisions (****)	(1,313)	(4,067)	(3,685)	—	(46)	(9,111)
Other gains (losses) and provisions (*****)	(1,207)	(1,290)	(129)	(6)	(181)	(2,813)
Operating profit/(loss) before tax	7,088	6,363	2,026	(14)	(1,910)	13,553
Tax on profit	(1,980)	(2,156)	(486)	2	32	(4,588)
Profit from continuing operations	5,108	4,207	1,540	(12)	(1,878)	8,965
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	5,108	4,207	1,540	(12)	(1,878)	8,965
Non-controlling interests	408	620	422	—	(1)	1,449
Attributable profit to the parent	4,700	3,587	1,118	(12)	(1,877)	7,516

(*)         Gains (losses) on financial transactions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss, net, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net, Gain or losses from hedge accounting, net and Exchange differences, net.

(**)       Other operating income includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Dividend income; Income from companies accounted for using the equity method, Other operating income, Other operating expenses, Income from assets under insurance or reinsurance contracts and Expenses from liabilities under insurance or reinsurance contracts.

(***)      Net Operating Income is used for the Group’s internal reporting and management reporting purposes but is not a line item in the statutory consolidated income statement.

(****)   Net loan-loss provisions refers to Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes line item in the statutory income statement – reclassification of financial assets at amortised cost. Additionally, includes a release of EUR 50 million mainly corresponding to the results by commitments and contingent risks includes in the line of the statutory income statement of provisions or reversal of provisions.

(*****) Other gains (losses) and provisions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Provisions or reversal of provisions except a release of EUR 50 million mainly corresponding to the results by commitments and contingent risks; Impairment of investments in joint ventures and associates, net; Impairment on non-financial assets, net; Gains or losses on non-financial assets, net; Negative goodwill recognised in results and Gains or losses on non-current assets held for sale not classified as discontinued operations.

	Million of euros
	2016
	Europe	South	North	Santander	Corporate
(Condensed) Underlying income statement		America	America	Global Platform	centre	Total
Interest income/ (charges)	12,501	10,961	8,302	64	(739)	31,089
Net fee income	4,523	3,869	1,813	6	(31)	10,180
Gains (losses) on financial transactions (*)	1,134	658	171	2	(242)	1,723
Other operating income (**)	383	74	449	(7)	(37)	862
Total income	18,541	15,562	10,735	65	(1,049)	43,854
Administrative expenses, depreciation and amortisation	(9,703)	(6,417)	(4,473)	(43)	(451)	(21,087)
Net operating income (***)	8,838	9,145	6,262	22	(1,500)	22,767
Net loan-loss provisions (****)	(1,431)	(4,079)	(4,010)	—	2	(9,518)
Other gains (losses) and provisions (*****)	(973)	(755)	(149)	(7)	(76)	(1,960)
Operating profit/(loss) before tax	6,434	4,311	2,103	15	(1,574)	11,289
Tax on profit	(1,815)	(1,116)	(602)	(5)	142	(3,396)
Profit from continuing operations	4,619	3,195	1,501	10	(1,432)	7,893
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	4,619	3,195	1,501	10	(1,432)	7,893
Non-controlling interests	366	438	477	—	(9)	1,272
Attributable profit to the parent	4,253	2,757	1,024	10	(1,423)	6,621

(*)         Gains (losses) on financial transactions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss, net, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net, Gain or losses from hedge accounting, net and Exchange differences, net.

(**)       Other operating income includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Dividend income; Income from companies accounted for using the equity method, Other operating income, Other operating expenses, Income from assets under insurance or reinsurance contracts and Expenses from liabilities under insurance or reinsurance contracts.

(***)     Net Operating Income is used for the Group’s internal reporting and management reporting purposes but is not a line item in the statutory consolidated income statement.

(****)    Net loan-loss provisions refers to Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes line item in the statutory income statement – reclassification of financial assets at amortised cost. Additionally, includes a release of EUR 108 million mainly corresponding to the results by commitments and contingent risks includes in the line of the statutory income statement of provisions or reversal of provisions.

(*****)  Other gains (losses) and provisions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Provisions or reversal of provisions except a release of EUR 108 million mainly corresponding to the results by commitments and contingent risks; Impairment of investments in joint ventures and associates, net; Impairment on non-financial assets, net; Gains or losses on non-financial assets, net; Negative goodwill recognised in results and Gains or losses on non-current assets held for sale not classified as discontinued operations.

b)Secondary segments

At this secondary level of segment reporting, the Group is structured into Retail Banking, Santander Corporate and Investment Banking, Wealth Management & Insurance and Santander Global Platform; the sum of these segments is equal to that of the primary operating areas and total figures for the Group are obtained by adding the data for the corporate centre.

Considering the aforementioned information, the secondary segments are now conformed as follows:

Retail Banking: This covers all customer banking businesses, including consumer finance, except those of corporate banking, which are managed through the SCIB, and asset management, insurance and private banking, which are managed by Wealth Management & Insurance. The results of the hedging positions in each country are also included, conducted within the sphere of each one’s Assets and Liabilities Committee.

Santander Corporate and Investment Banking (SCIB): This business reflects the revenues from global corporate banking, investment banking and markets worldwide including treasuries managed globally (always after the appropriate distribution with Retail Banking customers), as well as the equities business.

Wealth Management & Insurance: Includes the asset management business (Santander Asset Management, S.A., S.G.I.I.C.), the insurance business, the corporate unit of Private Banking and International Private Banking in Miami and Switzerland.

Finally, the Santander Global Platform segment consolidates in a single unit all global digital initiatives.

Although the Santander Global Platform and the Wealth Management & Insurance business segments do not meet the quantitative thresholds defined in IFRS8, such segments are considered reportable by the Group and separately disclosed because the Group management believes that information about these segments is useful to users of the financial statements.

There are no customers in any of the secondary segments that generate income exceeding 10% of Total income.

	Million of euros
	2018
		Corporate &	Wealth
	Retail	Investment	Management	Santander	Corporate
(Condensed) Underlying income statement	Banking	Banking	& Insurance	Global Platform	centre	Total
Interest income/ (charges)	32,261	2,461	527	79	(987)	34,341
Net fee income	8,870	1,534	1,142	7	(68)	11,485
Gains (losses) on financial transactions (*)	756	898	131	—	12	1,797
Other operating income (**)	344	184	299	(12)	(14)	801
Total income	42,231	5,077	2,099	74	(1,057)	48,424
Administrative expenses, depreciation and amortisation	(19,237)	(2,101)	(873)	(142)	(426)	(22,779)
Net operating income (***)	22,994	2,976	1,226	(68)	(1,483)	25,645
Net loan-loss provisions (****)	(8,549)	(199)	(10)	—	(115)	(8,873)
Other gains (losses) and provisions (*****)	(1,791)	(97)	(4)	(2)	(101)	(1,995)
Operating profit/(loss) before tax	12,654	2,680	1,212	(70)	(1,699)	14,777
Tax on profit	(4,144)	(832)	(285)	17	14	(5,230)
Profit from continuing operations	8,510	1,848	927	(53)	(1,685)	9,547
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	8,510	1,848	927	(53)	(1,685)	9,547
Non-controlling interests	1,272	157	52	1	1	1,483
Attributable profit to the parent	7,238	1,691	875	(54)	(1,686)	8,064

The condensed income statements are as follows:

(*)         Gains (losses) on financial transactions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss, net, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net, Gain or losses from hedge accounting, net and Exchange differences, net.

(**)        Other operating income includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Dividend income; Income from companies accounted for using the equity method, Other operating income, Other operating expenses, Income from assets under insurance or reinsurance contracts and Expenses from liabilities under insurance or reinsurance contracts.

(***)      Net Operating Income is used for the Group’s internal reporting and management reporting purposes but is not a line item in the statutory consolidated income statement.

(****)    Net loan-loss provisions refers to Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes line item in the statutory income statement. Additionally, includes a release of EUR 113 million mainly corresponding to the results by commitments and contingent risks included in the line provisions or reversal of provisions, net of the statutory income statement.

(*****)  Other gains (losses) and provisions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Provisions or reversal of provisions except a release of EUR 113 million mainly corresponding to the results by commitments and contingent risks; Impairment of investments in joint ventures and associates, net; Impairment on non-financial assets, net; Gains or losses on non-financial assets, net; Negative goodwill recognised in results and Gains or losses on non-current assets held for sale not classified as discontinued operations.

	Million of euros
	2017
		Corporate &	Wealth
	Retail	Investment	Management	Santander	Corporate
(Condensed) Underlying income statement	Banking	Banking	& Insurance	Global Platform	centre	Total
Interest income/ (charges)	32,169	2,442	471	63	(849)	34,296
Net fee income	9,295	1,621	712	7	(38)	11,597
Gains (losses) on financial transactions (*)	685	1,207	37	—	(225)	1,704
Other operating income (**)	255	221	426	(11)	(94)	797
Total income	42,404	5,491	1,646	59	(1,206)	48,394
Administrative expenses, depreciation and amortisation	(19,752)	(2,028)	(593)	(67)	(477)	(22,917)
Net operating income (***)	22,652	3,463	1,053	(8)	(1,683)	25,477
Net loan-loss provisions (****)	(8,374)	(682)	(9)	—	(46)	(9,111)
Other gains (losses) and provisions (*****)	(2,535)	(80)	(11)	(6)	(181)	(2,813)
Operating profit/(loss) before tax	11,743	2,701	1,033	(14)	(1,910)	13,553
Tax on profit	(3,688)	(747)	(187)	2	32	(4,588)
Profit from continuing operations	8,055	1,954	846	(12)	(1,878)	8,965
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	8,055	1,954	846	(12)	(1,878)	8,965
Non-controlling interests	1,218	182	50	—	(1)	1,449
Attributable profit to the parent	6,837	1,772	796	(12)	(1,877)	7,516

(*)          Gains (losses) on financial transactions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss, net, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net, Gain or losses from hedge accounting, net and Exchange differences, net.

(**)       Other operating income includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Dividend income; Income from companies accounted for using the equity method, Other operating income, Other operating expenses, Income from assets under insurance or reinsurance contracts and Expenses from liabilities under insurance or reinsurance contracts.

(***)      Net Operating Income is used for the Group’s internal reporting and management reporting purposes but is not a line item in the statutory consolidated income statement.

(****)    Net loan-loss provisions refers to Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes line item in the statutory income statement. Additionally, includes a release of EUR 50 million mainly corresponding to the results by commitments and contingent risks included in the line provisions or reversal of provisions, net of the statutory income statement.

(*****) Other gains (losses) and provisions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Provisions or reversal of provisions except a release of EUR 50 million mainly corresponding to the results by commitments and contingent risks; Impairment of investments in joint ventures and associates, net; Impairment on non-financial assets, net; Gains or losses on non-financial assets, net; Negative goodwill recognised in results and Gains or losses on non-current assets held for sale not classified as discontinued operations.

	Million of euros
	2016
		Corporate &	Wealth
	Retail	Investment	Management	Santander	Corporate
(Condensed) Underlying income statement	Banking	Banking	& Insurance	Global Platform	centre	Total
Interest income/ (charges)	28,792	2,517	455	64	(739)	31,089
Net fee income	8,213	1,404	588	6	(31)	10,180
Gains (losses) on financial transactions (*)	660	1,248	55	2	(242)	1,723
Other operating income (**)	241	305	360	(7)	(37)	862
Total income	37,906	5,474	1,458	65	(1,049)	43,854
Administrative expenses, depreciation and amortisation	(18,158)	(1,917)	(518)	(43)	(451)	(21,087)
Net operating income (***)	19,748	3,557	940	22	(1,500)	22,767
Net loan-loss provisions (****)	(8,841)	(658)	(21)	—	2	(9,518)
Other gains (losses) and provisions (*****)	(1,788)	(84)	(5)	(7)	(76)	(1,960)
Operating profit/(loss) before tax	9,119	2,815	914	15	(1,574)	11,289
Tax on profit	(2,568)	(781)	(184)	(5)	142	(3,396)
Profit from continuing operations	6,551	2,034	730	10	(1,432)	7,893
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	6,551	2,034	730	10	(1,432)	7,893
Non-controlling interests	1,073	174	34	—	(9)	1,272
Attributable profit to the parent	5,478	1,860	696	10	(1,423)	6,621

(*)         Gains (losses) on financial transactions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss, net, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net, Gain or losses from hedge accounting, net and Exchange differences, net.

(**)       Other operating income includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Dividend income; Income from companies accounted for using the equity method, Other operating income, Other operating expenses, Income from assets under insurance or reinsurance contracts and Expenses from liabilities under insurance or reinsurance contracts.

(***)     Net Operating Income is used for the Group’s internal reporting and management reporting purposes but is not a line item in the statutory consolidated income statement.

(****)   Net loan-loss provisions refers to Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes line item in the statutory income statement. Additionally, includes a release of EUR 108 million mainly corresponding to the results by commitments and contingent risks included in the line provisions or reversal of provisions, net of the statutory income statement.

(*****)  Other gains (losses) and provisions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Provisions or reversal of provisions except a release of EUR 108 million mainly corresponding to the results by commitments and contingent risks; Impairment of investments in joint ventures and associates, net; Impairment on non-financial assets, net; Gains or losses on non-financial assets, net; Negative goodwill recognised in results and Gains or losses on non-current assets held for sale not classified as discontinued operations.

c)Reconciliations of reportable segment results

The tables below reconcile the underlying basis results to the statutory results for each of the periods presented as required by IFRS8. For the purposes of these reconciliations, all material reconciling items are separately identified and described.

The Group’s assets and liabilities for management reporting purposes do not differ from the statutory reported figures and therefore are not reconciled.

	Million of euros
	2018
	Underlying		Statutory
Reconciliation of underlying results to statutory results	results	Adjustments	results
Interest income/ (charges)	34,341	—	34,341
Net fee income	11,485	—	11,485
Gains (losses) on financial transactions (*)	1,797	—	1,797
Other operating income (**)	801	—	801
Total income	48,424	—	48,424
Administrative expenses, depreciation and amortisation	(22,779)	—	(22,779)
Net operating income (***)	25,645	—	25,645
Net loan-loss provisions (****)	(8,873)	—	(8,873)
Other gains (losses) and provisions (*****)	(1,995)	(576)	(2,571)
Operating profit/(loss) before tax	14,777	(576)	14,201
Tax on profit	(5,230)	344	(4,886)
Consolidated profit	9,547	(232)	9,315
Non-controlling interests	1,483	22	1,505
Attributable profit to the parent	8,064	(254)	7,810

(*)          Gains (losses) on financial transactions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss, net, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net, Gain or losses from hedge accounting, net and Exchange differences, net.

(**)       Other operating income includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Dividend income; Income from companies accounted for using the equity method, Other operating income, Other operating expenses, Income from assets under insurance or reinsurance contracts and Expenses from liabilities under insurance or reinsurance contracts.

(***)     Net Operating Income is used for the Group’s internal reporting and management reporting purposes but is not a line item in the statutory consolidated income statement.

(****)   Net loan-loss provisions refers to Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes line item in the statutory income statement – reclassification of financial assets at amortised cost. Additionally, includes a release of EUR 113 million mainly corresponding to the results by commitments and contingent risks includes in the line of the statutory income statement of provisions or reversal of provisions.

(*****) Other gains (losses) and provisions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Provisions or reversal of provisions except for a release of 113 million euros mainly corresponding to results from commitments and contingent risks, Impairment of investments in joint ventures and associates, net; Impairment on non-financial assets, net; Gains or losses on non-financial assets, net; Negative goodwill recognised in results and Gains or losses on non-current assets held for sale not classified as discontinued operations.

Explanation of adjustments:

-

Restructuring costs: The net impact of EUR -300 million on Profit attributable to the Parent, relates to restructuring costs in connection with the integration of Banco Popular Español, S.A.U., as follows EUR -280 million in Spain, EUR -40 million in corporate centre and EUR 20 million in Portugal. The corresponding gross impacts are reflected on the “Other gains (losses) and provisions” line above.

-	Negative goodwill in Poland: The negative goodwill of EUR 45 million, relates to the acquisition of the banking and private banking business of Deutsche Bank Polska, S.A.

	Million of euros
	2017
	Underlying		Statutory
Reconciliation of underlying results to statutory results	results	Adjustments	results
Interest income/ (charges)	34,296	—	34,296
Net fee income	11,597	—	11,597
Gains (losses) on financial transactions (*)	1,704	(39)	1,665
Other operating income (**)	797	—	797
Total income	48,394	(39)	48,355
Administrative expenses, depreciation and amortisation	(22,917)	(76)	(22,993)
Net operating income (***)	25,477	(115)	25,362
Net loan-loss provisions (****)	(9,111)	(98)	(9,209)
Other gains (losses) and provisions (*****)	(2,813)	(1,249)	(4,062)
Operating profit/(loss) before tax	13,553	(1,462)	12,091
Tax on profit	(4,588)	704	(3,884)
Consolidated profit	8,965	(758)	8,207
Non-controlling interests	1,449	139	1,588
Attributable profit to the parent	7,516	(897)	6,619

(*)         Gains (losses) on financial transactions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss, net, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net, Gain or losses from hedge accounting, net and Exchange differences, net.

(**)       Other operating income includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Dividend income; Income from companies accounted for using the equity method, Other operating income, Other operating expenses, Income from assets under insurance or reinsurance contracts and Expenses from liabilities under insurance or reinsurance contracts.

(***)     Net Operating Income is used for the Group’s internal reporting and management reporting purposes but is not a line item in the statutory consolidated income statement.

(****)    Net loan-loss provisions refers to Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes line item in the statutory income statement – reclassification of financial assets at amortised cost. Additionally, includes a release of EUR 50 million mainly corresponding to the results by commitments and contingent risks includes in the line of the statutory income statement of provisions or reversal of provisions.

(*****) Other gains (losses) and provisions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Provisions or reversal of provisions except for a release of 50 million euros mainly corresponding to results from commitments and contingent risks; Impairment of investments in joint ventures and associates, net; Impairment on non-financial assets, net; Gains or losses on non-financial assets, net; Negative goodwill recognised in results and Gains or losses on non-current assets held for sale not classified as discontinued operations

Explanation of adjustments

-

Allfunds Bank, S.A. sale: corresponds to the sale by the Bank and its partners of 100% of Allfunds Bank, S.A. capital, obtaining an amount of EUR 501 million from the sale of its 25% stake in Allfunds Bank, S.A., resulting in gains of EUR 425 million recognised in “Other gains (losses) and provisions” and of EUR 297 million net of tax.

-

Restructuring Costs and equity impairments: relates to the charge of EUR -425 million on “Other gains (losses) and provisions” (EUR -300 million net of tax) for the integration of Banco Popular Español, S.A.U. into the group and an additional charge of EUR -125 million on “Other gains (losses) and provisions” (EUR -85 million after tax effect) mainly related to commercial networks in Germany. During 2017, an additional impairment on equity investment and intangible assets held by the Group has been accounted for a value of EUR -130 million on “Other gains (losses) and provisions”, with no tax effect.

-

Goodwill Impairment: impairment of goodwill associated with Santander Consumer USA Holdings, Inc. This impairment had a gross impact of EUR -899 million on “Other gains (losses) and provisions” line (EUR -603 million in Profit attributable to the parent).

-

US Tax Reform and other impairments: the adjustment primarily corresponds to net impacts of the tax reform in the United States together with other expenses related to provisions for hurricanes and other provisions in the year 2017. The net impact of these adjustments in Profit attributable to the parent adds EUR -76 million.

	Million of euros
	2016
	Underlying		Statutory
Reconciliation of underlying results to statutory results	results	Adjustments	results
Interest income/ (charges)	31,089	—	31,089
Net fee income	10,180	—	10,180
Gains (losses) on financial transactions (*)	1,723	378	2,101
Other operating income (**)	862	—	862
Total income	43,854	378	44,232
Administrative expenses, depreciation and amortisation	(21,087)	(14)	(21,101)
Net operating income (***)	22,767	364	23,131
Net loan-loss provisions (****)	(9,518)	—	(9,518)
Other gains (losses) and provisions (*****)	(1,960)	(885)	(2,845)
Operating profit/(loss) before tax	11,289	(521)	10,768
Tax on profit	(3,396)	114	(3,282)
Consolidated profit	7,893	(407)	7,486
Non-controlling interests	1,272	10	1,282
Attributable profit to the parent	6,621	(417)	6,204

(*)         Gains (losses) on financial transactions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss, net, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net, Gain or losses from hedge accounting, net and Exchange differences, net.

(**)       Other operating income includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Dividend income; Income from companies accounted for using the equity method, Other operating income, Other operating expenses, Income from assets under insurance or reinsurance contracts and Expenses from liabilities under insurance or reinsurance contracts.

(***)     Net Operating Income is used for the Group’s internal reporting and management reporting purposes but is not a line item in the statutory consolidated income statement.

(****)   Net loan-loss provisions refers to Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes line item in the statutory income statement – reclassification of financial assets at amortised cost. Additionally, includes a release of EUR 108 million mainly corresponding to the results by commitments and contingent risks includes in the line of the statutory income statement of provisions or reversal of provisions.

(*****) Other gains (losses) and provisions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Provisions or reversal of provisions except a release of 108 million euros mainly corresponding to results from commitments and contingent risks; Impairment of investments in joint ventures and associates, net; Impairment on non-financial assets, net; Gains or losses on non-financial assets, net; Negative goodwill recognised in results and Gains or losses on non-current assets held for sale not classified as discontinued operations.

Explanation of adjustments

-

PPI United Kingdom: during 2016, the group accounted for provisions to cover eventual claims related to payment protection insurance (PPI). These provisions had an impact of EUR -139 million on “Other gains (losses) and provisions” (EUR -137 million in Profit attributable to the parent).

-

Restructuring costs: reflects the impacts of the restructuring costs faced by the Group during the year 2016, mainly relating to the acceptance of pre-retirement and voluntary redundancy offers in Spain with an impact of EUR -662 million on “Other gains (losses) and provisions” (EUR -475 million in Profit attributable to the parent).

-

VISA Europe Equity Gains: on June 21, 2016 the Group disposed its Visa Europe, Ltd. stake, classified as available for sale, obtaining a gross gain of EUR 380 million recognised in “Other gains (losses) and provisions” (impact of EUR 227 million net of taxes).

53.   Related parties

The parties related to the Group are deemed to include, in addition to its subsidiaries, associates and joint ventures, the Bank's key management personnel (the members of its board of directors and the executive vice presidents, together with their close family members) and the entities over which the key management personnel may exercise significant influence or control.

Following below is the balance sheet balances and amounts of the Group's income statement corresponding to operations with the parties related to it, distinguishing between associates and joint ventures, members of the Bank's board of directors, the Bank's executive vice presidents, and other related parties. Related-party transactions were made on terms equivalent to those that prevail in arm's-length transactions or, when this was not the case, the related compensation in kind was recognise.

	Million of euros
	2018				2017				2016
		Members				Members				Members
	Associates	of the		Other	Associates	of the		Other	Associates	of the		Other
	and joint	board of	Executive	related	and joint	board of	Executive	related	and joint	board of	Executive	related
	ventures	directors	vicepresidents	parties	ventures	directors	vicepresidents	parties	ventures	directors	vicepresidents	parties
Assets:	7,202	—	30	256	6,048	—	21	300	5,884	—	22	307
Loans and advances: credit institutions	704	—	—	—	472	—	—	—	223	—	—	-
Loans and advances: customers	6,142	—	30	256	5,081	—	21	279	5,209	—	22	286
Debt instruments	295	—	—	—	473	—	—	21	452	—	—	21
Others	61	—	—	—	22	—	—	—	—	—	—	—

Liabilities:	1,650	19	12	363	748	19	14	63	824	27	10	124
Financial liabilities: credit institutions	8	—	—	—	309	—	—	—	155	—	—	—
Financial liabilities: customers	1,596	19	12	363	414	19	14	63	669	27	10	124
Marketable debt securities	8	—	—	—	4	—	—	—	—	—	—	—
Others	38	—	—	—	21	—	—	—	—	—	—	—

Income statement:	993	—	—	31	1,020	—	—	14	609	—	—	13
Interest income	73	—	—	14	57	—	—	8	67	—	—	10
Interest expense	(3)	—	—	(1)	(3)	—	—	—	(15)	—	—	(1)
Gains/losses on financial assets and liabilities and others	82	—	—	—	302	—	—	—	15	—	—	—
Commission income	853	—	—	18	735	—	—	6	561	—	—	4
Commission expense	(12)	—	—	—	(71)	—	—	—	(19)	—	—	—
Other:	4,707	9	3	782	3,881	7	3	597	4,146	1	3	846
Contingent liabilities and others	21	7	1	508	6	6	1	352	19	—	—	139
Contingent commitments	393	1	2	64	301	1	2	60	17	1	3	417
Derivative financial instruments	4,293	1	—	210	3,574	—	—	185	4,110	—	—	290

In addition to the detail provided above, there were insurance contracts linked to pensions amounting to EUR 210 million at December 31, 2018 (December 31, 2017: EUR 239 million; December 31, 2016: EUR 269 million).

54.   Risk management

a)	Cornerstones of the risk function

The risk management and control model is based on the principles below:

•	Advanced risk management policy, with a forward-looking approach that allows the Group to maintain a medium-low risk profile, through a risk appetite defined by the board.
•	Risk culture that applies to all employees throughout the Group.
•	Clearly defined three lines of defence model that enable us to identify, manage, control, monitor and challenge all risks.
•	Autonomous subsidiaries model with robust governance based on a clear structure that separates the risk management and the risk control functions.
•	Information and data management processes that allow all risks to be identified, assessed, managed and reported at appropriate levels.
•	Risks are managed by the units that generate them.

These principles are aligned with the Group's strategy and business model, taking into account the requirements of regulators and supervisors, as well as the best market practices.

The Board is responsible for approving the general risk control and management policy, including tax risks.

1.Main risks of the group's financial instruments

The main risk categories in which the Group has its most significant current and/or potential exposures, thus facilitating the identification thereof, includes the following:

•

Credit risk: risk of financial loss arising from the default or credit quality deterioration of a customer or other third party, to which the Santander Group has either directly provided credit or for which it has assumed a contractual obligation.

•	Market risk: risk incurred as a result of changes in market factors that affect the value of positions in the trading book.

•	Trading risk
•	Structural risk.
•	Liquidity risk: risk of the Group does not have the liquid financial assets necessary to meet its obligations at maturity, or can only obtain them at a high cost.
•	Capital risk: risk of Santander Group not having an adequate amount or quality of capital to meet its internal business objectives, regulatory requirements or market expectations.

In addition, the Group considers the following risks:

•	Operational risk: is defined as the risk of loss due to the inadequacy or failure of internal processes, people and systems, or due to external events. This definition includes legal risk.
•	Compliance risk and conduct: is that which arises from practices, processes or behaviours that are not adequate or that do not comply with internal regulations, legality or supervisory requirements.
•

Reputational risk: is defined as the risk of a current or potential negative economic impact due to a reduction in the perception of the Group by employees, customers, shareholders/investors and society in general.

•	Model risk: is the risk of loss arising from inaccurate predictions that may lead the Group to make sub-optimal decisions, or from the inappropriate use of a model.
•

Strategic risk: the risk of loss or damage arising from strategic decisions or their poor implementation, which affect the long-term interests of our main stakeholders, or of an inability to adapt to the changing environment.

2.Risk governance

The Group has a strong governance framework, which pursues the effective control of the risk profile, within the risk appetite defined by the board.

This governance framework is underpinned by the distribution of roles among the three lines of defence, a robust structure of committees and a strong relationship between the Group and its subsidiaries.

2.1Lines of defence

At Banco Santander, we follow a three lines of defence control model:

•

The first line of defence is all business functions and business support functions that originate risks and have primary responsibility in the management of those risks. The role of these functions is to establish a management structure for the risks generated as part of their activity ensuring that these remain within approved risk limits.

•

The second line of defence is risk Control and Compliance and Conduct function. The role of these functions is to provide independent oversight and challenge to the risk management activities of the first line of defence.

•

The third line of defence: Internal Audit function. This function controls and regularly checks that the policies, and procedures are adequate and effectively implemented in the management and control of all risks.

The risk control, compliance and conduct, and internal audit functions are separated and have direct access to the board of directors and/or its committees.

2.2Risk committee structure

Ultimately, the board of directors is responsible for risk management and control and, in particular, for approving and periodically reviewing the Group's risk culture and risk appetite framework.

Except for specific topics detailed in its bylaws, the board has the capacity to delegate its faculties to other committees. This is the case of the risk supervision, regulation and compliance committee and the Group’s Executive committee, which has specific risk related responsibilities.

The Group Chief Risk Officer (Group CRO) leads the risk function within the Group, advises and challenges the executive line and reports independently to the risk supervision, regulation and compliance committee and to the board.

Other bodies that form the highest level of risk governance, with authorities delegated by the board of directors, are the executive risk committee and the risk control committee, detailed below:

Risk control committee (CCR):

To control and ensure that risks are managed in accordance with the risk appetite approved by the board, providing a comprehensive overview of all risks. This includes identifying and monitoring both current and potential risks, and evaluating their potential impact on the Group’s risk profile.

This committee is chaired by the Group Chief Risk Officer (Group CRO).

Additionally, each risk factor has its own fora, committees and meetings to manage the risks under their control. Among others, they have the following responsibilities:

-Advice the CRO and the risk control committee that risks are managed in line with the Group’s risk appetite.

-Carrying out complete and regular monitoring of each risk factor.

-Oversee the measures adopted to comply with the expectations of the supervisors and internal and external auditors.

Executive risk committee (ERC):

This committee is responsible for managing all risks, within the powers delegated by the board. The committee makes decisions on risks assumed at the highest level, ensuring that they are within the established risk appetite limits for the Group.

This committee is chaired by the Chief executive officer and it is composed with nominated executive directors and other Group´s senior management. The Risk, Finance and Compliance and Conduct functions, among others, are represented. The Group CRO has a veto right on the committee’s decisions.

2.3The Group’s relationship with subsidiaries regarding risk management

Alignment of units with the Group

In all the subsidiaries, the management and control model follows the frameworks established by the Group’s board of directors. The local units adhere to them by their respective boards. The Group reviews and validates any local adaptations as needed. Corporate centre participates in the relevant decision-making through their validation.

Subsidiary committee structures

The "Group-subsidiary governance model and good governance practices for subsidiaries" recommends that each subsidiary should have Risk committees and other executive committees, consistent with those already in place in the Group.

The subsidiary governance bodies are structured taking into consideration local requirements, both regulatory and legal, as well as their specific dimension and complexity, in a manner that is consistent with those of the parent company, as established in the internal governance framework.

3.Management processes and tools

3.1Risk appetite and structure of limits

The Group defines the risk appetite as the amount and type of risks that are considered prudent to assume for implementing our business strategy in the event of unexpected circumstances. Severe scenarios that could have a negative impact on the levels of capital, liquidity, profitability and/or the share price are taken into account.

The risk appetite is set by the board for the whole Group. Every main business unit sets its own risk appetite according to the adaptation of the Group methodology and its own circumstances. The boards of the subsidiaries are responsible for approving their respective risk appetite proposals once they have been reviewed and validated by the Group.

The Group shares a common risk appetite model. It sets out the requirements for processes, metrics, governance bodies, controls and standards for implementation across the Group, cascading down management policies and limits to lower levels.

Corporate risk appetite principles

The following principles govern the Santander Group’s risk appetite in all its units:

•	Responsibility of the board and of senior management.
•

Holistic risk view (Enterprise Wide Risk), risk profile backtesting and challenge. The risk appetite must consider all significant risks and facilitate an aggregate view of the risk profile through the use of quantitative metrics and qualitative indicators.

•	Forward-looking view. The risk appetite must consider the desirable risk profile for the short and medium term, taking into account both the most plausible circumstances and adverse/stress scenarios.
•

Embedding and alignment with strategic and business plans. The risk appetite is an integral part of the strategic and business planning, and is embedded in the daily management through the transfer of the aggregated limits to those set at portfolio level, unit or business line, as well as through the key risk appetite processes.

•	Coherence across the various units and a common risk language throughout the Group. The risk appetite of each unit of the Group must be coherent with that across the Group.
•

Periodic review, backtesting and adoption of best practices and regulatory requirements. Monitoring and control mechanisms are established to ensure the risk profile is maintained, and the necessary corrective and mitigating actions are taken in the event of non-compliance.

Limits, monitoring and control structure

The risk appetite is formulated annually and includes a series of metrics and limits to establish in quantitative and qualitative terms the maximum risk exposure that every unit and the Group as a whole is willing to assume.

Compliance with risk appetite limits is regularly monitored. Specialised control functions report the risk profile adequacy to the board and its committees, on quarterly basis.

Limit breaches and non-compliance with the risk appetite are reported to the relevant governance bodies. An analysis of the causes, an estimation of the duration of the breach and corrective actions proposals are also submitted.

Linkage between the risk appetite limits and those of the business units and portfolios is a key element for making the risk appetite an effective risk management tool.

Pillars of the risk appetite

The risk appetite is expressed via limits on quantitative metrics and qualitative indicators that measure the exposure or risk profile by type of risk, portfolio and, segment and business line, under both current and stressed conditions. These metrics and risk appetite limits are articulated in five axes that define the positioning that Santander wants to adopt or maintain in the deployment of its business model, described as follows:

•	The volatility in the income statement that the Group is willing to accept.
•	The solvency position that the Group wants to maintain.
•	The minimum liquidity position that the Group wants to have.
•	The maximum levels of concentration that the Group considers reasonable to admit.
•	Non-financial transversal risks.

3.2. Risk identification and assessment (RIA)

The Group carries out the identification and assessment of the different risks that is exposed to, involving the different lines of defence, establishing management standards that not only meet regulatory requirements but also reflect best practices in the market, and reinforce our risk culture.

In 2018, the approach centred on three main areas: standards control environment review, perimeter completeness by integrating new units, together with the risk performance indicators review and their alignment with the risk appetite.

In addition the RIA exercise analyses the evolution of risks and identifies areas of improvement:

•	Risk performance, enabling the understanding of residual risk by risk type through a set of metrics and indicators calibrated using international standards.
•	Control environment assessment, measuring the degree of implementation of the target operating model, as part of our advanced risk management.
•

Forward-looking analysis, based on stress metrics and identification and/or assessment of the main threats to the strategic plan (Top risks), enabling specific action plans to be put in place to mitigate potential impacts and monitoring these plans.

Based on the periodic RIA exercise, the Group’s risk profile as of December 2018 remains as solid medium-low.

3.3. Scenario analysis

We analyse the impact triggered by different scenarios in the environment, in which the Group operates. These scenarios are expressed both in terms of macroeconomic variables, as well as other variables that may impact our risk profile.

Scenario analysis is a robust and useful tool for management at all levels. It enables the Group to assess its resilience in stressed environments or scenarios, and identifies measures to reduce exposure under these scenarios. The objective is to reinforce the stability of income, capital and liquidity.

The robustness and consistency of the scenario analysis exercises are based on the following pillars:

•

Development and integration of models that estimate the future performance of metrics (for example, credit losses), based on both historic information (internal to the Group and external from the market), and simulation models.

•	Inclusion of expert judgement and portfolio manager’s know-how.
•	Challenge and backtesting of model results to ensure they are adequate.
•	Robust governance of the whole process, covering models, scenarios, assumptions and rationale for the results, and their impact on management.

Scenario analysis forms an integral part of several key processes of the Group:

•	Regulatory uses: stress test scenarios using the guidelines set by the European regulator or by each local supervisor.
•

Internal capital adequacy assessment (ICAAP) or liquidity assessment (ILAAP) in which, while the regulators can impose certain requirements, the Group develops its own methodology to assess its capital and liquidity levels under different stress scenarios to support planning and adequately managing the Group’s capital and liquidity.

•

Risk appetite. Contains stressed metrics on which maximum levels of losses (minimum liquidity levels) are established that the Group does not want to exceed. These exercises are related to those for capital and liquidity, although they have different frequencies and present different granularity levels.

•	Recurrent risk management in different processes/exercises:
o

Budgetary and strategic planning process, in the development of business policies for risk approval, in the global risk analysis made by senior management and in specific analysis regarding the profile of activities or portfolios.

o

Identification of Top risks on the basis of, a systematic process to identify and assess all the risks which the Group is exposed to. The Top risks are selected and a macroeconomic or idiosyncratic scenario is associated with each one, to assess their impact on the Group.

o

Recovery plan annually to establish the available tools the Group will have, to survive in the event of an extremely severe financial crisis. The plan sets out a series of financial and macroeconomic stress scenarios, with differing degrees of severity, that include idiosyncratic and/or systemic events.

o	IFRS9 from January 1, 2018, the processes, models and scenario analysis methodology are included in the new regulatory provision requirements.

3.4.Risk Reporting Framework (RRF)

Our reporting model has strengthened by consolidating the overall view of all risks, based on complete, precise and recurring information that allows the Group’s senior management to assess the risk profile and decide accordingly.

The risk reporting taxonomy, contains three types of reports received by senior management on a monthly basis: the Group risk report, the risk reports of each unit, and the reports of each of the risk factors identified in the Group’s risk map.

b)  Credit risk

1.    Introduction to the credit risk treatment

Credit risk is the risk of financial loss arising from the default or credit quality deterioration of a customer or other third party, to which the Group has either directly provided credit or for which it has assumed a contractual obligation.

There are different limit models depending on the segment:

•

Large corporate groups: we use a pre-classification model based on a system for measuring and monitoring economic capital. The result is the level of risk that the Group is willing to assume with a customer/group, in terms of Capital at Risk, nominal CAP, and maximum periods according to the type of transaction (in the case of financial entities, limits are managed through Credit Equivalent Risk (CER). It includes the actual and expected risk with a customer based on its usual operations, always within the limits defined in the risk appetite and established credit policies.

•

Corporates and institutions that meet certain requirements (deep knowledge, rating, etc.): we use a more simplified pre-classification model through an internal limit that establishes a reference of the level of risk to be assumed with the customer. The criteria will include, among others, repayment capacity, debt in the system and the banking pool distribution.

In both cases, transactions over certain thresholds or with specific characteristics might require the approval of an analyst or committee.

•

For individual customers and SMEs with low turnover, large volumes of credit transactions can be managed more easily with the use of automatic decision models for classifying the customer/ transaction binomial.

In specific situations where a series of requirements are met, pre-approved transactions are granted to customers or potential customers (campaigns).

2.    Main aggregates and variations

Following are the main aggregates relating to credit risk arising on customer business:

Main credit risk aggregates arising on customer business

(Management information data)

	Credit risk with customers (*)
	(million of euros)			Non-performing loans			NPL ratio (%)
	2018	2017	2016	2018	2017	2016	2018	2017	2016
Europe	688,810	671,776	586,706	25,287	27,964	23,216	3.67	4.16	3.96
Spain	227,401	237,327	162,431	16,651	18,270	13,281	7.32	7.70	8.18
UK	252,914	242,993	251,654	2,739	3,210	3,497	1.08	1.32	1.39
Santander Consumer Finance	97,922	92,589	88,061	2,244	2,319	2,357	2.29	2.50	2.68
Portugal	38,340	39,394	30,540	2,279	2,959	2,691	5.94	7.51	8.81
Poland	30,783	24,391	21,902	1,317	1,114	1,187	4.28	4.57	5.42
North America	125,916	106,129	121,391	3,510	2,935	2,907	2.79	2.77	2.39
US	92,152	77,190	91,709	2,688	2,156	2,088	2.92	2.79	2.28
Santander Bank, National Association	51,049	44,237	54,040	450	536	717	0.88	1.21	1.33
Santander Consumer USA	26,424	24,079	28,590	2,043	1,410	1,097	7.73	5.86	3.84
Mexico	33,764	28,939	29,682	822	779	819	2.43	2.69	2.76
South América	138,134	138,577	143,468	6,639	6,685	7,514	4.81	4.82	5.24
Brazil	84,212	83,076	89,572	4,418	4,391	5,286	5.25	5.29	5.90
Chile	41,268	40,406	40,864	1,925	2,004	2,064	4.66	4.96	5.05
Argentina	5,631	8,085	7,318	179	202	109	3.17	2.50	1.49
Group Total	958,153	920,968	855,510	35,692	37,596	33,643	4.08	4.08	3.93

(*)    Includes gross lending to customers, guarantees and documentary credits.

Risk is diversified among the main regions where the Group operates: Europe (72%), South America (14%) and North America  (13%), with an adequate balance between mature and emerging markets.

The evolution up to December 2018, credit risk with customers increased by 4% vs. 2017, considering the same perimeter, mainly due to the United States, United Kingdom, and Mexico. Growth in local currency was generalised across all units with the exception of Spain and Portugal.

These levels of lending, together with lower non-performing loans (NPLs) of EUR 35,692 million (-5.1% vs. 2017) reduced the Group’s NPL ratio to 3.73%  (-35 bp against 2017).

In order to cover potential losses arising from these NPLs, in accordance with the new provision calculation in accordance with IFRS9, the Group recorded allowances for loan loss of EUR 8,873 million (-2.6% vs. December 2017), after deducting post write-off recoveries. This decrease is materialised in a reduction of the cost of credit to 1.00%  (7 bp less than the previous year).

Information on the estimation of impairment losses

The Group estimates the impairment losses by calculating the expected loss at 12 months or for the entire life of the transaction, based on the stage in which each financial asset is classified in accordance with IFRS9.

Then, considering the most relevant units of the group (United Kingdom, Spain, United States, Brazil, as well as Chile, Mexico, Portugal, Poland, Argentina and the Group Santander Consumer Finance) representing about 95% of the total of the Group's provisions, the detail of the exhibition and the impairment losses associated with each of the stages as of December 31, 2018 is shown. In addition, depending on the current credit quality of the transactions, the exposure is divided into three grades (investment, speculation and default):

Exposure and impairment losses by stage
(Million of euros)
Credit Quality (*)	Stage 1	Stage 2	Stage 3	Total
Investment grade	685,507	7,176	—	692,683
Speculation grade	222,495	47,439	—	269,935
Default	—	—	30,795	30,795
Total Risk (**)	908,002	54,616	30,795	993,412
Impairment losses	3,823	4,644	12,504	20,970

(*)    Detail of credit quality ratings calculated for Group management purposes.

(**)  Amortised cost assets + Loans and advances + loan commitments granted.

The other units up to the total Group amounts contributed EUR 151,906,  700 and 1,743 million of exposure, and impairment losses of EUR 152,  163 and 1,145 million, in stage 1, stage 2 and stage 3, respectively.

The rest of the balance, considering the financial instruments not included before, amounts to EUR 242,867 million, mostly classified in stage 1.

In addition, at December 31, 2018, the Group had EUR 757 million (January 1, 2018: EUR 803 million) of purchased credit-impaired assets, which relate mainly to the business combinations carried out by the Group.

The Group monitors the evolution of credit risk provisions, in collaboration with the main geographies, by carrying out sensitivity analyses considering variations in the scenarios macroeconomic variables and their main variables (such as interest rate, house price growth, unemployment rate or GDP growth) that have an impact on the distribution of financial assets in the different stages and the calculation of credit risk provisions.

Additionally, based on similar macroeconomic scenarios, the Group also performs stress tests and sensitivity analysis in a current basis, such as ICAAP, strategic plans, budgets and recovery and resolution plans. In this sense, a prospective view of the sensitivity of each of the Group’s loan portfolio is created in relation to the possible deviation from base scenario, considering both the macroeconomic developments in different scenarios and the three year evolution of the business. These tests include potentially adverse and favourable scenarios.

The classification of transactions into the different stages of IFRS9 is carried out in accordance with the provisions of the risk management policies of the different Group´s units, which are consistent with the risk management policies prepared by Santander Group. In order to determine the classification in stage 2, the Group assesses whether there has been a significant increase in credit risk (SICR) since the initial recognition of transactions, considering a series of common principles throughout the Group that guarantee that all financial instruments are subject to this assessment, which considers the particularities of each portfolio and type of product on the basis of various quantitative and qualitative indicators. Furthermore, transactions are subject to the expert judgment of analysts, which is implemented in accordance with approved governance.

3.Detail of the main geographical areas

Following is the risk information related to the most relevant geographies in exposure and credit risk allowances.

In addition, for the Santander Corporate & Investment Banking perimeter, transactions and balances are included in each geography.

3.1. United Kingdom

Credit risk with customers in the UK amounted to EUR 252,914 million as of December 2018, which means an increase of 4% compared to year end 2017 (and 5% in local currency), and representing 26% of the Group's total loan portfolio.

Mortgage portfolio

This portfolio at the end of December amounted to EUR 176,581 million . It consists of residential mortgages granted to new and existing customers, and all are first mortgages. There are no transactions that entail second or successive liens on mortgaged properties.

All properties are valued independently before each new transaction is approved, in accordance with the Group’s risk management principles.

The value of the property used as collateral for mortgages that have already been granted is updated quarterly by an independent agency, using an automatic valuation system in accordance with market practices and applicable legislation.

Information on the estimation of impairment losses

Following is the detail of the Santander UK exposure and impairment losses associated with each of the stages at December 31, 2018. In addition, depending on the current credit quality of the operations, the exposure is divided into three grades (investment, speculation and default):

Exposure and impairment losses by stage
(Million of euros)
Credit Quality(*)	Stage 1	Stage 2	Stage 3	Total
Investment grade	225,929	1,900	—	227,829
Speculation grade	34,655	11,514	—	46,169
Default	—	—	2,795	2,795
Total Exposure (**)	260,584	13,415	2,795	276,793
Impairment losses	224	335	335	894

(*)    Detail of credit quality ratings calculated for Group management purposes.

(**) Amortised cost assets + Loans and advances + loan commitments granted.

For the estimation of expected losses, prospective information is taken into account. Specifically, Santander UK considers five prospective macroeconomic scenarios, which are updated periodically over a 5-year time horizon. The evolution projected for the next five years of the main macroeconomic indicators used by Santander UK to estimate expected losses is presented below:

	Pessimistic	Pessimistic	Base	Optimistic	Optimistic
Magnitudes	scenario 2	scenario 1	scenario	scenario 1	scenario 2
Interest rate	2.30%	2.50%	1.50%	1.30%	1.00%
Unemployment rate	8.60%	6.90%	4.30%	3.80%	2.80%
Housing price change	(9.50)%	(2.00)%	2.00%	2.30%	3.40%
GDP growth	0.30%	0.70%	1.60%	2.10%	2.50%

Each of the macroeconomic scenarios is associated with a given probability of occurrence. In terms of allocation, Santander UK associates the highest weighting with the Base Scenario, while it associates the lowest weightings with the most extreme or acid scenarios. In addition, at December 31, 2018, the weights used by Santander UK reflect the future prospects of the British economy in relation to its current political and economic position so that higher weights are assigned for negative scenarios:

Pessimistic scenario 2	10%
Pessimistic scenario 1	30%
Base scenario	40%
Optimistic scenario 1	15%
Optimistic scenario 2	5%

In relation to the determination of classification in Stage 2, the quantitative criteria applied by Santander UK is based on identifying whether any increase in PD for the expected life of the transaction is greater than both an absolute and a relative threshold. The relative threshold established is common to all portfolios and a transaction is considered to exceed this threshold when the PD for the entire life of the transaction doubles with respect to the PD at the time of initial recognition. The absolute threshold, on the other hand, is different for each portfolio depending on the characteristics of the transactions.

In addition, for each portfolio, a series of specific qualitative criteria is defined to indicate that the exposure has had a significant increase in credit risk, regardless of the evolution of its PD since the time of initial recognition. Santander UK, among other criteria, considers that an operation presents a significant increase in risk when it presents irregular positions for more than 30 days. These criteria depend on the risk management practices of each portfolio.

3.2. Spain

Portfolio overview

Total credit risk (including guarantees and documentary credits) at Santander Spain (including the real estate unit, which is discussed subsequently in more detail) amounted to EUR 227,401 million (24% of the Group’s total), with an adequate level of diversification by both product and customer segment.

The NPL ratio for the total portfolio was 7.32%, 38 bp less than in 2017. This improvement was mainly due to an improved performance of the credit portfolio, the cure of several restructured loans and the sale of loan portfolios.

The coverage rate stood at 44%.

Information on the estimation of impairment losses

Following is the detail of the Santander Spain exposure and impairment losses associated with each of the stages at December 31, 2018. In addition, depending on the current credit quality of the operations, the exposure is divided into three grades (Investment, speculation and default):

Exposure and impairment losses per stage
(Million of euros)
Credit Quality(*)	Stage 1	Stage 2	Stage 3	Total
Investment grade	171,266	289	—	171,555
Speculation grade	25,108	12,603	—	37,711
Default	—	—	14,941	14,941
Total Exposure (**)	196,374	12,892	14,941	224,207
Impairment losses	366	768	5,565	6,699

(*)   Detail of credit quality calculated for the purposes of Grupo Santander’s management

(**) Amortised cost assets + Loans and advances + loan commitments granted.

The remaining legal entities to reach the entire portfolio in Spain (including real estate activity and others) contribute another EUR 125,544, EUR 66 and EUR 1,657 million of exposure, and impairment losses in the amount of EUR 132, EUR 48 and EUR 957 million, in stage 1, stage 2 and stage 3, respectively.

For the estimation of the expected losses, the prospective information is taken into account. Specifically, Santander Spain considers three prospective macroeconomic scenarios, which are updated periodically, during a time horizon of 5 years. The projected evolution for the next five years of the main macroeconomic indicators used by Santander Spain for estimating expected losses is presented below:

	2019-2023
	Pessimistic	Base	Optimistic
Magnitudes	scenario	scenario	scenario
Interest rate	0.30%	0.70%	1.20%
Unemployment rate	15.30%	12.30%	10.80%
Housing price change	0.50%	2.20%	3.80%
GDP growth	1.10%	1.80%	2.60%

Each one of the macroeconomic scenarios is associated with a given probability of occurrence. As for its allocation, Santander Spain associates the Base scenario with the highest weight, while associating the lower weights to the most extreme scenarios:

Pessimistic scenario	30%
Base scenario	40%
Optimistic scenario	30%

In relation to the determination of the classification in stage 2, the quantitative criteria applied by Santander Spain are based on identifying whether any increase in PD for the entire expected life of the operation is greater than an absolute threshold. The threshold established for each portfolio is different depending on the characteristics of the transactions, and a transaction is considered to exceed this threshold when the PD for the entire life of the transaction increases by up to a quarter with respect to the PD it had at the time of initial recognition.

In addition, for each portfolio, a series of specific qualitative criteria are defined that indicate that the exposure has had a significant increase in credit risk, regardless of the evolution of its PD since the time of initial recognition. Santander Spain, among other criteria, considers that an operation presents a significant increase in risk when it presents positions past due for more than 30 days. These criteria depend on the risk management practices of each portfolio.

Portfolio of home purchase loans to families

Residential mortgages in Spain, including Santander Consumer Finance business, amounted to EUR 63,290 million, representing 25% of total credit risk. 99.14% of which have a mortgage guarantee.

	12/31/2018
	Gross	Of which:
In million of euros	amount	non - performing

Home purchase loans to families	63,290	2,493
Without mortgage guarantee	545	54
With mortgage guarantee	62,745	2,439

The portfolio of mortgages granted to acquire homes in Spain have characteristics that maintain its medium-low risk profile which limits the expectations of a potential additional deterioration:

•	Principal is repaid on all mortgages from the start.
•	Early repayment is common so the average life of the transaction is well below that of the contract.
•	High quality of collateral concentrated almost exclusively in financing the first home.
•	Average affordability rate stood at 28%.
•	83% of the portfolio has a LTV below 80%, calculated as total risk/latest available house appraisal.

Breakdown of the credit with mortgage guarantee to households for house acquisition, according to the percentage that the total risk represents on the amount of the latest available valuation (loan to value).

	12/31/18
	Loan to value ratio
		More than	More than	More than
		40% and	60% and	80% and
	Less than or	less than	less than	less than or	More than
In million of euros	equal to 40%	60%	80%	equal to 100%	100%	Total
Gross amount	15,393	18,448	18,484	6,408	4,012	62,745
Of which: watchlist /non-performing	239	366	584	479	771	2,439

Credit policies limit the maximum loan to value to 80% for first residence mortgages and 79.77% in the case of second home mortgages.

Companies portfolio

Credit risk assumed directly with SMEs and Corporates (EUR 145,134 million) is the main lending segment in Spain, including Santander Consumer Finance business (61% of the total).

Most of the portfolio (90%) corresponds to customers who have been assigned an analyst to monitor them continuously throughout the risk cycle.

The portfolio is broadly diversified without significant concentrations by activity sector.

Real estate activity

The real estate activity in Spain includes the loans from clients with activity mainly in real estate development, and who have a specialised management model, holdings in real estate companies and foreclosed assets.

In recent years the Group's strategy has been geared towards reducing these assets. The changes in gross property development loans to customers were as follows:

	Million of euros
	12/31/18	12/31/17	12/31/16
Balance at beginning of year	6,472	5,515	7,388
Foreclosed assets	(100)	(27)	(28)
Banco Popular (perimeter)	—	2,934	—
Reductions (*)	(1,267)	(1,620)	(1,415)
Written-off assets	(293)	(330)	(430)
Balance at end of year	4,812	6,472	5,515

(*)    Includes portfolio sales, cash recoveries and third-party subrogations and new production.

The NPL ratio of this portfolio ended the year at 27.58% (compared with 29.96% at December 2017) due to the decrease of non-performing assets in the troubled loan portfolio and, in particular, to the sharp reduction in lending in this segment. The table below shows the distribution of the portfolio. The coverage ratio of the real estate doubtful exposure in Spain stands at 35.27%.

	12/31/18
		Excess over
		collateral	Specific
Million of euros	Gross amount	value	allowance
Financing for construction and property development recognised by the Group's credit institutions (including land) (business in Spain)	4,812	834	532
Of which: watchlist/ non-performing	1,327	393	468
Memorandum items: Written-off assets	3,675	—	—

12/31/18
Memorandum items: data from the public consolidated balance sheet	Carrying
Million of euros	amount
Total loans and advances to customers excluding the Public sector (business in Spain)	223,921
Total consolidated assets (Total business) (Book value)	1,459,271
Impairment losses and credit risk allowances. Coverage for unimpaired assets (business in Spain)	1,244

At year-end, the concentration of this portfolio was as follows:

Loans: gross
amount
Million of euros	12/31/18
1. Without mortgage guarantee	379
2. With mortgage guarantee	4,433
2.1 Completed buildings	2,691
2.1.1 Residential	1,328
2.1.2 Other	1,363
2.2 Buildings and other constructions under construction	1,071
2.2.1 Residential	609
2.2.2 Other	462
2.3 Land	671
2.3.1 Developed consolidated land	480
2.3.2 Other land	191
Total	4,812

Policies and strategies in place for the management of these risks

The policies in force for the management of this portfolio, which are reviewed and approved on a regular basis by the Group’s senior management, are currently geared towards reducing and securing the outstanding exposure, albeit without neglecting any viable new business that may be identified.

In order to manage this credit exposure, the Group has specialised teams that not only form part of the risk areas but also supplement the management of this exposure and cover the entire life cycle of these transactions: commercial management, legal procedures and potential recovery management.

As has already been disclosed in this section, the Group’s anticipatory management of these risks enabled it to significantly reduce its exposure, and it has a granular, geographically diversified portfolio in which the financing of second residences accounts for a very small proportion of the total.

Mortgage lending on non-urban land represents a low percentage of mortgage exposure to land, while the remainder relates to land already classified as urban or approved for development.

The significant reduction of exposure in the case of residential financing projects in which the construction work has already been completed was based on various actions. As well as the specialised marketing channels already in existence, campaigns were carried out with the support of specific teams of managers for this function who, in the case of the Santander network, were directly supervised by the recoveries business area. These campaigns, which involved the direct management of the projects with property developers and purchasers, reducing sale prices and adapting the lending conditions to the buyers’ needs, enabled loans already in force to be subrogated. These subrogations enable the Group to diversify its risk in a business segment that displays a clearly lower non-performing loans ratio.

In the case of construction-phase projects that are experiencing difficulties of any kind, the policy adopted is to ensure completion of the construction work so as to obtain completed buildings that can be sold in the market. To achieve this aim, the projects are analysed on a case-by-case basis in order to adopt the most effective series of measures for each case (structured payments to suppliers to ensure completion of the work, specific schedules for drawing down amounts, etc.).

The loan approval processes are managed by specialist teams which, working in direct coordination with the sales teams, have a set of clearly defined policies and criteria:

•	Property developers with a robust solvency profile and a proven track record in the market.
•	Medium-high level projects, conducting to contracted demand and significant cities.
•	Strict criteria regarding the specific parameters of the transactions: exclusive financing for the construction cost, high percentages of accredited sales, principal residence financing, etc.
•	Support of financing of government-subsidised housing, with accredited sales percentages.
•	Restricted financing of land purchases dealt with exceptional nature.

In addition to the permanent control performed by its risk monitoring teams, the Group has a specialist technical unit that monitors and controls this portfolio with regard to the stage of completion of construction work, planning compliance and sales control, and validates and controls progress billing payments. The Group has created a set of specific tools for this function. All mortgage distributions, amounts drawn down of any kind, changes made to the grace periods, etc. are authorised on a centralised basis.

Foreclosed properties

At December 31, 2018, the net balance of these assets amounted to EUR 5,226 million (gross amount: EUR 10,333 million; recognised allowance: EUR 5,107 million, of which EUR 3,142 million related to impairment after the foreclosure date).

The following table shows the detail of the assets foreclosed by the businesses in Spain at the end of 2018:

	12/31/18
			Of which:
			impairment
	Gross		losses on assets
	carrying	Valuation	since time of	Carrying
Million of euros	amount	adjustments	foreclosure	amount
Property assets arising from financing provided to construction and property development companies	7,909	4,133	2,733	3,776
Of which:
Completed buildings	3,194	1,202	706	1,992
Residential	1,247	451	211	796
Other	1,947	751	495	1,196
Buildings under construction	299	131	81	168
Residential	287	128	81	159
Other	12	3	—	9
Land	4,416	2,800	1,946	1,616
Developed land	1,616	997	597	619
Other land	2,800	1,803	1,349	997
Property assets from home purchase mortgage loans to households	2,016	851	357	1,165
Other foreclosed property assets	408	123	52	285
Total property assets	10,333	5,107	3,142	5,226

In addition, the Group holds an ownership interest in Project Quasar investments 2017, S.L. (See Note 3.b) for EUR 1,701 million.

In recent years, the Group has considered foreclosure to be a more efficient method for resolving cases of default than legal proceedings. The Group initially recognises foreclosed assets at the lower of the carrying amount of the debt (net of provisions) and the fair value of the foreclosed asset (less estimated costs to sell).Subsequent to initial recognition, the assets are measured at the lower of fair value (less costs to sell) and the amount initially recognised.

The fair value of this type of assets is determined by the Group’s directors based on evidence obtained from qualified valuers or evidence of recent transactions.

The management of real estate assets on the balance sheet is carried out through companies specializing in the sale of real estate that is complemented by the structure of the commercial network. The sale is realised with levels of price reduction in line with the market situation.

The changes in foreclosed properties were as follows:

	Thousand of
	Million of euros (*)
	2018	2017	2016
Gross additions	0.8	1.4	1.3
Disposals	(1.8)	(1.9)	(1.3)
Difference	(1.0)	(0.5)	—

(*)   Without considering the Blackstone transaction (See Note 3).

3.3. United States

Credit risk at Santander Consumer Holding USA, Inc, increased to EUR 92,1523 million at the end of December (representing 10% of the Group’s total), is made up of the following business units:

Santander Bank, National Association: business is focused on retail and commercial banking (83%), of which 35% is with individuals and approximately 65% with corporates. One of the main strategic goals is to continue to enhance the wholesale banking business (17%)

3 Includes EUR 9.5 million of SH USA investment.

The NPL ratio continues to decline, standing at 0.88%  (-33 bp in the year) in December. This reduction is explained by a proactive management of certain exposures and the favourable macro development showed in the improvement of customer’s credit risk profile in corporates and individuals portfolios. The cost of credit remains at stable levels of 0.24% despite the increase in some segment’s coverage ratios.

Information on the estimation of impairment losses

Following is the detail of Santander Bank, National Association exposure and impairment losses associated with each of the stages at December 31, 2018. In addition, depending on the current credit quality of the operations, the exposure is divided into three grades (Investment, speculation and default):

Exposure and impairment loss by stage
(Million of euros)
Credit quality(*)	Stage 1	Stage 2	Stage 3	Total
Investment grade	5,149	—	—	5,149
Speculation grade	60,391	3,784	—	64,175
Default	—	—	448	448
Total Exposure (**)	65,540	3,784	448	69,772
Impairment losses	233	204	105	542

(*)    Detail of credit quality ratings calculated for Group management purposes.

(**) Amortised cost assets + Loans and advances + loan commitments granted.

For the estimation of expected losses, prospective information is taken into account. Specifically, Santander Bank, National Association considers three prospective macroeconomic scenarios, which are updated periodically over a 5-year time horizon. The evolution projected for the next five years of the main macroeconomic indicators used Santander Bank, National Association to estimate expected losses is presented below:

	2019-2023
	Favorable	Base	Unfavorable
Magnitudes	scenario	scenario	scenario
Interest rate	1.30%	2.80%	3.60%
Unemployment rate	6.90%	4.20%	3.80%
House price change	2.20%	3.90%	3.90%
GDP growth	1.50%	2.10%	2.80%

Each of the macroeconomic scenarios is associated with a given probability of occurrence. As for its allocation, Santander Bank, National Association associates the highest weighting to the Base scenario, while associates the lowest weightings to the most extreme scenarios:

Unfavourable scenario	20%
Base scenario	60%
Favourable scenario	20%

In relation to the determination of Stage 2 classification, the quantitative criteria applied at Santander Bank, National Association are based on identifying whether any increase in PD for the expected life of the transaction is greater than a series of absolute thresholds. Each portfolio has a set of thresholds in accordance with the characteristics and credit risk profile of the products composing it, and a transaction is considered to exceed these thresholds when the PD for the entire life of the transaction increases by up to double with respect to that which it had at the time of initial recognition. In addition, Santander Bank, National Association also assesses the risk of its operations by comparing the FICO (Fair Isaac Corporation) rating of each of them at the present time with respect to the one they had at the time of their recognition, establishing a different absolute threshold for each portfolio according to their characteristics.

Additionally, for each portfolio, a series of specific qualitative criteria are defined, which indicate that the exposure has had a significant increase in credit risk, regardless of the evolution of its PD since the initial recognition. Santander Bank, National Association, among other criteria, considers that a transaction presents a significant increase in risk when it has irregular positions for more than 30 days. These criteria depend on the risk management practices of each portfolio

Santander Consumer USA Holdings Inc. (SC USA): The risk indicators for SC USA are higher than those of the other United States units, due to the nature of its business, which focuses on auto financing through loans and leasing (97%), seeking the optimisation of the returns associated to the risk assumed. SC USA´s lending also includes a smaller personal lending portfolio (3%).

The NPL rate, however, increased to 7.73%, mainly due to the maturity of those loans forborne in 2017 (hurricanes). The cost of credit, at the end of December stood at 10.01% (+17 bp in the year), due to the average investment lower growth as a result of the vintages amortisation from high production exercises (2015), partially mitigated by the increase in recoveries efficiency and the positive evolution of the used car price. The coverage ratio remains at high levels, 155%.

Information on the estimation of impairment losses

Following is a detail of the Santander Consumer USA Holdings Inc. exposure and impairment losses associated with each of the stages at December 31, 2018. In addition, depending on the current credit quality of the operations, the exposure is divided into three grades (Investment, speculation and default):

Exposure and impairment losses by stage
(Million of euros)
Credit Quality (*)	Stage 1	Stage 2	Stage 3	Total
Investment grade	224	—	—	224
Speculation grade	20,313	6,600	—	26,913
Default	—	—	2,218	2,218
Total Exposure (**)	20,537	6,600	2,218	29,355
Impairment losses	824	1,720	667	3,211

(*)    Detail of credit quality ratings calculated for Group management purposes

(**)  Amortised cost assets + Loans and advances + loan commitments granted.

In relation to the methodology used to calculate impairment losses, Santander Consumer USA uses a method for calculating expected losses based on the use of risk parameters: EAD (Exposure at Default), PD (Probability of Default) and LGD (Loss Given Default). The expected loss of an operation is the result of adding the estimated monthly expected losses of the same during its entire life, unless the operation is classified in Stage 1 (on those used for the Santander Corporate Investment Banking portfolios see section 3.5) which will correspond to the sum of the estimated monthly expected losses during the following 12 months.

In general, there is an inverse relationship between credit quality of transactions and projections of impairment losses so that transactions with better credit quality require a lower expected loss. Credit quality of transactions, reflected in the internal rating associated with each transaction or the client, shown in the likelihood of default of the transactions.

For the estimation of expected losses, prospective information should be taken into account. Specifically, Santander Consumer USA Holdings Inc. considers three prospective macroeconomic scenarios, periodically updated over a 5-year time horizon. The evolution projected for the next five years of the main macroeconomic indicators used by in Santander Consumer USA Holdings Inc in the estimation of expected losses is shown below:

	2019-2023
	Pessimistic	Base	Optimistic
Magnitudes	scenario	scenario	scenario
Interest rate	1.30%	2.80%	3.60%
Unemployment rate	6.90%	4.20%	3.80%
Housing price growth	2.20%	3.90%	3.90%
GDP Growth	1.50%	2.10%	2.80%

Each of the macroeconomic scenarios is associated with a given probability of occurrence. Santander Consumer USA Inc. associates the highest weighting to the Base scenario, whereas it associates the lowest weightings to the most extreme or acid scenarios:

Pessimistic scenario	20%
Base scenario	60%
Optimistic scenario	20%

In relation to the classification measurement in Stage 2, the quantitative criteria applied by Santander Consumer USA Inc. are based on identifying whether any increase in PD for the expected life of the transaction exceeds a series of absolute thresholds. Each portfolio has a set of thresholds in accordance with the characteristics and credit risk profile of the products in the portfolio, considering that one transaction exceeds these thresholds when the PD for the entire life of the transaction doubles it in comparison to the one that had at the beginning. In addition, Santander Consumer USA Inc. also assesses the risk of its transactions by comparing the FICO (Fair Isaac Corporation) rating of each of them at the current period, in comparison to what they had at the beginning, establishing different absolute thresholds for each portfolio depending on its characteristics.

Additionally, for each portfolio, a series of specific qualitative criteria are defined, which indicate that the exposure has had a significant increase in credit risk, regardless of the evolution of its PD since the initial recognition. Santander Consumer USA Holdings Inc. among other criteria, considers that a transaction presents a significant increase in risk when it has irregular positions for more than 30 days. These criteria depend on the risk management practices of each portfolio.

3.4. Brazil

Credit risk in Brazil amounts to EUR 82,212 million, representing an increase of 1.4% vs. 2017 due to the depreciation of the Brazilian currency, excluding the exchange rate effect, recorded growth is 13%. Santander Brazil therefore accounts for 9% of the Group’s credit lending.

Santander Brazil is adequately diversified and has an increasingly marked retail profile, with more than 60% of loans extended to individuals, consumer financing and SMEs.

Information on the estimation of impairment losses

The Santander Brazil exposure’s detail and impairment losses associated with each of the stages at December 31, 2018 is presented. In addition, depending on the current credit quality of the operations, the exposure is divided into three grades (Investment, speculation and default):

Exposure and impairment losses
(Million of euros)
Credit Quality(*)	Stage 1	Stage 2	Stage 3	Total
Investment grade	51,150	472	—	51,622
Speculation grade	56,884	5,334	—	62,218
Default	—	—	4,223	4,223
Total Exposure (**)	108,034	5,806	4,223	118,063
Impairment losses	997	768	2,889	4,654

(*)    Detail of credit quality ratings calculated for Group management purposes.

(**)  Amortised cost assets + Loans and advances + loan commitments granted.

For the estimation of expected losses, prospective information is taken into account. Particularly, Santander Brazil considers three prospective macroeconomic scenarios, periodically updated, over a time horizon of 5 years. The evolution projected for the next five years of the main macroeconomic indicators used to estimate the expected losses in Santander Brazil is as follows:

	2019-2023
	Pessimistic	Base	Optimistic
Magnitudes	scenario	scenario	scenario
Interest rate	11.00%	7.70%	6.00%
Unemployment rate	16.30%	9.90%	8.60%
Housing price c	(1.40)%	4.30%	5.90%
GDP Growth	(1.20)%	2.40%	3.50%

Each macroeconomic scenario is associated with a determined likehood of occurrence. Regarding its assignation, Brazil links the highest weight to the base scenario whilst links the lowest weights to the most extreme scenarios:

Pessimistic scenario	10%
Base scenario	80%
Optimistic scenario	10%

With respect to the determination of the classification in Stage 2, the quantitative criteria that are applied are based on identifying whether any increase in the PD for all the expected life of the operation is higher than an absolute threshold. Santander Brazil, for the purposes of a better integration in its portfolio management, has adapted the rating of the operations to PD thresholds, setting out different thresholds for each portfolio according to the characteristics of the operations.

In addition, for every portfolio, a set of specific qualitative criteria are defined to indicate that the exposure to credit risk has significantly risen, regardless of the evolution of its PD since the initial recognition. Santander Brazil, among other criteria, considers that an operations involves a significant increase in risk when it presents irregular positions for more than 30 days, but in Real State, Consigned and Financial portfolios, where, due to their particular attributes, they use a 60 days threshold. Such criteria depend upon each portfolio’s risk management practices.

3.5. Santander Corporate & Investment Banking

The detail of exposure and impairment losses presented for the main geographies includes the portfolios of Santander Corporate & Investment Banking. In this sense, due to the type of customers managed in these portfolios, large multinational companies, the Group uses its own credit risk models. These models are common to different geographies using their own macroeconomic scenarios.

The average projected evolution for the next years of the GDP projected for the next few years is presented, which has been used for the estimation of the expected losses, together with the weighting of each scenario:

	2019-2023
	Pessimistic	Base	Optimistic
Magnitudes	scenario	scenario	scenario
Global GDP Growth	2.7%	3.6%	4.2%

Each macroeconomic scenarios is associated with a determined likehood of occurrence. As for its allocation, Santander Corporate & Investment Banking associates the highest weight with the Base Scenario, while associating the lower weights with the more extreme scenarios.

Pessimistic scenario	20%
Base scenario	60%
Optimistic scenario	20%

4.    Other credit risk aspects

4.1. Credit risk by activity in the financial markets

This section covers credit risk generated in treasury activities with customers, mainly with credit institutions. Transactions are undertaken through money market financial products with different financial institutions and through counterparty risk products which serve the Group’s customer’s needs.

According to regulation (EU) 575/2013, counterparty credit risk is the risk that a client in a transaction could default before the definitive settlement of the cash flows of the transaction. It includes the following types of transactions: derivative instruments, transactions with repurchase commitment, stock and commodities lending, operations with deferred settlement and financing of guarantees.

There are two methodologies for measuring this exposure: (i) mark-to-market (MtM) methodology (replacement value of derivatives) plus potential future exposure (add-on) and (ii) the calculation of exposure using Monte Carlo simulation for some countries and products. The capital at risk or unexpected loss is also calculated, i.e. the loss which, once the expected loss has been subtracted, constitutes the economic capital, net of guarantees and recoveries.

After markets close, exposures are re-calculated by adjusting all transactions to their new time frame, adjusting the potential future exposure and applying mitigation measures (netting, collateral, etc.), so that the exposures can be controlled directly against the limits approved by senior management. Risk control is performed through an integrated system and in real time, enabling the exposure limit available with any counterparty, product and maturity and in any of Santander’s subsidiaries to be known at any time.

4.2. Concentration risk

Concentration risk control is a vital part of management. The Group continuously monitors the degree of concentration of its credit risk portfolios using various criteria: geographical areas and countries, economic sectors and groups of customers.

The board, via the risk appetite framework, determines the maximum levels of concentration. In line with these maximum levels and limits, the executive risk committee establishes the risk policies and reviews the appropriate exposure levels for the adequate management of the degree of concentration in Santander's credit risk portfolios.

The Group is subject to the regulation on large risks contained in the CRR, according to which the exposure contracted by an entity with a customer or group of customers linked among themselves will be considered a large exposure when its value is equal or greater  than 10% of eligible capital. In addition, in order to limit large exposures, no entity can assume exposures exceeding 25% of its eligible capital with a single customer or group of linked customers, after taking into account the credit risk reduction effect contained in the regulation.

Having applied the risk mitigation techniques, no groups triggered these thresholds at the end of December.

Regulatory credit exposure with the 20 largest groups within the scope of large risks represented 4.47% of the outstanding credit risk with customers (lending to customers plus off-balance sheet risks) as of December 2018.

The detail, by activity and geographical area of the counterparty, of the concentration of the Group's risk at December 31, 2018 is as follows:

	12/31/18
			Other EU		Rest of the
Million of euros	Total	Spain	countries	America	world
Central banks and Credit institutions	244,523	60,562	94,532	75,460	13,969
Public sector	177,207	64,528	38,112	67,943	6,624
Of which:
Central government	157,656	53,060	34,497	63,490	6,609
Other central government	19,551	11,468	3,615	4,453	15
Other financial institutions (financial business activity)	102,985	16,378	54,473	25,751	6,383
Non-financial companies and individual entrepeneurs (non-financial business activity) (broken down by purpose)	383,708	126,503	117,261	126,098	13,846
Of which:
Construction and property development	27,699	5,578	4,674	17,311	136
Civil engineering construction	5,606	3,352	1,642	595	17
Large companies	220,192	56,547	72,406	78,850	12,389
SMEs and individual entrepreneurs	130,211	61,026	38,539	29,342	1,304
Households – other (broken down by purpose)	491,836	89,407	276,667	116,686	9,076
Of which:
Residential	314,048	62,232	210,218	40,696	902
Consumer loans	156,806	18,065	64,258	68,872	5,611
Other purposes	20,982	9,110	2,191	7,118	2,563
Total (*)	1,400,259	357,378	581,045	411,938	49,898

(*)    For the purposes of this table, the definition of risk includes the following items in the public balance sheet:

Loans and advances to credit institutions, Loans and advances to Central Banks, Loans and advances to Customers, Debt Instruments, Equity Instruments, trading Derivatives, Hedging derivatives, Investments and financial guarantees given.

4.3. Sovereign risk and exposure to other public sector entities

As a general criteria in the Group, sovereign risk is that related to transactions with a central bank (including the regulatory cash reserve requirement), Treasury issuances risk (public debt portfolio) and that related to transactions with public institutions with the following features: their funds only come from the state’s budgeted income and the activities are of a non-commercial nature.

These criteria, historically used by the Group, differ in some respects from that applied by the European Banking Authority (EBA) for its regular stress exercises. The main differences are that the EBA’s criterion does not include deposits with central banks, exposures with insurance companies, indirect exposures via guarantees and other instruments. On the other hand, the EBA does include public administrations in general (including regional and local bodies), not only the central state sector.

According to the management Group criteria, local sovereign exposure in currencies other than the official currency of the country of issuance is not very significant (EUR 8,901 million, 3.5% of total sovereign risk), and exposure to non-local sovereign issuers involving cross-border risk is even less significant (EUR 3,906 million, 1.5% of total sovereign risk).

Sovereign exposure in Latin America is mostly in local currency, and is recognised in the local accounts and concentrated in short-term maturities with lower interest rate risk and higher liquidity.

The exposure in the table below is disclosed following the latest amendments of the regulatory reporting framework carried out by the EBA, which entered into force in 2018:

	Million of euros
	12/31/18
	Portfolio
				Non-trading
		Financial assets		financial assets
	Financial assets	at fair value	Financial	mandatorily
	designated at fair	through other	assets at	at fair value	Total
	value through profit	comprehensive	amortised	through	net direct
Country	or loss	income	cost	profit or loss	exposure
Spain	1,143	27,078	21,419	—	49,640
Portugal	(43)	4,794	4,002	—	8,753
Italy	(204)	—	465	—	261
Greece	—	—	—	—	—
Ireland	—	—	—	—	—
Rest of eurozone	503	953	1,322	—	2,778
United Kingdom	1,013	1,190	8,666	—	10,869
Poland	2,015	9,203	11	—	11,229
Rest of Europe	—	84	245	—	329
United States	426	6,138	2,113	5	8,682
Brazil	1,839	20,540	3,782	893	27,054
Mexico	3,320	4,279	2,816	—	10,415
Chile	160	1,596	20	—	1,776
Other American countries	103	340	450	—	893
Rest of the world	—	5,688	534	—	6,222
Total	10,275	81,883	45,845	898	138,901

5.    Credit risk management

The credit risk management process consists of identifying, analysing, controlling and deciding on the credit risk incurred by the Group's operations. It considers a holistic view of the credit risk cycle including transaction, customer and portfolio view. Both business and risk areas, together with the senior management participate in the management process.

The identification of credit risk is a key component for the active management and effective control of portfolios. The identification and classification of external and internal risks in each business allows corrective and mitigating measures to be adopted.

5.1. Planning

Identification

Planning allows to set business targets and define specific action plans, within the risk appetite established by the Group. These targets are met by assigning the necessary means (models, resources, systems).

Strategic commercial plans

Strategic commercial plans (SCPs) are a basic management and control tool for the Group’s credit portfolios. The SCPs are prepared jointly by the commercial and risks areas, and define the commercial strategies, risk policies and measures/infrastructures required to meet the annual budget targets. These three factors are considered as a whole, ensuring a holistic view of the portfolio to be planned and allowing a map of all the Group’s credit portfolios to be drawn.

SCP management integration provides at all times an updated view on the credit portfolios quality, allows to measure credit risk, perform internal controls and periodic monitoring of planned strategies, anticipate deviations and identify significant changes in risk and its potential impact, as well as the application of corrective actions.

The SCPs approval corresponds to the risk executive committee or equivalent body of each entity previous to its validation at Group level in the corporate risk executive committee. The periodic monitoring of SCPs is carried out by the same bodies that approve and validate them.

The process pursues the SCPs alignment with the capital objectives of the Group's units.

Scenario analysis

Credit risk scenario analysis enables senior management to better understand the portfolio evolution in the face of market conditions and changes in the environment. It is a key tool for assessing the sufficiency of capital provisions for stress scenarios.

Scenario analysis is applied to all of the Group's significant portfolios, usually over a 3-year horizon. The process involves the following main stages:

•

Definition of benchmark scenarios, either central or most plausible scenarios (baseline), as well as less likely and more adverse economic scenarios (stress scenarios). A global stress scenario is a world crisis situation that impacts each of the countries in which the Group operates. In addition, a local stress scenario impacts in an isolated way some of the main units with a greater degree of stress than the global stress scenario.

•

Determination of risk parameters value (probability of default, loss given default, etc.) for the scenarios defined. These parameters are established using internally developed statistical-econometric models, based on default and historical losses, in relation to historical data for macroeconomic variables taking into consideration a complete economic cycle.

•

Adaptation of the projection methodology to IFRS9, with an impact on the estimation of the expected loss in each of the IFRS9 stages, associated with each of the scenarios put forward, as well as with other important credit risk metrics deriving from the parameters obtained (non-performing loans, provisions, allowances, etc.).

•	Analysis and rationale for the credit risk profile evolution at portfolio, segment, unit and Group levels, in different scenarios and compared to previous years.
•	Integration of management indicators to supplement the analysis of the impact caused by macroeconomic factors on risk metrics.
•	Likewise, the process is completed with a set of controls and backtesting that ensure the adequacy of metrics and calculations.

The entire process takes place within a corporate governance framework, and is adapted to the growing importance of this framework as well as market best practices, assisting the Group's senior management in gathering knowledge for decision making.

5.2 Assessment of the risk and credit rating process

The connection between the credit risk appetite of the Group and management of the credit portfolios is implemented through the SCPs, which define the portfolio and new originations limits in order to anticipate the portfolio risk profile. The transposition and cascading down of the Group's risk appetite framework credit risk metrics, strengthens the existing control over credit portfolios.

The Group has processes that determine the risk that each customer is able to assume. These limits are set jointly by the business and risks areas and have to be approved by the Executive risk committee (or committees in which it has delegated such authority) and reflect the expected results of the business in terms of risk-return.

In order to assign a rating that reflects the credit quality of the customer, the Group uses valuation and parameter estimation models in each of the segments where it operates: SCIB (Santander Corporate & Investment Banking: sovereigns, financial institutions and large corporates), commercial banking, institutions, SMEs and individuals.

The decision models applied are based on credit rating drivers which are monitored and controlled in order to calibrate and precisely adjust the decisions and ratings they assign. Depending on the segment, drivers may be:

•

Rating: resulting from the application of mathematical algorithms incorporating a quantitative model based on balance sheet ratios or macroeconomic variables, and a qualitative module supplemented by the analyst's expert judgement. Used for the SCIB, commercial banking, institutions and SMEs (treated on an individual basis) segments.

•	Scoring: an automatic assessment system for credit applications. It automatically assigns an individual grade to the customer for subsequent decision making.

Parameter estimation models are obtained through econometric statistical models, internally developed, based on historical loss and default of the portfolios for which they are developed and used to calculate the economic and regulatory capital of each portfolio.

Periodic model monitoring and evaluation is carried out, assessing among others, the adequacy of its use, its predictive capacity, correct performance, and level of granularity. In the same way, the existence and compliance of the policies corresponding to each and every segment is verified (these policies enable the execution of business plans defined under the approved risk appetite).

The resulting ratings are regularly reviewed, incorporating the latest available financial information and experience in the development of banking relations. The depth and frequency of the reviews are increased in the case of customers who require a more detailed monitoring or through automatic warnings in the systems.

5.3. Limits, pre-classifications and pre-approvals definition

There are different limit models depending on the segment:

•

Large corporate groups: we use a pre-classification model based on a system for measuring and monitoring economic capital. The result is the level of risk that the Group is willing to assume with a customer/group, in terms of Capital at Risk, nominal CAP, and maximum periods according to the type of transaction (in the case of financial entities, limits are managed through Credit Equivalent Risk (CER). It includes the actual and expected risk with a customer based on its usual operations, always within the limits defined in the risk appetite and established credit policies.

•

Corporates and institutions that meet certain requirements (deep knowledge, rating, etc.): we use a more simplified pre-classification model through an internal limit that establishes a reference of the level of risk to be assumed with the customer. The criteria will include, among others, repayment capacity, debt in the system and the banking pool distribution.

In both cases, transactions over certain thresholds or with specific characteristics might require the approval of an analyst or committee.

•

For individual customers and SMEs with low turnover, large volumes of credit transactions can be managed more easily with the use of automatic decision models for classifying the customer/ transaction binomial.

In specific situations where a series of requirements are met, pre-approved transactions are granted to customers or potential customers (campaigns).

5.4. Transaction decision-making

As a general rule, from a risk admission point of view, the concession criteria are linked to the payment capacity of the borrower to comply, in time and form, with the total of the assumed financial obligations – this does not imply an impediment to requiring a higher level of real or personal guarantees.

The payment capacity will be evaluated based on the funds or net cash flows from the customer´s businesses or usual sources of income, without depending on guarantors or assets given as collateral. Such guarantors or assets should always be considered, when evaluating the approval of the transaction, as a second and exceptional way of recovery in case the first has failed.

In general, a guarantee is defined as a reinforcement measure added to a credit transaction for the purpose of mitigating the loss due to a breach of the payment obligation.

Mitigation techniques implementation follows the minimum requirements established in the guarantee management policy: legal certainty (possibility of legally requiring the settlement of guarantees at all times), the lack of substantial positive correlation between the counterparty and the value of the collateral, the correct documentation of all guarantees, the availability of documentation for the methodologies used for each mitigation technique and appropriate monitoring, traceability and regular control of the goods/assets used for the guarantee.

In Santander we apply several credit risk mitigation techniques on the basis, among other factors, of the type of customer and product. Some are inherent to specific transactions (e.g. real estate guarantees) while others apply to a series of transactions (e.g. derivatives netting and collateral). The different mitigation techniques can be grouped into the following categories:

•	Personal guarantees
•	Guarantees from credit derivatives
•	Real guarantees

Effective guarantees are those real and personal guarantees for which its effectiveness as a credit risk mitigant is proved and whose valuation complies with the established policies and procedures. The analysis of the effectiveness of the guarantees must take into account, among others, the necessary time for the execution and ability to enforce the guarantees.

5.5. Monitoring / Anticipation

Monitoring business performance on a regular basis, and comparing performance against agreed plans is a key risk management activity.

All customers must be monitored on an ongoing and holistic manner that enables the earliest possible detection of any incidents that may arise impacting the customer’s credit rating. Monitoring is carried out through an ongoing review of all customers, assigning a monitoring classification, establishing pre-defined actions associated to each classification and executing specific measures (pre-defined or ad-hoc) to correct any deviations that could have a negative impact for the Group.

In this monitoring, the consideration of forecasts and transactions characteristics throughout its life, is assured. It also takes into consideration any variations that may have occurred in the classification and its adequacy in the moment of the review.

Monitoring is carried out by local and global Risk teams, supplemented by Internal Audit. It is based on customer segmentation:

•

In the SCIB segment, monitoring, in the first instance, is a direct function of both the commercial manager and the risk analyst, who maintain the direct relationship with the customer and manage the portfolio. This function ensures that an up-to-date view of the customers’ credit quality is always available and allows anticipating situations of concern and taking the necessary actions.

•

In the commercial banking, institutions and SMEs with an analyst assigned, the function consists in identifying and tracking customers whose situations require closer monitoring, reviewing ratings and continuously analysing indicators.

•

In the individual customers, businesses and SMEs with low turnover segments monitoring is carried out through automatic alerts for the main indicators, in order to detect shifts in the performance of the loan portfolio with respect to the forecasts in strategic plans.

5.6. Recovery and collections management

Recovery activity is a significant element in the Group’s risk management. This function is carried out by the Recoveries area, which defines a global strategy and an enterprise-wide focus for recovery management.

The Group has a corporate recovery management model that sets the guidelines and general lines of action to be applied in the different countries, taking always into account the local particularities that the recovery activity requires, such as economic environment, business model or a mixture of both.

Recovery has been aligned with the socio-economic reality of the Group's countries and different risk management mechanisms are used with adequate prudential criteria considering unpaid debt conditions.

The diverse features of Santander´s customers make segmentation necessary in order to manage recoveries adequately. Mass management of large groups of customers with similar profiles and products is conducted through processes with a high technological and digital component, while personalised management focuses on customers who, because of their profile, require a specific manager and more customised management.

Recovery management is divided into four stages: irregularity or early non-payment, non-performing loans recoveries, write-offs recoveries and management of foreclosed assets.

The management scope for the recovery function includes non-productive assets (NPAs), corresponding to the forborne portfolios, NPLs, write-off loans and foreclosed assets, where the Group may use mechanisms to rapidly reduce these assets, such as portfolios or foreclosed assets sales. Therefore, the Group is constantly seeking alternative solutions to juridical processes for collecting debt.

In the write-off loans category, debt instruments are included, whether due or not, for which, after an individualised analysis, their recovery is considered remote due to a notorious and unrecoverable impairment of the solvency of the transaction or the holder. Classification in this category involves full cancellation of the gross carrying amount of the loan and it’s derecognition, which does not mean that the Group interrupts negotiations and legal proceedings to recover its amount.

Forborne loan portfolio

The Group has a corporate forbearance policy  which acts as a reference for the different local transpositions of all its subsidiaries. These share the general principles established by the Bank of Spain and the EBA. This policy includes the requirements arising from the implementation of IFRS9.

This policy defines forbearance as the modification of the payment conditions of a transaction to allow a customer who is experiencing financial difficulties (current or foreseeable), to fulfil their payment obligations. If the modification was not made, it would be reasonably certain that the customer would not be able to meet their financial obligations. The modification could be made to the original transaction or through a new transaction replacing the previous one.

In addition, this policy also sets down rigorous criteria for the evaluation, classification and monitoring of such transactions, ensuring the strictest possible care and diligence in their granting and follow up. Therefore, the forbearance transaction must be focused on recovery of the amounts due, the payment obligations must be adapted to the customer's actual situation and losses must be recognised as soon as possible if any amounts are deemed irrecoverable.

Forbearances may never be used to delay the immediate recognition of losses or to hinder the appropriate recognition of risk of default.

Further, the policy defines the classification criteria for the forborne transactions in order to ensure that the risks are suitably recognised, bearing in mind that they must remain classified as non-performing or in watch-list for a prudential period of time (aligned with Regulation EU 680/2014) to attain reasonable certainty that repayment capacity can be recovered.

The forborne portfolio stood at EUR 41,234 million at the end of December. In terms of credit quality, 49% is classified as non-performing loans, with average coverage of 53%  (26% of the total portfolio).

The following terms are used in Bank of Spain Circular 4/2017 of Bank of Spain with the meanings specified:

•

Refinancing transaction: transaction that is granted or used, for reasons relating to current or foreseeable financial difficulties of the borrower, to repay one or more of the transactions granted to it, or through which the payments on such transactions are brought fully or partially up to date, in order to enable the borrowers of the cancelled or refinanced transactions to repay their debt (principal and interest) because they are unable, or might foreseeably become unable, to comply with the conditions thereof in due time and form.

•

Restructured transaction: transaction with respect to which, for economic or legal reasons relating to current or foreseeable financial difficulties of the borrower, the financial terms and conditions are modified in order to facilitate the payment of the debt (principal and interest) because the borrower is unable, or might foreseeably become unable, to comply with the aforementioned terms and conditions in due time and form, even if such modification is envisaged in the agreement.

CURRENT REFINANCING AND RESTRUCTURING BALANCES

	12/31/18
	Total							Of which: Non-performing/Doubtful
							Impairment							Impairment
	Without real guarantee		With real guarantee				of	Without real guarantee		With real guarantee				of
					Maximum amount of the		accumulated					Maximum amount of the		accumulated
					actual collateral that can		value or					actual collateral that can		value or
					be considered.		accumulated					be considered.		accumulated
Amounts in million of euros, except					Real	Rest of	losses in fair					Real	Rest of	losses in fair
number of transactions that are in	Number of	Gross	Number of	Gross	estate	real	value due to	Number of	Gross	Number of	Gross	estate	real	value due to
units.	transactions	amount	transactions	amount	guarantee	guarantees	credit risk	transactions	amount	transactions	amount	guarantee	guarantees	credit risk
Credit entities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Public sector	37	76	16	18	11	4	6	13	7	9	4	4	—	2
Other financial institutions and: individual shareholder	265	11	135	38	16	15	10	110	3	75	16	9	—	9
Non-financial institutions and individual shareholder	187,192	7,383	44,452	13,039	8,116	1,321	6,339	121,445	4,669	26,122	8,156	5,058	689	5,851
Of which: financing for constructions and property development	426	313	1,889	1,932	1,600	30	620	328	245	1,369	1,329	1,038	28	594
Other warehouses	1,578,622	3,476	824,591	17,193	7,905	4,016	4,352	874,840	1,668	181,469	5,834	3,505	823	2,772
Total	1,766,116	10,946	869,194	30,288	16,048	5,356	10,707	996,408	6,347	207,675	14,010	8,576	1,512	8,634
Financing classified as non-current assets and disposable groups of items that have been classified as held for sale	—	—	—	—	—	—	—	—	—	—	—	—	—	—

The transactions presented in the foregoing tables were classified at December 31, 2018 by nature, as follows:

•

Non-performing: Operations that rest on an inadequate payment scheme will be classified within the non-performing category, regardless they include contract clauses that delay the repayment of the operation throughout regular payments or present amounts written off the balance sheet for being considered irrecoverable.

•

Performing: Operations not classifiable as non-performing will be classified within this category. Operations will also will be classified as normal if they have been reclassified from the non-performing category for complying with the specific criteria detailed below:

a)	A period of a year must have expired from the refinancing or restructuring date.
b)

The owner must have paid for the accrued amounts of the capital and interests, thus reducing the rearranged capital amount, from the date when the restructuring of refinancing operation was formalised.

c)	The owner must not have any other operation with amounts past due by more than 90 days on the date of the reclassification to the normal risk category.

The table below shows the changes in 2018 in the forborne loan portfolio:

Million of euros	2018	2017
Beginning balance	36,164	37,365
Refinancing and restructuring of the period	10,191	12,675
Memorandum item: impact recorded in the income statement for the period	2,659	2,406
Debt repayment	(11,126)	(9,107)
Foreclosure	(731)	(950)
Derecognised from the consolidated balance sheet	(3,660)	(5,334)
Others variations	(311)	1,515
Balance at end of year	30,527	36,164

51% of the forborne loan transactions are classified as other than non-performing. Particularly noteworthy are the level of existing guarantees (52% of transactions are secured by collateral) and the coverage provided by specific allowances (representing 26% of the total forborne loan portfolio and 42% of the non-performing portfolio).

c)  Trading market risk, structural and liquidity risk

Activities subject to market risk and types of market risk

The perimeter of activities subject to market risk involves operations where patrimonial risk is assumed as a consequence of variations in market factors. Thus they include trading risks and also structural risks, which are also affected by market shifts.

This risk arises from changes in risk factors - interest rates, inflation rates, exchange rates, stock prices, credit spreads, commodity prices and the volatility of each of these elements - as well as from the liquidity risk of the various products and markets in which the Group operates, and balance sheet liquidity risk:

•

Interest rate risk is the possibility that changes in interest rates could adversely affect the value of a financial instrument, a portfolio or the Group as a whole. It affects loans, deposits, debt securities, most assets and liabilities in the trading books and derivatives, among others.

•

Inflation rate risk is the possibility that changes in inflation rates could adversely affect the value of a financial instrument, a portfolio or the Group as a whole. It affects instruments such as loans, debt securities and derivatives, where the return is linked to inflation or to a change in the actual rate.

•

Exchange rate risk is the sensitivity of the value of a position in a currency other than the base currency to a movement in exchange rates. Hence, a long or open position in a foreign currency will produce a loss if that currency depreciates against the base currency. Among the exposures affected by this risk are the Group’s investments in subsidiaries in non-euro currencies, as well as any foreign currency transactions.

•

Equity risk is the sensitivity of the value of positions in equities to adverse movements in market prices or expectations of future dividends. Among other instruments, this affects positions in shares, stock market indices, convertible bonds and derivatives using shares as the underlying asset (put, call, equity swaps, etc.).

•

Credit spread risk is the risk or sensitivity of the value of positions in fixed income securities or in credit derivatives to movements in credit spread curves or in recovery rates associated with issuers and specific types of debt. The spread is the difference between financial instruments listed with a margin over other benchmark instruments, mainly the interest rate risk of Government bonds and interbank interest rates.

•

Commodities price risk is the risk derived from the effect of potential changes in commodities prices. The Group’s exposure to this risk is not significant and is concentrated in derivative transactions on commodities with customers.

•

Volatility risk is the risk or sensitivity of the value of a portfolio to changes in the volatility of risk factors: interest rates, exchange rates, shares, credit spreads and commodities. This risk is incurred by all financial instruments where volatility is a variable in the valuation model. The most significant case is the financial options portfolio.

All these market risks can be partly or fully mitigated by using options, futures, forwards and swaps.

In addition to the above market risks, balance sheet liquidity risk must also be considered. Unlike market liquidity risk, balance sheet liquidity risk is defined as the possibility of not meeting payment obligations on time, or doing so at excessive cost. Among the losses caused by this risk are losses due to forced sales of assets or margin impacts due to the mismatch between expected cash inflows and outflows.

1.    Trading market risk management

The Group's trading risk profile remained moderately low in 2018, in line with previous years, due to the fact that the Group’s activity has traditionally focused on providing services to its customers, with only limited exposure to complex structured assets, as well as geographic diversification and risk factors.

The standard methodology Santander Group applies to trading activities is Value at Risk (VaR), which measures the maximum expected loss with a certain confidence level and time frame. The standard for historic simulation is a confidence level of 99% and a time frame of one day. Statistical adjustments are applied enabling the most recent developments affecting the levels of risk assumed to be incorporated efficiently and on a timely manner. A time frame of two years or at least 520 days from the reference date of the VaR calculation is used. Two figures are calculated every day: one applying an exponential decay factor that accords less weight to the observations furthest away in time and another with the same weight for all observations. The higher of the two is reported as the VaR.

The detail of the metrics risk related to the Group’s balance sheet items as of December 31, 2018 is as follows:

	Balance
	sheet	Main market risk metric
Million of euros	amount	VaR	Other	Main risk factor for "Other" balance
Assets subject to market risk
Cash, cash balances at central banks and other deposits on demand	113,663	—	113,663	Interest rate
Financial assets held for trading	92,879	92,140	739	Interest rate, spread
Non-trading financial assets mandatorily at fair value through profit or loss	10,730	9,327	1,403	Interest rate, Equity market
Financial assets designated at fair value through profit or loss	57,460	56,584	876	Interest rate
Financial assets designated at fair value through other comprehensive income	121,091	—	121,091	Interest rate, spread
Financial assets at amortised cost	946,099	—	946,099	Interest rate
Hedging derivatives	8,607	8,586	21	Interest rate, exchange rate
Changes in the fair value of hedged items in portfolio hedges of interest risk	1,088	—	1,088	Interest rate
Other assets	107,654	—	—
Total Assets	1,459,271	—	—
Liabilities subject to market risk
Financial liabilities held for trading	70,343	70,054	289	Interest rate, spread
Financial liabilities designated at fair value through profit or loss	68,058	67,909	149	Interest rate
Financial liabilities at amortised cost	1,171,630	—	1,171,630	Interest rate, spread
Hedging derivatives	6,363	6,357	6	Interest rate, exchange
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	303	—	303	Interest rate
Other liabilities	35,213	—	—
Total liabilities	1,351,910
Equity	107,361	—	—

VaR during 2018 fluctuated between EUR 16.6 million and EUR 6.4 million (2017: 9.7 and 63.2). The most significant changes were related to variations in exchange and interest rate exposures and also market volatility.

The average VaR in 2018 was EUR 9.7 million, slightly lower than in the two previous years (EUR 21.5 million in 2017).

The following table shows the average and latest values of Var at 99% by risk factor in the last three years as well as the minimum and maximum values.

Total VaR trading (Derivatives: VaR risk per factor of risk)

Million of euros. Structural VaR 99% with a temporary horizon one day.

	2018				2017		2016
Million of euros	Min	Average	Max	Latest	Average	Latest	Average	Latest
Total	6.4	9.7	16.6	11.3	21.5	10.2	18.3	17.9
Diversification effect	(3.3)	(9.3)	(18.7)	(11.5)	(8.0)	(7.6)	(10.3)	(9.6)
Interest rate	5.9	9.4	15.5	9.7	16.2	7.9	15.5	17.9
Equities	0.8	2.4	6.3	2.8	3.0	1.9	1.9	1.4
Exchange rate	1.6	3.9	11.4	6.2	6.6	3.3	6.9	4.8
Credit spread	1.0	3.4	13.0	4.1	3.6	4.6	4.2	3.3
Commodities	0.0	0.0	0.4	0.0	0.0	0.0	0.1	0.1

The Group continues to have a very limited exposure to instruments or complex structured assets, a management culture for which prudence in risk management is one of its hallmarks in risk management. In both cases, the exposure has reduced comparing with the previous year, for which the Group has:

•

Hedge funds: the total exposure is not significant (EUR 28 million at close of December 2018) and is all indirect, acting as counterparty in derivatives transactions. The risk with this type of counterparty is analysed case by case, establishing percentages of collateralisation on the basis of the features and assets of each fund.

•

Monolines: exposure to bond insurance companies as of December 2018 was EUR 24 million, all of it indirect, by virtue of the guarantee provided by this type of entity for various financing or traditional securitisation transactions. The exposure in this case is to double default, as the primary underlying assets are of high credit quality.

The Group’s policy for approving new transactions related to these products remains very prudent and conservative. It is subject to strict supervision by the Group’s senior management. Before approving a new transaction, product or underlying asset, the Risk division verifies:

•	The existence of an appropriate valuation model to monitor the value of each exposure: mark-to-market, mark-to-model or mark-to-liquidity.
•	The availability in the market of observable data (inputs) needed to apply this valuation model.

And provided these two conditions are met:

•	The availability of adequate systems, duly adapted to calculate and monitor every day the results, positions and risks of new transactions.
•	The degree of liquidity of the product or underlying asset, in order to make possible their coverage when deemed appropriate.

Calibration and test measures

Actual losses can differ from those forecast by VaR for various reasons related to the limitations of this metric which are detailed later in the section of methodologies. The Group regularly analyses and contrasts the accuracy of the VaR calculation model in order to confirm its reliability.

The most important test consists of backtesting exercises, analysed at the local and global levels and in all cases with the same methodology. Backtesting consists of comparing forecast VaR measurements, with a certain level of confidence and time frame, with actual losses obtained in the same time frame. This enables anomalies in the VaR model of the portfolio in question to be detected (for example, shortcomings in the parameterisation of the valuation models of certain instruments, not very adequate proxies, etc.).

The Group calculates and evaluates three types of backtesting:

•

“Clean” backtesting: the daily VaR is compared with the results obtained without taking into account intraday results or changes in the portfolio's positions. This method compares the effectiveness of the individual models used to assess and measure the risks of positions.

•	Backtesting on complete results: daily VaR is compared with the day's net results, including the results of intraday transactions and those generated by fees and commissions.
•

Backtesting on complete results without mark-ups or fees: the daily VaR is compared to the day’s net results from intraday transactions but excluding those generated by mark-ups and fees. This method aims to give an idea of the intraday risk assumed by Group treasuries.

For the first case and for the total portfolio, there were three exceptions of Value at Earnings (VaE) at 99% in 2018 (day on which daily profit was higher than VaE) on 21 and 30 August and 8 October, caused by strong shifts in the exchange rates of emerging economies.

There were also one exception to VaR at 99% (day on which the daily loss was higher than the VaR) on the 29 May, due to the rise in market volatility caused by political instability in Europe, and on 15 and 29 October due to the strong variations in the exchange rates and interest rates in Brazil and Mexico motivated by the general elections volatility.

The number of exceptions which occurred is consistent with the assumptions specified in the VaR calculation model.

2.    Structural balance sheet risks4

2.1. Main aggregates and variations

The market risk profile inherent in Grupo Santander’s balance sheet, in relation to its asset volumes and shareholders’ funds, as well as the budgeted financial margin, remained moderate in 2018, in line with previous years.

Structural VaR

A standardised metric such as VaR can be used for monitoring total market risk for the banking book, excluding the trading activity of SCIB, distinguishing between fixed income (considering both interest rates and credit spreads on ALCO portfolios), exchange rates and equities.

In general the structural VaR is not significant according to the assets amounts or capital of the Group:

Structural VaR

Million of euros. Structural VaR 99% with a temporary horizon of one day.

	2018				2017		2016
	Min	Average	Max	Latest	Average	Latest	Average	Latest
Structural VaR	485.0	568.5	799.4	556.8	878.0	815.7	869.3	922.1
Diversification effect	(319.7)	(325.0)	(355.4)	(267.7)	(337.3)	(376.8)	(323.4)	(316.6)
VaR interest rate (*)	301.3	337.1	482.5	319.5	373.9	459.6	340.6	327.2
VaR exchange rate	323.3	338.9	386.2	324.9	546.9	471.2	603.4	588.5
VaR equities	180.1	217.6	286.1	180.1	294.5	261.6	248.7	323.0

(*)     Includes credit spread VaR on ALCO portfolios.

Structural interest rate risk

•	Europe and the United States

The main balance sheets, the Parent, United Kingdom and United States, in mature markets and in a low interest rate setting, usually show positive sensitivities to interest rates in economic value of equity and interest income/ (charges).

4 Includes the total balance sheet, except for financial assets and liabilities held for trading.

Exposure levels in all countries are moderate in relation to the annual budget and capital levels.

At the end of December 2018, risk on interest income/ (charges) over one year , measured as sensitivity to parallel changes in the worst case scenario of ±100 basis points, was concentrated in the euro, at EUR 269 million, the pound sterling, at EUR 203 million, the US dollar, with EUR 130million, and the Polish zloty, at EUR 53 million.

•	Latin America

Latin American balance sheets are usually positioned for interest rate cuts for both economic value and interest income/ (charges), except for interest income/ (charges) in Mexico, where liquidity excess is invested in the short term in the local currency.

In 2018, exposure levels in all countries were moderate in relation to the annual budget and capital levels.

At the end of December, risk on interest income/ (charges) over one year, measured as sensitivity to parallel changes in the worst case scenario of ±100 basis points, was concentrated in three countries: Brazil (EUR 45 million), Chile (EUR 35 million) and Mexico (EUR 12 million).

Risk to the economic value of equity over one year, measured as sensitivity to parallel ± 100 basis point movements in the worst case scenario, was also concentrated in Brazil (EUR 419 million), Chile (EUR 219 million) and Mexico (EUR 172 million).

•	VaR of on-balance-sheet structural interest rate risk

In addition to sensitivities to interest rate movements (in which, assessments of  ±100 bp movements are complemented by assessments of +/-25 bp,  +/-50 bp and +/-75 bp movements to give a fuller understanding of risk in countries with very low rates), the Group also uses other methods to monitor structural balance sheet risk from interest rates movements: these include scenario analysis and VaR calculations, applying a similar methodology to that used for trading portfolios.

Structural interest rate risk, measured in terms of VaR at one-day and at 99%, averaged EUR 352.5 million in September 2018. It is important to note the high level of diversification between the balance sheets of Europe and United States and those of Latin America.

Structural foreign currency risk/hedges of results

Structural exchange rate risk arises from Group transactions in foreign currencies, mainly related to permanent financial investments, results and the hedging of both.

This management is dynamic and seeks to limit the impact on the core capital ratio from exchange rates movements. In 2018, hedging levels of the core capital ratio for foreign exchange rate risk were maintained near 100%.

At the end of 2018, the largest exposures of permanent investments (with their potential impact on equity) were, in the following order, in Brazilian real, US dollars, UK pounds sterling, Chilean pesos, Mexican pesos and Polish zlotys. The Group hedges some of these positions of a permanent nature with foreign exchange-rate derivatives.

In addition, the financial area is responsible for managing foreign exchange rate risk for the Group’s expected results and dividends in units where the base currency is not the euro.

Structural equity risk

The Group maintains equity positions in its banking book in addition to those of the trading portfolio. These positions are maintained as equity instruments or as investments, depending on the percentage or control.

The equity portfolio available for the banking book at the end of December 2018 was diversified in securities in various countries, mainly Spain, China, Morocco, Netherlands and Poland. Most of the portfolio is invested in financial activities and insurance sectors. Among other sectors, to a lesser extent, are for example real estate activities or public administration.

Structural equity positions are exposed to market risk. VaR is calculated for these positions using market price data series or proxies. As of the end of December 2018, the VaR at 99% with a one day time frame was EUR 180.1 million (EUR 261.6 and EUR 323 million at the end of 2017 and 2016, respectively).

2.2. Methodologies

Structural interest rate risk

The Group analyses the sensitivity of its interest income/ (charges) and equity value to changes in interest rates. This sensitivity arises from differences in maturity dates and interest rate repricing gaps in the various balance sheet items.

Taking into consideration the balance-sheet interest rate position and the market situation and outlook, the necessary financial actions are adopted to align this position with that desired by the Group. These measures can range from opening positions on markets to the definition of the interest rate features of commercialised products.

The metrics used by the Group to control interest rate risk in these activities are the repricing gap, the sensitivity of net interest margin and market value of equity to changes in interest rates, the duration of capital and value at risk (VaR) for economic capital calculation purposes.

Structural exchange-rate risk/hedging of results

These activities are monitored via position measurements, VaR and results, on a daily basis.

Structural equity risk

These activities are monitored via position measurements, VaR and results, on a monthly basis.

3.   Liquidity risk

Structural liquidity management aims to fund the Group’s recurring activity optimising maturities and costs, while avoiding taking on undesired liquidity risks.

Santander’s liquidity management is based on the following principles:

•	Decentralised liquidity model.
•	Medium- and long-term funding needs must be covered by medium- and long-term instruments.
•	High contribution from customer deposits due to the retail nature of the balance sheet.
•	Diversification of wholesale funding sources by instruments/investors, markets/currencies and maturities.
•	Limited recourse to short-term.
•	Availability of sufficient liquidity reserves, including standing facilities/discount windows at central banks to be used in adverse situations.
•	Compliance with regulatory liquidity requirements both at Group and subsidiary level, as a new factor conditioning management.

The effective application of these principles by all institutions comprising the Group required the development of a unique management framework built upon three essential pillars:

A solid organisational and governance model that ensures the involvement of the subsidiaries’ senior management in decision-taking and its integration into the Group’s global strategy. The decision-making process for all structural risks, including liquidity and funding risk, is carried out by Local Asset and Liability Committees (ALCO) in coordination with the Global ALCO, which is the body empowered by Banco Santander’s board in accordance with the corporate Asset and Liability Management (ALM) framework.

This governance model has been reinforced as it has been included within the Santander Risk Appetite Framework. This framework meets the demands of regulators and market players emanating from the financial crisis to strengthen banks’ risk management and control systems.

In-depth balance sheet analysis and measurement of liquidity risk, supporting decision-taking and its control. The objective is to ensure the Group maintains adequate liquidity levels necessary to cover its short- and long-term needs with stable funding sources, optimising the impact of their costs on the income statement.

The Group’s liquidity risk management processes are contained within a conservative risk appetite framework established in each geographic area in accordance with its commercial strategy. This risk appetite establishes the limits within which the subsidiaries can operate in order to achieve their strategic objectives. Management adapted in practice to the liquidity needs of each business. Every year, based on business needs, a liquidity plan is developed which seeks to achieve:

•	A solid balance sheet structure, with a diversified presence in the wholesale markets;
•	The use of liquidity buffers and limited encumbrance of assets;
•	Compliance with both regulatory metrics and other metrics included in each entity’s risk appetite statement.

Over the course of the year, all dimensions of the plan are monitored.

The Group continues developing the ILAAP (Internal Liquidity Adequacy Assessment Process), an internal self-assessment of liquidity adequacy which must be integrated into the Group’s other risk management and strategic processes. It focuses on both quantitative and qualitative matters and is used as an input to the SREP (Supervisory Review and Evaluation Process). The ILAAP evaluates the liquidity position both in ordinary and stressed scenarios.

iii.Asset encumbrance

It is important to note the Group's moderate use of assets as security for structural balance-sheet funding sources.

Following the guidelines laid down by the European Banking Authority (EBA) in 2014, the concept of asset encumbrance includes both on-balance-sheet assets provided as security in transactions to obtain liquidity and off-balance-sheet assets that have been received and re-used for the same purpose, as well as other assets associated with liabilities for reasons other than funding.

The residual maturities of the liabilities associated with the assets and guarantees received and committed are presented below, as of 31 of December of 2018 (thousand of million of euros)

			>1month	>3months	>1year	>2years	3years	5years
Residual maturities of the liabilities	unmatured	<=1month	<=3months	<=12months	<=2years	<=3years	<=5years	<=10years	>10years	TOTAL
Committed assets	28.5	53.7	11.9	29.0	78.6	55.4	28.1	20.4	16.5	322.2
Guarantees received	24.6	15.8	10.7	10.3	1.8	1.8	1.7	1.8	1.1	69.6

The reported Group information as required by the EBA at 2018 year-end is as follows:

On-balance-sheet encumbered assets

				Carrying
		Fair Value of	Fair Value of	amount of non-‑
	Carrying amount of	encumbered	non-encumbered	encumbered
Thousand of million of euros	encumbered assets	assets	assets	assets
Loans and advances	214.6		855.0	—
Equity instruments	4.2	4.2	10.7	10.7
Debt securities	76.3	76.3	114.8	114.8
Other assets	27.1		156.6	—
Total assets	322.2		1,137.1	—

Encumbrance of collateral received

		Fair value of
	Fair value of	collateral received
	encumbered	or own debt
	collateral received	securities issued
	or own debt	available for
Thousand of million of euros	securities issued	encumbrance
Collateral received	69.6	48.9
Loans and advances	—	—
Equity instruments	2.7	6.0
Debt securities	65.0	42.9
Other collateral received	1.9	—
Own debt securities issued other than own covered bonds or ABSs	—	1.4

Encumbered assets and collateral received and matching liabilities

Assets, collateral received
	Matching liabilities,	and own debt securities
	contingent liabilities or	issued other than covered bonds
Thousand of million of euros	securities lent	and ABSs encumbered
Total sources of encumbrance (carrying amount)	301.6	391.8

On-balance-sheet encumbered assets amounted to EUR 322.2 thousand million, of which 67% are loans (mortgage loans, corporate loans, etc.). Off-balance-sheet encumbered assets amounted to EUR 69.6 thousand million, relating mostly to debt securities received as security in asset purchase transactions and re-used. Taken together, these two categories represent a total of EUR 391.8 thousand million of encumbered assets, which give rise to EUR 301.6 thousand million matching liabilities.

As of December 2018, total asset encumbrance in funding operations represented 24.8% of the Group’s extended balance sheet under EBA criteria (total assets plus guarantees received: EUR 1.5878 thousand million as of December 2018). This percentage is similar to the values presented by the Group before the acquisition of Banco Popular Español, S.A.U. in 2017.

Lastly, regard should be had to the different sources of encumbrance and the role they play in the Group’s funding:

•

51.5 % of total encumbered assets relate to security provided in medium- and long-term financing transactions (with residual maturity of more than one year) to fund the commercial balance-sheet activity. This places the level of asset encumbrance in “structural” funding transactions at 12.8% of the expanded balance sheet under EBA standards.

•

The other 48.5 % relate to transactions in the short-term market (with residual maturity of less than one year) or to security provided in derivative transactions whose purpose is not to fund the ordinary business activity but rather to ensure efficient short-term liquidity management.

d) Capital risk

The capital risk function, as second line of defence carries out the control and supervision of the capital activities developed by the first line of defence, which independently challenges mainly through the following processes:

•	Supervision of capital planning and adequacy exercises through a review of all their components (balance sheet, profit and loss account, risk-weighted assets and available capital).
•

Ongoing supervision of measurement of the Group’s regulatory capital by identifying the key metrics for the calculation, setting tolerance levels for identified metrics and reviewing their consumption and the consistency of the calculations,  including single transactions with a capital impact.

The function is designed to carry out full and regular monitoring of capital risk by verifying that capital is sufficient and adequately covered in accordance with the Group's risk profile.

The Group commands a sound solvency position, above the levels required by regulators and by the European Central bank.

At 1 March 2019, at a consolidated level, the Group must maintain a minimum capital ratio of 9.70% of CET1 fully loaded (4.5% being the requirement for Pillar I, 1.5% being the requirement for Pillar 2R (requirement), 2.5% being the requirement for capital conservation buffer, 1% being the requirement for G-SIB and 0.20% being the requirement for anti-cyclical capital buffer). Santander Group must also maintain a minimum capital ratio of 1.5% of Tier 1 fully loaded and a minimum total ratio of 13.20% fully loaded.

Regulatory capital

In 2018, the solvency target set was achieved. Santander’s CET1 fully loaded ratio stood at 11.30% at the close of the year, demonstrating its organic capacity to generate capital. The key regulatory capital figures are indicated below:

Reconciliation of accounting capital with regulatory capital (Million of euros)

	2018	2017
Subscribed capital	8,118	8,068
Share premium account	50,993	51,053
Reserves	53,988	52,577
Treasury shares	(59)	(22)
Attributable profit	7,810	6,619
Approved dividend	(2,237)	(2,029)
Shareholders’ equity on public balance sheet	118,613	116,265
Valuation adjustments	(22,141)	(21,777)
Non-controlling interests	10,889	12,344
Total Equity on public balance sheet	107,361	106,833
Goodwill and intangible assets	(28,644)	(28,537)
Eligible preference shares and participating securities	9,754	7,635
Accrued dividend	(1,055)	(968)
Other adjustments (*)	(9,700)	(7,679)
Tier 1 (Phase-in)	77,716	77,283

(*)    Fundamentally for non-computable non-controlling interests and deductions and reasonable filters in compliance with CRR.

The following table shows the Phase-in capital coefficients and a detail of the eligible internal resources of the Group:

	2018	2017
Capital coefficients
Level 1 ordinary eligible capital (million of euros)	67,962	74,173
Level 1 additional eligible capital (million of euros)	9,754	3,110
Level 2 eligible capital (million of euros)	11,009	13,422
Risk-weighted assets (million of euros)	592,319	605,064
Level 1 ordinary capital coefficient (CET 1)	11.47%	12.26%
Level 1 additional capital coefficient (AT1)	1.65%	0.51%
Level 1 capital coefficient (TIER1)	13.12%	12.77%
Level 2 capital coefficient (TIER 2)	1.86%	2.22%
Total capital coefficient	14.98%	14.99%

Eligible capital (Million of euros)

	2018	2017
Eligible capital
Common Equity Tier I	67,962	74,173
Capital	8,118	8,068
(-) Treasure shares and own shares financed	(64)	(22)
Share Premium	50,993	51,053
Reserves	55,036	52,241
Other retained earnings	(23,022)	(22,363)
Minority interests	6,981	7,991
Profit net of dividends	4,518	3,621
Deductions	(34,598)	(26,416)
Goodwill and intangible assets	(28,644)	(22,829)
Others	(5,954)	(3,586)
Additional Tier I	9,754	3,110
Eligible instruments AT1	9,666	8,498
T1-excesses-subsidiaries	88	347
Residual value of dividends	—	(5,707)
Others	—	(27)
Tier II	11,009	13,422
Eligible instruments T2	11,306	9,901
Gen. funds and surplus loans loss prov. IRB	—	3,823
T2-excesses - subsidiaries	(297)	(275)
Others	—	(27)
Total eligible capital	88,725	90,706

Note: Santander Bank and its affiliates had not taken part in any State aid programmes.

Leverage ratio

The leverage ratio has been defined within the regulatory framework of Basel III as a measure of the capital required by financial institutions not sensitive to risk. The Group performs the calculation as stipulated in CRD IV and its subsequent amendment in EU Regulation no. 573/2013 of 17 January 2015, which was aimed at harmonising calculation criteria with those specified in the BCBS “Basel III leverage ratio framework” and “Disclosure requirements” documents.

This ratio is calculated as Tier 1 capital divided by leverage exposure. Exposure is calculated as the sum of the following items:

•	Accounting assets, excluding derivatives and items treated as deductions from Tier 1 capital (for example, the balance of loans is included, but not that of goodwill).
•	Off-balance-sheet items (mainly guarantees, unused credit limits granted and documentary credits) weighted using credit conversion factors.
•	Inclusion of net value of derivatives (gains and losses are netted with the same counterparty, minus collaterals if they comply with certain criteria) plus a charge for the future potential exposure.
•	A charge for the potential risk of security funding transactions.
•	Lastly, it includes a charge for the risk of credit derivative swaps (CDS).

The European Commission’s proposals to modify CRR and CRD IV on 23 November 2016, foresee a mandatory requirement of a 3% leverage ratio for Tier 1 capital, which would be added to the own funds requirements in the article 92 of the CRR. The proposals for the Commission’s modification also point to the possibility of introducing a buffer of leverage ratio for global systemic entities in the future.

Million of euros	12/31/18	12/31/17
Leverage
Level 1 Capital	77,716	77,283
Exposure	1,489,094	1,463,090
Leverage Ratio	5.22%	5.28%

Global systemically important banks

The Group is one of 30 banks designated as global systemically important banks (G-SIBs).

The designation as a systemically important entity is based on the measurement set by regulators (the FSB and BCBS), based on 5 criteria (size, cross-jurisdictional activity, interconnectedness with other financial institutions, substitutability and complexity).

This definition means it has to fulfil certain additional requirements, which consist mainly of a capital buffer (1%), in TLAC requirements (total loss absorbing capacity), that we have to publish relevant information more frequently than other banks, greater regulatory requirements for internal control bodies, special supervision and drawing up of special reports to be submitted to supervisors.

The fact that Grupo Santander has to comply with these requirements makes it a more solid bank than its domestic rivals.

55.   Additional Disclosures

This Note includes relevant information about additional disclosure requirements.

55.1 Parent company financial statements

Following are the summarized balance sheets of Banco Santander, S.A. as of December 31, 2018, 2017 and 2016

CONDENSED BALANCE SHEETS (Parent company only)	December 31, 2018	December 31, 2017	December 31, 2016
	(Millions of Euros)
Assets
Cash and due from banks	105,660	76,690	49,979
Of which:
To bank subsidiaries	16,339	20,818	11,442
Trading account assets	70,825	64,326	70,437
Investment securities	61,064	49,194	45,702
Of which:
To bank subsidiaries	11,084	6,474	8,326
To non-bank subsidiaries	4,581	3,729	3,662
Net Loans and leases	263,142	197,591	195,532
Of which:
To non-bank subsidiaries	26,505	33,113	35,085
Investment in affiliated companies	81,734	85,428	80,614
Of which:
To bank subsidiaries	69,118	65,567	63,210
To non-bank subsidiaries	12,616	19,861	17,404
Premises and equipment, net	2,410	1,929	1,834
Other assets	23,541	17,257	17,146
Total assets	608,376	492,415	461,244

Liabilities
Deposits	350,786	256,389	265,565
Of which:
To bank subsidiaries	18,526	20,391	19,179
To non-bank subsidiaries	13,655	13,115	40,082
Short-term debt	30,883	40,540	19,110
Long-term debt	75,600	53,023	34,499
Total debt	106,483	93,563	53,609
Of which:
To bank subsidiaries	2,874	1,138	—
To non-bank subsidiaries	998	2,966	14,062
Other liabilities	82,340	71,896	78,835
Total liabilities	539,609	421,848	398,009

Stockholders' equity
Capital stock	8,118	8,068	7,291
Retained earnings and other reserves	60,649	62,499	55,944
Total stockholders' equity	68,767	70,567	63,235

Total liabilities and Stockholders’ Equity	608,376	492,415	461,244

In the financial statements of the Parent Company, investments in subsidiaries, jointly controlled entities and associates are recorded at cost.

Following are the condensed statements of income of Banco Santander, S.A. for the years ended December 31, 2018, 2017 and 2016.

	Year ended
CONDENSED STATEMENTS OF INCOME (Parent company only)	December 31, 2018	December 31, 2017	December 31, 2016
	(Millions of Euros)
Interest income
Interest from earning assets	7,660	5,733	6,023
Dividends from affiliated companies	3,872	3,320	3,459
Of which:
From bank subsidiaries	2,874	2,580	2,686
From non-bank subsidiaries	998	740	773
	11,532	9,053	9,482
Interest expense	(3,861)	(3,204)	(3,113)
Interest income / (Charges)	7,671	5,849	6,369
Provision for credit losses	(686)	(451)	(528)
Interest income / (Charges) after provision for credit losses	6,985	5,398	5,841
Non-interest income:	3,972	3,872	3,403
Non-interest expense:	(7,573)	(6,293)	(7,115)
Income before income taxes	3,384	2,977	2,129
Income tax expense	(83)	29	352
Net income	3,301	3,006	2,481

Following are the condensed statement of comprehensive income of Banco Santander, S.A. for the years ended December 31, 2018, 2017 and 2016:

CONDENSED STATEMENTS OF	Year ended
COMPREHENSIVE INCOME (Parent company only)	December 31, 2018	December 31, 2017	December 31, 2016
	(Millions of Euros)
NET INCOME	3,301	3,006	2,481
OTHER COMPREHENSIVE INCOME	(410)	(356)	364
Items that may be reclassified subsequently to profit or loss	(348)	(341)	439
Available-for-sale financial assets:	(634)	(625)	619
Revaluation gains/(losses)	(135)	(283)	830
Amounts transferred to income statement	(499)	(342)	(211)
Other reclassifications	—	—	—
Cash flow hedges:	137	(7)	4
Revaluation gains/(losses)	153	(7)	4
Amounts transferred to income statement	(16)	—	—
Amounts transferred to initial carrying amount of hedged items	—	—	—
Other reclassifications	—	—	—
Hedges of net investments in foreign operations:	—	—	—
Revaluation gains/(losses)	—	—	—
Amounts transferred to income statement	—	—	—
Other reclassifications	—	—	—
Exchange differences:	—	—	—
Non-current assets held for sale:	—	—	—
Income tax	149	291	(184)
Items that will not be reclassified to profit or loss:	(62)	(15)	(75)
Actuarial gains/(losses) on pension plans	43	(23)	(106)
Rest of valuation adjustments	(78)	—	—
Income tax	(27)	8	31
TOTAL COMPREHENSIVE INCOME	2,891	2,650	2,845

Following are the condensed cash flow statements of Banco Santander, S.A. for the years ended December 31, 2018, 2017 and 2016.

CONDENSED CASH FLOW STATEMENTS	Year ended
(Parent company only)	December 31, 2018	December 31, 2017	December 31, 2016
	(Millions of Euros)
1. Cash flows from operating activities
Consolidated profit	3,301	3,006	2,481
Adjustments to profit	11,576	1,824	1,245
Net increase/decrease in operating assets	(17,566)	(10,430)	36,393
Net increase/decrease in operating liabilities	13,411	21,915	(36,632)
Reimbursements/payments of income tax	(279)	(839)	151
Total net cash flows from operating activities (1)	10,443	15,476	3,638

2. Cash flows from investing activities
Investments (-)	(1,472)	(8,818)	(4,419)
Divestments (+)	10,197	4,995	7,249
Total net cash flows from investment activities (2)	8,725	(3,823)	2,830

3. Cash flows from financing activities
Issuance of own equity instruments	—	7,072	—
Disposal of own equity instruments	805	1,004	957
Acquisition of own equity instruments	(816)	(972)	(943)
Issuance of debt securities	2,750	2,894	2,346
Redemption of debt securities	(827)	(764)	(5,333)
Dividends paid	(3,118)	(2,665)	(2,308)
Issuance/Redemption of equity instruments	—	—	—
Other collections/payments related to financing activities	(2)	532	—
Total net cash flows from financing activities (3)	(1,208)	7,101	(5,281)

4. Effect of exchange rate changes on cash and cash equivalents (4)	237	(655)	289

5. Net increase/decrease in cash and cash equivalents (1+2+3+4)	18,197	18,099	1,476
Cash and cash equivalents at beginning of period	33,734	15,635	14,159
Cash and cash equivalents at end of period	51,931	33,734	15,635

55.2 Preference Shares and Preferred Securities

The following table shows the balance of the preference shares and preferred securities as of December 31, 2018, 2017 and 2016:

	2018	2017	2016
	(Millions of Euros)
Preference shares	345	404	413
Preferred securities	9,717	8,369	6,916
Total at period-end	10,063	8,773	7,329

Both Preference Shares and Preferred Securities are recorded under the “Financial liabilities at amortized cost – Subordinated Liabilities” caption in the consolidated balance sheet as of December 31, 2018, 2017 and 2016.

Preference Shares include the financial instruments issued by the consolidated companies which, although equity for legal purposes, do not meet the requirements for classification as equity in the financial statements. These shares do not carry any voting rights and are non-cumulative.

Preference shares include non-cumulative preferred non-voting shares issued by Santander UK plc and Santander Bank, National Association.

Preferred securities include non-cumulative preferred non-voting securities issued by Banco Santander, S.A., Santander UK Group, Banco Santander, (Brasil), S.A., and Banco Popular.

For the purposes of payment priority, preferred securities are junior to all general creditors and to subordinated deposits. The payment of dividends on these securities, which have no voting rights, is conditional upon the obtainment of sufficient distributable profit and upon the limits imposed by Spanish banking regulations on equity.

Preference shares and preferred securities are perpetual securities and there is no obligation that requires the Group to redeem them. All securities have been fully subscribed by third parties outside the Group. In the consolidated balance sheets, these securities are shown net of any temporary transactions relating to liquidity guarantees.

For further information, see note 23.c.

	Outstanding at December 31, 2018
		Amount in
Preference Shares		currency			Redemption
Issuer/Date of issue	Currency	(million)	Interest rate		Option (A)

Santander UK plc, October 1995	Pounds Sterling	80.3	10.375%		No option
Santander UK plc, February 1996	Pounds Sterling	80.3	10.375%		No option
Santander UK plc, May 2006	Pounds Sterling	13.8	6.22%	(B)	May 24, 2019
Santander Bank, National Association, August 2000	US Dollar	153.0	12.00%		May 16, 2020

		Outstanding at December 31, 2018
			Amount in
Preferred Securities			currency
Issuer/Date of issue		Currency	(million)	Interest rate		Maturity date

Banco Santander, S.A.
Banco Español de Crédito, October 2004		Euro	36.5	€CMS 10 + 0.125%		Perpetuity
Banco Español de Crédito, November 2004	(A)	Euro	106.5	5.50%		Perpetuity
Banco Santander, S.A., March 2014		Euro	1,500.0	6.25%	(C)	Perpetuity
Banco Santander, S.A., May 2014		US Dollar	1,500.0	6.375%	(D)	Perpetuity
Banco Santander, S.A., September 2014		Euro	1,500.0	6.25%	(E)	Perpetuity
Banco Santander, S.A., April 2017		Euro	750.0	6.75%	(F)	Perpetuity
Banco Santander, S.A., September 2017		Euro	1,000.0	5.25%	(G)	Perpetuity
Banco Santander, S.A., March 2018		Euro	1,500.0	4.75%	(H)	Perpetuity
Santander Finance Capital, S.A.,(Unipersonal), March 2009		US Dollar	18.2	2.0%		Perpetuity
Santander Finance Capital, S.A.,(Unipersonal), March 2009		US Dollar	25.0	2.0%		Perpetuity
Santander Finance Capital, S.A.,(Unipersonal), March 2009		Euro	306.9	2.0%		Perpetuity
Santander Finance Capital, S.A.,(Unipersonal), March 2009		Euro	153.4	2.0%		Perpetuity
Santander Finance Preferred, S.A. (Unipersonal), September 2004		Euro	144.0	€CMS 10 +0.05% subject to a maximum distribution of 8% per annum		Perpetuity
Santander Finance Preferred, S.A. (Unipersonal), October 2004		Euro	155.0	5.75%		Perpetuity
Santander Finance Preferred, S.A. (Unipersonal), March 2007	(J)	US Dollar	210.4	US3M + 0.52%		Perpetuity
Santander Finance Preferred, S.A. (Unipersonal), July 2007		Pounds Sterling	4.9	7.01%		Perpetuity
Santander International Preferred S.A. (Sociedad Unipersonal), March 2009		US Dollar	979.7	2.0%		Perpetuity
Santander International Preferred S.A. (Sociedad Unipersonal), March 2009		Euro	8.6	2.0%		Perpetuity

Santander UK Group
Abbey National Plc, August 2002		Pounds Sterling	1.8	Libor GBP (6M) +1.86%	(I)	Perpetuity

Banco Santander (Brasil), S.A.
January 2014		US Dollar	129.6	7.38%		October 29, 2049

Banco Popular
Pastor FRN, June 2004		Euro	11.7	2.07%		Perpetuity

A.	From these dates the issuer can redeem the shares, subject to prior authorization by the national supervisor.
B.

Fixed/Floating Rate Non-Cumulative Callable Preference Shares. Dividends will accrue on a principal amount equal to £1,000 per Preference Share at a rate of 6.222 per cent per annum in respect of the period from (and including) May 24, 2006 (the Issue Date) to (but excluding) May 24, 2019 (the First Call Date) and thereafter at a rate reset quarterly equal to 1.13 per cent per annum above the London interbank offered rate for three-month sterling deposits. From (and including) the Issue Date to (but excluding) the First Call Date, dividends, if declared, will be paid annually in arrears on May 24, in each year. Subject as provided herein, the first such dividend payment date will be May 24, 2007 and the last such dividend payment date will be the First Call Date. From (and including) the First Call Date, dividends, if declared, will be paid quarterly in arrears on May 24, August 24, November 24 and February 24, in each year. Subject as provided herein, the first such dividend payment date will be August 24, 2019.
C.

Payment is subject to certain conditions and to the discretion of the Bank. The 6.25% interest rate is set for the first five years. After that, it will be reviewed by applying a margin of 541 basis points on the five-year Mid-Swap Rate.

D.

Payment is subject to certain conditions and to the discretion of the Bank. The 6.375% interest rate is set for the first five years. After that, it will be reviewed by applying a margin of 478.8 basis points on the five-year Mid-Swap Rate.

E.

Payment is subject to certain conditions and to the discretion of the Bank. The 6.25% interest rate is set for the first seven years. After that, it will be reviewed by applying a margin of 564 basis points on the five-year Mid-Swap Rate.

F.

Payment is subject to certain conditions and to the discretion of the Bank. The 6.75% interest rate is set for the first five years. After that, it will be reviewed by applying a margin of 680.3 basis points on the five-year Mid-Swap Rate.

G.

Payment is subject to certain conditions and to the discretion of the Bank. The 5.25% interest rate is set for the first six years. After that, it will be reviewed by applying a margin of 499.9 basis points on the five-year Mid-Swap Rate.

H.

Payment is subject to certain conditions and to the discretion of the Bank. The 4.75% interest rate is set for the first seven years. After that, it will be reviewed by applying a margin of 409.7 basis points on the five-year Mid-Swap Rate.

I.	6.984% fixed until February 9, 2018, and thereafter, at a rate reset semi-annually of 1.86% per annum + Libor GBP (6M).
J.	Listed in the U.S.

Santander Finance Preferred, S.A. (Unipersonal), Santander Finance Capital, S.A. (Unipersonal), Santander International Preferred, S.A. (Unipersonal), Santander Issuances, S.A., and Santander US Debt, S.A. (Sociedad Unipersonal) - issuers of registered securities guaranteed by Banco Santander, S.A. until November 2017, merged in that date with Banco Santander, S.A.

Appendix

Appendix I

Subsidiaries of Banco Santander, S.A. (1)

0
		% of ownership held by the Bank		% of voting power (d)
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity
2 & 3 Triton Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	REAL ESTATE
A & L CF (Guernsey) Limited (f)	Guernsey	0.00%	100.00%	100.00%	100.00%	LEASING
A & L CF December (1) Limited (c)	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
A & L CF June (2) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
A & L CF June (3) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
A & L CF March (5) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
A & L CF September (4) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
Abbey Business Services (India) Private Limited	India	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Abbey Covered Bonds (Holdings) Limited	United Kingdom	-	(a)	-	-	SECURITISATION
Abbey Covered Bonds (LM) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITISATION
Abbey Covered Bonds LLP	United Kingdom	-	(a)	-	-	SECURITISATION
Abbey National Beta Investments Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY
Abbey National Business Office Equipment Leasing Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
Abbey National International Limited	Jersey	0.00%	100.00%	100.00%	100.00%	BANKING
Abbey National Nominees Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITIES COMPANY
Abbey National PLP (UK) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY
Abbey National Property Investments	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY
Abbey National Treasury Services Investments Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY
Abbey National Treasury Services Overseas Holdings	United Kingdom	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Abbey National Treasury Services plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	BANKING
Abbey National UK Investments	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY
Abbey Stockbrokers (Nominees) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITIES COMPANY
Abbey Stockbrokers Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITIES COMPANY
Ablasa Participaciones, S.L.	Spain	18.94%	81.06%	100.00%	100.00%	HOLDING COMPANY
Administración de Bancos Latinoamericanos Santander, S.L.	Spain	24.11%	75.89%	100.00%	100.00%	HOLDING COMPANY
Aevis Europa, S.L.	Spain	96.34%	0.00%	96.34%	96.34%	CARDS
AFB SAM Holdings, S.L.	Spain	1.00%	99.00%	100.00%	100.00%	HOLDING COMPANY

0
		% of ownership held by the Bank		% of voting power (d)
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity
Afisa S.A.	Chile	0.00%	100.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
ALIL Services Limited	Isle of Man	0.00%	100.00%	100.00%	100.00%	SERVICES
Aliseda Participaciones Inmobiliarias, S.L. (b)	Spain	0.00%	0.00%	0.00%	100.00%	REAL ESTATE
Aliseda Real Estate, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	REAL ESTATE
Aljardi SGPS, Lda.	Portugal	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Alliance & Leicester Cash Solutions Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY
Alliance & Leicester Commercial Bank Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY
Alliance & Leicester Investments (Derivatives) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY
Alliance & Leicester Investments (No.2) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY
Alliance & Leicester Investments Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY
Alliance & Leicester Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY
Alliance & Leicester Personal Finance Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY
Altamira Santander Real Estate, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	REAL ESTATE
Amazonia Trade Limited	United Kingdom	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY
AN (123) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Andaluza de Inversiones, S.A.	Spain	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
ANITCO Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Aquanima Brasil Ltda.	Brazil	0.00%	100.00%	100.00%	100.00%	E-COMMERCE
Aquanima Chile S.A.	Chile	0.00%	100.00%	100.00%	100.00%	SERVICES
Aquanima México S. de R.L. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	E-COMMERCE
Aquanima S.A.	Argentina	0.00%	100.00%	100.00%	100.00%	SERVICES
Arcaz - Sociedade Imobiliária Portuguesa, Lda.	Portugal	0.00%	99.90%	100.00%	100.00%	INACTIVE
Argenline S.A. (c)	Uruguay	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY
Asto Digital Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY
Athena Corporation Limited	United Kingdom	0.00%	100.00%	100.00%	-	FINANCIAL SERVICES
Atlantes Azor No. 1	Portugal	-	(a)	-	-	SECURITISATION
Atlantes Azor No. 2	Portugal	-	(a)	-	-	SECURITISATION
Atlantes Mortgage No. 2	Portugal	-	(a)	-	-	SECURITISATION
Atlantes Mortgage No. 3	Portugal	-	(a)	-	-	SECURITISATION
Atlantes Mortgage No. 4	Portugal	-	(a)	-	-	SECURITISATION
Atlantes Mortgage No. 5	Portugal	-	(a)	-	-	SECURITISATION
Atlantes Mortgage No. 7	Portugal	-	(a)	-	-	SECURITISATION
Atlantes Mortgage No.1 FTC	Portugal	-	(a)	-	-	SECURITISATION
Atlantes Mortgage No.1 plc	Ireland	-	(a)	-	-	SECURITISATION

0
		% of ownership held by the Bank		% of voting power (d)
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity
Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.	Brazil	0.00%	89.85%	100.00%	100.00%	FINANCIAL SERVICES
Auto ABS DFP Master Compartment France 2013	France	-	(a)	-	-	SECURITISATION
Auto ABS French Lease Master Compartiment 2016	France	-	(a)	-	-	SECURITISATION
Auto ABS French Leases 2018	France	-	(a)	-	-	SECURITISATION
Auto ABS French Loans Master	France	-	(a)	-	-	SECURITISATION
Auto ABS French LT Leases Master	France	-	(a)	-	-	SECURITISATION
Auto ABS Italian Loans 2018-1 S.R.L.	Italy	-	(a)	-	-	SECURITISATION
Auto ABS Spanish Loans 2016, Fondo de Titulización	Spain	-	(a)	-	-	SECURITISATION
Auto ABS Spanish Loans 2018-1, Fondo de Titulización	Spain	-	(a)	-	-	SECURITISATION
Auto ABS Swiss Leases 2013 Gmbh	Switzerland	-	(a)	-	-	SECURITISATION
Auto ABS UK Loans 2017 Holdings Limited	United Kingdom	-	(a)	-	-	SECURITISATION
Auto ABS UK Loans 2017 Plc	United Kingdom	-	(a)	-	-	SECURITISATION
Auto ABS UK Loans Holdings Limited	United Kingdom	-	(a)	-	-	SECURITISATION
Auto ABS UK Loans PLC	United Kingdom	-	(a)	-	-	SECURITISATION
Auttar HUT Processamento de Dados Ltda.	Brazil	0.00%	79.52%	100.00%	100.00%	TECHNOLOGY SERVICES
Aviación Antares, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	RENTING
Aviación Británica, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	RENTING
Aviación Centaurus, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	RENTING
Aviación Comillas, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	RENTING
Aviación Intercontinental, A.I.E.	Spain	99.97%	0.03%	100.00%	100.00%	RENTING
Aviación Laredo, S.L.	Spain	99.00%	1.00%	100.00%	100.00%	AIR TRANSPORT
Aviación Oyambre, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	RENTING
Aviación RC II, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	RENTING
Aviación Real, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	RENTING
Aviación Santillana S.L.	Spain	99.00%	1.00%	100.00%	-	RENTING
Aviación Scorpius, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	RENTING
Aviación Suances, S.L.	Spain	99.00%	1.00%	100.00%	100.00%	AIR TRANSPORT
Aviación Tritón, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	RENTING
Aymoré Crédito, Financiamento e Investimento S.A.	Brazil	0.00%	89.85%	100.00%	100.00%	FINANCE COMPANY
Banca PSA Italia S.p.A.	Italy	0.00%	50.00%	50.00%	50.00%	BANKING
Banco Bandepe S.A.	Brazil	0.00%	89.85%	100.00%	100.00%	BANKING
Banco de Albacete, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	BANKING
Banco de Asunción, S.A. en liquidación voluntaria (c)	Paraguay	0.00%	99.33%	99.33%	99.33%	BANKING
Banco Madesant - Sociedade Unipessoal, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	BANKING

0
		% of ownership held by the Bank		% of voting power (d)
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity
Banco Olé Bonsucesso Consignado S.A.	Brazil	0.00%	53.91%	60.00%	60.00%	BANKING
Banco PSA Finance Brasil S.A.	Brazil	0.00%	44.93%	50.00%	50.00%	FINANCE COMPANY
Banco S3 México, S.A., Institución de Banca Múltiple	Mexico	0.00%	100.00%	100.00%	100.00%	CREDIT INSTITUTION
Banco Santander - Chile	Chile	0.00%	67.12%	67.18%	67.18%	BANKING
Banco Santander (Brasil) S.A.	Brazil	13.94%	75.92%	90.44%	90.24%	BANKING
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México como Fiduciaria del Fideicomiso 100740	Mexico	0.00%	75.13%	100.00%	100.00%	FINANCE COMPANY
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México como Fiduciaria del Fideicomiso 2002114	Mexico	0.00%	76.48%	100.00%	100.00%	HOLDING COMPANY
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México como Fiduciaria del Fideicomiso GFSSLPT	Mexico	0.00%	77.83%	100.00%	100.00%	FINANCE COMPANY
Banco Santander (Panamá), S.A. (c)	Panama	0.00%	100.00%	100.00%	100.00%	BANKING
Banco Santander (Suisse) SA	Switzerland	0.00%	100.00%	100.00%	100.00%	BANKING
Banco Santander Consumer Portugal, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	BANKING
Banco Santander de Negocios Colombia S.A.	Colombia	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY
Banco Santander International	United States	0.00%	100.00%	100.00%	100.00%	BANKING
Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	Mexico	0.00%	75.13%	75.17%	99.99%	BANKING
Banco Santander Perú S.A.	Peru	99.00%	1.00%	100.00%	100.00%	BANKING
Banco Santander Puerto Rico	Puerto Rico	0.00%	100.00%	100.00%	100.00%	BANKING
Banco Santander Río S.A.	Argentina	0.00%	99.30%	99.25%	99.20%	BANKING
Banco Santander Totta, S.A.	Portugal	0.00%	99.86%	99.96%	99.96%	BANKING
Banco Santander, S.A.	Uruguay	97.75%	2.25%	100.00%	100.00%	BANKING
Banif International Bank, Ltd (c)	Bahamas	0.00%	99.86%	100.00%	100.00%	BANKING
Bansa Santander S.A.	Chile	0.00%	100.00%	100.00%	100.00%	REAL ESTATE
BCLF 2013-1 B.V.	The Netherlands	-	(a)	-	-	SECURITISATION
BEN Benefícios e Serviços S.A.	Brazil	0.00%	89.85%	100.00%	-	PAYMENT SERVICES
Besaya ECA Designated Activity Company (b)	Ireland	0.00%	0.00%	0.00%	-	FINANCE COMPANY
Bilkreditt 3 Designated Activity Company (c)	Ireland	-	(a)	-	-	SECURITISATION
Bilkreditt 4 Designated Activity Company (c)	Ireland	-	(a)	-	-	SECURITISATION
Bilkreditt 5 Designated Activity Company(c)	Ireland	-	(a)	-	-	SECURITISATION
Bilkreditt 6 Designated Activity Company	Ireland	-	(a)	-	-	SECURITISATION

0
		% of ownership held by the Bank		% of voting power (d)
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity
Bilkreditt 7 Designated Activity Company	Ireland	-	(a)	-	-	SECURITISATION
BPE Financiaciones, S.A.	Spain	90.00%	10.00%	100.00%	100.00%	FINANCE COMPANY
BPE Representaçoes y Participaçoes, Ltda. (c)	Brazil	100.00%	0.00%	100.00%	100.00%	FINANCE COMPANY
BPP Asesores S.A. (c)	Argentina	100.00%	0.00%	100.00%	100.00%	FINANCE COMPANY
BPV Promotora de Vendas e Cobrança Ltda.	Brazil	0.00%	53.91%	100.00%	100.00%	FINANCE COMPANY
BRS Investments S.A.	Argentina	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY
Caja de Emisiones con Garantía de Anualidades Debidas por el Estado, S.A.	Spain	62.87%	0.00%	62.87%	62.87%	FINANCE COMPANY
Cántabra de Inversiones, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY
Cántabro Catalana de Inversiones, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY
Capital Street Delaware LP	United States	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Capital Street Holdings, LLC	United States	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Capital Street REIT Holdings, LLC	United States	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Capital Street S.A.	Luxembourg	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY
Carfax (Guernsey) Limited (f)	Guernsey	0.00%	100.00%	100.00%	100.00%	INSURANCE BROKERAGE
Carfinco Financial Group Inc.	Canada	96.42%	0.00%	96.42%	96.42%	HOLDING COMPANY
Carfinco Inc.	Canada	0.00%	96.42%	100.00%	100.00%	FINANCE COMPANY
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México	Mexico	0.00%	99.97%	99.97%	99.97%	SECURITIES COMPANY
Cater Allen Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Cater Allen International Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITIES COMPANY
Cater Allen Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	BANKING
Cater Allen Lloyd's Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Cater Allen Syndicate Management Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	ADVISORY SERVICES
CCAP Auto Lease Ltd.	United States	0.00%	69.71%	100.00%	100.00%	LEASING
Centro de Capacitación Santander, A.C.	Mexico	0.00%	75.13%	100.00%	100.00%	NON PROFIT INSTITUTE
Certidesa, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	AIRCRAFT RENTAL
Chrysler Capital Auto Funding I LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY
Chrysler Capital Auto Funding II LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY
Chrysler Capital Auto Receivables LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY
Chrysler Capital Auto Receivables Trust 2016 - A	United States	-	(a)	-	-	SECURITISATION
Chrysler Capital Master Auto Receivables Funding 2 LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY
Chrysler Capital Master Auto Receivables Funding LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY
Compagnie Generale de Credit Aux Particuliers - Credipar S.A.	France	0.00%	50.00%	100.00%	100.00%	BANKING
Compagnie Pour la Location de Vehicules - CLV	France	0.00%	50.00%	100.00%	100.00%	FINANCE COMPANY
Comunidad Laboral Trabajando Argentina S.A.	Argentina	0.00%	100.00%	100.00%	-	SERVICES
Comunidad Laboral Trabajando Iberica, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	-	SERVICES
Consulteam Consultores de Gestão, Lda.	Portugal	86.28%	13.72%	100.00%	100.00%	REAL ESTATE
Consumer Lending Receivables LLC	United States	0.00%	69.71%	100.00%	100.00%	SECURITISATION
Crawfall S.A. (c)	Uruguay	100.00%	0.00%	100.00%	100.00%	SERVICES
Darep Designated Activity Company	Ireland	100.00%	0.00%	100.00%	100.00%	REINSURANCES
Digital Procurement Holdings N.V.	The Netherlands	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Diners Club Spain, S.A.	Spain	75.00%	0.00%	75.00%	75.00%	CARDS
Dirección Estratega, S.C.	Mexico	0.00%	100.00%	100.00%	100.00%	SERVICES
Dirgenfin, S.L., en liquidación (c)	Spain	0.00%	100.00%	100.00%	100.00%	REAL ESTATE DEVELOPMENT
Drive Auto Receivables Trust 2015-A	United States	-	(a)	-	-	SECURITISATION
Drive Auto Receivables Trust 2015-B	United States	-	(a)	-	-	SECURITISATION
Drive Auto Receivables Trust 2015-C	United States	-	(a)	-	-	SECURITISATION
Drive Auto Receivables Trust 2015-D	United States	-	(a)	-	-	SECURITISATION
Drive Auto Receivables Trust 2016-A	United States	-	(a)	-	-	SECURITISATION
Drive Auto Receivables Trust 2016-B	United States	-	(a)	-	-	SECURITISATION
Drive Auto Receivables Trust 2016-C	United States	-	(a)	-	-	SECURITISATION
Drive Auto Receivables Trust 2017-1	United States	-	(a)	-	-	SECURITISATION
Drive Auto Receivables Trust 2017-2	United States	-	(a)	-	-	SECURITISATION
Drive Auto Receivables Trust 2017-3	United States	-	(a)	-	-	SECURITISATION
Drive Auto Receivables Trust 2017-A	United States	-	(a)	-	-	SECURITISATION
Drive Auto Receivables Trust 2017-B	United States	-	(a)	-	-	SECURITISATION
Drive Auto Receivables Trust 2018-1	United States	-	(a)	-	-	SECURITISATION
Drive Auto Receivables Trust 2018-2	United States	-	(a)	-	-	SECURITISATION
Drive Auto Receivables Trust 2018-3	United States	-	(a)	-	-	SECURITISATION

0
		% of ownership held by the Bank		% of voting power (d)
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity
Drive Auto Receivables Trust 2018-4	United States	-	(a)	-	-	SECURITISATION
Drive Auto Receivables Trust 2018-5	United States	-	(a)	-	-	SECURITISATION
Drive Auto Receivables Trust 2019-1	United States	-	(a)	-	-	INACTIVE
EDT FTPYME Pastor 3 Fondo de Titulización de Activos	Spain	-	(a)	-	-	SECURITISATION
Electrolyser, S.A. de C.V.	Mexico	0.00%	75.13%	100.00%	100.00%	SERVICES
Entidad de Desarrollo a la Pequeña y Micro Empresa Santander Consumo Perú S.A.	Peru	55.00%	0.00%	55.00%	55.00%	FINANCE COMPANY
Erestone S.A.S.	France	0.00%	90.00%	90.00%	90.00%	REAL ESTATE
Esfera Fidelidade S.A.	Brazil	0.00%	89.85%	100.00%	-	SERVICES
Evidence Previdência S.A.	Brazil	0.00%	89.85%	100.00%	100.00%	HOLDING COMPANY
Finance Professional Services, S.A.S.	France	0.00%	100.00%	100.00%	100.00%	SERVICES
Financeira El Corte Inglés, Portugal, S.F.C., S.A.	Portugal	0.00%	51.00%	100.00%	100.00%	FINANCE COMPANY
Financiera El Corte Inglés, E.F.C., S.A.	Spain	0.00%	51.00%	51.00%	51.00%	FINANCE COMPANY
Finsantusa, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
First National Motor Business Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
First National Motor Contracts Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
First National Motor Facilities Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
First National Motor Finance Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	ADVISORY SERVICES
First National Motor Leasing Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
First National Motor plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
First National Tricity Finance Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY
Fondo de Inversión Privado Renta Terrenos I (c)	Chile	0.00%	100.00%	100.00%	-	INVESTMENT FUND
Fondo de Titulización de Activos PYMES Santander 9	Spain	-	(a)	-	-	SECURITISATION
Fondo de Titulización de Activos RMBS Santander 1	Spain	-	(a)	-	-	SECURITISATION
Fondo de Titulización de Activos RMBS Santander 2	Spain	-	(a)	-	-	SECURITISATION
Fondo de Titulización de Activos RMBS Santander 3	Spain	-	(a)	-	-	SECURITISATION
Fondo de Titulización de Activos Santander 2	Spain	-	(a)	-	-	SECURITISATION
Fondo de Titulización de Activos Santander Consumer Spain Auto 2014-1	Spain	-	(a)	-	-	SECURITISATION
Fondo de Titulización de Activos Santander Empresas 1	Spain	-	(a)	-	-	SECURITISATION
Fondo de Titulización de Activos Santander Empresas 2	Spain	-	(a)	-	-	SECURITISATION

0
		% of ownership held by the Bank		% of voting power (d)
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity
Fondo de Titulización de Activos Santander Empresas 3	Spain	-	(a)	-	-	SECURITISATION
Fondo de Titulización de Activos Santander Hipotecario 7	Spain	-	(a)	-	-	SECURITISATION
Fondo de Titulización de Activos Santander Hipotecario 8	Spain	-	(a)	-	-	SECURITISATION
Fondo de Titulización de Activos Santander Hipotecario 9	Spain	-	(a)	-	-	SECURITISATION
Fondo de Titulización PYMES Santander 13	Spain	-	(a)	-	-	SECURITISATION
Fondo de Titulización PYMES Santander 14	Spain	-	(a)	-	-	SECURITISATION
Fondo de Titulización RMBS Santander 4	Spain	-	(a)	-	-	SECURITISATION
Fondo de Titulización RMBS Santander 5	Spain	-	(a)	-	-	SECURITISATION
Fondo de Titulización Santander Consumer Spain Auto 2016-1	Spain	-	(a)	-	-	SECURITISATION
Fondo de Titulización Santander Consumer Spain Auto 2016-2	Spain	-	(a)	-	-	SECURITISATION
Fondo de Titulización Santander Consumo 2	Spain	-	(a)	-	-	SECURITISATION
Fondo de Titulización Santander Financiación 1	Spain	-	(a)	-	-	SECURITISATION
Fondos Santander, S.A. Administradora de Fondos de Inversión (en liquidación) (c)	Uruguay	0.00%	100.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Fortensky Trading, Ltd.	Ireland	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY
Fosse (Master Issuer) Holdings Limited	United Kingdom	-	(a)	-	-	SECURITISATION
Fosse Funding (No.1) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITISATION
Fosse Master Issuer PLC	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITISATION
Fosse PECOH Limited	United Kingdom	-	(a)	-	-	SECURITISATION
Fosse Trustee (UK) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITISATION
FTPYME Banesto 2, Fondo de Titulización de Activos	Spain	-	(a)	-	-	SECURITISATION
FTPYME Santander 2 Fondo de Titulización de Activos	Spain	-	(a)	-	-	SECURITISATION
Fundo de Investimentos em Direitos Creditórios Multisegmentos NPL Ipanema V – Não padronizado	Brazil	-	(a)	-	-	INVESTMENT FUND
Fundo de Investimentos em Direitos Creditórios Multisegmentos NPL Ipanema VI – Não padronizado	Brazil	-	(a)	-	-	INVESTMENT FUND
Gamma, Sociedade Financeira de Titularização de Créditos, S.A.	Portugal	0.00%	99.86%	100.00%	100.00%	SECURITISATION
GC FTPYME Pastor 4 Fondo de Titulización de Activos	Spain	-	(a)	-	-	SECURITISATION

0
		% of ownership held by the Bank		% of voting power (d)
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity
Gesban México Servicios Administrativos Globales, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	SERVICES
Gesban Santander Servicios Profesionales Contables Limitada	Chile	0.00%	100.00%	100.00%	100.00%	INTERNET
Gesban Servicios Administrativos Globales, S.L.	Spain	99.99%	0.01%	100.00%	100.00%	SERVICES
Gesban UK Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	PAYMENTS AND COLLECTIONS SERVICES
Gestión de Instalaciones Fotovoltaicas, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	ELECTRICITY PRODUCTION
Gestora de Procesos S.A. en liquidación (c)	Peru	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Gestora Patrimonial Calle Francisco Sancha 12, S.L.	Spain	96.34%	0.00%	96.34%	96.34%	SECURITIES AND REAL ESTATE MANAGEMENT
Gestora Popular, S.A.	Spain	35.00%	65.00%	100.00%	100.00%	REAL ESTATE
Getnet Adquirência e Serviços para Meios de Pagamento S.A.	Brazil	0.00%	79.52%	88.50%	88.50%	PAYMENT SERVICES
Global Galantis, S.A.	Spain	0.00%	100.00%	100.00%	-	INACTIVE
Golden Bar (Securitisation) S.r.l.	Italy	-	(a)	-	-	SECURITISATION
Golden Bar Stand Alone 2014-1	Italy	-	(a)	-	-	SECURITISATION
Golden Bar Stand Alone 2015-1	Italy	-	(a)	-	-	SECURITISATION
Golden Bar Stand Alone 2016-1	Italy	-	(a)	-	-	SECURITISATION
Golden Bar Stand Alone 2018-1	Italy	-	(a)	-	-	SECURITISATION
Green Energy Holding Company, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Grupo Empresarial Santander, S.L.	Spain	99.11%	0.89%	100.00%	100.00%	HOLDING COMPANY
Grupo Financiero Santander México, S.A. de C.V.	Mexico	100.00%	0.00%	100.00%	-	HOLDING COMPANY
GTS El Centro Equity Holdings, LLC	United States	0.00%	56.88%	56.88%	81.90%	HOLDING COMPANY
GTS El Centro Project Holdings, LLC	United States	0.00%	56.88%	100.00%	100.00%	HOLDING COMPANY
Guaranty Car, S.A. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	AUTOMOTIVE
Hipototta No. 4 FTC	Portugal	-	(a)	-	-	SECURITISATION
Hipototta No. 4 plc	Ireland	-	(a)	-	-	SECURITISATION
Hipototta No. 5 FTC	Portugal	-	(a)	-	-	SECURITISATION
Hipototta No. 5 plc	Ireland	-	(a)	-	-	SECURITISATION
Hipototta No.13	Portugal	-	(a)	-	-	SECURITISATION
Hispamer Renting, S.A. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	RENTING
Holbah II Limited	Bahamas	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Holbah Santander, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY

0
		% of ownership held by the Bank		% of voting power (d)
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity
Holmes Funding Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITISATION
Holmes Holdings Limited	United Kingdom	-	(a)	-	-	SECURITISATION
Holmes Master Issuer plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITISATION
Holmes Trustees Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITISATION
Holneth B.V.	The Netherlands	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
HQ Mobile Limited	United Kingdom	0.00%	100.00%	100.00%	-	INTERNET TECHNOLOGY
Ibérica de Compras Corporativas, S.L.	Spain	97.17%	2.83%	100.00%	100.00%	E-COMMERCE
Independence Community Bank Corp.	United States	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Ingeniería de Software Bancario HUB Chile Limitada	Chile	0.00%	100.00%	100.00%	100.00%	IT SERVICES
Inmo Francia 2, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	REAL ESTATE
Inmobiliaria Viagracia, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	REAL ESTATE
Insurance Funding Solutions Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY
Integry Tecnologia e Serviços A H U Ltda.	Brazil	0.00%	79.52%	100.00%	100.00%	TECHNOLOGY SERVICES
Interfinance Holanda B.V.	The Netherlands	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY
Intermediacion y Servicios Tecnológicos, S.A.	Spain	99.50%	0.50%	100.00%	100.00%	SERVICES
Inversiones Capital Global, S.A. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY
Inversiones Inmobiliarias Alprosa, S.L.	Spain	94.33%	5.67%	100.00%	100.00%	REAL ESTATE
Inversiones Inmobiliarias Cedaceros, S.A.	Spain	99.50%	0.50%	100.00%	100.00%	REAL ESTATE
Inversiones Inmobiliarias Gercebio, S.A.	Spain	97.80%	2.20%	100.00%	100.00%	REAL ESTATE
Inversiones Inmobiliarias Inagua, S.A. (b)	Spain	0.00%	0.00%	0.00%	100.00%	REAL ESTATE
Inversiones Inverjota, SICAV, S.A., en liquidación (c) (b)	Spain	0.00%	0.00%	0.00%	-	INVESTMENT COMPANY
Inversiones Marítimas del Mediterráneo, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	INACTIVE
Investigaciones Pedreña, A.I.E.	Spain	99.00%	1.00%	100.00%	-	RESEARCH AND DEVELOPMENT
Isban México, S.A. de C.V.	Mexico	0.00%	75.13%	100.00%	100.00%	IT SERVICES
Isla de los Buques, S.A.	Spain	99.98%	0.02%	100.00%	100.00%	FINANCE COMPANY
La Unión Resinera Española, S.A., en liquidación (c)	Spain	76.79%	19.55%	96.35%	96.35%	CHEMISTRY
Langton Funding (No.1) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITISATION
Langton Mortgages Trustee (UK) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITISATION
Langton PECOH Limited	United Kingdom	-	(a)	-	-	SECURITISATION
Langton Securities (2008-1) plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITISATION
Langton Securities (2010-1) PLC	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITISATION
Langton Securities (2010-2) PLC	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITISATION
Langton Securities Holdings Limited	United Kingdom	-	(a)	-	-	SECURITISATION
Laparanza, S.A.	Spain	61.59%	0.00%	61.59%	61.59%	AGRICULTURAL HOLDING
Liquidity Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FACTORING
Luri 1, S.A. (e)	Spain	36.00%	0.00%	36.00%	31.00%	REAL ESTATE
Luri 4, S.A. Unipersonal, en liquidación (c) (b)	Spain	0.00%	0.00%	0.00%	100.00%	REAL ESTATE
Luri 6, S.A. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	REAL ESTATE INVESTMENT
MAC No. 1 Limited	United Kingdom	-	(a)	-	-	MORTGAGE CREDIT COMPANY
Manberor, S.A.	Spain	97.80%	2.20%	100.00%	100.00%	REAL ESTATE
Master Red Europa, S.L.	Spain	96.34%	0.00%	96.34%	96.34%	CARDS
Mata Alta, S.L.	Spain	0.00%	61.59%	100.00%	100.00%	REAL ESTATE
Merciver, S.L.	Spain	99.90%	0.10%	100.00%	100.00%	FINANCIAL ADVISORY
Merlion Aviation One Designated Activity Company	Ireland	51.00%	0.00%	51.00%	51.00%	RENTING
Moneybit, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	SERVICES
Mortgage Engine Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCIAL SERVICES
Motor 2015-1 Holdings Limited	United Kingdom	-	(a)	-	-	SECURITISATION
Motor 2015-1 PLC	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITISATION
Motor 2016-1 Holdings Limited	United Kingdom	-	(a)	-	-	SECURITISATION
Motor 2016-1 PLC	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITISATION
Motor 2016-1M Ltd (c)	United Kingdom	-	(a)	-	-	SECURITISATION
Motor 2017-1 Holdings Limited	United Kingdom	-	(a)	-	-	SECURITISATION
Motor 2017-1 PLC	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITISATION
Naviera Mirambel, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY
Naviera Trans Gas, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	RENTING
Naviera Trans Iron, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	LEASING
Naviera Trans Ore, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	RENTING
Naviera Trans Wind, S.L.	Spain	99.99%	0.01%	100.00%	100.00%	RENTING
Naviera Transcantábrica, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	LEASING
Naviera Transchem, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	LEASING
Newcomar, S.L., en liquidación (c)	Spain	40.00%	40.00%	80.00%	80.00%	REAL ESTATE
Norbest AS	Norway	7.94%	92.06%	100.00%	100.00%	SECURITIES INVESTMENT

0
		% of ownership held by the Bank		% of voting power (d)
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity
Novimovest – Fundo de Investimento Imobiliário	Portugal	0.00%	79.65%	79.76%	79.51%	INVESTMENT FUND
NW Services CO.	United States	0.00%	100.00%	100.00%	100.00%	E-COMMERCE
Olé Tecnologia Ltda.	Brazil	0.00%	53.91%	100.00%	100.00%	IT SERVICES
Open Bank, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	BANKING
Open Digital Market, S.L.	Spain	0.00%	100.00%	100.00%	-	SERVICES
Open Digital Services, S.L.	Spain	99.97%	0.03%	100.00%	100.00%	SERVICES
Operadora de Carteras Gamma, S.A.P.I. de C.V.	Mexico	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY
Optimal Investment Services SA	Switzerland	100.00%	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Optimal Multiadvisors Ireland Plc / Optimal Strategic US Equity Ireland Euro Fund (b)	Ireland	0.00%	54.18%	51.25%	51.25%	FUND MANAGEMENT COMPANY
Optimal Multiadvisors Ireland Plc / Optimal Strategic US Equity Ireland US Dollar Fund (b)	Ireland	0.00%	44.08%	51.57%	51.62%	FUND MANAGEMENT COMPANY
Optimal Multiadvisors Ltd / Optimal Strategic US Equity Series (consolidado) (b)	Bahamas	0.00%	55.86%	56.34%	56.10%	FUND MANAGEMENT COMPANY
Parasant SA	Switzerland	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY
Pastor Vida, S.A. de Seguros y Reaseguros (b)	Spain	0.00%	0.00%	0.00%	100.00%	INSURANCE
PBD Germany Auto 2018 UG (haftungsbeschränkt)	Germany	-	(a)	-	-	SECURITISATION
PBE Companies, LLC	United States	0.00%	100.00%	100.00%	100.00%	REAL ESTATE
PECOH Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITISATION
Pereda Gestión, S.A.	Spain	99.99%	0.01%	100.00%	100.00%	HOLDING COMPANY
Phoenix C1 Aviation Designated Activity Company	Ireland	51.00%	0.00%	51.00%	51.00%	RENTING
Pingham International, S.A.	Uruguay	0.00%	100.00%	100.00%	100.00%	SERVICES
Popular Bolsa S.V., S.A.	Spain	100.00%	0.00%	100.00%	100.00%	SECURITIES COMPANY
Popular Capital, S.A.	Spain	90.00%	10.00%	100.00%	100.00%	FINANCE COMPANY
Popular de Participaciones Financieras, S.A. (b)	Spain	0.00%	0.00%	0.00%	100.00%	VENTURE CAPITAL
Popular de Renting, S.A. (b)	Spain	0.00%	0.00%	0.00%	100.00%	RENTING
Popular Gestão de Activos, S.A.	Portugal	100.00%	0.00%	100.00%	100.00%	MANAGEMENT OF FUNDS AND PORTFOLIOS
Popular Gestión Privada S.G.I.I.C., S.A.	Spain	0.00%	100.00%	100.00%	100.00%	MANAGEMENT OF FUNDS AND PORTFOLIOS
Popular Operaciones, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	FINANCE COMPANY
Popular Seguros - Companhia de Seguros S.A.	Portugal	0.00%	99.90%	100.00%	84.07%	INSURANCE
Portal Universia Argentina S.A.	Argentina	0.00%	75.75%	75.75%	75.75%	INTERNET
Portal Universia Portugal, Prestação de Serviços de Informática, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	INTERNET
Premier Credit S.A.S.	Colombia	0.00%	100.00%	100.00%	100.00%	FINANCIAL ADVISORY

0
		% of ownership held by the Bank		% of voting power (d)
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity
Prime 16 – Fundo de Investimentos Imobiliário	Brazil	0.00%	89.85%	100.00%	100.00%	INVESTMENT FUND
Primestar Servicing, S.A.	Portugal	20.00%	79.89%	100.00%	80.00%	REAL ESTATE
Produban Brasil Tecnologia Ltda.	Brazil	0.00%	100.00%	100.00%	-	TECHNOLOGY SERVICES
PSA Bank Deutschland GmbH	Germany	0.00%	50.00%	50.00%	50.00%	BANKING
PSA Banque France	France	0.00%	50.00%	50.00%	50.00%	BANKING
PSA Consumer Finance Polska Sp. z o.o.	Poland	0.00%	40.24%	100.00%	100.00%	FINANCE COMPANY
PSA Finance Belux S.A.	Belgium	0.00%	50.00%	50.00%	50.00%	FINANCE COMPANY
PSA Finance Polska Sp. z o.o.	Poland	0.00%	40.24%	50.00%	50.00%	FINANCE COMPANY
PSA Finance Suisse, S.A.	Switzerland	0.00%	50.00%	100.00%	100.00%	LEASING
PSA Finance UK Limited	United Kingdom	0.00%	50.00%	50.00%	50.00%	FINANCE COMPANY
PSA Financial Services Nederland B.V.	The Netherlands	0.00%	50.00%	50.00%	50.00%	FINANCE COMPANY
PSA Financial Services Spain, E.F.C., S.A.	Spain	0.00%	50.00%	50.00%	50.00%	FINANCE COMPANY
PSA Renting Italia S.p.A.	Italy	0.00%	50.00%	100.00%	-	RENTING
PSRT 2018-A	United States	-	(a)	-	-	SECURITISATION
Punta Lima, LLC	United States	0.00%	100.00%	100.00%	100.00%	LEASING
Recovery Team, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	FINANCE COMPANY
Retop S.A.	Uruguay	100.00%	0.00%	100.00%	100.00%	FINANCE COMPANY
Return Capital Serviços de Recuperação de Créditos S.A.	Brazil	0.00%	62.90%	70.00%	70.00%	COLLECTION SERVICES
Return Gestão de Recursos S.A.	Brazil	0.00%	62.90%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Riobank International (Uruguay) SAIFE (c)	Uruguay	0.00%	100.00%	100.00%	100.00%	BANKING
Roc Aviation One Designated Activity Company	Ireland	100.00%	0.00%	100.00%	100.00%	RENTING
Roc Shipping One Designated Activity Company	Ireland	51.00%	0.00%	51.00%	51.00%	RENTING
Rojo Entretenimento S.A.	Brazil	0.00%	85.00%	94.60%	94.60%	SERVICES
SAM Asset Management, S.A. de C.V., Sociedad Operadora de Fondos de Inversión	Mexico	0.00%	100.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
SAM Brasil Participações S.A.	Brazil	1.00%	99.00%	100.00%	100.00%	HOLDING COMPANY
SAM Finance Lux S.à r.l.	Luxembourg	0.00%	100.00%	100.00%	100.00%	MANAGEMENT
SAM Investment Holdings Limited (g)	Jersey	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
SAM UK Investment Holdings Limited	United Kingdom	92.38%	7.62%	100.00%	100.00%	HOLDING COMPANY
Sancap Investimentos e Participações S.A.	Brazil	0.00%	89.85%	100.00%	100.00%	HOLDING COMPANY
Saninv - Gestão e Investimentos, Sociedade Unipessoal, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	PORTFOLIO MANAGEMENT
Santander (CF Trustee Property Nominee) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	SERVICES

0
		% of ownership held by the Bank		% of voting power (d)
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity
Santander (CF Trustee) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	ASSET MANAGEMENT
Santander (UK) Group Pension Schemes Trustees Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	ASSET MANAGEMENT
Santander Agente de Valores Limitada	Chile	0.00%	67.44%	100.00%	100.00%	SECURITIES COMPANY
Santander Ahorro Inmobiliario 1, S.A.	Spain	97.95%	0.58%	98.53%	98.54%	REAL ESTATE INVESTMENT
Santander Ahorro Inmobiliario 2, S.A.	Spain	99.13%	0.78%	99.91%	99.91%	REAL ESTATE INVESTMENT
Santander Asset Finance (December) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
Santander Asset Finance plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
Santander Asset Management - Sociedade Gestora de Fundos de Investimento Mobiliário, S.A.	Portugal	100.00%	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Santander Asset Management Chile S.A.	Chile	0.01%	99.94%	100.00%	100.00%	SECURITIES INVESTMENT
Santander Asset Management Luxembourg, S.A.	Luxembourg	0.00%	100.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Santander Asset Management S.A. Administradora General de Fondos	Chile	0.00%	100.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Santander Asset Management UK Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Santander Asset Management UK Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	MANAGEMENT OF FUNDS AND PORTFOLIOS
Santander Asset Management, LLC	Puerto Rico	0.00%	100.00%	100.00%	100.00%	MANAGEMENT
Santander Asset Management, S.A., S.G.I.I.C.	Spain	0.00%	100.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Santander Back-Offices Globales Mayoristas, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	SERVICES
Santander Banca de Inversión Colombia, S.A.S.	Colombia	0.00%	100.00%	100.00%	100.00%	FINANCIAL SERVICES
Santander BanCorp	Puerto Rico	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Santander Bank & Trust Ltd.	Bahamas	0.00%	100.00%	100.00%	100.00%	BANKING
Santander Bank Polska S.A.	Poland	67.47%	0.00%	67.47%	69.34%	BANKING
Santander Bank, National Association	United States	0.00%	100.00%	100.00%	100.00%	BANKING
Santander Brasil Administradora de Consórcio Ltda.	Brazil	0.00%	89.85%	100.00%	100.00%	SERVICES
Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	SECURITIES INVESTMENT
Santander Brasil Gestão de Recursos Ltda.	Brazil	0.00%	100.00%	100.00%	100.00%	REAL ESTATE INVESTMENT
Santander Brasil Tecnologia S.A.	Brazil	0.00%	89.85%	100.00%	100.00%	IT SERVICES
Santander Brasil, EFC, S.A.	Spain	0.00%	89.85%	100.00%	100.00%	FINANCE COMPANY
Santander Capital Desarrollo, SGEIC, S.A. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	VENTURE CAPITAL
Santander Capital Structuring, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	TRADE
Santander Capitalização S.A.	Brazil	0.00%	89.85%	100.00%	100.00%	INSURANCE
Santander Cards Ireland Limited	Ireland	0.00%	100.00%	100.00%	100.00%	CARDS
Santander Cards Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	CARDS
Santander Cards UK Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY
Santander Chile Holding S.A.	Chile	22.11%	77.72%	99.84%	99.84%	HOLDING COMPANY
Santander Consulting (Beijing) Co., Ltd.	China	0.00%	100.00%	100.00%	100.00%	ADVISORY
Santander Consumer (UK) plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY
Santander Consumer ABS Funding 3 LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY
Santander Consumer Auto Receivables Funding 2013-B2 LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY
Santander Consumer Auto Receivables Funding 2013-B3 LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY
Santander Consumer Auto Receivables Funding 2013-L1 LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY
Santander Consumer Auto Receivables Funding 2014-L1 LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY
Santander Consumer Auto Receivables Funding 2015-L1 LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY
Santander Consumer Auto Receivables Funding 2015-L2 LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY
Santander Consumer Auto Receivables Funding 2015-L3 LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY

0
		% of ownership held by the Bank		% of voting power (d)
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity
Santander Consumer Auto Receivables Funding 2015-L4 LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY
Santander Consumer Auto Receivables Funding 2016-B1 LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY
Santander Consumer Auto Receivables Funding 2016-B2 LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY
Santander Consumer Auto Receivables Funding 2016-B3 LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY
Santander Consumer Auto Receivables Funding 2016-B4 LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY
Santander Consumer Auto Receivables Funding 2016-L1 LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY
Santander Consumer Auto Receivables Funding 2016-L2 LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY
Santander Consumer Auto Receivables Funding 2016-L3 LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY
Santander Consumer Auto Receivables Funding 2016-L4 LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY
Santander Consumer Auto Receivables Funding 2017-L1 LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY
Santander Consumer Auto Receivables Funding 2017-L2 LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY
Santander Consumer Auto Receivables Funding 2017-L3 LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY
Santander Consumer Auto Receivables Funding 2017-L4 LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY
Santander Consumer Auto Receivables Funding 2018-L1 LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY
Santander Consumer Auto Receivables Funding 2018-L2 LLC	United States	0.00%	69.71%	100.00%	-	FINANCE COMPANY
Santander Consumer Auto Receivables Funding 2018-L3 LLC	United States	0.00%	69.71%	100.00%	-	FINANCE COMPANY
Santander Consumer Auto Receivables Funding 2018-L4 LLC	United States	0.00%	69.71%	100.00%	-	FINANCE COMPANY
Santander Consumer Auto Receivables Funding 2018-L5 LLC	United States	0.00%	69.71%	100.00%	-	FINANCE COMPANY
Santander Consumer Bank	Belgium	0.00%	100.00%	100.00%	100.00%	BANKING
Santander Consumer Bank AG	Germany	0.00%	100.00%	100.00%	100.00%	BANKING
Santander Consumer Bank AS	Norway	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY
Santander Consumer Bank GmbH	Austria	0.00%	100.00%	100.00%	100.00%	BANKING
Santander Consumer Bank S.A.	Poland	0.00%	80.48%	100.00%	100.00%	BANKING
Santander Consumer Bank S.p.A.	Italy	0.00%	100.00%	100.00%	100.00%	BANKING
Santander Consumer Banque S.A.	France	0.00%	100.00%	100.00%	100.00%	BANKING
Santander Consumer Chile S.A.	Chile	51.00%	0.00%	51.00%	51.00%	FINANCE COMPANY
Santander Consumer Credit Services Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY
Santander Consumer Finance Benelux B.V.	The Netherlands	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY
Santander Consumer Finance Global Services, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	TECHNOLOGY SERVICES
Santander Consumer Finance Oy	Finland	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY
Santander Consumer Finance, S.A.	Spain	75.00%	25.00%	100.00%	100.00%	BANKING
Santander Consumer Finanse Sp. z o.o.	Poland	0.00%	80.48%	100.00%	100.00%	SERVICES
Santander Consumer Holding Austria GmbH	Austria	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Santander Consumer Holding GmbH	Germany	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY

0
		% of ownership held by the Bank		% of voting power (d)
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity
Santander Consumer International Puerto Rico LLC	Puerto Rico	0.00%	69.71%	100.00%	100.00%	SERVICES
Santander Consumer Leasing GmbH	Germany	0.00%	100.00%	100.00%	100.00%	LEASING
Santander Consumer Mediación Operador de Banca-Seguros Vinculado, S.L.	Spain	0.00%	94.61%	100.00%	100.00%	INSURANCE INTERMEDIARY
Santander Consumer Multirent Sp. z o.o.	Poland	0.00%	80.48%	100.00%	100.00%	LEASING
Santander Consumer Operations Services GmbH	Germany	0.00%	100.00%	100.00%	100.00%	SERVICES
Santander Consumer Receivables 10 LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY
Santander Consumer Receivables 11 LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY
Santander Consumer Receivables 3 LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY
Santander Consumer Receivables 7 LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY
Santander Consumer Receivables Funding LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY
Santander Consumer Renting, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	LEASING
Santander Consumer Services GmbH	Austria	0.00%	100.00%	100.00%	100.00%	SERVICES
Santander Consumer Services, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY
Santander Consumer Technology Services GmbH	Germany	0.00%	100.00%	100.00%	100.00%	IT SERVICES
Santander Consumer USA Holdings Inc.	United States	0.00%	69.71%	69.71%	68.12%	HOLDING COMPANY
Santander Consumer USA Inc.	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY
Santander Consumer, EFC, S.A.	Spain	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY
Santander Consumo, S.A. de C.V., S.O.F.O.M., E.R., Grupo Financiero Santander México	Mexico	0.00%	75.13%	100.00%	100.00%	CARDS
Santander Corredora de Seguros Limitada	Chile	0.00%	67.20%	100.00%	100.00%	INSURANCE BROKERAGE
Santander Corredores de Bolsa Limitada	Chile	0.00%	83.23%	100.00%	100.00%	SECURITIES COMPANY
Santander Corretora de Câmbio e Valores Mobiliários S.A.	Brazil	0.00%	89.85%	100.00%	100.00%	SECURITIES COMPANY
Santander Corretora de Seguros, Investimentos e Serviços S.A.	Brazil	0.00%	89.85%	100.00%	100.00%	HOLDING COMPANY
Santander de Titulización S.G.F.T., S.A.	Spain	81.00%	19.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Santander Drive Auto Receivables LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY
Santander Drive Auto Receivables Trust 2014-4	United States	-	(a)	-	-	SECURITISATION
Santander Drive Auto Receivables Trust 2014-5	United States	-	(a)	-	-	SECURITISATION
Santander Drive Auto Receivables Trust 2015-1	United States	-	(a)	-	-	SECURITISATION

0
		% of ownership held by the Bank		% of voting power (d)
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity
Santander Drive Auto Receivables Trust 2015-2	United States	-	(a)	-	-	SECURITISATION
Santander Drive Auto Receivables Trust 2015-3	United States	-	(a)	-	-	SECURITISATION
Santander Drive Auto Receivables Trust 2015-4	United States	-	(a)	-	-	SECURITISATION
Santander Drive Auto Receivables Trust 2015-5	United States	-	(a)	-	-	SECURITISATION
Santander Drive Auto Receivables Trust 2016-1	United States	-	(a)	-	-	SECURITISATION
Santander Drive Auto Receivables Trust 2016-2	United States	-	(a)	-	-	SECURITISATION
Santander Drive Auto Receivables Trust 2016-3	United States	-	(a)	-	-	SECURITISATION
Santander Drive Auto Receivables Trust 2017-1	United States	-	(a)	-	-	SECURITISATION
Santander Drive Auto Receivables Trust 2017-2	United States	-	(a)	-	-	SECURITISATION
Santander Drive Auto Receivables Trust 2017-3	United States	-	(a)	-	-	SECURITISATION
Santander Drive Auto Receivables Trust 2018-1	United States	-	(a)	-	-	SECURITISATION
Santander Drive Auto Receivables Trust 2018-2	United States	-	(a)	-	-	SECURITISATION
Santander Drive Auto Receivables Trust 2018-3	United States	-	(a)	-	-	SECURITISATION
Santander Drive Auto Receivables Trust 2018-4	United States	-	(a)	-	-	SECURITISATION
Santander Drive Auto Receivables Trust 2018-5	United States	-	(a)	-	-	SECURITISATION
Santander Energías Renovables I, S.C.R., S.A.	Spain	59.66%	0.00%	59.66%	59.66%	VENTURE CAPITAL
Santander Equity Investments Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY
Santander España Merchant Services, Entidad de Pago, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	PAYMENT SERVICES
Santander Estates Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	REAL ESTATE
Santander F24 S.A.	Poland	0.00%	67.47%	100.00%	100.00%	FINANCE COMPANY
Santander Factoring S.A.	Chile	0.00%	99.84%	100.00%	100.00%	FACTORING
Santander Factoring Sp. z o.o.	Poland	0.00%	67.47%	100.00%	100.00%	FINANCIAL SERVICES
Santander Factoring y Confirming, S.A., E.F.C.	Spain	100.00%	0.00%	100.00%	100.00%	FACTORING
Santander FI Hedge Strategies	Ireland	0.00%	89.85%	100.00%	100.00%	INVESTMENT COMPANY
Santander Finance 2012-1 LLC	United States	0.00%	100.00%	100.00%	100.00%	FINANCIAL SERVICES
Santander Financial Exchanges Limited	United Kingdom	100.00%	0.00%	100.00%	100.00%	FINANCE COMPANY
Santander Financial Services, Inc.	Puerto Rico	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY
Santander Finanse Sp. z o.o.	Poland	0.00%	67.47%	100.00%	100.00%	FINANCIAL SERVICES
Santander Fintech Limited	United Kingdom	100.00%	0.00%	100.00%	100.00%	FINANCE COMPANY

0
		% of ownership held by the Bank		% of voting power (d)
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity
Santander Fund Administration, S.A. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Santander Fundo de Investimento Amazonas Multimercado Crédito Privado Investimento no Exterior	Brazil	0.00%	89.85%	100.00%	100.00%	INVESTMENT FUND
Santander Fundo de Investimento Diamantina Multimercado Crédito Privado Investimento no Exterior	Brazil	0.00%	89.85%	100.00%	100.00%	INVESTMENT FUND
Santander Fundo de Investimento Financial Curto Prazo	Brazil	0.00%	89.85%	100.00%	100.00%	INVESTMENT FUND
Santander Fundo de Investimento Guarujá Multimercado Crédito Privado Investimento no Exterior	Brazil	0.00%	89.85%	100.00%	100.00%	INVESTMENT FUND
Santander Fundo de Investimento SBAC Referenciado di Crédito Privado	Brazil	0.00%	85.75%	100.00%	100.00%	INVESTMENT FUND
Santander Fundo de Investimento Unix Multimercado Crédito Privado	Brazil	0.00%	89.85%	100.00%	100.00%	INVESTMENT FUND
Santander GBM Secured Financing Designated Activity Company (b)	Ireland	0.00%	0.00%	0.00%	-	SECURITISATION
Santander Gestión de Recaudación y Cobranzas Ltda.	Chile	0.00%	99.84%	100.00%	100.00%	FINANCIAL SERVICES
Santander Global Consumer Finance Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY
Santander Global Facilities, S.A. de C.V.	Mexico	100.00%	0.00%	100.00%	100.00%	REAL ESTATE MANAGEMENT
Santander Global Facilities, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	REAL ESTATE
Santander Global Operations, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	SERVICES
Santander Global Property, S.L.	Spain	97.34%	2.66%	100.00%	100.00%	SECURITIES INVESTMENT
Santander Global Services, S.A. (c)	Uruguay	0.00%	100.00%	100.00%	100.00%	SERVICES
Santander Global Sport, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	SPORTS ACTIVITY
Santander Global Technology, S.L.	Spain	100.00%	0.00%	100.00%	-	IT SERVICES
Santander Guarantee Company	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
Santander Hermes Multimercado Crédito Privado Infraestructura Fundo de Investimento	Brazil	0.00%	89.85%	100.00%	-	INVESTMENT FUND
Santander Hipotecario 1 Fondo de Titulización de Activos	Spain	-	(a)	-	-	SECURITISATION
Santander Hipotecario 2 Fondo de Titulización de Activos	Spain	-	(a)	-	-	SECURITISATION
Santander Hipotecario 3 Fondo de Titulización de Activos	Spain	-	(a)	-	-	SECURITISATION
Santander Holding Imobiliária S.A.	Brazil	0.00%	89.85%	100.00%	100.00%	REAL ESTATE
Santander Holding Internacional, S.A.	Spain	99.95%	0.05%	100.00%	100.00%	HOLDING COMPANY
Santander Holdings USA, Inc.	United States	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY
Santander Inclusión Financiera, S.A. de C.V., S.O.F.O.M., E.R., Grupo Financiero Santander México	Mexico	0.00%	75.13%	100.00%	100.00%	FINANCE COMPANY
Santander Insurance Agency, Inc.	Puerto Rico	0.00%	100.00%	100.00%	100.00%	INSURANCE BROKERAGE
Santander Insurance Agency, U.S., LLC	United States	0.00%	100.00%	100.00%	100.00%	INSURANCE
Santander Insurance Services UK Limited	United Kingdom	100.00%	0.00%	100.00%	100.00%	ASSET MANAGEMENT
Santander Intermediación Correduría de Seguros, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	INSURANCE BROKERAGE
Santander International Limited	Jersey	0.00%	100.00%	100.00%	-	FINANCE COMPANY
Santander International Products, Plc. (g)	Ireland	99.99%	0.01%	100.00%	100.00%	FINANCE COMPANY
Santander Inversiones S.A.	Chile	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Santander Investment Bank Limited	Bahamas	0.00%	100.00%	100.00%	100.00%	BANKING
Santander Investment Chile Limitada	Chile	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY
Santander Investment I, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY
Santander Investment Limited	Bahamas	0.00%	100.00%	100.00%	100.00%	INACTIVE
Santander Investment Securities Inc.	United States	0.00%	100.00%	100.00%	100.00%	SECURITIES COMPANY
Santander Investment, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	BANKING
Santander Inwestycje Sp. z o.o.	Poland	0.00%	67.47%	100.00%	100.00%	SECURITIES COMPANY
Santander ISA Managers Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	MANAGEMENT OF FUNDS AND PORTFOLIOS
Santander Lease, S.A., E.F.C.	Spain	70.00%	30.00%	100.00%	100.00%	LEASING
Santander Leasing Poland Securitization 01 Designated Activity Company	Ireland	-	(a)	-	-	SECURITISATION
Santander Leasing S.A.	Poland	0.00%	67.47%	100.00%	100.00%	LEASING
Santander Leasing S.A. Arrendamento Mercantil	Brazil	0.00%	89.85%	99.99%	99.99%	LEASING
Santander Leasing, LLC	United States	0.00%	100.00%	100.00%	100.00%	LEASING

0
		% of ownership held by the Bank		% of voting power (d)
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity
Santander Lending Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	MORTGAGE CREDIT COMPANY
Santander Mediación Operador de Banca-Seguros Vinculado, S.A.	Spain	96.70%	3.30%	100.00%	100.00%	INSURANCE INTERMEDIARY
Santander Merchant S.A.	Argentina	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY
Santander Mortgage Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	-	FINANCIAL SERVICES
Santander Operaciones España, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	SERVICES
Santander Paraty Qif PLC	Ireland	0.00%	89.85%	100.00%	100.00%	INVESTMENT FUND
Santander Pensiones, S.A., E.G.F.P.	Spain	0.00%	100.00%	100.00%	100.00%	PENSION FUND MANAGEMENT COMPANY
Santander Pensões - Sociedade Gestora de Fundos de Pensões, S.A.	Portugal	100.00%	0.00%	100.00%	100.00%	PENSION FUND MANAGEMENT COMPANY
Santander Prime Auto Issuance Notes 2018-A Designated Activity Company	Ireland	-	(a)	-	-	SECURITISATION
Santander Prime Auto Issuance Notes 2018-B Designated Activity Company	Ireland	-	(a)	-	-	SECURITISATION
Santander Prime Auto Issuance Notes 2018-C Designated Activity Company	Ireland	-	(a)	-	-	SECURITISATION
Santander Prime Auto Issuance Notes 2018-D Designated Activity Company	Ireland	-	(a)	-	-	SECURITISATION
Santander Prime Auto Issuance Notes 2018-E Designated Activity Company	Ireland	-	(a)	-	-	SECURITISATION
Santander Private Banking Gestión, S.A., S.G.I.I.C.	Spain	100.00%	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Santander Private Banking s.p.a. in Liquidazione (c)	Italy	100.00%	0.00%	100.00%	100.00%	FINANCE COMPANY
Santander Private Banking UK Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	REAL ESTATE
Santander Private Real Estate Advisory & Management, S.A.	Spain	99.99%	0.01%	100.00%	100.00%	REAL ESTATE
Santander Private Real Estate Advisory, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	REAL ESTATE
Santander Real Estate, S.G.I.I.C., S.A.	Spain	100.00%	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Santander Retail Auto Lease Funding LLC	United States	0.00%	69.71%	100.00%	100.00%	SECURITISATION
Santander Retail Auto Lease Trust 2017-A	United States	-	(a)	-	-	SECURITISATION
Santander Retail Auto Lease Trust 2018-A	United States	-	(a)	-	-	SECURITISATION
Santander Río Asset Management Gerente de Fondos Comunes de Inversión S.A.	Argentina	0.00%	100.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Santander Río Servicios S.A.	Argentina	0.00%	99.97%	100.00%	100.00%	ADVISORY SERVICES
Santander Río Trust S.A.	Argentina	0.00%	99.97%	100.00%	100.00%	SERVICES
Santander Río Valores S.A.	Argentina	0.00%	99.34%	100.00%	100.00%	SECURITIES COMPANY
Santander S.A. Sociedad Securitizadora	Chile	0.00%	67.24%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Santander Secretariat Services Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Santander Securities LLC	United States	0.00%	100.00%	100.00%	100.00%	SECURITIES COMPANY
Santander Securities S.A.	Poland	0.00%	67.47%	100.00%	-	SECURITIES COMPANY

0
		% of ownership held by the Bank		% of voting power (d)
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity
Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	SECURITIES INVESTMENT
Santander Securities Services Brasil Participações S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Santander Securities Services Colombia S.A. Sociedad Fiduciaria	Colombia	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY
Santander Securities Services, S.A. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	BANKING
Santander Seguros y Reaseguros, Compañía Aseguradora, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	INSURANCE
Santander Servicios Corporativos, S.A. de C.V.	Mexico	0.00%	75.14%	100.00%	100.00%	SERVICES
Santander Servicios Especializados, S.A. de C.V.	Mexico	0.00%	75.13%	100.00%	100.00%	FINANCIAL SERVICES
Santander Speedboats Holding Company, S.L.	Spain	99.97%	0.03%	100.00%	-	HOLDING COMPANY
Santander Technology USA, LLC	United States	0.00%	100.00%	100.00%	100.00%	IT SERVICES
Santander Tecnología Argentina S.A.	Argentina	0.00%	99.34%	100.00%	100.00%	IT SERVICES
Santander Tecnología España, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	IT SERVICES
Santander Totta Seguros, Companhia de Seguros de Vida, S.A.	Portugal	0.00%	99.90%	100.00%	100.00%	INSURANCE
Santander Totta, SGPS, S.A.	Portugal	0.00%	99.90%	99.90%	99.90%	HOLDING COMPANY
Santander Towarzystwo Funduszy Inwestycyjnych S.A.	Poland	50.00%	33.74%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Santander Trade Services Limited	Hong-Kong	0.00%	100.00%	100.00%	100.00%	INACTIVE
Santander UK Foundation Limited	United Kingdom	-	(a)	-	-	CHARITABLE SERVICES
Santander UK Group Holdings plc	United Kingdom	77.67%	22.33%	100.00%	100.00%	FINANCE COMPANY
Santander UK Investments	United Kingdom	100.00%	0.00%	100.00%	100.00%	FINANCE COMPANY
Santander UK Operations Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	SERVICES
Santander UK plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	BANKING
Santander UK Technology Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	IT SERVICES
Santander Vivienda, S.A. de C.V., S.O.F.O.M., E.R., Grupo Financiero Santander México	Mexico	0.00%	75.13%	100.00%	100.00%	FINANCE COMPANY
Santander Vivienda, S.A. de C.V., S.O.F.O.M., E.R., Grupo Financiero Santander México como Fiduciaria del Fideicomiso Bursa	Mexico	-	(a)	-	-	SECURITISATION
Santusa Holding, S.L.	Spain	69.76%	30.24%	100.00%	100.00%	HOLDING COMPANY
SC Austria Finance 2013-1 S.A.	Luxembourg	-	(a)	-	-	SECURITISATION
SC Germany Auto 2013-2 UG (haftungsbeschränkt) (c)	Germany	-	(a)	-	-	SECURITISATION

0
		% of ownership held by the Bank		% of voting power (d)
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity
SC Germany Auto 2014-1 UG (haftungsbeschränkt) (c)	Germany	-	(a)	-	-	SECURITISATION
SC Germany Auto 2014-2 UG (haftungsbeschränkt)	Germany	-	(a)	-	-	SECURITISATION
SC Germany Auto 2016-1 UG (haftungsbeschränkt)	Germany	-	(a)	-	-	SECURITISATION
SC Germany Auto 2016-2 UG (haftungsbeschränkt)	Germany	-	(a)	-	-	SECURITISATION
SC Germany Auto 2017-1 UG (haftungsbeschränkt)	Germany	-	(a)	-	-	SECURITISATION
SC Germany Auto 2018-1 UG (haftungsbeschränkt)	Germany	-	(a)	-	-	SECURITISATION
SC Germany Consumer 2013-1 UG (haftungsbeschränkt) (c)	Germany	-	(a)	-	-	SECURITISATION
SC Germany Consumer 2014-1 UG (haftungsbeschränkt)	Germany	-	(a)	-	-	SECURITISATION
SC Germany Consumer 2015-1 UG (haftungsbeschränkt)	Germany	-	(a)	-	-	SECURITISATION
SC Germany Consumer 2016-1 UG (haftungsbeschränkt)	Germany	-	(a)	-	-	SECURITISATION
SC Germany Consumer 2017-1 UG (haftungsbeschränkt)	Germany	-	(a)	-	-	SECURITISATION
SC Germany Consumer 2018-1 UG (haftungsbeschränkt)	Germany	-	(a)	-	-	SECURITISATION
SC Germany Vehicles 2013-1 UG (haftungsbeschränkt)	Germany	-	(a)	-	-	SECURITISATION
SC Germany Vehicles 2015-1 UG (haftungsbeschränkt)	Germany	-	(a)	-	-	SECURITISATION
SC Poland Consumer 15-1 Sp. z.o.o.	Poland	-	(a)	-	-	SECURITISATION
SC Poland Consumer 16-1 Sp. z o.o.	Poland	-	(a)	-	-	SECURITISATION
SCF Ajoneuvohallinto I Limited	Ireland	-	(a)	-	-	SECURITISATION
SCF Ajoneuvohallinto II Limited	Ireland	-	(a)	-	-	SECURITISATION
SCF Ajoneuvohallinto KIMI VI Limited	Ireland	-	(a)	-	-	SECURITISATION
SCF Ajoneuvohallinto VII Limited	Ireland	-	(a)	-	-	SECURITISATION
SCF Eastside Locks GP Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	REAL ESTATE MANAGEMENT
SCF Rahoituspalvelut I Designated Activity Company	Ireland	-	(a)	-	-	SECURITISATION
SCF Rahoituspalvelut II Designated Activity Company	Ireland	-	(a)	-	-	SECURITISATION
SCF Rahoituspalvelut KIMI VI Designated Activity Company	Ireland	-	(a)	-	-	SECURITISATION
SCF Rahoituspalvelut VII Designated Activity Company	Ireland	-	(a)	-	-	SECURITISATION
SCFI Ajoneuvohallinto Limited (c)	Ireland	-	(a)	-	-	SECURITISATION
SCFI Rahoituspalvelut Designated Activity Company (c)	Ireland	-	(a)	-	-	SECURITISATION
Secucor Finance 2013-I Designated Activity Company	Ireland	-	(a)	-	-	SECURITISATION
Services and Promotions Delaware Corp.	United States	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY

0
		% of ownership held by the Bank		% of voting power (d)
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity
Services and Promotions Miami LLC	United States	0.00%	100.00%	100.00%	100.00%	REAL ESTATE
Servicio de Alarmas Controladas por Ordenador, S.A.	Spain	99.99%	0.01%	100.00%	100.00%	SECURITY
Servicios Corporativos Seguros Serfin, S.A. de C.V. (c)	Mexico	0.00%	85.30%	100.00%	100.00%	SERVICES
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.	Mexico	0.00%	85.00%	85.00%	85.00%	FINANCE COMPANY
Sheppards Moneybrokers Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	ADVISORY SERVICES
Shiloh III Wind Project, LLC	United States	0.00%	100.00%	100.00%	100.00%	ELECTRICITY PRODUCTION
SI Distribuidora de Títulos e Valores Mobiliários S.A.	Brazil	0.00%	89.85%	100.00%	100.00%	LEASING
Silk Finance No. 4	Portugal	-	(a)	-	-	SECURITISATION
Sobrinos de José Pastor Inversiones, S.A. (b)	Spain	0.00%	0.00%	0.00%	100.00%	HOLDING COMPANY
Sociedad Integral de Valoraciones Automatizadas, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	APPRAISALS
Socur, S.A.	Uruguay	100.00%	0.00%	100.00%	100.00%	FINANCE COMPANY
Sol Orchard Imperial 1 LLC	United States	0.00%	56.88%	100.00%	100.00%	ELECTRICITY PRODUCTION
Solarlaser Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	REAL ESTATE
Sovereign Community Development Company	United States	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Sovereign Delaware Investment Corporation	United States	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Sovereign Lease Holdings, LLC	United States	0.00%	100.00%	100.00%	100.00%	FINANCIAL SERVICES
Sovereign REIT Holdings, Inc.	United States	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Sovereign Securities Corporation, LLC	United States	0.00%	100.00%	100.00%	100.00%	INACTIVE
Sovereign Spirit Limited (f)	Bermudas	0.00%	100.00%	100.00%	100.00%	LEASING
Sterrebeeck B.V.	The Netherlands	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY
Suleyado 2003, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	SECURITIES INVESTMENT
Super Pagamentos e Administração de Meios Eletrônicos S.A.	Brazil	0.00%	89.85%	100.00%	100.00%	PAYMENT SERVICES
Superdigital Holding Company, S.L.	Spain	99.97%	0.03%	100.00%	-	HOLDING COMPANY
Suzuki Servicios Financieros, S.L.	Spain	0.00%	51.00%	51.00%	51.00%	INTERMEDIATION
Svensk Autofinans WH 1 Designated Activity Company	Ireland	-	(a)	-	-	SECURITISATION
Swesant SA	Switzerland	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Taxagest Sociedade Gestora de Participações Sociais, S.A.	Portugal	0.00%	99.86%	100.00%	100.00%	HOLDING COMPANY
Teatinos Siglo XXI Inversiones S.A.	Chile	50.00%	50.00%	100.00%	100.00%	HOLDING COMPANY

0
		% of ownership held by the Bank		% of voting power (d)
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity
The Alliance & Leicester Corporation Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	REAL ESTATE
The Best Specialty Coffee, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	RESTAURANTS
Tikgi Aviation One Designated Activity Company	Ireland	100.00%	0.00%	100.00%	-	RENTING
Time Retail Finance Limited (c)	United Kingdom	0.00%	100.00%	100.00%	100.00%	SERVICES
Tonopah Solar I, LLC	United States	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
TOPSAM, S.A de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Toque Fale Serviços de Telemarketing Ltda.	Brazil	0.00%	79.52%	100.00%	100.00%	TELEMARKETING
Tornquist Asesores de Seguros S.A. (c)	Argentina	0.00%	99.99%	99.99%	99.99%	ADVISORY SERVICES
Totta (Ireland), PLC	Ireland	0.00%	99.86%	100.00%	100.00%	FINANCE COMPANY
Totta Urbe - Empresa de Administração e Construções, S.A.	Portugal	0.00%	99.86%	100.00%	100.00%	REAL ESTATE
Trabajando.com Colombia Consultoría S.A.S.	Colombia	0.00%	100.00%	100.00%	-	SERVICES
Trabajando.com México, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	-	SERVICES
Trabajando.com Perú S.A.C.	Peru	0.00%	100.00%	100.00%	-	SERVICES
Trabalhando.com Brasil Consultoria Ltda.	Brazil	0.00%	100.00%	100.00%	-	SERVICES
Trabalhandopontocom Portugal - Sociedade Unipessoal, Lda. (c)	Portugal	0.00%	100.00%	100.00%	-	SERVICES
Trade Maps 3 Hong Kong Limited	Hong-Kong	-	(a)	-	-	SECURITISATION
Trade Maps 3 Ireland Limited	Ireland	-	(a)	-	-	SECURITISATION
Trans Rotor Limited	United Kingdom	100.00%	0.00%	100.00%	100.00%	RENTING
Transolver Finance EFC, S.A.	Spain	0.00%	51.00%	51.00%	51.00%	LEASING
Tuttle and Son Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	PAYMENTS AND COLLECTIONS SERVICES
Universia Brasil S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	INTERNET
Universia Chile S.A.	Chile	0.00%	86.84%	86.84%	86.72%	INTERNET
Universia Colombia S.A.S.	Colombia	0.00%	100.00%	100.00%	100.00%	INTERNET
Universia España Red de Universidades, S.A.	Spain	0.00%	89.45%	89.45%	89.45%	INTERNET
Universia Holding, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY
Universia México, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	INTERNET
Universia Perú, S.A.	Peru	0.00%	96.51%	96.51%	96.51%	INTERNET
Universia Uruguay, S.A.	Uruguay	0.00%	100.00%	100.00%	100.00%	INTERNET
W.N.P.H. Gestão e Investimentos Sociedade Unipessoal, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	PORTFOLIO MANAGEMENT
Wallcesa, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	SECURITIES INVESTMENT
Wave Holdco, S.L.	Spain	100.00%	0.00%	100.00%	-	HOLDING COMPANY

0
		% of ownership held by the Bank		% of voting power (d)
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity
Wave SME Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Wave SME Technology Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	TECHNOLOGY SERVICES
Waypoint Insurance Group, Inc.	United States	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Whitewick Limited	Jersey	0.00%	100.00%	100.00%	100.00%	INACTIVE
WIM Servicios Corporativos, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	ADVISORY
WTW Shipping Designated Activity Company	Ireland	100.00%	0.00%	100.00%	100.00%	LEASING
(a)	Companies over which effective control is exercised.
(b)	Company in process of merger or liquidation. Pending of being registered.
(c)	Company in liquidation at 31 December 2018.
(d)

Pursuant to Article 3 of Royal Decree 1159/2010, of 17 September approving the rules for the preparation of consolidated financial statements, in order to determine voting power, the voting power relating to subsidiaries or to other persons acting in their own name but on behalf of Group companies was added to the voting power directly held by the Parent. For these purposes, the number of votes corresponding to the Parent in relation to companies over which it exercises indirect control is the number corresponding to each subsidiary holding a direct ownership interest in such companies.

(e)	See note 2.b.i
(f)	Company resident in the UK for tax purposes.
(g)	Company resident in Spain for tax purposes.
(h)	Companies issuing shares and preference shares are listed in annex III, together with other relevant information.

Appendix II

Societies of which the Group owns more than 5% (c), entities associated with Grupo Santander and jointly controlled entities

		% of ownership held by the Bank		% of voting power (b)
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity	Type of company
3E1 Sp. z o.o	Poland	0.00%	12.89%	21.60%	21.60%	ELECTRICITY PRODUCTION	-
Administrador Financiero de Transantiago S.A.	Chile	0.00%	13.42%	20.00%	20.00%	PAYMENTS AND COLLECTIONS SERVICES	Associated
Aegon Santander Portugal Não Vida - Companhia de Seguros, S.A.	Portugal	0.00%	48.95%	49.00%	49.00%	INSURANCE	Jointly controlled
Aegon Santander Portugal Vida - Companhia de Seguros Vida, S.A.	Portugal	0.00%	48.95%	49.00%	49.00%	INSURANCE	Jointly controlled
Aeroplan - Sociedade Construtora de Aeroportos, Lda. (a)	Portugal	0.00%	19.97%	20.00%	20.00%	INACTIVE	-
Aguas de Fuensanta, S.A. (a)	Spain	36.78%	0.00%	36.78%	36.78%	FOOD	Associated
Alawwal Bank (consolidado)	Saudi Arabia	0.00%	11.16%	11.16%	11.16%	BANKING	-
Alcuter 2, S.L.	Spain	37.23%	0.00%	37.23%	37.23%	TECHNICAL SERVICES	-
Allianz Popular, S.L. (Consolidado)	Spain	40.00%	0.00%	40.00%	40.00%	INSURANCE	Associated
Anekis, S.A.	Spain	24.75%	24.75%	49.50%	49.50%	ADVERTISING	Associated
Arena Communications Network, S.L.	Spain	20.00%	0.00%	20.00%	20.00%	ADVERTISING	Associated
Attijariwafa Bank Société Anonyme (consolidado)	Morocco	0.00%	5.11%	5.11%	5.26%	BANKING	-
Autopistas del Sol S.A.	Argentina	0.00%	14.17%	14.17%	14.17%	MOTORWAY CONCESSION	-
Aviva Powszechne Towarzystwo Emerytalne Aviva Santander S.A.	Poland	0.00%	6.75%	10.00%	10.00%	PENSION FUND MANAGEMENT COMPANY	-
Aviva Towarzystwo Ubezpieczeń na Życie S.A.	Poland	0.00%	6.75%	10.00%	10.00%	INSURANCE	-
Banco Hyundai Capital Brasil S.A.	Brazil	0.00%	44.93%	50.00%	-	FINANCE COMPANY	Jointly controlled
Banco RCI Brasil S.A.	Brazil	0.00%	35.84%	39.89%	39.89%	LEASING	Jointly controlled
Bank of Beijing Consumer Finance Company	China	0.00%	20.00%	20.00%	20.00%	FINANCE COMPANY	Associated
Bank of Shanghai Co., Ltd. (consolidado)	China	6.50%	0.00%	6.50%	6.48%	BANKING	-
Benim - Sociedade Imobiliária, S.A.	Portugal	0.00%	25.77%	25.81%	25.81%	REAL ESTATE	Associated
Câmara Interbancária de Pagamentos - CIP	Brazil	0.00%	15.82%	17.61%	-	PAYMENTS AND COLLECTIONS SERVICES	-
Cantabria Capital, SGEIC, S.A.	Spain	50.00%	0.00%	50.00%	50.00%	MANAGEMENT OF VENTURE CAPITAL	Associated

		% of ownership held by the Bank		% of voting power (b)
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity	Type of company
CCPT - ComprarCasa, Rede Serviços Imobiliários, S.A.	Portugal	0.00%	49.98%	49.98%	49.98%	REAL ESTATE SERVICES	Jointly controlled
Centro de Compensación Automatizado S.A.	Chile	0.00%	22.37%	33.33%	33.33%	PAYMENTS AND COLLECTIONS SERVICES	Associated
Centro para el Desarrollo, Investigación y Aplicación de Nuevas Tecnologías, S.A.	Spain	0.00%	49.00%	49.00%	49.00%	TECHNOLOGY	Associated
CNP Santander Insurance Europe Designated Activity Company	Ireland	49.00%	0.00%	49.00%	49.00%	INSURANCE BROKERAGE	Associated
CNP Santander Insurance Life Designated Activity Company	Ireland	49.00%	0.00%	49.00%	49.00%	INSURANCE BROKERAGE	Associated
CNP Santander Insurance Services Ireland Limited	Ireland	49.00%	0.00%	49.00%	49.00%	SERVICES	Associated
Cobranza Amigable, S.A.P.I. de C.V.	Mexico	0.00%	33.78%	39.74%	39.74%	COLLECTION SERVICES	Jointly controlled
Comder Contraparte Central S.A	Chile	0.00%	7.54%	11.23%	11.23%	FINANCIAL SERVICES	Associated
Companhia Promotora UCI	Brazil	0.00%	25.00%	25.00%	25.00%	FINANCIAL SERVICES	Jointly controlled
Compañia Española de Financiación de Desarrollo, Cofides, S.A., SME	Spain	20.18%	0.00%	20.18%	-	FINANCE COMPANY	-
Compañía Española de Seguros de Crédito a la Exportación, S.A., Compañía de Seguros y Reaseguros (consolidado)	Spain	23.33%	0.55%	23.88%	21.08%	CREDIT INSURANCE	-
Compañía Española de Viviendas en Alquiler, S.A.	Spain	24.07%	0.00%	24.07%	24.07%	REAL ESTATE	Associated
Compañía para los Desarrollos Inmobiliarios de la Ciudad de Hispalis, S.L., en liquidación (a)	Spain	21.98%	0.00%	21.98%	21.98%	REAL ESTATE DEVELOPMENT	-
Condesa Tubos, S.L.	Spain	36.21%	0.00%	36.21%	30.61%	SERVICES	-
Corkfoc Cortiças, S.A.	Portugal	0.00%	27.54%	27.58%	-	CORK INDUSTRY	-
Corridor Texas Holdings LLC (consolidado)	United States	0.00%	29.47%	29.47%	32.61%	HOLDING COMPANY	-
Eko Energy Sp. z o.o	Poland	0.00%	13.13%	22.00%	22.00%	ELECTRICITY PRODUCTION	-
Euro Automatic Cash Entidad de Pago, S.L.	Spain	50.00%	0.00%	50.00%	50.00%	PAYMENT SERVICES	Associated
FAFER- Empreendimentos Urbanísticos e de Construção, S.A. (a)	Portugal	0.00%	36.57%	36.62%	36.62%	REAL ESTATE	-

		% of ownership held by the Bank		% of voting power (b)
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity	Type of company
FC2Egestión, S.L.	Spain	50.00%	0.00%	50.00%	50.00%	ENVIRONMENTAL MANAGEMENT	Jointly controlled
Federal Home Loan Bank of Pittsburgh	United States	0.00%	6.33%	6.33%	6.33%	BANKING	-
Federal Reserve Bank of Boston	United States	0.00%	30.09%	30.09%	30.44%	BANKING	-
FIDC RCI Brasil I – Financiamento de Veículos	Brazil	-	(d)	-	-	SECURITISATION	Jointly controlled
FIDC RN Brasil – Financiamento de Veículos	Brazil	-	(d)	-	-	SECURITISATION	Jointly controlled
Fondo de Titulización de Activos UCI 11	Spain	-	(d)	-	-	SECURITISATION	Jointly controlled
Fondo de Titulización de Activos UCI 14	Spain	-	(d)	-	-	SECURITISATION	Jointly controlled
Fondo de Titulización de Activos UCI 15	Spain	-	(d)	-	-	SECURITISATION	Jointly controlled
Fondo de Titulización de Activos UCI 16	Spain	-	(d)	-	-	SECURITISATION	Jointly controlled
Fondo de Titulización de Activos UCI 17	Spain	-	(d)	-	-	SECURITISATION	Jointly controlled
Fondo de Titulización de Activos, RMBS Prado I	Spain	-	(d)	-	-	SECURITISATION	Jointly controlled
Fondo de Titulización Hipotecaria UCI 10	Spain	-	(d)	-	-	SECURITISATION	Jointly controlled
Fondo de Titulización Hipotecaria UCI 12	Spain	-	(d)	-	-	SECURITISATION	Jointly controlled
Fondo de Titulización, RMBS Prado II	Spain	-	(d)	-	-	SECURITISATION	Jointly controlled
Fondo de Titulización, RMBS Prado III	Spain	-	(d)	-	-	SECURITISATION	Jointly controlled
Fondo de Titulización, RMBS Prado IV	Spain	-	(d)	-	-	SECURITISATION	Jointly controlled
Fondo de Titulización, RMBS Prado V	Spain	-	(d)	-	-	SECURITISATION	Jointly controlled
Fondo de Titulización, RMBS Prado VI	Spain	-	(d)	-	-	SECURITISATION	Jointly controlled
Fortune Auto Finance Co., Ltd	China	0.00%	50.00%	50.00%	50.00%	FINANCE COMPANY	Jointly controlled
Friedrichstrasse, S.L.	Spain	35.00%	0.00%	35.00%	35.00%	REAL ESTATE	Associated
Gestora de Inteligência de Crédito S.A.	Brazil	0.00%	17.97%	20.00%	20.00%	COLLECTION SERVICES	Jointly controlled
Gire S.A.	Argentina	0.00%	57.92%	58.33%	58.33%	PAYMENTS AND COLLECTIONS SERVICES	Associated
Grupo Financiero Ve Por Más, S.A. de C.V. (consolidado)	Mexico	24.99%	0.00%	24.99%	24.99%	FINANCIAL SERVICES	Associated
HCUK Auto Funding 2016-1 Ltd (a)	United Kingdom	-	(d)	-	-	SECURITISATION	Jointly controlled
HCUK Auto Funding 2017-1 Ltd	United Kingdom	-	(d)	-	-	SECURITISATION	Jointly controlled

		% of ownership held by the Bank		% of voting power (b)
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity	Type of company
HCUK Auto Funding 2017-2 Ltd	United Kingdom	-	(d)	-	-	SECURITISATION	Jointly controlled
Healthy Neighborhoods Equity Fund I LP	United States	0.00%	22.37%	22.37%	-	REAL ESTATE	-
Hyundai Capital UK Limited	United Kingdom	0.00%	50.01%	50.01%	50.01%	FINANCE COMPANY	Jointly controlled
Imperial Holding S.C.A. (a)	Luxembourg	0.00%	36.36%	36.36%	36.36%	SECURITIES INVESTMENT	-
Imperial Management S.à r.l. (a)	Luxembourg	0.00%	40.20%	40.20%	40.20%	HOLDING COMPANY	-
Inbond Inversiones 2014, S.L.	Spain	40.00%	0.00%	40.00%	40.00%	FINANCIAL STUDIES	Jointly controlled
Indice Iberoamericano de Investigación y Conocimiento, A.I.E.	Spain	0.00%	51.00%	51.00%	51.00%	INFORMATION SYSTEM	Jointly controlled
Inmo Alemania Gestión de Activos Inmobiliarios, S.A.	Spain	0.00%	20.00%	20.00%	20.00%	HOLDING COMPANY	-
Inverlur Aguilas I, S.L.	Spain	50.00%	0.00%	50.00%	50.00%	REAL ESTATE	Jointly controlled
Inverlur Aguilas II, S.L.	Spain	50.00%	0.00%	50.00%	50.00%	REAL ESTATE	Jointly controlled
Inversiones en Resorts Mediterráneos, S.L. (a)	Spain	0.00%	43.28%	43.28%	43.28%	REAL ESTATE	Associated
Inversiones Ibersuizas, S.A.	Spain	25.42%	0.00%	25.42%	25.42%	VENTURE CAPITAL	-
Inversiones ZS América Dos Ltda	Chile	0.00%	49.00%	49.00%	49.00%	SECURITIES AND REAL ESTATE INVESTMENT	Associated
Inversiones ZS América SpA	Chile	0.00%	49.00%	49.00%	49.00%	SECURITIES AND REAL ESTATE INVESTMENT	Associated
Invico S.A.	Poland	0.00%	14.23%	21.09%	21.09%	TRADE	-
J.C. Flowers I L.P.	United States	0.00%	10.60%	4.99%	4.99%	HOLDING COMPANY	-
J.C. Flowers II-A L.P. (consolidado)	Canada	0.00%	69.40%	4.43%	4.43%	HOLDING COMPANY	-
JCF AIV P L.P.	Canada	0.00%	7.67%	4.99%	4.99%	HOLDING COMPANY	-
JCF BIN II-A	Mauritania	0.00%	69.52%	4.43%	4.43%	HOLDING COMPANY	-
Jupiter III L.P.	Canada	0.00%	96.45%	4.99%	4.99%	HOLDING COMPANY	-
Loop Gestão de Pátios S.A.	Brazil	0.00%	32.08%	35.70%	-	BUSINESS SERVICES	Jointly controlled
Luri 3, S.A.	Spain	10.00%	0.00%	10.00%	10.00%	REAL ESTATE	Jointly controlled
Lusimovest Fundo de Investimento Imobiliário	Portugal	0.00%	25.73%	25.77%	25.77%	INVESTMENT FUND	Associated
Massachusetts Business Development Corp. (consolidado)	United States	0.00%	21.60%	21.60%	21.60%	FINANCE COMPANY	-
MB Capital Fund IV, LLC	United States	0.00%	23.94%	23.94%	23.94%	FINANCE COMPANY	-
Merlin Properties, SOCIMI, S.A. (consolidado)	Spain	16.88%	5.60%	22.48%	22.57%	REAL ESTATE	Associated

		% of ownership held by the Bank		% of voting power (b)
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity	Type of company
Metrovacesa, S.A. (consolidado)	Spain	31.94%	17.46%	49.40%	71.45%	REAL ESTATE DEVELOPMENT	Associated
New PEL S.à r.l.	Luxembourg	0.00%	7.67%	0.00%	0.00%	HOLDING COMPANY	-
NIB Special Investors IV-A LP	Canada	0.00%	99.55%	4.99%	4.99%	HOLDING COMPANY	-
NIB Special Investors IV-B LP	Canada	0.00%	93.42%	4.99%	4.99%	HOLDING COMPANY	-
Niuco 15, S.L.	Spain	37.23%	0.00%	37.23%	-	TECHNICAL SERVICES	-
Norchem Holdings e Negócios S.A.	Brazil	0.00%	19.54%	29.00%	29.00%	HOLDING COMPANY	Associated
Norchem Participações e Consultoria S.A.	Brazil	0.00%	44.93%	50.00%	50.00%	SECURITIES COMPANY	Jointly controlled
Nowotna Farma Wiatrowa Sp. z o.o	Poland	0.00%	12.96%	21.73%	21.60%	ELECTRICITY PRODUCTION	-
Odc Ambievo Tecnologia e Inovacao Ambiental, Industria e Comercio de Insumos Naturais S.A.	Brazil	0.00%	18.14%	20.19%	20.19%	TECHNOLOGY	-
Olivant Limited (consolidado)	Guernsey	0.00%	10.39%	10.39%	10.39%	HOLDING COMPANY	-
Operadora de Activos Alfa, S.A. De C.V. (a)	Mexico	0.00%	49.98%	49.98%	49.98%	FINANCE COMPANY	Associated
Operadora de Activos Beta, S.A. de C.V.	Mexico	0.00%	49.99%	49.99%	49.99%	FINANCE COMPANY	Associated
Operadora de Tarjetas de Crédito Nexus S.A.	Chile	0.00%	8.66%	12.90%	12.90%	CARDS	Associated
Parque Solar Páramo, S.L.	Spain	92.00%	0.00%	25.00%	25.00%	ELECTRICITY PRODUCTION	Jointly controlled
Payever GmbH	Germany	0.00%	10.00%	10.00%	10.00%	SOFTWARE	Associated
POLFUND - Fundusz Poręczeń Kredytowych S.A.	Poland	0.00%	33.74%	50.00%	50.00%	MANAGEMENT	Associated
Prisma Medios de Pago S.A.	Argentina	0.00%	18.39%	18.52%	17.47%	BUSINESS SERVICES	Associated
Procapital - Investimentos Imobiliários, S.A. (a)	Portugal	0.00%	39.96%	40.00%	40.00%	REAL ESTATE	-
Project Quasar Investments 2017, S.L.	Spain	49.00%	0.00%	49.00%	-	FINANCE COMPANY	Associated
PSA Corretora de Seguros e Serviços Ltda.	Brazil	0.00%	44.93%	50.00%	50.00%	INSURANCE	Jointly controlled
PSA Insurance Europe Limited	Malta	0.00%	50.00%	50.00%	50.00%	INSURANCE	Jointly controlled
PSA Life Insurance Europe Limited	Malta	0.00%	50.00%	50.00%	50.00%	INSURANCE	Jointly controlled
PSA UK Number 1 plc	United Kingdom	0.00%	50.00%	50.00%	50.00%	LEASING	Associated
Redbanc S.A.	Chile	0.00%	22.44%	33.43%	33.43%	SERVICES	Associated
Redsys Servicios de Procesamiento, S.L.	Spain	20.00%	0.08%	20.08%	20.00%	CARDS	Associated
Retama Real Estate, S.A.	Spain	0.00%	50.00%	50.00%	50.00%	SERVICES	Jointly controlled

		% of ownership held by the Bank		% of voting power (b)
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity	Type of company
Rías Redbanc, S.A.	Uruguay	0.00%	25.00%	25.00%	25.00%	SERVICES	-
Saite, S.A.	Spain	50.00%	0.00%	50.00%	50.00%	REAL ESTATE	Jointly controlled
Santander Auto S.A.	Brazil	0.00%	44.93%	50.00%	-	INSURANCE	Associated
Santander Aviva Towarzystwo Ubezpieczeń na Życie S.A.	Poland	0.00%	33.06%	49.00%	49.00%	INSURANCE	Associated
Santander Aviva Towarzystwo Ubezpieczeń S.A.	Poland	0.00%	33.06%	49.00%	49.00%	INSURANCE	Associated
Santander Generales Seguros y Reaseguros, S.A.	Spain	0.00%	49.00%	49.00%	49.00%	INSURANCE	Jointly controlled
Santander Vida Seguros y Reaseguros, S.A.	Spain	0.00%	49.00%	49.00%	49.00%	INSURANCE	Jointly controlled
Saturn Japan II Sub C.V.	The Netherlands	0.00%	69.30%	0.00%	0.00%	HOLDING COMPANY	-
Saturn Japan III Sub C.V.	The Netherlands	0.00%	72.72%	0.00%	0.00%	HOLDING COMPANY	-
Sepacon 31, S.L.	Spain	37.23%	0.00%	37.23%	37.23%	TECHNICAL SERVICES	-
Servicios de Infraestructura de Mercado OTC S.A	Chile	0.00%	7.55%	11.25%	11.25%	SERVICES	Associated
SIBS SGPS, S.A.	Portugal	0.00%	16.54%	16.56%	16.56%	PORTFOLIO MANAGEMENT	-
Sistema de Tarjetas y Medios de Pago, S.A.	Spain	18.11%	0.00%	18.11%	-	PAYMENT SERVICES	Associated
Sistemas Técnicos de Encofrados, S.A. (consolidado)	Spain	27.15%	0.00%	27.15%	25.15%	BUILDING MATERIALS	-
Sociedad Conjunta para la Emisión y Gestión de Medios de Pago, E.F.C., S.A.	Spain	42.50%	0.00%	42.50%	42.50%	PAYMENT SERVICES	Jointly controlled
Sociedad de Garantía Recíproca de Santander, S.G.R.	Spain	25.50%	0.23%	25.73%	25.50%	FINANCIAL SERVICES	-
Sociedad de Gestión de Activos Procedentes de la Reestructuración Bancaria, S.A.	Spain	22.21%	0.00%	22.21%	22.22%	FINANCIAL SERVICES	-
Sociedad Española de Sistemas de Pago, S.L.	Spain	22.24%	0.00%	22.24%	22.24%	PAYMENT SERVICES	-
Sociedad Interbancaria de Depósitos de Valores S.A.	Chile	0.00%	19.66%	29.29%	29.29%	CUSTODY	Associated
Solar Energy Capital Europe S.à r.l. (consolidado)	Luxembourg	0.00%	33.33%	33.33%	33.33%	HOLDING COMPANY	Jointly controlled
Stephens Ranch Wind Energy Holdco LLC (consolidado)	United States	0.00%	28.80%	28.80%	28.80%	ELECTRICITY PRODUCTION	-
Syntheo Limited	United Kingdom	0.00%	50.00%	50.00%	50.00%	PAYMENT SERVICES	Jointly controlled
Tbforte Segurança e Transporte de Valores Ltda.	Brazil	0.00%	17.80%	19.81%	19.81%	SECURITY	Associated
Tbnet Comércio, Locação e Administração Ltda.	Brazil	0.00%	17.80%	19.81%	19.81%	TELECOMMUNICATIONS	Associated
Tecnologia Bancária S.A.	Brazil	0.00%	17.80%	19.81%	19.81%	ATM	Associated
Teka Industrial, S.A. (consolidado)	Spain	0.00%	9.42%	9.42%	9.42%	HOUSEHOLD APPLIANCES	-
Testa Residencial, SOCIMI, S.A. (consolidado)	Spain	0.79%	17.64%	18.43%	38.74%	REAL ESTATE	Associated
The OneLife Holding S.à r.l. (consolidado)	Luxembourg	0.00%	5.90%	0.00%	0.00%	HOLDING COMPANY	-
Tonopah Solar Energy Holdings I, LLC (consolidado)	United States	0.00%	26.80%	26.80%	26.80%	HOLDING COMPANY	Jointly controlled
Trabajando.com Chile S.A.	Chile	0.00%	33.33%	33.33%	33.33%	SERVICES	Associated
Transbank S.A.	Chile	0.00%	16.78%	25.00%	25.00%	CARDS	Associated

		% of ownership held by the Bank		% of voting power (b)
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity	Type of company
U.C.I., S.A.	Spain	50.00%	0.00%	50.00%	50.00%	HOLDING COMPANY	Jointly controlled
UCI Hellas Credit and Loan Receivables Servicing Company S.A.	Grecia	0.00%	50.00%	50.00%	50.00%	FINANCIAL SERVICES	Jointly controlled
UCI Holding Brasil Ltda	Brazil	0.00%	50.00%	50.00%	50.00%	HOLDING COMPANY	Jointly controlled
UCI Mediação de Seguros Unipessoal, Lda.	Portugal	0.00%	50.00%	50.00%	50.00%	INSURANCE BROKERAGE	Jointly controlled
UCI Servicios para Profesionales Inmobiliarios, S.A.	Spain	0.00%	50.00%	50.00%	50.00%	REAL ESTATE SERVICES	Jointly controlled
Unicre-Instituição Financeira de Crédito, S.A.	Portugal	0.00%	21.83%	21.86%	21.86%	FINANCE COMPANY	Associated
Unión de Créditos Inmobiliarios, S.A., EFC	Spain	0.00%	50.00%	50.00%	50.00%	MORTGAGE CREDIT COMPANY	Jointly controlled
Uro Property Holdings SOCIMI, S.A.	Spain	14.95%	0.00%	14.95%	14.95%	REAL ESTATE	-
VCFS Germany GmbH	Germany	0.00%	50.00%	50.00%	50.00%	MARKETING	Jointly controlled
Venda de Veículos Fundo de Investimento em Direitos Creditórios	Brazil	-	(d)	-	-	SECURITISATION	Jointly controlled
Webmotors S.A.	Brazil	0.00%	62.90%	70.00%	70.00%	SERVICES	Jointly controlled
Zurich Santander Brasil Seguros e Previdência S.A.	Brazil	0.00%	48.79%	48.79%	48.79%	INSURANCE	Associated
Zurich Santander Brasil Seguros S.A.	Brazil	0.00%	48.79%	48.79%	48.79%	INSURANCE	Associated
Zurich Santander Holding (Spain), S.L.	Spain	0.00%	49.00%	49.00%	49.00%	HOLDING COMPANY	Associated
Zurich Santander Holding Dos (Spain), S.L.	Spain	0.00%	49.00%	49.00%	49.00%	HOLDING COMPANY	Associated
Zurich Santander Insurance América, S.L.	Spain	49.00%	0.00%	49.00%	49.00%	HOLDING COMPANY	Associated
Zurich Santander Seguros Argentina S.A.	Argentina	0.00%	49.00%	49.00%	49.00%	INSURANCE	Associated
Zurich Santander Seguros de Vida Chile S.A.	Chile	0.00%	49.00%	49.00%	49.00%	INSURANCE	Associated
Zurich Santander Seguros Generales Chile S.A.	Chile	0.00%	49.00%	49.00%	49.00%	INSURANCE	Associated
Zurich Santander Seguros México, S.A.	Mexico	0.00%	49.00%	49.00%	49.00%	INSURANCE	Associated
Zurich Santander Seguros Uruguay, S.A.	Uruguay	0.00%	49.00%	49.00%	49.00%	INSURANCE	Associated

(a)	Company in liquidation to 31 December 2018.
(b)

Pursuant to Article 3 of Royal Decree 1159/2010, of 17 September approving the rules for the preparation of consolidated financial statements, in order to determine voting power, the voting power relating to subsidiaries or to other persons acting in their own name but on behalf of Group companies was added to the voting power directly held by the Parent, For these purposes, the number of votes corresponding to the Parent in relation to companies over which it exercises indirect control is the number corresponding to each subsidiary holding a direct ownership interest in such companies.

(c)

Excluding the Group companies listed in Appendix I and those of negligible interest with respect to the fair presentation that the consolidated financial statements must express (pursuant to Article 48 of the Spanish Commercial Code and Article 260 of the Spanish Limited Liability Companies Law).

(d)	Companies over which the non-subsidiary investee of the Group exercises effective control

Appendix III

Issuing subsidiaries of shares and preference shares

		% of ownership held by the Bank
Company	Location	Direct	Indirect	Activity
Emisora Santander Spain, S.A. Unipersonal	Spain	100.00%	0.00%	FINANCE COMPANY
Santander UK (Structured Solutions) Limited	United Kingdom	0.00%	100.00%	FINANCE COMPANY
Sovereign Real Estate Investment Trust	United States	0.00%	100.00%	FINANCE COMPANY

Appendix IV

Notifications of acquisitions and disposals of investments in 2018

(Article 155 of the Spanish Limited Liability Companies Law and Article 125 of the Spanish Securities Market Law).

COMMUNICATION OF SIGNIFICANT SHARES MADE TO CNMV DURING 2018:

On the 29-01-2018, the communication made by Banco Santander, S.A. was registered in the CNMV. They informed that the Group´s shares in NYESA VALORES CORPORACIÓN had decreased to 6.407% (<10%) on the 18.01.2018.

NOTE: After the increase in share capital executed by NYESA, the percentage of Banco Santander, S.A. (given Banco Popular Español, S.A.U) in this company has fallen from 13.223% to 6.407%, exceeding the 10% threshold.

On the 12-02-2018, the communication made by Banco Santander, S.A., was registered in the CNMV, where they informed that the Group’s shares in METROVACESA, S.A. had increase to 53.311% (51.497% of the voting rights attributed to shares and 1.814% of the voting rights through financial instruments) (>50%) on the 06.02.2018 as a result of the company’s admission to the Stock Exchange.

On the 23-03-2018, the communication made by Banco Santander, S.A. was registered in the CNMV, where they informed that the Group’s shares in METROVACESA, S.A. dropped to 49.362% (<50%) on the 22.03.2018.

On the 28-03-2018, the communication made by Banco Santander, S.A. was registered in the CNMV, where they informed that the Group’s shares in NYESA VALORES CORPORACIÓN had decreased to 4.468% (<5%) on the 21.03.2018.

On the 02-04-2018, the communication made by Banco Santander, S.A. was registered in the CNMV, where they informed that the Group’s shares in NYESA VALORES CORPORACIÓN had decreased to 2.939% (<3%) on the 28.03.2018.

On the 04-10-2018, the communication made by Banco Santander, S.A. was registered in the CNMV, in which it was reported that the purpose of this communication was to update the information referring to the Banco Santander’s, S.A stock options in ABENGOA, S.A., after the merger by absorption of Banco Popular Español, S.A.U. by Banco Santander, S.A. As a result of the merger, the shares held by Banco Popular Español, S.A.U. became direct shares of Banco Santander, S.A. Therefore, Banco Santander’s shares in ABENGOA, S.A. amounted to 4.975% on the 28.09.2018.

On the 04-10-2018, the communication made by Banco Santander, S.A. was registered in the CNMV, informing that the purpose of this communication was to update the information referring to the Banco Santander’s, S.A stock options in METROVACESA, S.A., after the merger by absorption of Banco Popular Español, S.A.U. by Banco Santander, S.A. As a result of the merger, the shares held by Banco Popular Español, S.A.U. became direct shares of Banco Santander, S.A. Therefore, Banco Santander’s shares in METROVACESA, S.A. amounted to 49.362% on the 28.09.2018.

On the 04-10-2018, the communication made by Banco Santander, S.A. was registered in the CNMV, informing that the purpose of this communication was to update the information referring to the Banco Santander’s, S.A stock options in COMPAÑIA ESPAÑOLA DE VIVIENDAS EN ALQUILER, S.A. (CEVASA), after the merger by absorption of Banco Popular Español, S.A.U. by Banco Santander, S.A. As a result of the merger, the shares held by Banco Popular Español, S.A.U. became direct shares of Banco Santander, S.A. Therefore, Banco Santander’s shares in CEVASA, S.A. amounted to 24.068% on the 28.09.2018.

On the 30-10-2018, the communication made by Banco Santander, S.A., BANCO BILBAO VIZCAYA ARGENTARIA, S.A., BANKIA, S.A., CAIXABANK, S.A., KUTXABANK, S.A., LIBERBANK, S.A., and BANCO DE SABADELL, S.A., (concerted action) in which it was reported that Group Santander’s S.A stake in GENERAL DE ALQUILER DE MAQUINARIA, S.A., was 63.045% on the 28.09.2018.

NOTE: Update of the information on a concerted action of the Entities included in this Parasocial Agreement, with the sole purpose of updating the information existing in the CNMV on the participation of the Entities members of the Concerted Action in GAM as a result of the merger by absorption of BANCO POPULAR ESPAÑOL, S.A.U by Banco Santander, S.A.

Appendix V

Other information on the Group's banks

A) Following is certain information on the share capital of the Group's main banks based on their total assets.

1. Santander UK plc

a) Number of financial equity instruments held by the Group.

At 31 December 2018, the Company was a subsidiary of Banco Santander, S.A. and Santusa Holding, S.L.

On 12 November 2004 Banco Santander, S.A. acquired the then entire issued ordinary share capital of 1,485,893,636 Ordinary shares of 10p. each. On 12 October 2008 a further 10 billion Ordinary shares of 10p. each were issued to Banco Santander, S.A. and an additional 12,631,375,230 Ordinary shares of 10p. each were issued to Banco Santander, S.A. on 9 January on 2009. On 3 August 2010, 6,934,500,000 ordinary shares of 10p. each were issued to Santusa Holding, S.L. With effect from 10 January 2014, Santander UK Group Holdings Limited, a subsidiary of Banco Santander, S.A. and Santusa Holding S.L., became the beneficial owner of 31,051,768,866 of 10p. each, being the entire issued Ordinary share capital of the Company, by virtue of a share exchange agreement between Santander UK Group Holdings Limited, Banco Santander, S.A. and Santusa Holding, S.L. Santander UK Group Holdings Limited became the legal owner of the entire issued Ordinary share capital of the Company on 1 April 2014 and on 25 March 2015 became a public limited company and changed its name from Santander UK Group Holdings Limited to Santander UK Group Holdings plc. In addition to this, there are 325,000,000 Non-Cumulative Non-Redeemable 10.375% and 8.625% Sterling Preference Shares of GBP 1.00 each and 13,780 Series A Fixed (6.222%)/Floating Rate Non-Cumulative Callable Preference Shares of GBP 1.00 each. The legal and beneficial title to the entire issued Preference share capital is held by third parties and is not held by Banco Santander, S.A.

b) Capital increases in progress

At 31 December 2018, there were no approved capital increases.

c) Share capital authorised by the shareholders at the general meeting

The shareholders at the Annual General Meeting held on 28 March 2018 resolved to unconditionally authorise the company to carry out the following repurchases of share capital:

(1) To buy back its own 8.625% Sterling Preference shares on the following terms:

(a)	The Company may buy back up to 125,000,000 8.625% Sterling Preference shares;
(b)

The lowest price which the Company can pay for 8.625% Sterling Preference shares is 75% of the average of the market values of the preference shares for five business days before the purchase is made; and

(c)

The highest price (not including expenses) which the Company can pay for each 8.625% Sterling Preference share is 125% of the average of the market values of the preference shares for five business days before the purchase is made.

This authority began on 28 March 2018 and will end on the conclusion of the next Annual General Meeting of the Company. The Company may agree, before this authorisation ends, to buy back its own 8.625% Sterling Preference shares even though the purchase may be completed after this authorisation ends.

(2) To buy back its own 10.375% Sterling Preference shares on the following terms:

(a)	The Company may buy up to 200,000,000 10.375% Sterling Preference shares;
(b)

The lowest price which the Company can pay for 10.375% Sterling Preference shares is 75% of the average of the market values of the preference shares for five business days before the purchase is made; and

(c)

The highest price (not including expenses) which the Company can pay for each 10.375% Sterling Preference share is 125% of the average of the market values of the preference shares for five business days before the purchase is made.

This authority began on 28 March 2018 and will end on the conclusion of the next Annual General Meeting of the Company. The Company may agree, before this authorisation ends, to buy back its own 10.375% Sterling Preference shares even though the purchase may be completed after this authorisation ends.

(3) To buy back its own Series A Fixed (6.222%)/Floating Rate Non-Cumulative Callable Preference Shares on the following terms:

(a)	The Company may buy up to 13.780 Series A Fixed(6.222%)/Floating Rate Non-Cumulative Callable Preference Shares;
(b)

The lowest price which the Company can pay for Series A Fixed(6.222%)/Floating Rate Non-Cumulative Callable Preference Shares is 75% of the average of the market values of the preference shares for five business days before the purchase is made; and

(c)

The highest price (not including expenses) which the Company can pay for each Series A Fixed (6.222%)/Floating Rate Non-Cumulative Callable Preference Shares is 125% of the average of the market values of the preference shares for five business days before the purchase is made.

This authority began on 28 March 2018 and will end on the conclusion of the next Annual General Meeting of the Company. The Company may agree, before this authorisation ends, to buy back its own Series A Fixed (6.222%)/Floating Rate Non-Cumulative

Callable Preference Shares even though the purchase may be completed after this authorisation ends.

d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

Not applicable.

e) Specific circumstances that restrict the availability of reserves

Not applicable.

f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Quoted equity instruments

The preference share capital of Santander UK plc is traded on the London Stock Exchange under the following details:

-   10.375% Sterling Preference – ISIN: GB0000064393

-   8.625% Sterling Preference – ISIN: GB0000044221

-   Series A Fixed (6.222%) / Floating Rate Non-Cumulative Callable Preference Shares – ISIN: XS0502105454

2. Abbey National Treasury Services plc

a) Number of financial equity instruments held by the Group

The Group holds ordinary shares amounting to GBP 249,998,000 through Santander UK Group Holdings plc (249,998,000 ordinary shares with a par value of GBP 1 each).

The Group also holds 1,000 tracker shares (shares without voting rights but with preferential dividend rights) amounting to GBP 1,000 and 1,000 B tracker shares amounting to GBP 1,000 through Santander UK Group Holdings plc, both with a par value of GBP 1 each.

b) Capital increases in progress

No approved capital increases are in progress.

c) Capital authorised by the shareholders at the general meeting

Not applicable.

d) Rights on founder's shares, “rights” bonds, convertible debentures and similar securities or rights

Not applicable.

e) Specific circumstances that restrict the availability of reserves

Not applicable.

f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Quoted equity instruments

Not applicable.

3. Banco Santander (Brasil) S.A.

a) Number of financial equity instruments held by the Group

The Group holds 3,440,170,512 ordinary shares and 3,273,507,089 preference shares through Banco Santander, S.A. and its subsidiaries Sterrebeeck B.V., Grupo Empresarial Santander, S.L., Banco Santander, S.A. and Banco Madesant – Sociedade Unipessoal, S.A.

The shares composing the share capital of Banco Santander (Brasil) S.A. have no par value and there are no pending payments. At 2018 year-end, the bank’s treasury shares consisted of 13,316,502 ordinary shares and 13,316,502 preferred shares, with a total of 26,633,004 shares.

In accordance with current Bylaws (Article 5.7), the preference shares do not confer voting rights on their holders, except under the following circumstances:

(a)	In the event of transformation, merger, consolidation or spin-off of the company.
(b)

In the event of approval of agreements between the company and the shareholders, either directly, through third parties or other companies in which the shareholders hold a stake, provided that, due to legal or bylaw provisions, they are submitted to a general meeting.

(c)	In the event of an assessment of the assets used to increase the company’s share capital.

The General Assembly may, at any moment decide to convert the preference shares into ordinary shares, establishing a reason for the conversion.

However, the preference shares do have the following advantages (Article 5.6):

(a)	Their dividends are 10% higher than those distributed to ordinary shares.
(b)	Priority in the dividends distribution.
(c)

Participation, on the same terms as ordinary shares, in capital increases resulting from the reserves and profits capitalization and in the distribution of bonus shares arising from the capitalization of retained earnings, reserves or any other funds.

(d)	Priority in the reimbursement of capital in the event company’s dissolution.
(e)

In the event of a public offering due to a change in control of the company, the holders of preferred shares are guaranteed the right to sell the shares at the same price paid for the block of shares transferred as part of  the change of control, i.e. they are treated the same as shareholders with voting rights.

b) Capital increases in progress

No approved capital increases are in progress.

c) Capital authorised by the shareholders at the general meeting

The company is authorised to increase share capital, subject to approval by the Board of Directors, up to a limit of 9,090,909,090 ordinary shares or preferred shares, and without need to maintain any ratio between any of the different classes of shares, provided they remain within the limits of the maximum number of preferred shares provided in Law.

As of 31 December 2018, the share capital consists of 7,498,531,051 shares (3,818,695,031 ordinary shares and 3,679,836,020 preferred shares).

d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

At the general meeting held on 21 December 2016 the shareholders approved the rules relating to the deferred remuneration plans for the directors, management and other employees of the company and of companies under its control. Shares delivery is linked to achievement of certain targets.

e) Specific circumstances that restrict reserves availability

The only restriction on the availability of Banco Santander (Brasil) S.A.’s reserves is connected to the requirement for the legal reserve formation (restricted reserves), which can only be used to offset losses or to increase capital.

The legal reserve requirement is set-forth in Article 193 of the Brazilian Corporations Law, which establishes that before allocating profits to any other purpose, 5% of profits must be transferred to the legal reserve, which must not exceed 20% of the company’s share capital.

f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Listed capital instruments

All the shares are listed on the São Paulo Stock Exchange (BM&FBOVESPA; B3 – Brasil, Bolsa, Balcão) and the shares deposit certificates (American Depositary Receipts - ADR) are listed on the New York Stock Exchange (NYSE).

4. Santander Bank, National Association

a) Number of financial equity instruments held by the Group

At 31 December 2018, the Group held 530,391,043 ordinary shares that carry the same voting and dividend acquisition rights over Santander Holdings USA, Inc. (SHUSA). This holding company and Independence Community Bank Corp. (ICBC) hold 1,237 ordinary shares with a par value of USD 1 each, which carry the same voting rights. These shares constitute all the share capital of Santander Bank, National Association (SBNA). SHUSA holds an 80.84% ownership interest in SBNA, and the remaining 19.16% belongs to ICBC. ICBC is wholly owned by SHUSA. There is no shareholders’ meeting for the ordinary shares of SBNA.

b) Capital increases in progress

At 31 December 2018 there were no approved capital increases.

c) Capital authorised by the shareholders at the general meeting

Not applicable.

d) Rights on founder's shares, “rights” bonds, convertible debentures and similar securities or rights

Not applicable.

e) Specific circumstances that restrict the availability of reserves

Not applicable.

f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Quoted equity instruments

Not applicable.

5. Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México

a) Number of financial instruments of capital held by the group.

In 2018 the merger process of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, as merging Company, with GRUPO FINANCIERO SANTANDER MEXICO, S.A.B. DE C.V., as merged Company was finalised, as well as the Constitution of the new GRUPO FINANCIERO SANTANDER MEXICO, S.A. DE C.V.; the parent group through Grupo Financiero Santander Mexico, S.A. de C.V. (the 'financial group') and Santander Global Facilities, S.A. de C.V. (Mexico), own 5,087,801,602 shares which constitute the 74.97% of the share capital of the Bank.

b) Capital increases in course.

There aren´t any.

c) Capital authorised by the Shareholders Meeting.

The a capital stock of the Society is 28,117,661,554.00 Mexican pesos (twenty eight thousand one hundred seventeen million six hundred sixty one thousand five hundred fifty four Mexican pesos) represented by a total of 7,436,994,357 (seven thousand four hundred thirty six million nine hundred ninety four thousand three hundred fifty seven) stocks with a nominal value of 3.780782962 Mexican pesos (three Mexican pesos 780782962/1000000000) each one; divided in 3,796,120,213 (three thousand seven hundred ninety six million one hundred and twenty thousand two hundred and thirteen) stocks of "F" Series and 3,640,874,144 (three thousand six hundred and forty million eight hundred seventy four thousand on hundred forty four) stocks of "B" Series. The capital stock is constituted as follows:

Paid-in and subscribed capital of the Society is 25,660,152,629.00 Mexican pesos (twenty five thousand six hundred sixty million one hundred fifty two thousand six hundred twenty nine Mexican pesos) represented by  a total of 6,786,994,357 (six thousand seven hundred eighty six million nine hundred ninety four thousand three hundred and fifty seven) stocks with a nominal value of 3.780782962 Mexican pesos (three Mexican pesos 780782962/1000000000) each one; divided in 3,464,309,145 (three thousand four hundred sixty four million three hundred and nine thousand one hundred forty five) stocks of "F" Series and 3,322,685,212 (three thousand three hundred twenty two million six hundred eighty five thousand two hundred and twelve) stocks of "B" Series.

The authorised capital stock of the Society is 2,457,508,925.00 Mexican pesos., Two thousand four hundred fifty seven million five hundred and eight thousand nine hundred and twenty five Mexican pesos), represented by a total of 650,000,000 (six hundred and fifty million) stocks  with a nominal value of 3.780782962 Mexican pesos (three Mexican pesos 780782962/1000000000) each one; divided in 331,811,068 (three hundred thirty one million eight hundred eleven thousand and sixty eight) would correspond to the "F" series and 318,188,932 (three hundred eighteen million one hundred eighty eight thousand nine hundred and thirty two) to "B" Series are kept in the treasury of the Society.

d) Rights incorporated into parts of founder, bonds or debt, convertible obligations and securities or similar rights.

(i)

The Board of Directors on its meeting held on October 22, 2015, was updated regarding the situation of the debt issuance of Banco Santander Mexico, S.A. Institución de Banca Múltiple, Grupo Financiero Santander Mexico, which had been previously ratified in the session held on October 17, 2013, in order to issue debt for the amount of 6,500 million dollars in local or international markets, for a maximum period of 15 years, senior or subordinated debt and includes debt instruments qualifying for purposes of capital in accordance with the legislation in force, which can be implemented individually or through several issue programs.

The approved debt issuance of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México is currently composed as follows:

Instrument	Type	Term	Amount	Available
Broadcast program of bank bonds and certificates of deposit of money in term	Revolving	19-Feb-21	55,000 million Mexican pesos	35,514 million Mexican pesos With fix exchange rate according to Banxico 10/Jan/ 2019
Private banking structured bonds Act	Non Revolving	19-Apr-32	20,000 million Mexican pesos	4,936 million Mexican pesos
Structured bonds without public offering		16-Feb-32	10,000 million Mexican pesos	10,000 million Mexican pesos
Senior Bonds	Non Revolving	09-Nov-22	1,000 thousand million American dollars	N/A
Capital Notes (Tier2 capital) **	Non Revolving	30-Jan-24	77.09 thousand million American dollars **Carry out the call at 30 January 2019.	N/A
Capital Notes AT1	Non Revolving	perpetual	500 million American dollars	N/A
Capital Notes (Tier2 capital)	Non Revolving	1-Oct-2028	1,300 million American dollars	N/A

*    The issuance of structured private banking bonds isn't revolving. Once placed the amount laid down in the corresponding brochure a new certificate is issued by the authorised amount.

(ii)

The Board of Directors on its meeting held on January 27, 2011 approved the general conditions for the senior debt issue in international markets.  On October 18, 2012 such issue was approved for the amount of 500 and 1000 million American dollars, for a term of 5 to 10 years. The issue was approved with the objective of obtaining resources to finance the increase in business assets and the liquidity of the Bank. Under these agreements adopted by the Board of Directors, the debt was issued for an amount of 1,000 million American dollars on November 9, 2012.

(iii)

On December 27, 2013 Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México issued subordinated notes (subordinated notes 2013) for a total amount of 1.300.000.000 American dollars, in accordance with the capital requirements established in the Basel III criteria for complementary capital/ Tier 2 at a rate of 5.95% with redemption date of January, 30 2024. The controlling shareholder, Banco Santander, S.A., agreed to buy 975,000,000 American dollars of such notes which correspond to the 75% of the notes.

Such notes were offered through a private offering only to qualified institutional buyers, in accordance with Rule 144A of the U.S. Securities Act of 1933 and it´s modifications, and outside the U.S. under the Regulation S of the Market Law

The issue was approved with the objective of increase the efficiency of the capital of the Institution, and to adequate its capital profile to its main peers, as well as to increase the cost effectiveness of resources with the same capital strength and capacity for growth in risk-weighted assets.

(iv)

On the General Shareholder’s meeting, held on May 14, 2012, it was approved to ratify the agreement adopted by the Extraordinary Shareholder´s meeting held on 17 March 2009, in which it was agreed to create a collective credit for the amount of 1,000,000,000 American dollars through the issue of subordinated, non-preferential, non-guaranteed and non-convertible obligations. So far the issue has not been made.

(v)

The Board of Director on its meeting held on October 27, 2016 approved the issuance in Mexico of debt up to 500 million of American dollars or its equivalent in Mexican pesos. The Ordinary and Extraordinary Shareholder´s meeting held on December 5, 2016, approved to issue a financial instrument that comply with the requirements of regulatory capital established in Basel III, which was considered as not fundamental basic capital, for up to 500 million American dollars.

On December 29, 2016 Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, made an overseas private offering of subordinate, non-preferred, perpetual and convertible obligations representing the share capital by a total amount of 500,000,000 American dollars, which had the character of a ‘mirror emission’ (back-to-back), as a guarantee of liquidity of subordinate obligations not preferential, perpetual and convertible into shares, issued by Grupo Financiero Santander Mexico.

(vi)

As a result of the corporate restructure which included among others the merger of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, as a merging party with Grupo Financiero Santander Mexico as merged Company the subordinated obligations referred to in paragraph (v), were acquired in its entirety by Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México; therefore the subordinate obligations of Banco Santander Mexico became extinct by confusion of rights and obligations, since the Bank as a merging party met the quality of debtor and creditor in these instruments at the moment that the merger was finalised.

Based on the above the subordinate obligations issued by Grupo Financiero Santander Mexico, which were acquired by various investors, will continue to be in force on behalf of its owners and managed by Banco Santander Mexico, preserving substantially the terms and conditions in which they were issued.

(vii)

On September 20, 2018 Banco Santander México, S.A., Institución de Banca Múltiple Grupo Financiero Santander México. issued and placed equity instruments, subordinated, preferential, and not convertible into shares, governed by foreign law representative of the complementary part of the net capital of Banco Santander (TIER 2 subordinated preferred capital notes), for the amount of 1,300,000,000.00 American dollars (the "instruments"), whose resources were used mainly for the acquisition of the 94.07% of the 2013 subordinated notes.

The amount issued of 1,300,000,000.00 American dollars covers in full the sum of the repurchase of the subordinated notes 2013, for 1,222,907,000.00 American dollars. With respect to the 77,093,000.00 American dollars that remained in force, shall be paid in advance of January 30, 2019, which has been authorised by the Bank of Mexico. **

Regarding, the acquisition of the subordinated notes 2013: (a) the acquired total amount was  1,222,907,000.00 American dollars (nominal value), at a price of 1,010.50 American dollars and (b) the amount acquired Banco Santander, S.A. (Spain), was a nominal 1,078,094,000.00 American dollars.

With respect of the issue of the instruments the total amount distributed to Banco Santander, S.A. (Spain), was 75% of the emission; which means that the settled amount is was 975,000,000.00 American dollars.

The General Extraordinary Shareholder´s Meeting was held on September 10, 2018 where among other subjects, it was approved to ratify the limit for the issuance of up to 6,500 million

American dollars debt to a maximum period of 15 years, senior or subordinate, in local markets and/or international markets, instrumented individually or through broadcast programs, which was previously authorised by the Board of Directors on its meeting held on April 26 of 2018.

e) Specific circumstances that restrict the availability of reserves.

According to the Law of Financial Institutions, general dispositions applicable to financial institutions, General Corporations law and the bylaws, the Bank has to constitute or increase its capital reserves to ensure the solvency to protect the payments system and the public savings.

The Bank increases its legal reserve annually accordingly to the results obtained in the fiscal year (benefits).

The Bank must constitute the different reserves established in the legal provisions applicable to financial institutions, which are determined according to the qualification granted to credits and they are released when the credit rating improves, or when it is settled.

f) Entities outside the Group which own, directly or through subsidiaries, a stake equal to or greater than 10% of the equity.

Non applicable

g) Equity instruments admitted to trading.

Non applicable

6. Banco Santander Totta, S.A.

a) Number of equity instruments held by the Group

The Group holds 1,256,179,958 ordinary shares through its subsidiaries: Santander Totta, SGPS, S.A. with 1,241,179,513 shares, Taxagest Sociedade Gestora de Participações Sociais, S.A. with 14,593,315 shares, and Banco Santander Totta, S.A. with 407,130  treasury shares, all of which have a par value of EUR 1 each and identical voting and dividend rights and are subscribed and paid in full.

b) Capital increases in progress

At 31 December 2018, there were no approved capital increases.

c) Capital authorised by the shareholders at the general meeting

Not applicable.

d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

Not applicable.

e) Specific circumstances that restrict the availability of reserves

Under Article 296 of the Portuguese Companies’ Code, the legal and merger reserves can only be used to offset losses or to increase capital.

Non-current asset revaluation reserves are regulated by Decree- Law 31/98, under which losses can be offset or capital increased by the amounts for which the underlying asset is depreciated, amortised or sold.

f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Quoted equity instruments

Not applicable.

7. Santander Consumer Bank AG

a) Number of financial equity instruments held by the Group

At 31 December 2018, through Santander Consumer Holding GmbH, the Group held 30,002 ordinary shares with a par value of EUR 1,000 each, all of which carry the same voting rights.

b) Capital increases in progress

Not applicable.

c) Capital authorised by the shareholders at the general meeting

Not applicable.

d) Rights on founder's shares, “rights” bonds, convertible debentures and similar securities or rights

Not applicable.

e) Specific circumstances that restrict the availability of reserves

Not applicable.

f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Quoted equity instruments

Not applicable.

8. Banco Santander - Chile

a) Number of equity instruments held by the Group

The Group holds a 67.18% ownership interest in its subsidiary in Chile corresponding to 126,593,017,845 ordinary shares of Banco Santander - Chile through its subsidiaries: Santander Chile Holding S.A. with 66,822,519,695 ordinary shares, Teatinos Siglo XXI Inversiones S.A., with 59,770,481,573 ordinary shares and Santander Inversiones S.A. with 16,577 fully subscribed and paid ordinary shares that carry the same voting and dividend rights.

b) Capital increases in progress

At 31 December 2018, there were no approved capital increases.

c) Capital authorised by the shareholders at the general meeting

Share capital at 31 December 2018 amounted to CLP 891,302,881,691.

d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

Not applicable

e) Specific circumstances that restrict the availability of reserves

Remittances to foreign investors in relation to investments made under the Statute of Foreign Investment (Decree-Law 600/1974) and the amendments thereto require the prior authorisation of the foreign investment committee.

f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Quoted equity instruments

All the shares are listed on the Chilean stock exchanges and, through American Depositary Receipts (ADRs), on the New York Stock Exchange (NYSE).

9. Santander Bank Polska S.A. (formerly Bank Zachodni WBK S.A.)

a) Number of financial equity instruments held by the Group

At 31 December, 2018, Banco Santander, S.A. held 68,880,774 ordinary shares with a par value of PLN 10 each, all of which carry the same voting rights.

b) Capital increases in progress

At 31 December, 2018, there were no approved capital increases.

c) Capital authorised by the shareholders at the general meeting

At the extraordinary general meeting held on 29 May 2018 passed the resolution regarding the demerger of Deutsche Bank Polska S.A. As a result of this demerger share capital of Santander Bank Polska was increased by PLN 27,548,240 through issuance of 2,754,824 ordinary bearer shares series N with a nominal value of PLN 10 (ten zlotys) each. The share capital increase took place on 9 November 2018.

d) Rights on founder's shares, “rights” bonds, convertible debentures and similar securities or rights

At the general meeting held on 17 May 2017, the shareholders resolved to approve the “Incentive Scheme VI” as an initiative to attract, motivate and retain the bank’s employees. Delivery of the shares is tied to the achievement of certain targets in the years from 2017 to 2019. The bank considers that the exercise of these rights might give rise to the issuance of no more than 250,000 shares.

e) Specific circumstances that restrict the availability of reserves

Not applicable.

f) Non-Group entities, which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Quoted equity instruments

All the shares of Santander Bank Polska S.A. are listed on the Warsaw Stock Exchange.

B) The restrictions on the ability to access or use the assets and settle the liabilities of the Group, as required under paragraph 13 of IFRS12, are described below.

In certain jurisdictions, restrictions have been established on the distribution of dividends on the basis of the new, much more stringent capital adequacy regulations. However, there is currently no evidence of any practical or legal impediment to the transfer of funds by Group subsidiaries to the Parent in the form of dividends, loans or advances, repatriation of capital or any other means.

Appendix VI

Annual banking report

The Group’s total tax contribution in 2018 (taxes incurred directly by the Group and the collection of taxes incurred by third parties generated in the course of its economic activities) exceeded EUR 16,600 million of which more than EUR 7,000 million correspond to own taxes (Corporate income tax, non-recoverable VAT and other indirect taxes, payments to the Social Security on behalf of the employer and other taxes on payroll and other taxes and levies).

This annual banking report was prepared in compliance with Article 89 of Directive 2013/36/EU of the European Parliament and of the Council, of 26 June 2013 on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms, and its transposition into Spanish law pursuant to Article 87 of Law 10/2014, of 26 June on the regulation, supervision and capital adequacy of credit institutions.

Following is a detail of the criteria used to prepare the annual banking report for 2018:

a) Name(s), nature of activities and geographical location

The aforementioned information is available in Appendices I and III to the Group's consolidated financial statements, which contain details of the companies operating in each jurisdiction, including, among other information, their name(s), geographical location and the nature of their activities.

As can be seen in the aforementioned Appendices, the main activity carried on by the Group in the various jurisdictions in which it operates is commercial banking. The Group operates mainly in ten markets through a model of subsidiaries that are autonomous in capital and liquidity terms, which has clear strategic and regulatory advantages, since it limits the risk of contagion between Group units, imposes a double layer of global and local oversight and facilitates crisis management and resolution. The number of Group offices totals 13,217 (the largest commercial network of any international bank) and these offices provide our customers with all their basic financial needs.

b) Turnover and income before tax

For the purposes of this report, turnover is considered to be gross income, and gross profit or loss before tax, both as defined and presented in the consolidated income statement that forms part of the Group's consolidated financial statements.

c) Number of employees on a full time equivalent basis

The data on employees on a full time equivalent basis were obtained from the average headcount of each jurisdiction.

d) Tax on profit or loss

In the absence of specific criteria, the amount of taxes actually paid in respect of those taxes whose effect is recognised under "Income Tax" in the consolidated income statement (EUR 3,458 million in 2018, with an effective tax rate of 24.4%) has been included.

Taxes effectively paid in the year by each of the companies in each jurisdiction include:

•	Supplementary payments relating to income tax returns, normally for prior years.
•

Advances, prepayments, withholdings made or borne in respect of tax on profit or loss for the year. Given their scantly representative amount, it was decided that taxes borne abroad would be included in the jurisdiction of the company that bore them.

•	Refunds collected in the year with respect to returns for prior years that resulted in a refund.
•	Where appropriate, the tax payable arising from tax assessments and litigation relating to these taxes.

The foregoing amounts form part of the cash flow statement and therefore differ from the income tax expense recognised in the consolidated income statement (EUR 4,886 million in 2018, representing an effective rate of 34.4% or, if extraordinary results are discounted, EUR 5,230 million which represents an effective rate of 35.4% (see note 52.c)). This is so because the tax regulations of each country establish:

•	The time at which taxes must be paid and, normally, there is a timing mismatch between the dates of payment and the date of generation of the income bearing the tax.
•

Its own criteria for calculating the tax and establishes temporary or permanent restrictions on expense deduction, exemptions, relief or deferrals of certain income, thereby generating the related differences between the accounting profit (or loss) and taxable profit (or tax loss) which is ultimately taxed; tax loss carryforwards from prior years, tax credits and/or relief, etc. must also be added to this. Also, in certain cases special regimes are established, such as the tax consolidation of companies in the same jurisdiction, etc.

e) Public subsidies received

In the context of the disclosures required by current legislation, this term was interpreted to mean any aid or subsidy in line with the European Commission's State Aid Guide and, in such context, the Group companies did not receive public subsidies in 2018.

The detail of the information for 2018 is as follows:

	2018
Jurisdiction	Turnover (million of euros)	Employees	Gross profit or loss before tax (million of euros)	Tax on profit or loss (million of euros)
Germany	1,377	4,562	457	119
Argentina	1,203	8,939	190	118
Austria	171	349	83	33
Bahamas	9	44	(1)	-
Belgium	104	212	64	15
Brazil(1)	13,211	44,151	5,343	998
Canada	52	200	10	3
Chile	2,568	11,565	1,198	202
China	95	219	28	3
Colombia	26	169	2	3
Spain(2)	7,644	38,227	106	464
United States	6,764	15,616	1,144	29
Denmark	177	236	89	5
Finland	112	171	69	14
France	575	939	343	63
Ireland	108	2	(20)	-
Isle of Man	1	57	1	-
Cayman Islands	(1)	-	(1)	-
Italy	421	830	183	63
Jersey	1	76	1	1
Luxemburg	39	-	33	-
Malta	10	-	10	-
Mexico(3)	3,584	19,295	1,218	322
Norway	317	508	171	55
The Netherlands	96	295	42	78
Panama	1	6	-	-
Paraguay	-	-	-	-
Peru	70	166	42	8
Poland	1,885	14,930	817	228
Portugal(4)	1,398	7,294	376	25
Puerto Rico	247	963	(20)	9
United Kingdom	5,472	24,772	1,922	537
Singapore	4	10	1	-
Sweden	161	324	106	21
Switzerland	106	233	29	7
Uruguay	416	1,609	165	35
Consolidated Group total	48,424	196,969	14,201	3,458

(1)

Including the information relating to a branch in the Cayman Islands the profits of which are taxed in full in Brazil. The contribution of this branch profit before tax from continuing operations 2018 is EUR 613 million.

(2)	Includes the corporate centre. In Tax on profit or loss, it includes EUR 116 million of monetizable deferred taxes converted form Banco Popular Español, S.A.U.
(3)

Including the information on a branch in the Bahamas the profits of which are taxed in full in Mexico. In 2018 the contribution of this branch to operating profit before tax from continuing operations was EUR - 2 million.

(4)

Including the information relating to the branch, closed on 31 December, in the UK and is taxed both in the UK and in Portugal. In 2018 the contri1bution of this branch to profit before tax from continuing operations was EUR 32 million.

At 31 December 2018, the Group's return on assets (ROA) was 0.64%.